EXHIBIT (c)(vii)

Queensland State Budget Papers for 2008-09

APPROPRIATION BILL 2008

(Second Reading Speech, 3 June 2008)

TREASURER

The Honourable Andrew Fraser MP

Treasurer

APPROPRIATION BILL 2008

(Second Reading Speech, 3 June 2008)

TREASURER

The Honourable Andrew Fraser MP

Treasurer

Mr Speaker, I move that the bill be now read a second time.

Mr Speaker, “the duty of placing before the [House] the annual review of the finances of the State and the Estimates for the current year imposes, on this occasion, a more difficult task than usual.”1

So began the Budget Speech in 1915. It serves also to introduce the Budget of 2008-09.

It is my unique privilege to present the first Budget of the Bligh Government.

It is a Budget that sets a course for a government determined to meet the challenges of the future.

This is a Budget that looks beyond tomorrow and out to the horizon.

It describes our priorities and reflects our commitments.

To delivering front line services.

To building infrastructure.

To delivering a massive boost to our health and hospital system.

To helping out Queenslanders most in need—the vulnerable and the elderly.

To tackling climate change.

And to improving housing affordability for the next generation.

It is a Budget that looks beyond today to the Queensland of the future.

We have framed this Budget against challenging times. An unprecedented credit crunch hit global finances as the fall out from the US sub-prime mortgage crisis washed around the world.

And our drought stricken state was soaked by flooding rains.

Interest rates were hiked and smashed demand in the economy, as demand for services and infrastructure escalated in our growing state.

We are facing these challenges, meeting them head on and charting a course for our future.

[1]	Hon E G Theodore, Hansard, 13 October 1915.

Economic and Fiscal Outlook

Mr Speaker, Queensland has a strong economy, strong population growth, a strong balance sheet and a strong future. However, the modern Queensland economy is strongly enmeshed in the global economy.

The slow down in global economic growth has hit our nation, at the same time as inflation pressures have produced higher interest rates. We are not immune.

Nationally, economic growth is now estimated to be 3 1/2 % in 2007-08, down from previous forecasts.

Australia’s economic growth is forecast to slow further in 2008-09—down to 2 3/4%.

Queensland is again outpacing the national economy. Our estimated growth for 2007-08 is 3 3/4 % and in contrast to the nation, we are forecast to gather pace and grow at 4 1/4 % in 2008-09.

This will be the thirteenth year we have outpaced the national rate of economic growth.

While jobs growth slows nationally, our economy is set to deliver a year average rate of unemployment that is the lowest in a generation—and it is forecast to stay there, at 3 3/4  % in 2008-09.

This will be the fifth straight year Queensland’s unemployment rate has been well below the national average and is the lowest rate of unemployment in 34 years.

Employment is forecast to grow at double the national rate.

It is not just the quantum of our growth, it’s the composition of our growth that is the real story. Business investment in Queensland is forecast to grow by 9 1/4%. Real business investment will have doubled to $36 billion over the last six years.

While the cost of the flood has included mine and export disruption in 2007-08, the breaking of the drought and rising agricultural prices are expected to result in a recovery in farm incomes and see our primary industries make a strong contribution to growth. Reforms to the Department of Primary Industries and Fisheries will support this growth.

Our resource industries are experiencing unprecedented prosperity.

While mining and agriculture represent just 12 % of the output in the modern Queensland economy, they will play a strong role in achieving exports growth of 4 1/4 % in the year ahead.

This is the strongest rate for four years and benefits from export infrastructure expansions coming on line and improved weather conditions.

Mr Speaker, the demand for further infrastructure investment comes at a challenging time. In 2008-09, for the first time, Queensland will receive less than a per capita share of GST revenue. We will be a donor State.

At the end of the Budget’s forward estimates in 2011-12, Queensland will have had a cumulative loss in GST funding of more than $1.8 billion since the 2004 Review of the Methodology by the Commonwealth Grants Commission.

In addition, by 2011-12, the revenue foregone from the abolition of State taxes will be over $1.3 billion.

Together this curtails our capacity to meet the funding challenges before us.

I am a strong supporter of the Federal Treasurer’s initiative to engage in a comprehensive review of Federal, state and local taxation. The financing of our federation is the dominant fiscal challenge before our nation and the time to address it is now.

The quest for reform is a task that begins at home and the Bligh Government is taking a fresh approach to reform of the Queensland public sector with changes designed to deliver real savings that can be redeployed to frontline service delivery.

We are creating a new Public Service Commission, committed to reducing the number of government boards and statutory bodies, creating one amalgamated Civil and Administrative Tribunal, and have established the Expenditure Review Committee.

We have applied a productivity dividend to the non-service delivery areas of government and are redeploying the $80 million in annual savings to frontline service delivery.

Our amalgamation of the Service Delivery and Performance Commission and the Office of Public Service Commissioner has already generated savings of $1.5 million.

This Budget reallocates these savings to neonatal equipment and night vision goggles in rescue helicopters and to the Healthy Hearing Program for indigenous children.

One of our first acts as a new government was to comprehensively audit the Queensland Ambulance Service, where we identified $12.2 million worth of savings to be returned to frontline service delivery.

It is a record budget for the Ambulance Service of $455.7 million, including 250 additional ambulance officers and 145 new ambulances.

We will continue this task and expand it across government as we strive to achieve the best value for the Queensland taxpayer.

Housing Affordability

Mr Speaker, our decade of unprecedented prosperity has not been enjoyed by everyone.

Many young Queenslanders have been locked out of the great Australian dream by a property market that has risen above their reach.

Housing affordability can not be solved by any one act by any one government. But we can assist, and we will.

Through sweeping changes to our stamp duty regime any Queenslander seeking to break into home ownership through buying a first home under $500 000 will not pay one red cent of stamp duty.

We will immediately raise the first home owner concession to $350 000 from the start of the financial year and then to $500 000 by 1 September this year.

We will bring forward and abolish in full mortgage duty on day one of the start of the new financial year.

We will extend the principal place of residence concession available to all home buyers to provide further savings of up to $750.

These reforms will mean that a Queensland couple looking to take out a mortgage and purchase their first home—whether they are in the growth suburbs of the Gold Coast or the booming city of Mackay—will save up to $9,800 on a $500 000 home.

They will not pay one cent of stamp duty on the purchase price, and not one cent of duty on their mortgage.

We are proposing to abolish the First Home Owners Grant and reform duty rates for homes above $1 million to finance the cuts aimed at the Queenslanders who are seeking to break in to the property market.

Our reforms mean that for every home purchase under $1 million—whether first homes or to families upgrading to a new home—Queenslanders will pay the lowest stamp duty in the country.

This reform is at the core of our Budget and of our beliefs as a Government.

I also announce further tax reform to reduce the impact of higher land values on tax liability, with cuts to threshold payments for land tax and a simplification of the rate schedules.

We have the highest threshold in the nation for resident individuals and our top marginal rate of 1.25 % is lower than any State.

In this Budget we will add to our competitive regime which sees the number of land tax payers in Queensland equal to about one-third of that of other major states.

In Queensland a couple could own a home on land worth more than $1 million and three or four other average priced properties before being liable for land tax.

Tax payable at the land tax threshold will be reduced from $1,200 to $500 for resident individuals and from $2,250 to $1,450 for companies, trusts and absentees, which will ensure that the majority of land tax payers will benefit from our reforms.

On the supply side, this Budget will assist with housing affordability through the planned release of $125 million in 2008-09 from the Queensland Future Growth Fund for social housing, as well as $9.5 million for the Urban Land Development Authority.

Health

Mr Speaker, every government around the world of every persuasion faces the challenges of health service delivery. With an ageing population and rapid technological advancement, health costs are ever increasing.

We are facing up to this challenge with the single biggest injection ever into our health and hospital system. A massive boost of $1.2 billion will take the Health budget to a record $8.35 billion in 2008-09.

The capital works component of the Health budget tops more than $1 billion.

This Budget provides funding for the commencement of the new Mackay hospital and the redevelopment of the Cairns and Mt Isa hospitals. These projects are being funded by the sale of Cairns and Mackay airports together with the sale of our 12 % stake in Brisbane Airport.

More than $200 million is allocated towards our program of building three new tertiary hospitals in the south east corner: the Gold Coast University Hospital, the Queensland Children’s Hospital and the Sunshine Coast Hospital.

$55 million will commence the $240 million expansion of the Robina Hospital on the Gold Coast.

A funding injection of $7 million this year will go towards an expansion of the Emergency Department at the Townsville Hospital, while $10 million is also provided to bring on line more beds as we fulfil our election commitment to Townsville.

The upgrade of the Rockhampton Hospital Emergency Department will continue, and more than $15 million will be spent on the Yeppoon Hospital Redevelopment. A new community based care initiative will be piloted at Toowoomba Hospital.

The Budget also allocates $200 million over four years to sustain increased elective surgery activity and to relieve pressure on other essential health services.

Other new funding provided includes:

•	$54.9 million over four years to meet the increased demand for medical aids, together with increased subsidies for clients of the Medical Aids Subsidy Scheme

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$45.6 million over three years for new health technology and equipment with a further $3.9 million over three years to enhance the Tele-Radiology Network to enable Queenslanders in regional and remote areas access to rapid response radiology reporting

•	$35.8 million to employ 50 new nurse practitioners over four years and train more nurses to work in neonate intensive care units and special care nurseries

•	Enhanced Maternity Care—$9 million over four years has been allocated to support the trial of a patient-focussed nurse-led, community-based midwifery model of care in rural and outer urban sites.

Dental health is a priority of the Bligh Government and we are also allocating $14 million over three years to acquire nine new mobile dental clinics and refurbish the existing fleet.

We will also provide $26 million over the next four years in support of our decision to fluoridate public water supplies—the single most important preventative health measure undertaken for a generation, which will benefit generations to come.

Assisting our Elderly

Mr Speaker, the generations of Queenslanders who have completed their working life and now rely on fixed incomes find the cost of living particularly challenging.

The Budget implements our commitment to introduce a Pensioner Water Subsidy Scheme for eligible pensioners in the south-east corner to reduce the impact of increased water price rises in the future. This scheme, at a cost of $50 million over four years, will provide a rebate of $40 this year, rising to $100 in 2010-11.

This scheme is in addition to the Pensioner Rate Rebate Scheme which applies across the state and provides up to $180 off local government rates charges.

To assist with rising energy costs the Government funds its commitment to introduce a $2.96 million Reticulated Natural Gas Rebate Scheme for pensioners and seniors. Around 50,000 pensioner and concession card holders will benefit from the rebate, which we will index with CPI.

Today I announce the allocation of $10.6 million to increase the pensioner and seniors electricity rebate by $20 to $165. The increase in the rebate at 13.8% is more than double the announced 5.3% increase to electricity prices and demonstrates our commitment to assisting older Queenslanders with rise in the cost of electricity.

Mr Speaker, many Queenslanders have a need for ongoing care and with an ageing population this proportion of the State’s population will grow. To assist our seniors, the Government will change a number of State tax arrangements that apply to Queensland’s aged care facilities and affect Queensland’s aged persons.

We will make aged care facilities, under the Commonwealth’s Aged Care Act, exempt from land tax.

We will extend the principal place of residence land tax exemption when the owner is absent due to illness or care requirements—a situation often encountered by the elderly.

These changes will ease the burden on many older Queenslanders and will be subject to appropriate safeguards to ensure the benefits reach their intended recipients. The value of these tax reforms is calculated at $5 million in savings to older Queenslanders.

Climate Change and the Environment

Mr Speaker, dealing with climate change is not only the dominant environmental challenge of our time, it’s the dominant economic challenge before us.

Pricing carbon, calibrating climate change into our economy, will have ramifications for generations to come. Denying and doing nothing is not an option to be contemplated.

The Budget will fund a new service, the ClimateSmart Home Service, to assist households to meet the challenges of climate change.

The service is modelled on the successful Home Waterwise Service—and we will make this new service available State-wide.

The new ClimateSmart Home Service—funded through the Queensland Climate Change Fund—will assist Queensland households with curtailing energy use, reducing greenhouse gas emissions and saving money on energy bills.

Residents will receive over $250 worth of value for a $50 fee which will include the installation of a wireless energy monitor, providing up to 15 compact fluorescent light bulbs, a water efficient shower rose per household and a comprehensive energy audit.

Climate change will have disproportionate impacts on different households and on different locations.

Accordingly, $7.25 million has been allocated over four years for the ClimateSmart Homes Rebate Program to provide financial incentives for households and small business in isolated and remote areas of the State to implement energy conservation measures.

The Budget also provides the $50 million planned for the Queensland Renewable Energy Fund to support the commercialisation of new technologies as well as the $50 million planned for the Smart Energy Savings Fund.

The Funds will support Queensland businesses to implement energy efficient technologies in buildings, appliances and industrial processes.

The Funds will reduce greenhouse gases, and save business money.

Other environmental initiatives funded in this Budget include:

•	the $17 million for a structural adjustment package for commercial fishers affected by the Moreton Bay Marine Park Zoning Plan, to secure the long term health of the bay,

•	$12 million for land management under the new Cape York Peninsula Heritage Act, and

•	over $60 million in additional funding over four years for an expanded State-wide compliance program for environmentally relevant activities, including on industrial sites.

Indigenous Queenslanders

Mr Speaker, governments through history have struggled to improve the circumstances of our Indigenous population.

Determined as we are to confront this challenge, our government is tackling the root causes of disadvantage and trauma.

A new regime to tackle alcohol abuse and reduce harm, including divesting local councils of canteens to break the link between alcohol profits and council coffers, is being supported by more than $58 million in funding over four years.

This allocation will deliver new alcohol and drug detoxification and rehabilitation programs, diversionary activities, family support programs and greater enforcement of alcohol restrictions as well as compensating councils for lost revenue from canteen closures.

We are also providing $40 million over five years, commencing in 2007-08, for the Cape York Welfare Reform initiative, an investment in breaking the cycle of generational disadvantage.

We are increasing our funding to those most in need—indigenous children. We will provide $21.5 million for facilities for pre-Prep programs for children aged between three and a half and four and a half in indigenous communities.

More than $13.6 million will be allocated to build and operate four residentials to house children taken into care with another $10.4 million to operate safe havens for indigenous children affected by family violence.

The success of the PCYC program in indigenous communities will be built upon with an injection of $7.6 million over four years.

We don’t want to just repair damage, we want to provide a future for our indigenous population. A healthy future, a safe and economic future that recognises unique cultures.

New funds will support improved land management and tenure reform to promote economic development and enable the provision of essential infrastructure on Aboriginal and Torres Strait Islander lands.

An additional $4.7 million will be provided over three years to support the growth and development of the vibrant Aboriginal and Torres Strait Islander arts industry—a pathway to prosperity for the future.

Safer Queensland Communities

Mr Speaker, prosperity provides opportunity. Opportunity allows for potential, and we aspire to safe and supportive communities to nurture that opportunity.

This Budget sees funding to the Queensland Police Service increase by $134 million to $1.57 billion in 2008-09, a 9 % increase.

An extra 200 police will ensure we maintain our election commitment to having a police to population ratio at national levels. An initial $3.5 million over four years is provided to the Office of the Director of Public Prosecutions to increase the number of prosecutors. An assessment of future resourcing of the DPP is an early priority this financial year. The State Coroner also receives a funding increase.

Construction on the new $600 million Supreme and District Courthouse in Brisbane will commence.

In addition, this year sees construction start on the new South East Queensland Correctional Precinct near Gatton with $196 million in this Budget.

The $445 million expansion of Lotus Glen Correctional Centre in Far North Queensland will also commence and $11.4 million is allocated for the purchase of land and detailed planning for increased youth detention capacity at the Cleveland Youth Detention Centre in North Queensland.

Transport Infrastructure and Congestion Busting

Mr Speaker, strong population and economic growth, particularly in South East Queensland, is putting increasing pressure on our roads and public transport. It’s adding to costs within the economy, and costing commuting families precious time.

We are in the midst of the single biggest program of infrastructure upgrades: roads, tunnels, busways, bridges, extending and duplicating rail-lines.

It’s a program that reaches across the State.

More than 40,000 cars will be travelling a day on the $543 million Tugun Bypass, opening this week—6 months ahead of schedule.

250 buses are running beneath our city centre through the $333 million Inner Northern Busway tunnel, opened ahead of schedule.

Queenslanders can see the $980 million we have spent on the Gateway Bridge duplication and upgrade so far ….and we will spend half a billion more this year as the bridge climbs above the ground.

You can see the $68 million we have spent on the Houghton Highway duplication …and we will spend $150 million in this Budget as the bridge stretches over to Redcliffe.

You can see the $52 million on the Caloundra Road upgrade …we will spend $27 million to finish this year. And we’ll finish the Pacific Paradise interchange and David Low Way access on the Sunshine Motorway with $32 million this year on top of the $52 million we’ve already spent.

You can see the $21 million spent building the new Hospital bridge in Mackay …and we’ll spend $11 million this year to finish it along with $66 million on the Forgan Bridge.

You can see the $76 million spent on the Townsville Ring Road already… and we’ll finish it off this year with $42 million in this Budget.

This year we will ramp up our spend on transport infrastructure to service the Western Corridor—the growth corridor of the south-east corner.

We will allocate $200 million to the widening of the Ipswich Motorway.

A massive $254 million will see the work on the Darra to Springfield transport corridor—duplicating the Centenary Highway and duplicating the rail line to enable the extension to Springfield.

Twelve new three car train sets will arrive this year as the Budget funds $162 million over the next four years for an order of 58 new three car units for future years. That’s more train carriages on the line to cope with demand increases.

More than $168 million will be pumped into the Translink public transport system to pay for more services including funding for 90 new buses for Brisbane this financial year.

$10 million will be set aside next year to pursue strategies including proven initiatives which promote public transport, cycling and walking.

Delivering on Infrastructure

The Budget’s record $6.968 billion transport and roads capital works program heads up the single biggest infrastructure funding program ever financed in this State.

This year the capital budget is a massive $17 billion—up 21 % on last year’s budget.

That’s $17 billion to be invested over the next 12 months across our state.

To put that in perspective, on average other states will spend $733 per person on capital works in 2008-09. This budget provides for Queensland to spend $1,541 per person: more than double.

Today Mr Speaker, following a major review, the South East Queensland Infrastructure Plan and Program for 2008-2026 is released.

The Plan provides for expenditure of $107 billion over the period with the highlights including:

•	$83.5 billion on road, rail and public transport

•	$8 billion on water infrastructure

•	$3.5 billion over five years on energy projects, and

•	$12 billion in social and community infrastructure.

A massive task—the $9 billion Water Grid—has a watershed year. More than $2.2 billion is being invested in this Budget to finish:

•	The $900 million Southern Regional Pipeline to be fully operational by the end of November

•	The $2.5 billion Western Corridor Recycled Water Project to be completed in December

•	Stage 1 of the Northern Pipeline Interconnectors to be completed by December, and

•	the $1.2 billion Gold Coast Desalination Project at Tugun to be fully operational by January 2009 and we will continue the work on other vital projects such as the Traveston Crossing Dam.

An improved export performance for next financial year comes on the back of capacity enhancements in export infrastructure, including our $5.4 billion Coal Transport Infrastructure Investment Program.

We have already invested $96 million in the expansion of the Abbot Point Coal Terminal to 21 mtpa which opened in November. We have already announced approval for the next stage through to 25 mtpa at a further cost of $95 million and today I announce that we will double capacity at Abbot Point Coal Terminal to 50 mtpa in a massive $818 million project.

This investment, supported through the Future Growth Fund, is an investment in exports. It’s a vote of confidence in our resources sector and demonstrates our commitment to accelerating expansion.

We are also giving the green light to a $107 million project to upgrade the Mt Isa rail link to improve export efficiency for the Northern Minerals Province.

This year QR will invest $400 million on the Jilalan Yard Upgrade in central Queensland, and more than $300 million on upgrading the locomotive and wagon fleet.

The booming Bowen Basin will be further supported with a $150 million commitment to roads building, including an upgrade to the Dawson Highway at the Calliope Range and work on the Leichhardt Highway to improve flood immunity and safety.

As our economy powers forward, our energy sector will invest $3.1 billion in the statewide network as we build for growth.

Mr Speaker, we are right in the middle of the resources boom, and that requires a boom in infrastructure spending. We are committed to sustaining that prosperity, and for all of Queensland to share in that prosperity.

State Royalties Reform Package

Mr Speaker, the people of Queensland, as the owners of the resource, should receive a fair share of the resource value of our minerals.

The mining industry is experiencing boom times at the moment—suggesting our mineral wealth has been undervalued in the past.

The Government has examined all of Queensland’s royalty arrangements, many of which have been in place for many years.

Profitability of mining is soaring as is the value of Queensland’s mineral wealth. Coal prices in particular are sharply increasing, trebling in some cases. There is also an expected moderation in prices in future years.

Recent significant increases in contract prices for export coal have greatly increased the value of our coal resource. This Budget introduces a coal royalty rate structure designed to increase the return to the Queensland community as the value of coal increases.

A new two tier royalty for coal is to be introduced. The current 7 % rate will apply to the value of coal produced by a mine below $100 per tonne and a higher 10 % rate will apply to the value of coal above $100. Should coal prices drop below $100, the existing 7 % rate will apply.

New arrangements for base metals—which have also experienced sharp increases in value of up to 469 % since 2000—will also be implemented.

These new arrangements will ensure Queenslanders receive an appropriate return for their mineral wealth, help sustain the infrastructure to sustain export growth and help sustain the communities growing with the growth in mining.

Our reforms will also make the clean coal levy deductible for royalty purposes, and backdate that to 2007. This recognises the need to focus on calibrating climate change into our economy, to meet the imperative of sustainability.

A range of new spending—from construction of a new drill core facility in Mt Isa to additional mining inspectors to additional specialist staff at SIMTARS—demonstrates our commitment to supporting the ongoing prosperity of our resources sector.

Growing the Queensland Economy

Mr Speaker, with this infrastructure spend and our fiscal strategy aligned to the State’s economic outlook, we are charting a course for future growth.

We have long maintained not only a lead on other states when it comes to growth and to capital works, but also when it comes to our taxation regime. As we meet the challenges of financing improved services and our infrastructure spend, we seek also to maintain our competitiveness.

Small to medium sized businesses stand to benefit from the total abolition of mortgage duty and land tax reforms outlined earlier.

Queensland currently has a highly competitive payroll tax regime—among the highest thresholds in the country—at $1 million—and the lowest tax rate in country—of 4.75%. Roughly 1 in 10 business in Queensland pays payroll tax.

Today I announce a further reform, and a policy commitment to seeking to adjust this setting each Budget I deliver.

The current threshold phases out at $4 million. This will be increased to $5 million from 1 July 2008. This change will benefit over 40 % of employers currently paying payroll tax.

Queensland will retain its competitive tax status with per capita state tax estimated at $2,342 in 2008-09 compared to an average of $2,616 for the other states and territories.

It affirms our competitive edge, as we finance the biggest expansion in our State’s history.

Budgeting for Surpluses

Mr Speaker, as Members will be aware, Queensland has financial assets set aside to meet future employee superannuation and other obligations. These funds are invested with Queensland Investment Corporation.

While the intention is that these funds earn a long term average rate of 7.5%, the actual returns have fluctuated between minus 5 % and plus 21 % over the past seven years.

The returns on these investments are not available for other purposes. However, movements in investment returns have had a significant impact on the Budget’s headline operating balance, although not its capacity to fund services.

The Government has decided to transfer the financial assets set aside to meet future employee and other obligations to the Queensland Treasury Corporation.

The transfer will allow Queensland to remove the earnings volatility from the Budget’s net operating balance in the General Government sector. The funds will continue to be reported in the Report on State Finances, tabled in the Parliament annually and signed off by the Auditor-General.

This change has been discussed with ratings agencies, Moody’s and Standard and Poors, who support the move and have confirmed this reform will not in any way jeopardise our AAA credit rating.

Last year’s Budget forecast an operating surplus of $268 million for 2007-08. This was revised down to $213 million at the Mid Year Economic and Fiscal Review, which noted explicitly that our investment earnings were then below the 7.5 % long term average assumed in that report, and in Budgets before it.

The headline estimated actual outcome for 2007-08 is a deficit of $995 million. This is due to the buffeting of our investment returns from the fallout of global financial turmoil with returns to mid-May of 2 % rather than the long term average of 7.5 % achieved.

The estimated actual result for the 2007-08 underlying surplus is $272 million, marginally above the original Budget forecast.

The Budget I present today, with a record infrastructure spend, with a record injection into our health and hospital systems and with our tax reforms to stamp duty and other taxes paid for, is framed with a surplus in 2008-09 of $809million, the second highest budgeted surplus in a decade.

The strength of that forecast is very much built on the upside from our resources sector, and accordingly the forecast surpluses are moderating over time as prices are expected to moderate.

The strong surpluses I am budgeting for in 2008-09 and 2009-10 will greatly assist in funding our record capital program.

Under our legislated Charter of Social and Fiscal Responsibility, responsible borrowings may only be undertaken for investment in capital expansion—like long term infrastructure.

We will continue with our strategy of modest, responsible and economically appropriate borrowings in this Budget.

Our interest expense on Budget in 2008-09 will be just 1.5%. It will grow modestly as we expand exponentially to average 2.4 % of revenue over the full forward estimates forecast period.

In fact, our planned borrowings of $2.9 billion in 2008-09 are significantly lower than we forecast for 2008-09 in last year’s Budget and at the Mid Year Review. Estimated net borrowings on Budget of $2.9 billion will finance the $6.65 billion capital program in the General Government sector.

Every business I know, every family I know, would love to have an interest expense of just 1.5 % of revenue. This fiscal strategy underpins our economic strategy and its soundness is demonstrated in our continued prosperity.

Our Government Owned Corporations will also undertake responsible borrowings—underpinned by commercial undertakings. They do as other businesses do. They will have a capital structure that recognises their operating environment.

Our financial assets will continue to exceed our financial liabilities in the Budget Sector: the fact is the Queensland Budget has no net debt. Our debt levels are sound, responsible and we maintain our AAA credit rating. We equally maintain a critical assessment of our balance sheet, with a constant guiding principle of seeking maximum advantage for the Queensland taxpayer.

And looking to the future

Mr Speaker, we passionately believe in opportunity, in giving every child every chance to prosper.

It’s not just economics—its our passion.

We are funding for growth and for the future.

Our investment in education and training tops $6 billion for the first time.

We will expand our teaching and teacher aide workforce by 270 this coming year, as we meet the task of educating the next generation of Queenslanders.

The Budget provides for a $100 million 2 year injection into school maintenance through the Tomorrow’s Schools initiative.

That will spike maintenance spending, recognising that many of our schools are older than our federation. As anyone who owns a Queenslander knows, with heritage comes obligation.

Beyond the normal capital program funded each year for education, we are funding two new schools both on the northern parts of the baby booming Gold Coast.

$56 million will build a new primary school at Western Oxenford and a new High School at Ormeau.

In fact, three of the four new schools to be funded in this Budget are on the Gold Coast.

The fourth school—a new primary school in the North Lakes area—will be in addition to an announced primary school in Ormeau around Norfolk Village.

The students of these new schools will enter a system graduating a generation of school leavers moving into an employment market not seen before.

That requires an investment in skills, in post school qualifications. Our future lies in the Smart State. That’s where our economic future lies—in skills enhancement, in investing in human capital.

The Budget recognises the immediacy of the skills challenge—with additional funding of $43.4 million over four years to increase apprenticeship and traineeship training places with over 7,500 places in 2008-09.

The Budget provides $50 million over two years, commencing in 2009-10, for the development of specialist trade campuses at Acacia Ridge, Mackay and Townsville.

While we arm ourselves with the skills in demand, we need also to look beyond immediate demands and look to the future over the horizon.

Not just in skills development, but in the demands of our community. Of an ageing population, of a community with changing expectations and changing demography.

Of a Queensland community where the most common type of household is no longer parents and the kids. The makeup of homes throughout the State will dramatically change with couples without children and lone persons households overtaking couples with children by 2011.

Where we will live longer, have fewer children, and later. Where medical technology will greatly enhance quality of care for illness, while rates of illness are expected to greatly increase.

Our abiding commitment to increased disability services funding goes to the core of our Government’s beliefs. This year we will increase the budget for Disability Services Queensland to $1.23 billion—a 14 % increase.

This Budget will provide Disability Services Queensland with $99 million over four years to increase early intervention and other support services available to people with a disability in Queensland.

This is about supporting people with a disability—and their carers, their families—to avoid crisis.

To provide for sustainable living in the most nurturing environment, within their own homes and amongst their loved ones whether their disability is physical or mental—this funding is not about least dollar cost, it’s about least cost to individuals and their families.

We will also increase the budget for the Department of Child Safety—which will be $592 million in 2008-09.

More than $15 million is allocated to recruit 40 new frontline child safety workers along with additional support for existing workers at the coalface.

An additional $14 million is allocated for family early intervention services to help avoid the incalculable human cost of family breakdown and harm to children.

Across Government we face the challenge of meeting the demands from growth—in every service, and in every way.

As we seek to meet that demand we are quarantining funds for front-end solutions that can avoid all the costs of back-end fixes—both human and economic.

I announce a $70 million allocation over four years for a new Prevention and Early Intervention Incentives Pool.

The funding will be allocated to departments on a contestable basis for innovative projects where there is the potential to improve longer term outcomes—not in immediate raw dollar terms, but in the currency more relevant to our central beliefs as a Government: in the avoidable human cost of suffering, breakdown, abuse or harm.

The fund will be an incubator of policy innovation and looks beyond the immediacy of this Parliament’s challenges and focuses on a longer term view. We are investing today, for the benefit of our tomorrows.

Conclusion

Mr Speaker,

This Budget funds the frontline services to meet today’s demands.

It funds a record injection into our health and hospital system.

It is delivering on infrastructure today for tomorrow.

It smashes stamp duty for Queenslanders trying to break into home ownership.

It looks to the future challenges of a growing State with a global outlook.

It confronts the central challenge of our times: climate change and its impacts on the household.

It provides for Queenslanders to receive a fair share of our resource value.

It uses that dividend to provide services and infrastructure for all Queenslanders.

This Budget recognises our circumstances—smack bang in the middle of an unprecedented boom.

The decisions we make as a community right now matter. We are charting a course for growth, for a new Queensland not even imagined just a few short years ago.

It is the first Budget of the Bligh Government. It lays down our priorities for the future well beyond electoral cycles.

We look to the longer term and to the need to invest now and take on the huge tasks before us.

We look forward with confidence, commitment and courage as we seek to include all Queenslanders in our bright future.

I commend the Bill to the House.

STATE BUDGET

2008-09

BUDGET STRATEGY AND

OUTLOOK

Budget Paper No. 2

1. BUDGET STRATEGY, PERFORMANCE AND OUTLOOK

FEATURES

•

The forecast underlying operating result for 2007-08 (adjusted for superannuation arrangements comparable to other states) is a surplus of $272 million. This compares to a forecast surplus at the Mid Year Fiscal and Economic Review of $213 million and at Budget of $268 million.

•

Under the Uniform Presentation Framework, the General Government sector is forecast to have a headline net operating deficit of $995 million in 2007-08. This is primarily due to the subdued performance of investment markets, which has impacted on the returns the State receives on the substantial funds set aside to meet future liabilities.

•	The 2008-09 budgeted net operating surplus for the General Government sector is $809 million with a strong surplus of $540 million in 2009-10 and a surplus of $265 million by 2011-12.

•	Cash deficits in the General Government sector are projected for each year across the forward estimates and are the result of the State’s significant planned capital expansion.

•

The State’s capital program is an estimated $17 billion, a 19% increase on 2007-08 estimated outlays. The capital outlays of Public Non-financial Corporations (commercial) sector entities constitute approximately 52% of total outlays in 2008-09.

•	The State’s net worth is forecast to increase to $128.563 billion in 2008-09 and rise to $140.243 billion by 2011-12.

This chapter discusses:

•	the summary of financial aggregates for the General Government sector for the 2008-09 Budget. A discussion of the Public Non-financial Corporations (PNFC) sector can be found in Chapter 4

•	the Government’s fiscal strategy as outlined in the Charter of Social and Fiscal Responsibility.

SUMMARY OF KEY FINANCIAL AGGREGATES

Table 1.1 provides aggregate actual outcome information for 2006-07, estimated actual outcome information for 2007-08, forecasts for 2008-09 and projections for the outyears.

Table 1.1

General Government sector – key financial aggregates1

	2006-07 Actual[2] $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Revenue	31,981	32,276	36,582	37,240	38,638	40,385
Expenses	30,125	33,271	35,772	36,700	38,422	40,120
Net operating balance	1,856	(995)	809	540	215	265
Cash surplus/(deficit)	2,304	(3,547)	(1,970)	(2,654)	(2,669)	(2,059)
Capital purchases	4,418	5,223	6,651	6,693	6,590	5,824
Net borrowing	(262)	3,531	2,915	4,448	4,383	3,593
Net worth	117,831	123,095	128,563	132,708	136,490	140,243
Net debt	(26,686)	(24,371)	(21,928)	(18,670)	(15,560)	(13,227)

Notes:
1.	Numbers may not add due to rounding.
2.	Reflects published actuals. Does not include any recasting of data that may have occurred subsequently.

BUDGET OUTCOMES 2007-08

Key financial aggregates

Table 1.2

General Government sector – key financial aggregates1

	2007-08 Budget $ million	2007-08 MYFER $ million	2007-08 Est. Act. $ million
Revenue	32,551	33,342	32,276
Expenses	32,282	33,129	33,271
Net operating balance	268	213	(995)
Cash surplus/(deficit)	(892)	(2,481)	(3,547)
Capital purchases	5,463	5,888	5,223
Net borrowing	3,569	4,427	3,531
Net worth	119,799	124,642	123,095
Net debt	(24,709)	(25,226)	(24,371)

Note:
1.	Numbers may not add due to rounding.

Operating balance

The operating balance expected for 2007-08 is a deficit of $995 million. The estimated 2007-08 deficit reflects the subdued performance of equity markets, with investment returns well below the long-term assumed rate of return of 7.5%.

With around $27 billion in funds invested in a portfolio of equities, property, cash and fixed interest, the performance of international financial markets has a major influence on the Budget result. While Budget and Mid

Year Fiscal and Economic Review (MYFER) estimates for investment returns were based on the expected long-term average result for the portfolio of 7.5%, the 2007-08 estimated actual is based on returns as at mid-May which were around 2%. This compares favourably with the ASX 200 Index which has declined by 6% between June 2007 and mid-May 2008.

The estimate of expenditure in 2007-08 is similar to the MYFER forecast. Revenue is estimated to decrease from the MYFER forecast as a result of low investment returns, as outlined above.

Further details on revenue and expenditure projections are contained in Chapters 5 and 6 respectively.

The underlying operating balance

Investment market volatility impacts on the Queensland Budget in 2007-08 more than it does for other states. This is due to differences in the way Queensland’s public sector superannuation arrangements are structured and the size of Queensland’s investments compared to other states. Queensland’s financial assets set aside to meet future superannuation liabilities are held as General Government sector assets and associated superannuation liabilities are similarly recorded as General Government sector financial liabilities. In contrast, other jurisdictions generally have structures whereby all investments are held in superannuation funds and only the net superannuation liability is recorded in the General Government balance sheet.

This results in investment market volatility in Queensland in the current year and represents the difference between the actuary’s assumption on investment returns (currently 7.5%) and actual results achieved during the year.

If Queensland’s superannuation arrangements were structured on the same basis as generally applied in other states, the General Government sector underlying operating balance for 2007-08 would be a surplus of approximately $272 million. The result is outlined in Table 1.3 and is calculated on a consistent basis with that used in the other states.

Table 1.3

Calculation of underlying net operating balance1

2007-08 Est. Act. $ million
Net operating balance	(995)
Add investment earnings below long term rate[2]	1,267
Underlying balance	272

Notes:

1.	With the transfer of assets to Queensland Treasury Corporation (see Box 1.1), the calculation of an underlying surplus in the outyears is no longer relevant.
2.	Represents the long-term rate of 7.5% less estimated investment returns on financial assets held to meet future defined benefit superannuation liabilities that would be foregone if those assets were transferred to the superannuation fund.

The Queensland Government has decided to remove investment return volatility from the General Government net operating balance through transferring the Consolidated Fund’s superannuation and other assets held to meet long term liabilities of the Government to the Queensland Treasury Corporation (QTC) (see Box 1.1). The outcome of this will mean that, like other states, there will be no difference between the underlying and headline surplus.

Box 1.1

Removing investment volatility in the General Government Sector

Queensland has financial assets set aside to meet future employee and other obligations. These funds are invested with the Queensland Investment Corporation (QIC) and, while the assumption is that these funds earn a long-term average rate of 7.5%, the actual returns have fluctuated between negative 5% and positive 21% over the past seven years.

While returns on these investments are not available for other purposes, movements in investment returns have a significant impact on the General Government net operating balance. This can mask the real quantum of funding available for service delivery.

To overcome this, the Government has decided to transfer the assets to the Queensland Treasury Corporation (QTC) in exchange for a debt instrument that earns the General Government sector 7.5% per annum. Given QTC sits outside of the General Government sector, the transfer allows Queensland to remove the earnings volatility from the General Government sector net operating balance. Instead, QTC will bear the investment return volatility of the assets invested with QIC.

The transfer will have no impact on the current governance or investment arrangements with the investments continuing to be managed by QIC.

This transfer is intended to improve the legibility of the General Government sector accounts as the net operating balance will no longer be significantly impacted by movements in investment returns. Standard and Poor’s and Moody’s ratings agencies have advised that this transaction will have no impact on the State’s credit rating.

Cash surplus/(deficit)

Consistent with running a large capital program, the General Government sector is estimated to record a cash deficit in 2007-08 of $3.547 billion.

At the time of the MYFER, a cash deficit of $2.481 billion was expected in 2007-08 for the General Government sector. The larger than expected cash deficit is predominantly the result of the cash impact of the downward revision to investment returns from 7.5% to 2%.

Capital purchases

General Government investment in capital (purchases of non-financial assets) in 2007-08 is estimated to be $5.223 billion. The estimated 2007-08 capital spend is below the 2007-08 Budget and MYFER estimates, reflecting capacity constraints in the construction and civil engineering sector resulting in a modest level of capital deferrals. Capital spending in the PNFC sector is $837 million more than forecast at the time of the Budget primarily due to increased spending on water infrastructure.

The total capital program for 2007-08, including capital grants, is expected to be $14.285 billion, $257 million higher than expected at the time of the 2007-08 Budget. For further details see Budget Paper 3—Capital Statement.

Borrowing

Responsible borrowing for capital purposes is consistent with the Government’s fiscal principles. Net borrowings of $3.531 billion are expected in 2007-08, $896 million less than forecast at the time of the MYFER and $38 million less than forecast at the 2007-08 Budget.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities. The net worth of the General Government sector at 30 June 2008 is estimated at $123.095 billion. This is $3.296 billion higher than the forecast in the 2007-08 Budget and $5.264 billion higher than the 30 June 2007 audited actual. Net worth is $1.547 billion lower than the net worth forecast at the time of the MYFER primarily as a result of the low return on investments.

Net debt

The net debt of the General Government sector is estimated to be negative $24.371 billion at 30 June 2008, compared to negative $25.226 billion estimated at the time of the MYFER. The change in net debt reflects the impact of lower investment returns than forecast, partially offset by lower borrowings.

BUDGET 2008-09 AND OUTYEAR PROJECTIONS

Key financial aggregates

Table 1.4

General Government sector – key financial aggregates1

	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Revenue	36,582	37,240	38,638	40,385
Expenses	35,772	36,700	38,422	40,120
Net operating balance	809	540	215	265
Cash surplus/(deficit)	(1,970)	(2,654)	(2,669)	(2,059)
Capital purchases	6,651	6,693	6,590	5,824
Net borrowing	2,915	4,448	4,383	3,593
Net worth	128,563	132,708	136,490	140,243
Net debt	(21,928)	(18,670)	(15,560)	(13,227)

Note:

1.	Numbers may not add due to rounding.

Operating balance

The budgeted position for the General Government sector is for an operating surplus of $809 million in 2008-09. This surplus is being driven by increased coal royalty revenue, reflecting an increase in the value of coal and a change in the royalty rate.

The forecast budget surpluses are expected to moderate across the forward estimates as a result of expected reductions in royalty revenues, the abolition of a number of State taxes including mortgage duty from 1 July 2008 and duty on the transfer of core business assets progressively from 1 January 2010, growth in recurrent expenditure in support of the capital program and slower growth in GST receipts particularly as a result of Queensland becoming a net donor state. Queensland’s relativity is likely to further decline given the growth in the State’s royalty revenue.

The increase in expenditure relative to 2007-08 primarily relates to service enhancements in key service delivery areas, recurrent expenditure in support of the capital program and moderate increases in wages.

Further details on revenue and expenditure projections are contained in Chapters 5 and 6 respectively.

Cash surplus and capital purchases

A cash deficit of $1.970 billion is expected in 2008-09 for the General Government sector. The cash deficit is forecast to be $2.654 billion in 2009-10, reducing to $2.059 billion by 2011-12.

Apart from the cash impact of smaller recurrent operating surpluses relative to 2008-09, the major factor contributing to lower cash results is the significant planned capital expansion. The Government will continue to have cash invested with QTC which has been quarantined for use on Queensland Future Growth Fund projects.

Total General Government capital purchases of $6.651 billion are budgeted for 2008-09, reflecting a range of infrastructure initiatives including those announced in the South East Queensland Infrastructure Plan and Program. Budget Paper No. 3—Capital Statement provides details, by portfolio, of budgeted 2008-09 capital outlays.

Over the period 2008-09 to 2011-12, purchases of non-financial assets (capital purchases) in the General Government sector of $25.758 billion are planned.

Borrowing

Responsible borrowing for capital purposes is consistent with the Government’s fiscal principles. Net borrowings of $2.915 billion are budgeted for 2008-09 in support of $6.651 billion in purchases of non-financial assets.

The remainder of the General Government capital program will continue to be financed through the operating cash flow with the exception of the Mount Isa, Cairns and Mackay Hospitals. These hospitals will be funded through the long-term lease of the Mackay and Cairns airports and the disposal of the Port of Brisbane Corporation’s remaining stake in Brisbane Airport Corporation Pty Ltd.

Over the Budget and forward estimates period, total General Government borrowings of $15.339 billion are planned. Of this amount, some $2.023 billion is to fund net equity injections to Queensland’s PNFC sector entities to support expansion of the State’s water, ports, energy and rail infrastructure.

Net worth

State net worth is projected to increase from the 2007-08 estimated actual by $5.468 billion to $128.563 billion at 30 June 2009. Net worth is also expected to increase in all outyears.

Net debt

In 2008-09, net debt in the General Government sector is estimated to be negative $21.928 billion compared to the MYFER estimate of negative $22.716 billion. The change in net debt from the MYFER primarily reflects the flow through of lower than forecast investment returns on the estimated value of investments, partly offset by lower levels of borrowings. More information on the State’s net worth, assets and liabilities is provided in Chapter 7.

RECONCILIATION OF NET OPERATING BALANCE

Table 1.5 provides a reconciliation of the current General Government sector net operating balances for 2007-08 and 2008-09 to the MYFER estimates.

Table 1.5

Reconciliation of 2007-08 and 2008-09 net operating balance to MYFER estimates1

	2007-08 Est. Act. $ million	2008-09 Budget $ million
MYFER net operating balance	213	156
Expenditure policy decisions[2]	(33)	(353)
Taxation and royalty policy decisions[3]	—	520
Other significant variations impacting on operating balance
— Investment returns and interest earnings[4]	(1,261)	(116)
— Revenue from the Australian Government[5]	79	(226)
— Taxation, royalty and revisions to net flows from PNFC sector entities[6]	(91)	1,386
— Other parameter adjustments[7]	98	(559)
2008-09 Budget	(995)	809

Notes:

1.	Denotes impact on net operating balance. Numbers may not add due to rounding.
2.	Reflects expenditure policy decisions taken since the MYFER. Budget Paper 4—Budget Measures, outlines in detail the policy decisions taken since the 2007-08 Budget.
3.	Reflects changes in transfer duty, royalties, land tax, payroll tax and mortgage duty. These changes are outlined in further detail in Chapter 5 and in Budget Paper 4—Budget Measures.
4.	Reflects revisions of estimated rate of return on investments from 7.5% to 2% in 2007-08 and earnings on cash balances.
5.	Includes outcomes of Commonwealth Grants Commission 2008 Update, population changes and most recent estimates of GST revenue included in the 2008-09 Australian Government Budget as well as changes to Specific Purpose Payments.
6.	Refers to adjustments of a non-policy nature in taxation and royalty estimates. Includes adjustments to net flows in Public Non-financial Corporations and Public Financial Sector entities.
7.	Refers to adjustments of a non-policy nature such as movements in expenditure and revenue relating to economic and technical parameters and expenditure lapses in 2007-08. Major contributors are increased spending for natural disaster relief, growth funding provided to support service delivery in key agencies, increased depreciation expense.

FISCAL STRATEGY

The Charter of Social and Fiscal Responsibility outlines the Government’s fiscal principles and is an integral part of the Government’s commitment to the community. The fiscal principles, detailed in Box 1.2, have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances.

The fiscal principles establish the basis for sustainability of the Government’s policies. They require services provided by Government be funded from tax and other revenue sources over the long term. The principles are supported by an accrual budgeting framework, which recognises future liabilities of the State and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The fiscal principles recognise the importance of a strong financial position for the State. A state government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, state governments have a responsibility to provide continuity of services, such as health, police and education.

A strong financial position, as indicated by a AAA credit rating, enables lower borrowing costs and is an indication of the soundness of the financial position and policies of the Government, rather than a goal in itself.

The success of Queensland’s financial and economic management has been consistently affirmed by international ratings agencies. These agencies have cited Queensland’s strong balance sheet and dynamic economic base as reasons underpinning the State’s AAA credit rating.

Box 1.2

The fiscal principles of the Queensland Government

Principle	Achievement Budgeted for 2008-09	Indicator

Competitive tax environment

The Government will ensure that State taxes and charges remain competitive with the other states and territories in order to maintain a competitive tax environment for business development and jobs growth.

	✓	Taxation revenue per capita: Queensland: $2,342 Average of other states and territories: $2,616

Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

	✓	GFS operating surplus: $809 million

Sustainable borrowings for capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

✓

General Government borrowings: $2.915 billion

General Government total purchases of non-financial assets: $6.651 billion

AAA credit rating confirmed by Moody’s and Standard and Poor’s (highest rating available)

Prudent management of financial risk The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.	✓	General Government net financial worth: $15.164 billion

Building the State’s net worth The Government will maintain and seek to increase total State net worth.	✓	Net worth to increase to $128.563 billion

Competitive tax environment

One of the Queensland Government’s key social and fiscal objectives is to maintain a competitive tax environment that raises sufficient revenue to meet the infrastructure and government service delivery needs of the people of Queensland, while at the same time providing a low-cost environment for business to promote economic development and jobs’ growth.

The competitiveness of a state’s tax system is usually assessed by using one of the following measures:

•	taxation revenue on a per capita basis

•	taxation relativities based on the Commonwealth Grants Commission methodology

•	taxation revenue expressed as a percentage of gross state product (GSP).

Queensland’s competitive tax position is confirmed by all three measures:

•	per capita tax collections in Queensland in 2008-09 are estimated at $2,342, compared with an estimated $2,616 for the average of the other states

•	Commonwealth Grants Commission data indicate that Queensland’s taxation effort ratio is 84.6% compared with the standard (100%)

•	latest Australian Bureau of Statistics data shows Queensland’s tax collections are 4.34% of GSP compared to 4.75% for the average of the other states.

The 2008-09 Budget includes changes to transfer duty, land tax, payroll tax and mortgage duty, in addition to adjustments to the royalty regime. Details of these changes and other revenue items are provided in Chapter 5.

Affordable service provision

The objective of maintaining affordable service provision requires the maintenance of a budget operating surplus, to ensure recurrent services can be funded from recurrent revenue sources.

The 2008-09 Budget and forward estimates provide funding for implementation of the Government’s key priority areas including health, congestion management and frontline services.

More information on these initiatives is provided in Budget Paper 4—Budget Measures.

Queensland is already one of the more efficient providers of government services among the states. Nevertheless, further improving the efficiency and effectiveness of government services is an essential element of delivering on these key policy priorities in a way that is both affordable and sustainable.

Sustainable borrowings for capital investment

The provision of adequate levels of infrastructure is an ongoing challenge for a state such as Queensland that continues to experience high levels of economic and population growth. In meeting this challenge, the Government funds capital expenditure per capita well above the average of the other states and territories.

Investment in core infrastructure is a key feature of the 2008-09 Budget with a record capital program of $17 billion. This represents an increase of 19% over the estimated 2007-08 outlays. The capital outlays of the PNFC sector constitute approximately 52% of total outlays in 2008-09.

In recognition of Queensland’s capital requirements, the Charter of Social and Fiscal Responsibility allows borrowing for capital where the costs of the borrowing can be serviced within the context of an overall operating surplus.

Queensland’s 2008-09 capital program will be funded from a mix of recurrent sources, cash balances and borrowings. Details of the State capital program for 2008-09 and sources of funds are provided in Budget Paper No. 3—Capital Statement.

Prudent management of financial risk

Queensland has a long-standing policy of setting aside funds to accumulate financial assets sufficient to meet future liabilities, the largest being for future employee entitlements, most notably superannuation.

In this respect, Queensland is far better placed than any of the other state or territory governments to fund future accruing liabilities, as most other jurisdictions have substantial unfunded superannuation liabilities.

The State’s policy of setting aside funds to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without impacting on the Government’s ability to fund ongoing services to the community.

Building the State’s net worth

The Charter of Social and Fiscal Responsibility policy of building the State’s net worth is intended to ensure infrastructure and other assets are not run down to the detriment of future citizens and taxpayers. It is an important element in ensuring intergenerational equity.

Queensland’s net worth is forecast to grow over the forward estimates. Queensland’s per capita net worth is expected to be 46% greater in 2008-09 than the average per capita net worth of the other states.

Further information on State net worth and other balance sheet aggregates can be found in Chapter 7.

INDICATORS OF FISCAL CONDITION

Table 1.6 provides information on the Government’s service delivery capacity, financial sustainability and financial capacity.

Service delivery capacity

This financial data provides an indication of the non-financial capital resources of the General Government sector. These resources generally relate to capital infrastructure and therefore indicate the capacity of the Government to provide services to the community. The data, showing increasing levels of, and additions to, non-financial assets, reflect the State’s heightened commitment to infrastructure provision in recent years.

Financial sustainability

These ratios provide an indication of the sustainability of current policy settings—including the size of the operating surplus (relative to expenses) and the level of debt servicing costs (relative to revenue). A large operating balance and stable low debt servicing costs indicate that current policies are sustainable.

Financial capacity

These ratios provide an indication of the State’s capacity to respond to unexpected events or opportunities. Low levels of borrowing and taxation and large negative net debt provide the State with the capacity for additional resources to be called upon if required.

Table 1.6

Indicators of fiscal condition - General Government sector1

	2007-08 Est. Act.	2008-09 Budget	Other States[2] 2008-09
Service Delivery Capacity
Non-financial assets3/population ($)	23,663	24,930	15,329
Purchases of non-financial assets/non-financial assets (%)	5.2	6.2	4.8
Financial Sustainability
Operating balance/total expenses (%)	(3.0)	2.3	3.4
Debt servicing cost/total revenue (%)	1.2	1.5	1.9
Financial Capacity
Total borrowings/total assets (%)	3.6	5.2	6.3
Total liabilities/total assets (%)	22.5	23.6	24.8
Net worth/population ($)	29,164	29,795	20,444
Net debt/GSP (%)	(11.1)	(9.3)	0.4
Taxation/GSP (%)	4.4	4.3	4.6

Notes:

1.	2006-07 actual has not been included as the new reporting framework (see Chapter 9) makes inter-year and interstate comparisons difficult.
2.	Weighted average of all states and territories, excluding Queensland.
3.	Refers to land and other fixed assets.

Source: QLD, VIC, WA, NT, ACT State Budgets, NSW, SA, TAS Mid-Year Reviews/Budget Updates

2. ECONOMIC PERFORMANCE AND OUTLOOK

FEATURES

•	The Queensland economy is estimated to expand by 3 3/4% in 2007-08 and exceed growth nationally for the 12th successive year.

•

Reflecting strong growth in consumer incomes and house prices, household consumption growth is estimated to strengthen to 5 1/4% in 2007-08. Limited spare capacity in the economy is estimated to drive further growth in private and public investment, albeit at more modest rates than in recent years.

•

Temporary disruptions to supply are estimated to subdue growth in export volumes in 2007-08, while growth in imports of consumer and capital goods is estimated to remain strong. As a result, the trade sector is estimated to continue to detract from overall economic growth.

•	Economic growth in Queensland is forecast to strengthen to 4 1/ 4% in 2008-09, compared with an anticipated moderation in growth for the nation as a whole.

•

Queensland is forecast to experience some rebalancing in economic growth, with improved trade sector performance and stronger growth in business investment more than offsetting an easing in household consumption growth.

•

Capacity expansions and improved weather conditions are forecast to drive exports growth of 4 1/4% in 2008-09, the strongest rate in four years. Business investment is forecast to grow by 9 1/4% to a total of $36 billion, representing a doubling in real investment over the past six years.

•

Reflecting some easing in domestic demand growth, jobs growth is forecast to ease to 2 3/4% in 2007-08 and 2 1/2% in 2008-09. This growth still represents an increase in employment of more than 105,000 persons over the two years.

•

The State’s year-average unemployment rate is estimated to fall to a 34 year low of 3 3/4% in 2007-08 and remain there in 2008-09, representing a rate well below that nationally for the fifth consecutive year.

INTRODUCTION

This chapter presents the economic context within which the 2008-09 State Budget has been prepared. It provides an overview of recent developments in Queensland’s external economic environment, examines the performance of and outlook for the Queensland economy and highlights risks to, and opportunities for, economic growth during the forecast period. The chapter details estimated actuals and forecasts for growth in the major components of State economic activity for 2007-08 and 2008-09 respectively (see Table 2.1) and presents projections for key economic variables over the medium term to 2011-12 (see Table 2.2).

EXTERNAL ENVIRONMENT

International conditions

The world economic outlook has been clouded by uncertainty over the extent of the slowing in the US economy, as well as tighter credit conditions triggered by the sub-prime mortgage fallout. Further, rising inflationary pressures may limit the extent of any accommodative easing in monetary policy around the globe. As a consequence, economic growth in Queensland’s major trading partners is estimated to ease from 4.4% in 2006-07 to 4% in 2007-08, and moderate further to 3 1/2% in 2008-09 (see Chart 2.1), its lowest rate in six years.

Despite some relief since mid-March 2008, global credit conditions remain tight. This has been reflected in a widening spread between yields of debt instruments issued by the banking and corporate sectors compared with government bonds and also in the greater difficulty faced by the corporate sector in borrowing directly from capital markets.

Tight credit conditions have exacerbated the housing downturn in the US, where the number of housing starts has fallen almost 60% from its peak. It also appears that the impact of the housing downturn has spread to the household and business sectors, coinciding with softer labour market outcomes so far in 2008.

Chart 2.1

Economic growth in Queensland’s major trading partners1

Note:

1.	2007-08 is an estimate, 2008-09 is a forecast.

Sources: Queensland Treasury and Consensus Economics.

The US economic downturn is expected to not only spill over to other advanced economies, such as Japan and Europe, but also to emerging economies, such as China and India, through trade and financial linkages. In particular, underdeveloped financial infrastructure has led some emerging economies to become overly reliant on foreign capital, which also leaves these economies vulnerable to restrictive credit conditions.

Another development clouding the world economic outlook is the possibility of high global inflation. Prices for petroleum and thermal coal have risen more than 75% and 100% respectively since July 2007. Also, a substantial rise in iron ore and coking coal prices should see steel prices rise significantly in 2008-09. Further, global food prices have surged, including a near tripling of rice prices in Asia since the beginning of 2008 and substantial price rises for other major sources of carbohydrates, such as corn and wheat. With elevated global inflation, major central banks may have to limit the extent of their monetary easing despite the weaker economic outlook.

AUSTRALIAN ECONOMY

In the 2008-09 Budget, the Australian Government forecast that a moderation in world economic growth, tighter credit conditions and significantly higher interest rates will adversely affect the household sector and slow growth in the national economy from 3 1/2% in 2007-08 to 2 3/4% in 2008-09. With households becoming more indebted, higher interest rates are expected to have a greater impact on consumption than in previous tightening cycles. Falls in share prices have suppressed growth in household wealth and are anticipated to induce saving for precautionary purposes. Higher mortgage rates are also forecast to suppress dwelling investment growth.

Partly offsetting the subdued outlook for the household sector, business investment and exports are forecast to support economic growth in 2008-09. Investment should benefit from a large amount of work under construction, a strong Australian dollar (A$) and high levels of capacity utilisation, while an increase in the terms of trade flowing from a surge in coal and iron ore prices is expected to support mining investment. A return to more normal seasonal conditions and recent rises in agricultural prices are also expected to result in a recovery in farm incomes. Reflecting increases in mining and agricultural production, exports growth is forecast to strengthen significantly.

In line with an expected easing in overall economic growth, national employment growth is forecast to moderate from 2 1/2% in 2007-08 to 1 1/4% in 2008-09, causing the year-average unemployment rate to rise  1 /4 of a percentage point, to 4 1/2% in 2008-09.

Despite a forecast moderation in domestic demand, inflation is expected to stay above the Reserve Bank of Australia’s (RBA) target band of 2-3%, at 3 1/2% in 2008-09. This reflects the fact that the Australian economy has been running at close to full capacity for some time, as well as higher energy and food prices and further rises in housing costs.

Notes:

1.	CVM, 2005-06 reference year.
2.	2007-08 is an estimated actual, 2008-09 is a forecast.
3.	2007-08 year-average estimate is derived from Australian Government 2008-09 Budget through-the-year estimate.

Sources: ABS 5206.0, 6202.0, 6401.0, Queensland Treasury and Australian Government 2008-09 Budget.

THE QUEENSLAND ECONOMY

External forecast assumptions

As a small open economy, forecasts for economic growth in Queensland are based on assumptions about the national economy, trading partners and financial markets:

•

economic growth in Queensland’s major trading partners is estimated to grow at 4% in 2007-08, 0.4 of a percentage point lower than in 2006-07. Growth is forecast to ease further to 3 1/2% in 2008-09, reflecting a slowing in the US economy

•

while the A$ continued to appreciate in 2007-08, reaching a 24 year high of 96.44USc in late May 2008, the A$ is assumed to depreciate slightly against the United States dollar (US$) by the latter part of 2008-09. This reflects a forecast easing in Australian economic growth and an assumed ending of aggressive monetary easing in the US

•

supply disruptions pushed oil prices above US$130 per barrel in late May 2008. The strength in oil prices is expected to be maintained until late 2008, before moderating somewhat in the second half of 2008-09, as the global economic slowdown moderates oil demand

•	forecasts of rural production and exports are based on an assumed return to normal seasonal conditions in Queensland in 2008-09

•

the Australian Government’s economic forecasts and projections, as outlined in the Australian Government Budget delivered on 13 May 2008, have been adopted as the basis for national economic performance over the forecast period

•	the Australian official cash rate is assumed to remain unchanged over the forecast period.

A discussion of the risks and opportunities associated with these assumptions is contained later in this chapter.

OVERALL ECONOMIC GROWTH

The Queensland economy is estimated to expand by 3 3/4% in 2007-08 and exceed growth nationally, forecast at 3 1/2%, for the 12th consecutive year. Growth in domestic demand in Queensland is estimated to remain strong, at 6% in 2007-08, but is expected to be partly offset by an ongoing detraction from economic growth by the trade sector.

Consumer spending and investment are estimated to drive growth in domestic demand in 2007-08. After easing for three consecutive years, growth in household consumption is estimated to strengthen to 5 1/4% in 2007-08. This partly reflects the lagged impact of a recovery in housing activity in 2006-07 on purchases of household goods and services. A re-acceleration in house price growth has also supported a rebound in discretionary spending on retail items and consumer durables. In response to an economy running near full capacity, business investment is estimated to rise further. However, the pace of growth is expected to slow noticeably from earlier in the cycle, due to the completion of a number of significant projects. Largely reflecting increases in transport, water and energy investment, the public sector is estimated to make the largest contribution to growth in the infrastructure base in 2007-08.

Nevertheless, a significant increase in lending rates is estimated to negatively affect other sectors of the domestic economy. While their adverse affect on disposable incomes and consumer spending has been partially offset by income tax cuts in 2007-08, the rise in mortgage interest rates is estimated to cause dwelling investment to decline for the first time since 2000-01, when the GST was introduced.

The economy, and the trade sector in particular, has also absorbed a range of adverse external and domestic shocks since late 2007. Flooding, the effects of port and rail capacity upgrades, as well as mine maintenance and expansions temporarily disrupted coal and base metal exports in 2007-08. Improved rainfall also encouraged herd rebuilding, with a resultant decline in beef exports. An appreciation in the A$, combined with a deterioration in global economic and financial conditions, has also suppressed tourism and other services exports in 2007-08. As a result, the detraction from economic growth by the trade sector is estimated to widen in 2007-08.

Growth in the Queensland economy is forecast to accelerate slightly to 4 1/4% in 2008-09, in contrast to an anticipated easing in national growth to 2 3/4%. A significant strengthening in exports growth, combined with stronger growth in business investment, is anticipated to more than offset an easing in growth in consumer demand, facilitating some rebalancing in the composition of economic growth.

Additional income tax cuts and continued growth in wages are anticipated to support growth in disposable incomes. However, growth in consumption is forecast to ease, in response to lower levels of housing activity in 2007-08, anticipated slower growth in household wealth and elevated petrol prices. Despite higher borrowing costs and subdued equity prices, business investment is forecast to rise further in 2008-09, reflecting ongoing high levels of capacity utilisation. A surge in the terms of trade is forecast to drive an additional wave of investment in mining and metals processing, while limited office space has resulted in the planning of several major commercial projects.

While world economic growth is anticipated to slow, improved domestic supply conditions are forecast to lead to a significant recovery in exports. The completion of several port and rail expansions, as well as mine and refinery upgrades, should benefit coal and base metal exports, while improved rainfall should lead to a recovery in crop exports. As a result, overall exports growth is forecast to strengthen to a four-year high of 4 1/4% in 2008-09.

Note:

1.	CVM, 2005-06 reference year. 2007-08 is an estimated actual, 2008-09 is a forecast.

Source: Queensland Treasury.

Table 2.1 State and National Economic Forecasts[1]
	Outcomes		Est. Actual	Forecast
	2005-06	2006-07	2007-08	2008-09
	%	%	%	%
Queensland forecasts[2]
Domestic production
Household consumption	4.6	3.8	5 1/4	4 1/2
Private investment[3,4]	11.6	12.7	3 3/4	6 3/4
Dwellings	0.9	8.2	-5 1/2	1/2
Business investment[4,5]	21.3	17.9	7 1/4	9 1/4
Other buildings and structures[4]	25.4	23.4	1/2	10 1/2
Machinery and equipment[4]	18.5	13.9	12 1/2	8 1/4
Private final demand[4]	6.7	6.6	4 3/4	5 1/4
Public final demand[4]	5.7	10.6	9 3/4	6 1/4
Gross state expenditure[6]	5.9	7.7	6	5 1/4
Exports of goods and services	-0.3	2.8	1/2	4 1/4
Imports of goods and services	5.7	8.7	8	6 3/4
Net exports[7]	-2.1	-2.2	-2 3/4	-1 1/4
Gross state product	3.9	5.7	3 3/4	4 1/4
Other state economic measures
Population	2.4	2.2	2 1/4	2 1/4
Inflation	3.1	3.3	4	3 1/2
Wage Price Index	4.4	4.5	4 1/2	4 1/2
Employment	3.5	4.6	2 3/4	2 1/2
Unemployment rate (%, year-average)	4.8	4.0	3 3/4	3 3/4
Labour force	3.3	3.7	2 1/2	2 1/2
Participation rate (%, year-average)	66.3	67.1	67	67

National forecasts[2]
Domestic production
Household consumption	2.6	3.6	4 1/2	2 3/4
Private investment	na	na	na	na
Dwellings	-4.3	2.4	2 1/2	2
Business investment[4,5]	na	6.7	9 1/2	8 1/2
Other buildings and structures[4]	na	12.4	8 1/2	5 1/2
Machinery and equipment[4]	na	2.9	9 1/2	11
Private final demand[4]	na	4.0	5 1/4	4
Public final demand[4]	na	4.3	4 3/4	3
Gross national expenditure[6]	3.8	4.2	5 1/2	3 1/2
Exports of goods and services	2.2	3.8	3	6
Imports of goods and services	7.2	8.9	11	9
Net exports[7]	-1.1	-1.2	-2	-1
Gross domestic product	3.0	3.2	3 1/2	2 3/4
Other national economic measures
Population	1.4	1.5	1 1/2	1 1/2
Inflation[8]	3.2	2.9	3 1/4	3 1/2
Wage Price Index	4.1	4.0	4 1/4	4 1/4
Employment	2.4	2.7	2 1/2	1 1/4
Unemployment rate (%, year-average)	5.0	4.5	4 1/4	4 1/2
Labour force	2.2	2.2	na	na
Participation rate (%, year-average)	64.4	64.8	65 1/4	65 1/4

Notes:

1.	Unless otherwise stated, all figures are annual % changes. Decimal point figures indicate an actual outcome. na—Indicates not available.
2.	CVM, 2005-06 reference year.
3.	Private investment includes livestock, intangible fixed assets and ownership transfer costs.
4.	Excluding second-hand asset sales between the public and private sectors and including the impact of the privatisation of Telstra.
5.	National calculations of business investment include investment in livestock and intangible fixed assets, which are not included in the Queensland calculations.
6.	Includes statistical discrepancy and change in inventories.
7.	Percentage point contribution to growth in gross state or domestic product.
8.	2007-08 year-average estimate is derived from Australian Government 2008-09 Budget through-the-year estimate.

Sources: Queensland Treasury, Australian Government 2008-09 Budget and ABS 5206.0.

Household consumption

Household consumption growth is estimated to strengthen to 5 1/4% in 2007-08, after easing for three consecutive years from a peak in 2003-04 during the housing boom. The lagged impact of a re-acceleration in growth in dwelling investment in 2006-07 has driven faster growth in spending on household services and furnishings in 2007-08. Further, a strengthening in house price growth in 2007 has seen spending on other retail goods and consumer durables recover. Motor vehicle purchases are also estimated to rebound, driven by a fall in oil prices from late 2006 to early 2007 and an unseasonal and transitory shift in the timing of motor vehicle purchases. In addition to solid growth in employment and wages, tax cuts partially offset the impact of higher interest rates on disposable incomes in 2007-08.

Further income tax cuts and solid labour market conditions are forecast to continue to support disposable incomes in 2008-09, while an increase in the terms of trade should also benefit wages in trade-related industries. Despite this, growth in private consumption is forecast to ease to 4 1/2% in 2008-09. A rise in mortgage interest rates is estimated to cause a decline in dwelling investment in 2007-08, which is forecast in turn to result in slower growth in housing-related expenditure the following year. Anticipated slower growth in asset prices is forecast to result in lower growth in household wealth and related spending. This, combined with a rise in petrol prices in the first half of 2008, is predicted to dampen growth in spending on consumer durables such as passenger vehicles in 2008-09.

Note:

1.	CVM, 2005-06 reference year. 2007-08 is an estimated actual, 2008-09 is a forecast.

Sources: Queensland Treasury and ABS 5609.0.

Dwelling investment

Following an increase of more than 90% between 2000-01 and 2006-07, dwelling investment is estimated to decline 5 1/2% in 2007-08, representing the first fall since the introduction of the GST in 2000-01. However, led largely by a rebound in renovation activity, dwelling investment is expected to rise by a marginal  1/2% in 2008-09.

New housing construction activity declined sharply in the first half of 2007-08 and leading indicators such as dwelling approvals and housing finance suggest further declines through 2008. Higher interest rates, resulting from a rise in the official cash rate and independent rises in bank mortgage rates, represent an impediment to first home buyers entering the dwelling market (see Chart 2.5). Further, higher lending rates along with elevated house prices have raised borrowing costs for investors, while increases in rents have not kept pace with house prices over the past year. As a result, lower net rental returns have also discouraged investor activity. Renovation activity also declined sharply in the first half of 2007-08 in response to higher interest rates.

Pent-up demand for housing, reflected in low vacancy rates and driven by a buoyant labour market and strong population growth, is forecast to translate into a recovery in new construction late in 2008-09, supported by an assumed stabilisation in interest rates. Renovation activity is anticipated to rebound more strongly, as solid growth in disposable incomes improves the ability to finance alterations and additions activity.

Notes:

1.	CVM, 2005-06 reference year, quarterly, seasonally adjusted.
2.	June quarter 2008 interest rate based on April 2008.

Sources: Queensland Treasury and Reserve Bank of Australia.

Business investment

Business investment is expected to continue to increase, albeit at a slower rate than the very strong growth recorded in recent years (see Chart 2.6). Despite poorer equity returns and higher corporate borrowing costs, the volume of business investment is estimated to increase 7 1/4% in 2007-08, reflecting sustained demand for the State’s major export commodities and limited spare capacity across many sectors of the economy.

Investment in machinery and equipment is estimated to rise 12 1 /2% in 2007-08, supported by a higher A$, which has subdued the price of imported capital goods. After surging by 55% over the last two years, investment in other buildings and structures is estimated to grow marginally ( 1/2%) in 2007-08, reflecting the completion of several major projects, as well as stoppages caused by substantial rainfall in early 2008.

Growth in business investment is forecast to strengthen slightly to 9 1/4% in 2008-09, with the level of investment totalling $36 billion, representing a doubling in real terms over the past six years. Growth in investment in other buildings and structures is forecast to pick up to 10 1/ 2% in 2008-09, with a surge in the terms of trade inducing another wave of investment in mining and base metals manufacturing projects, and rising demand for office space stimulating several major commercial development projects. Forecast growth of 8 1/4% in machinery and equipment investment is anticipated to be supported by the ongoing strength in the A$, as well as a rebound in investment by the rural sector.

Notes:

1.	CVM, 2005-06 reference year. 2007-08 is an estimated actual, 2008-09 is a forecast.
2.	Excludes private sector net purchases of second-hand public sector assets and includes changes to the allocation of investment due to the full privatisation of Telstra.

Source: Queensland Treasury.

Public final demand

Public final demand is estimated to rise by 9 3/4% in 2007-08 and forecast to increase by a further 6 1/4% in 2008-09. Investment by state and local general government and public trading enterprises is forecast to double in real terms over the four years to 2008-09, reflecting increased investment in water, energy and transport infrastructure.

Net exports

Transitory factors, as well as a continued appreciation of the A$, have suppressed exports in 2007-08. While an easing in growth in domestic demand has also seen import growth moderate during the year, net exports are estimated to detract 2 3/4 percentage points from overall economic growth in 2007-08, larger than the 2.2 percentage point detraction recorded in the previous year.

Expansions in the coal infrastructure network and floods in Central Queensland delayed coal production and exports in 2007-08, while increased rainfall prompted beef producers to re-build herds. Despite improved rainfall since late 2007, cotton production fell significantly in 2007-08, given planting mostly occurs before December. While better rainfall has boosted cereal grain production, exports have been limited by the replenishment of wheat stockpiles.

Services exports (which include tourism) have been adversely affected by a number of factors over the course of 2007-08, including a strong A$ and a slowing global economy. As a result, the total volume of exports of goods and services is forecast to rise only  1/2% in 2007-08.

In contrast, the total volume of imports of goods and services is estimated to rise by 8% in 2007-08. With the economy operating close to full capacity, the propensity to import has increased in recent years. Further, imports of consumer durables and machinery and equipment have been boosted by a higher A$, which has kept prices low.

Improved supply conditions are forecast to see exports improve substantially in 2008-09, despite some deterioration in world economic growth prospects. The volume of goods and services exports is forecast to grow by 4 1/4% in 2008-09, representing the highest rate of growth in four years. Good rainfall since late 2007 and a return to normal seasonal conditions should boost agricultural production and exports. Transport upgrades and a resumption of production in flood affected mines are forecast to increase coal exports. Further, the completion of maintenance and expansions should see production and exports of base metals in Queensland increase significantly.

In addition to higher export volumes, export returns are expected to rise significantly next year, with contract prices for hard coking and thermal coal for the 2008 Japanese fiscal year (April 2008 to March 2009) tripling and doubling respectively. As a result, Queensland’s terms of trade are projected to resume a strong upward trend in 2008-09, after edging lower in the past two years (see Chart 2.7).

An easing in growth in private consumption and machinery and equipment investment is forecast to moderate growth in total imports to 6 3/4% in 2008-09. This, combined with the anticipated improvement in exports growth, is forecast to see net exports detract only 1 1/4 percentage points from overall growth in 2008-09.

Sources: Queensland Treasury, Australian Bureau of Agricultural and Resource Economics.

Labour Market

Following five years of above average growth, jobs growth is estimated to ease to 2 3/4% in 2007-08, representing an increase in employment of more than 55,000 persons. The easing in jobs growth reflects a moderation in growth in domestic demand, particularly in the labour-intensive construction sector. However, slower overall economic growth is also expected to reduce inflows of marginally attached workers into the labour force, resulting in the participation rate levelling out at 67% in 2007-08. This follows a sharp rise in the participation rate of 2.5 percentage points over the past three years, as mature aged labour force entrants in particular responded to surging demand in the construction, health and retail sectors.

With the participation rate estimated to be unchanged, labour force growth is estimated to match civilian population growth, at 2 1/2% in 2007-08. As a result, jobs growth is estimated to surpass labour force growth, reducing the State’s unemployment rate for the sixth consecutive year, to 3 3/4% in 2007-08, the lowest year-average rate in 34 years.

Note:

1.	Year-average, 2007-08 is an estimated actual, 2008-09 is a forecast.

Sources: Queensland Treasury and ABS 6202.0.

Jobs growth is forecast to moderate further, albeit marginally, to 2 1/2% in 2008-09, translating into an additional 50,000 persons in employment. Jobs growth should be supported by an acceleration in non-dwelling construction activity, as well as the positive impact of a rise in the terms of trade on growth in business incomes relative to wage costs. However, the rate of employment growth in 2008-09 is expected to be limited by available supply, with unemployment reaching very low levels and the participation rate expected to remain largely unchanged in the short term. As a result, jobs growth is forecast to match civilian population and labour force growth of 2 1/2%, leaving the year-average unemployment rate unchanged at a generational low of 3 3/4%.

Population

Queensland’s population is forecast to continue to grow at its long run rate of 2 1/4% in 2007-08 and 2008-09, translating into an additional 190,000 persons, or more than 1,800 persons per week. Net overseas migration has become the main driver of population growth in recent years (see Chart 2.9), coinciding with a widening economic growth differential between Australia and countries which are the main source of overseas migrants. Queensland also continues to attract the most interstate migrants of any state, reflecting factors such as a lower cost of living and preferable climate. As a result, the State’s population is expected to continue to grow at well above the national rate.

Source: ABS 3101.0.

Wages

Growth in the Wage Price Index (WPI) in Queensland is forecast to remain steady at 4 1/2% in 2007-08 and 2008-09, after generally strengthening over the past decade to reach this rate of growth in 2006-07. Tight labour market conditions are expected to underpin growth in wages across a variety of service industries, in addition to strong wage gains in recent years in the mining industry.

Inflation

Reflecting both domestic and external pressures, inflation, measured by movements in the Brisbane Consumer Price Index (CPI), is estimated to strengthen to 4% in 2007-08, following an outcome of 3.3% in 2006-07.

The housing sector has been the key contributor to inflation so far in 2007-08, driven by rising rents as well as increases in housing construction costs (see Chart 2.10). A tightening in global credit conditions has seen financial institutions widen margins between lending and deposit rates, causing financial and insurance services to make the second largest contribution to inflation in the first three quarters of 2007-08. A significant rise in petrol prices has also driven higher transportation costs, while food prices have also increased. Partly offsetting these pressures, a higher A$ has coincided with subdued prices for retail and household goods in 2007-08.

Source: ABS 6401.0.

Inflation is forecast to ease to 3 1/2% in 2008-09. Continuing tight labour market conditions and high capacity utilisation will limit downward pressure on inflation, as will ongoing growth in rents. However, a return to normal seasonal conditions should exert downward pressure on growth in domestic food prices, while growth in the financial and insurance services component of the CPI is likely to moderate as credit conditions stabilise. Further, an assumed levelling out in world oil prices in 2008-09 should also result in a smaller contribution from transport costs to inflation next year.

Risks and opportunities

Domestic inflation pressures represent the key risk to the Queensland and national economy in 2008-09. The RBA forecasts underlying inflation to remain above its 2-3% target band until 2010, when a moderation in the pace of national domestic demand is expected to eventually ease capacity pressures. However, several risks to inflation include a boost to incomes and spending from a higher terms of trade, further increases in global energy prices, and faster growth in world food prices. If any of these trends eventuate or intensify, inflation outcomes may be higher than expected.

Any further increase in lending rates would follow a rise of around 150 basis points so far in 2007-08, reflecting four official rate rises by the RBA and independent rises by banks due to tighter credit conditions. Since households have been carrying a larger amount of debt and using a larger share of income for interest payments, the recent rise in lending rates, along with any further rate rises, may exert a greater impact on household consumption and dwelling investment than in previous tightening cycles.

The possibility of a US-led global economic downturn represents a key risk to the state economy. The ongoing correction in the US housing market has caused consumers in the US to wind back spending and employment conditions to worsen significantly in early 2008. The US remains a major export market and Asia has become increasingly exposed to global financial markets linked to the US. As a result, Consensus Economics downgraded forecasts for economic growth in Queensland’s major trading partners in Asia from 4 3/4% to 4% for 2008-09 between December 2007 and April 2008. With Asia representing the largest destination for Queensland’s goods and education exports, as well as the second largest source of tourism, a further deterioration in Asian growth prospects would adversely affect the state’s exports in 2008-09.

Closely related to weaker US economic conditions has been the financial market fallout from the US sub-prime mortgage crisis. International investors have become more risk averse, causing a tightening in credit conditions and a decline in equity prices in the US—trends which have spread to other major economies. In Australia, the yield on A rated corporate bonds averaged 8.9% in April 2008 compared with 7.1% in June 2007, while the premium against Australian Government Treasury bonds increased four-fold over the same period. The ASX 200 Index also declined by 6% between June 2007 and mid-May 2008. Any further rise in corporate borrowing costs or decline in equity prices may dampen business investment in 2008-09.

Disruptions due to heavy rainfall and floods adversely affected agricultural and mining production in 2007-08. Nevertheless, following good rainfall since late 2007 and forecasts for a wetter than normal winter in 2008, a significant rebound in crop production is expected in 2008-09. Further, previously strong La Niña conditions have subsided across the Pacific, suggesting weather may revert to a more normal pattern in 2008-09. However, any reoccurrence of adverse weather conditions has the potential to delay any recovery in agricultural and mining exports.

With the differential between economic growth in Queensland and the rest of Australia expected to widen in 2008-09, Queensland may benefit from a greater inflow of interstate and overseas migrants than currently anticipated. As a result, population growth may be stronger than expected, which may benefit labour force and employment outcomes given current tight conditions in the labour market.

Medium-term outlook

Queensland Treasury provides projections for key economic parameters for the three years following the immediate forecast period in the annual Budget. The projections for the years 2009-10 to 2011-12, shown in Table 2.2, provide a broad indication of the likely path of economic conditions in the State and nationally over the medium-term, rather than point estimates of actual growth for this period. The projections assume a continuation of the longer-term Australian Government policy framework of a stable budget position and monetary policy consistent with a low inflation environment.

Economic growth in Queensland is projected to remain around its average growth rate over the longer-term. Ongoing growth in domestic activity is expected to be complemented by improved trade sector performance, reflecting a significant increase in productive capacity flowing from the investment boom. Overall, economic growth of around 4 1/2% per annum is projected for the period 2009-10 to 2011-12. Jobs growth of 2 1/2% per annum is projected to outpace population growth of 2 1/4% per annum. This implies a moderate increase in labour force participation and the maintenance of the current low unemployment rate over the medium term.

Table 2.2

Economic parameters/projections1

(annual % change)

	Outcome 2006-07	Est. Act. 2007-08	Forecast 2008-09	Projections[2] 2009-10 to 2011-12
Queensland
Gross state product[3]	5.7	3 3/4	4 1/4	4 1/2
Employment	4.6	2 3/4	2 1/2	2 1/2
Inflation	3.3	4	3 1/2	2 1/2
Wage Price Index	4.5	4 1/2	4 1/2	4
Population	2.2	2 1/4	2 1/4	2 1/4
Australia
Gross domestic product[3]	3.2	3 1/2	2 3/4	3
Employment	2.7	2 1/2	1 1/4	1 1/4
Inflation[4]	2.9	3 1/4	3 1/2	2 1/2
Wage Price Index	4.0	4 1/4	4 1/4	4
Population	1.5	1 1/2	1 1/2	1 1/2

Notes:

1.	Decimal point figures indicate an actual outcome.
2.	Average annual percentage change over the period.
3.	CVM, 2005-06 reference year.
4.	2007-08 year-average estimate is derived from Australian Government 2008-09 Budget through-the-year estimate.

Sources: ABS 6401.0, Queensland Treasury and Australian Government 2008-09 Budget.

3. ECONOMIC STRATEGY

FEATURES

•	Queensland’s economic strategy focuses on sustainable growth—maintaining Queensland’s strong economic growth and investing the dividends of growth into infrastructure, skills, and the environment.

•	In per capita terms, Queensland’s General Government sector capital spending in 2008-09 remains at approximately double the average of the other states, at $1,541 per person.

•	With a total capital program of $17 billion in 2008-09, new infrastructure will be created at an average rate of more than $320 million a week.

•

Over the past decade, Queensland’s productivity growth has exceeded the national average. The Government will continue to drive productivity growth by participating in the Council of Australian Governments reform agenda, implementing its own extensive reform program and advancing the Smart State Strategy.

•	Skills development continues to be a major priority, with the Queensland Skills Plan delivering 63,200 new apprentices and trainees in the year to 30 September 2007.

•	Environmental sustainability is being advanced through a range of programs and reforms, with the upcoming national emissions trading scheme a major focus.

SUSTAINABLE GROWTH

If Queensland’s economic growth is to be sustainable, it is critical that the responsibilities and challenges that come with rapid population and economic growth and a changing global outlook are addressed. The Government’s economic strategy recognises that the long-term wellbeing of Queenslanders depends on investing now in world-class infrastructure, an increasingly skilled workforce, and a sustainable environment.

The economic strategy also acknowledges Queensland’s economic and fiscal links with other state and territory governments and the Australian Government. Increasingly, the challenges faced by state governments—such as skill shortages, provision of major infrastructure, population growth and ageing, and climate change—require coordinated national solutions.

This coordinated approach is being pursued under the Council of Australian Governments (COAG) reform agenda. In December 2007, all Australian governments committed to a new reform agenda. COAG’s key priorities include a focus on lifting the productive capacity of the Australian economy.

Major COAG initiatives include:

•

an accelerated business regulation reform agenda across 27 ‘hot spot’ areas of reform, including harmonisation of occupational health and safety laws, and further progress in environmental assessment and approvals, payroll tax administration, trade licenses, national trade measurement, and the consumer policy framework, in addition to a renewed focus on competition reforms

•

a nationally-coordinated approach to Australia’s infrastructure needs which will see the completion of a National Infrastructure Audit by the end of 2008, and the development of an Infrastructure Priority List by March 2009

•

agreement to a new productivity agenda involving long-term and ongoing reforms across all aspects of education and training, with special areas of focus including early childhood education, Indigenous educational attainment and the needs of low socio-economic status school communities

•

a new framework for Specific Purpose Payments which greatly reduces the number of agreements, emphasises outcomes rather than inputs, and provides financial incentives for participation in national reform (see Chapter 8 for further details)

•	agreement to a national approach to addressing climate change through a national emissions trading scheme, with a comprehensive framework to be finalised by COAG in October 2008

•	a focus on health, affordable housing and reforms to Indigenous services, including a review of the respective roles of the Australian Government and state governments in the delivery of services.

The Queensland Government recognises that a strong commitment to the COAG process and to the real reforms that make up the COAG agenda is of vital importance to Queensland.

A STRONG ECONOMY

In an environment of record low unemployment and an ageing population, strong and sustainable growth in per capita economic output depends on expanding the productive capacity of the Queensland economy—in particular, through policies that promote productivity growth and labour force participation.

Productivity

The productivity of the economy reflects the effectiveness and efficiency with which labour, capital and other inputs are used. Put simply, the more that is produced from our inputs, the more that is available for consumption and trade and the higher the material living standards of Queenslanders.

The benefits of productivity growth may be exhibited in a number of ways:

•	higher wages and profits

•	lower prices for consumers

•	better and more efficient public services

•	better environmental outcomes.

While employment growth remains a significant source of Queensland’s economic expansion, productivity growth has been almost as important. Chart 3.1 shows that almost half of the growth in Queensland’s real output over the past decade was due to higher labour productivity (output per hour worked), rather than higher employment. Additionally, labour productivity has grown slightly faster on average in Queensland (2.1% per annum) than in the rest of Australia (2% per annum).

Source: Queensland State Accounts, ABS 6202.0 unpublished data and Queensland Treasury estimates.

Productivity has also been a much more important source of growth in spending power for Queenslanders than increases in the terms of trade arising from high mineral export prices. Chart 3.2 shows that the contribution of labour productivity growth to the increase in Gross State Income per person (a measure of overall spending power) over the past decade was more than twice the contribution of the terms of trade.

Source: ABS 5206.0, ABS 6202.0 and Queensland Treasury estimates

An important component of labour productivity is so-called multifactor productivity (output per combined unit of labour and capital). This is sometimes known as ‘smart’ or ‘sustainable’ productivity growth because it usually involves the application of new knowledge, which creates opportunities to expand output without increasing physical inputs or imposing more waste products on the environment.

Since the mid-1980s, Queensland (together with Western Australia) has had the highest rate of growth in multifactor productivity (MFP) in Australia. Chart 3.3 shows that over the two decades to 2005-06, Queensland’s MFP growth averaged 1.3% per annum, much higher than the 0.9% per annum average for the rest of Australia.

Source: Queensland Treasury estimates

Chart 3.3 also shows that Queensland’s MFP growth rate has approximately doubled over the past decade, from 0.9% per annum to 1.6% per annum. This acceleration means that Queensland enterprises are increasingly developing new and better products and production methods, and in this respect Queensland’s performance has surpassed that of all other states and territories since the mid-1990s.

Participation

Labour force participation reflects the level of engagement of the working age population in work. High labour force participation depends on the structure of incentives to work, and on having skills that are in demand. The structure of incentives is predominantly a policy area of the Australian Government, with the key settings relating to income taxes, welfare payments, childcare subsidies, and superannuation. The states play a large role in skilling the workforce, with key outcomes relating to literacy and numeracy, participation in the early years and senior years of schooling, and post-school qualification rates. Evidence shows that highly-skilled people are much more likely to participate in the labour force than unskilled people.

Chart 3.4 compares Queensland’s participation rate and employment rate with the corresponding rates for the rest of Australia. It shows that since the early 1990s, Queensland’s performance has been above the rest of Australia average in almost every year, and this is expected to continue for the foreseeable future. Further, the sharp increase in Queensland’s labour force participation from 2003-04 has helped to mitigate the skill and labour pressures being experienced by Queensland employers.

Notes:

1.	Labour force as a percentage of civilian population aged 15 and over.
2.	Employment as a percentage of civilian population aged 15 and over.

Source: ABS 6202.0, Queensland Treasury estimates

If Queensland is to maintain its strong participation performance, increased participation by older Queenslanders will be critical, given our ageing population. Chart 3.5 shows that over the past decade, the proportion of Queensland’s civilian working age population that is aged 55 and over has increased from 24.7% to 29.6%. By 2016-17, the 55+ share is projected to increase to 34.9%.

Note:

1.	Percentage of the civilian population aged 15 and over

Source: ABS 6202.0, Queensland Treasury estimates

Chart 3.5 also shows that labour force participation in the 55+ age group has increased significantly over the past decade, with an acceleration from 2004-05 which is possibly linked to the retirement income policy changes introduced by the Australian Government in that year. Given the level of Queensland’s 55+ population in 2006-07, the increase in participation from 1996-97 levels delivered an additional 179,000 workers to the Queensland economy in 2006-07. The Queensland Government is working to ensure that its own policies continue to support mature age participation as more Queenslanders move into the mature age category.

FRAMEWORK FOR SUSTAINING ECONOMIC GROWTH

Overall, the Government’s role is to maintain an economic environment that sets strong incentives to participate, invest and innovate, and allows flexibility in the allocation of resources among products, processes, and industries in response to changing technology and market conditions.

The Government’s framework for a strong, sustainable economy has four main pillars:

•	advancing microeconomic reform, particularly in utility markets and services

•	investing in economic infrastructure to accommodate continuing strong growth

•	investing in skills and fostering new knowledge and innovation

•	managing the linkages between the economy and the environment.

The Queensland Government’s strategies and initiatives in relation to these four pillars are described below.

Microeconomic reform

The role of government in economic reform is two-fold—firstly, to set appropriate rules for the market sector, ensuring clear incentives, ample flexibility, and low compliance and monitoring costs; and secondly, to improve its own operations, including Government-owned corporations.

The Government is committed to an ongoing reform agenda both through the broader COAG arena as well as identifying specific reform opportunities for Queensland. The Queensland Government is currently developing and implementing a wide range of major reform initiatives, which will deliver productivity dividends in 2008-09 and into the future.

Reform of the economic regulation framework

In May 2008, the Queensland Government amended the Queensland Competition Authority Act 1997 (the Act). The amendments are in line with the national Competition and Infrastructure Reform Agreement, agreed by all states, territories and the Australian Government. Queensland is one of the first states to have delivered on this agreement.

The amendments make the Act more responsive to the changing investment climate in Queensland. Highlights include:

•

a new ‘light-handed’ price monitoring option for the Queensland Competition Authority (QCA) to oversee prices set by monopoly businesses and indicate where there could be problems, without having to do a detailed investigation. The new price monitoring powers will be used by the QCA to monitor changes in local government water prices in South East Queensland as the new water supply arrangements come into effect

•	the implementation of nationally consistent objectives and pricing principles for the third party access regime

•

the introduction of a six month time limit (with stop-the-clock provisions) on regulatory decisions made by the QCA under the third party access regime. The new time limits should expedite the upcoming QR Limited and Dalrymple Bay Coal Terminal regulatory determination processes (due in 2009 and 2010 respectively)

•

the capacity for the QCA to develop binding rulings on certain regulatory issues without needing a more formal regulatory process. Binding rulings will provide regulated or potentially regulated enterprises with the option to apply for a ruling from the QCA on how it would exercise its judgement in relation to decisions on key regulatory issues. It is expected the new rulings section will provide greater regulatory certainty and also facilitate investment in regulated significant infrastructure.

Reform of utility markets and services

Queensland has been progressively implementing extensive reform across the energy, transport and water markets and the Government-owned commercial entities which operate in these markets.

The market-based reforms build on the competition policy achievements of the late 1990s and early 2000s, and include a strong energy market in Queensland with both private sector and public sector participation, transport reform which aims to break bottlenecks in key infrastructure areas, and substantial institutional and market reforms to drought-proof Queensland for future generations. This reform agenda also targets the achievement of robust outcomes from the Government-owned Corporations (GOC) portfolio—in particular, the provision of high-standard services and the achievement of a commercial rate of return.

In some cases, decisions are being taken to exit mature and effective markets, freeing up funds to be redirected into significant and important government priorities. For example, the State GOCs are no longer a part of the energy retail sector in South East Queensland. More recently, the Government announced that the long-term lease of its airport assets in Cairns and Mackay and sale of Port of Brisbane Corporation’s remaining stake in Brisbane Airport Corporation Pty Ltd will fund the expansion of hospital services in Cairns, Mackay and Mount Isa.

Chapter 4 discusses the Public Non-financial Corporations sector and related reforms in detail.

Full retail competition

Full retail competition (FRC) was introduced for smaller Queensland electricity and gas users on 1 July 2007, with consumers now able to choose their retailer.

To date, the introduction of FRC has resulted in a significant increase in the number of retailers operating in Queensland and a relatively high take-up rate of market contracts by both electricity and gas customers.

For the first nine months of FRC almost 259,000 electricity customers signed a new market contract with either their current retailer or a competitor, which is significantly higher than the equivalent take-up rates experienced in New South Wales and Victoria. This level of market activity indicates that customers are exercising their right to choose between competitive retailers, with retailers offering incentives including discounts to standard electricity tariffs.

The Queensland Government has established a number of consumer protection measures, including the ability of residential and small business customers to revert to the uniform tariffs and the introduction of a pensioner gas rebate scheme. The QCA has been delegated responsibility for setting the Benchmark Retail Cost Index (BRCI) for electricity. The BRCI is set annually so that regulated electricity prices increase by no more than the actual increase in production costs.

The Minister for Mines and Energy has recently directed the QCA to review small customer gas pricing and competition in the Queensland retail gas market. The QCA will consider issues in Queensland’s small customer gas market such as current levels of competition in the markets for reticulated natural gas and substitute fuels, the impact on retail prices from movements in prices and costs in the upstream gas market, and the extent of current small customer gas market activity. The QCA is due to report to the Minister by 1 December 2008.

Review of port competition and regulation

The final report of the Review of Current Port Competition and Regulation in Queensland (the review) was released in April 2008. Queensland was one of the first jurisdictions to complete the review and release the final report, which was a requirement of the national Competition and Infrastructure Reform Agreement.

The review examined the regulatory framework applied to significant ports in Queensland including the Port of Brisbane, Port of Gladstone, Port of Hay Point, Port of Mackay, Port of Abbot Point, Port of Townsville, and Port of Weipa.

The review’s key findings included overall stakeholder support for the current economic regulatory framework and no demonstrated need for further regulation of any ports in Queensland. However, the report also noted that, should the need for further regulation arise in the future, Queensland’s current ‘light-handed’ regulatory regime could be applied to the areas of port pricing and infrastructure.

The main issue highlighted in the report was not regulation, but the need for better coordination and cooperation between supply chain participants. The Government is addressing these issues in the Goonyella coal supply chain by implementing the recommendations of the O’Donnell Review into Goonyella Coal Supply Chain Capacity.

Regulatory efficiency

The Queensland Government has had a long standing commitment to regulatory reform. The broad legislation review agenda completed over the last decade removed legislation which hindered competition and was the most significant review ever undertaken of Queensland’s legislation.

At a federal level, COAG has embarked on a new National Reform Agenda, the first tranche of which focuses on harmonisation of 27 key areas of regulation that impact at an inter-jurisdictional level, including:

•	a new national consumer policy framework, including mortgage credit, consumer credit and financial services

•	national harmonisation of occupational health and safety laws

•	national harmonisation of payroll tax administration

•	improved assessment processes for housing developments, to reduce costs and improve housing affordability

•	food regulation

•	standard business reporting.

Queensland is also committed to ongoing review of its regulatory environment to promote productivity, facilitate innovation and increase competitiveness.

Complementing our commitment to the COAG reform agenda, Queensland is committed to a new regulatory reform agenda which builds on previous reform work by tackling the quantity of existing regulation and the quality of future regulation simultaneously.

In tackling the existing stock of regulation, the Government intends to focus on removing unnecessary and excessive regulation and associated regulatory requirements, with a focus on reducing or removing tangible and measurable burden, providing real and immediate relief to business and the community.

This approach to tackling the existing stock of regulation will ensure that appropriate and relevant safeguards and protections are maintained.

To improve the quality of future legislation and regulation, the Government will introduce a streamlined, but more rigorous and harmonised, set of processes designed to better measure and understand the regulatory impacts to both business and the community.

Public sector reforms

Queensland is committed to the provision of efficient public services. Key reforms include:

•

creating a new Public Service Commission by amalgamating the Service Delivery and Performance Commission with the Office of the Public Service Commissioner. This will save money, deliver greater efficiencies and bring together the State’s performance management expertise and human resources management knowledge and expertise

•	creating a Civil and Administrative Tribunal, replacing around 26 different tribunals

•	establishing an Expenditure Review Committee of Cabinet to review and prioritise government spending

•

conducting a review of all government boards and statutory bodies—some 600 altogether—to cut red tape and find savings that can be redirected to front line services, to be completed by the end of 2008.

Local government reform

The new Queensland local government model was implemented on 15 March 2008. The reduced number of local governments in Queensland is intended to increase the effectiveness and sustainability of councils.

In support of the new model, the Government is restructuring the Department of Local Government, Sport and Recreation, moving about 150 positions into new regional offices in order to provide tailored, localised support for Queensland’s diverse councils.

Taxation reform

The Government has a commitment to the ongoing reform of the state tax system, with the aim of minimising compliance costs for business and maintaining a competitive tax environment.

Key business tax reforms include:

•

harmonising Queensland’s payroll tax system with those of New South Wales and Victoria in order to reduce compliance costs for large firms operating along the eastern seaboard. At the same time, Queensland’s low payroll tax rate (the lowest in Australia at 4.75%) and high threshold ($1 million) have been maintained. The new arrangements will commence on 1 July 2008

•

easing the withdrawal of the payroll tax threshold deduction to phase out at $5 million, rather than $4 million, resulting in a reduction in tax payable for businesses with payrolls between $1 million and $5 million, from 1 July 2008

•	abolishing mortgage duty from 1 July 2008, in advance of the commitment made in the 2005-06 Budget

•	halving duty on the transfer of core business assets from 1 January 2010 and fully abolishing it from 1 January 2011

•

revising and simplifying the land tax rate structure, providing land tax benefits for approximately 17,500 companies, trustees and absentees with taxable land holdings valued at up to $750,000 (after averaging and capping) from 1 July 2008

•

implementing the next stage of the Office of State Revenue’s management system, called Duties Online, from January 2009. Among other benefits, Duties Online will provide an electronic lodgement facility for returns, expanded electronic payment options and downloadable duty payment calculators. The new system will reduce the time, effort and cost of complying with the tax regime, as well as the Government’s administration and monitoring costs.

INFRASTRUCTURE INVESTMENT

The rapid growth of Queensland’s economy and population results in escalating demand for economic and social infrastructure. For example, population growth in Queensland has averaged 2.3% per annum over the past five years (twice the national rate), and a similar growth rate is expected in the foreseeable future. This means that Queensland’s stock of infrastructure must expand at a comparable rate in order to keep pace—a massive investment undertaking that places Queensland under more pressure than any other state. This is reflected in the scale of Queensland’s capital program, and in the range of recent reforms to infrastructure planning and management introduced by the Government.

Capital spending

For the General Government sector, capital spending is estimated to be $6.651 billion in 2008-09. Annual capital expenditure by the Queensland Government has now almost trebled from its 2002-03 level of $2.232 billion.

Sources: Unpublished ABS 5512.0 and 3101.0; various State Budget papers, Mid Year Reviews and Budget Updates; population estimates from Australian Government Budget Paper No.3, 2008-09

In per capita terms, the Queensland Government’s capital spending in the General Government sector remains at approximately double the average of the other states, at $1,541 per person (Figure 3.6). Among the states, Queensland has the highest capital expenditure per person in 2008-09, 24.1% above next-highest Western Australia, which is also experiencing rapid growth (Figure 3.7).

Sources: QLD, VIC, WA State Budgets, NSW, SA, TAS Mid Year Reviews/Budget Updates.

The State’s total capital outlays in 2008-09, including outlays by the Public Non-financial Corporations sector, are expected to be $17 billion, an increase of 19.1% on estimated actual 2007-08 capital outlays.

Major Queensland Government infrastructure initiatives for 2008-09 include:

•

continuing the Gateway Upgrade Project, a $1.883 billion investment in duplicating the Gateway Bridge, refurbishing the existing bridge, upgrading the Gateway Motorway, and establishing a new link to Brisbane Airport, with improvements to be introduced progressively to 2012

•

continuing construction of the $9 billion SEQ Water Grid, including completion of three key components: the Gold Coast Desalination Plant, the Western Corridor Recycled Water Project, and the Southern Regional Water Pipeline

•	progressing initial infrastructure works ($14.4 million) for the Northern Missing Link, a new rail line proposed to link Central Queensland coal mines with the Abbot Point export facility near Bowen

•

further upgrading the Abbot Point Coal Terminal, including the X25 Expansion ($70 million) and on immediately to the X50 Expansion ($250 million) which will more than double the terminal’s capacity to 50 million tonnes per annum

•

progressing feasibility and approval processes for the new Wiggins Island Coal Terminal near Gladstone, which aims to provide an additional annual export capacity of 25 million tonnes by 2012, and 85 million tonnes when all three stages are completed

•

progressing new hospitals for the Sunshine Coast (to be delivered in 2014), and Gold Coast (2012), along with Stage 2 of the Prince Charles Hospital Upgrade (2009) and the new Queensland Children’s Hospital (first stage 2011).

Further details of the State’s capital program are provided in Budget Paper 3—Capital Statement.

Infrastructure planning and management

With a $6.7 billion General Government capital program in 2008-09, there is a large call on the Government’s planning and management functions.

To ensure the efficiency and effectiveness of this extensive capital program, the Government has introduced a number of significant reforms, including:

•	creating the Department of Infrastructure and Planning, to bring together regional planning, economic development and whole-of-Government infrastructure planning and coordination

•	creating the Translink Transit Authority to integrate and manage public transport services across the South East

•	implementing the SEQ Water Grid Manager, which gives the Queensland Government control and accountability for water and water assets in the South East.

Additionally, the Government has commenced developing its Congestion Management Strategy, which will include both capacity building and demand management initiatives. A key initiative under the strategy will be the expansion of the TravelSmart program ($22.6 million over four years), which works with communities, schools, destinations and workplaces to raise awareness, improve access to information and generate opportunities to use sustainable transport modes, such as walking, cycling and using public transport.

The Government will continue to monitor the effectiveness of these reforms and will continue to investigate further reform opportunities, to ensure that the infrastructure essential to our future growth is delivered in the most timely and effective way.

SKILLS AND INNOVATION

For Queensland’s skilled workers, the pace of economic growth is generating significant benefits in terms of choice of work and high wages. However, for Queensland’s employers, it is becoming much more difficult to recruit and retain skilled workers, particularly in industries like mining, construction and health, and in agriculture, where scarce workers are being attracted away from employment on the land.

While some skill shortages are cyclical in nature, others reflect long-term changes in Queensland’s economic environment. For example, low and medium technology manufacturing and services employment is increasingly being reallocated from the developed countries, including Australia, to countries like China and India, which have a comparative advantage in low-skilled labour. The onus is now on developed economies like Queensland to ‘move up the value chain’, which means an increasing focus on activities requiring substantial inputs of knowledge, technology, and intangible assets—which in turn requires an increasingly skilled workforce and an effective innovation system.

The latest Australian Bureau of Statistics skills data indicate that young Queenslanders are acquiring post-school qualifications at a higher rate then ever before. Over the period 2001 to 2007, the proportion of Queenslanders aged 25 to 34 with a qualification at Certificate III level or above increased from 43.3% to 57.4% (Chart 3.8).

Sources: ABS 6227.0 and Queensland Treasury estimates.

The centrepiece of the Government’s skills agenda is the Queensland Skills Plan (QSP), a substantial policy framework launched in 2006, entailing 24 actions to transform and modernise the vocational education and training system. The QSP is paying off for Queensland, with 63,200 new apprentices and trainees commencing in the 12 months to 30 September 2007. This represents an increase of 12.9% on the previous year, compared with an increase of 4.8% nationally. QSP initiatives for 2008-09 include: $14.9 million for 3,500 additional training places at Certificate IV or higher, with a target of 14,000 additional places available by 2010; and $17.1 million to create 4,250 additional trade training places, with a target of 17,000 extra places available by 2010.

The importance of skills as an enabler of innovation and productivity growth is recognised in the Smart Industry Policy, which aims to realise the Smart State vision by placing productivity at the centre of the Government’s industry development agenda.

For 15 priority industry sectors, the Smart Industry Policy targets five key issues to drive innovation:

•	connecting industry with ideas

•	boosting incentives for productivity

•	developing skilled people

•	building markets for smart products

•	promoting an innovative business culture.

The third stage of the Smart State Strategy—Queensland’s smart future 2008-2012—will involve a major overhaul of existing programs and a shift in emphasis from the provision of research infrastructure to investing in people through scholarships and fellowships, in key areas such as health and medical research. Over the next four years, the Government will invest $120 million in this next phase of the Smart State Strategy.

ENVIRONMENTAL SUSTAINABILITY

One of the first actions of the current Government was to create the portfolio of Sustainability, Climate Change and Innovation in order to coordinate whole-of-Government responses to environmental challenges.

A key challenge within this portfolio is the upcoming national emissions trading scheme (ETS). In April 2007, the Australian Labor Party and state and territory governments tasked Professor Ross Garnaut to examine the economic and environmental risks of climate change and recommend a path for the implementation of policies to 2050. In December 2007, COAG decided that the Australian Government would work with the states and territories (through the Climate Change Working Group) on its plan for finalising the design and implementation of a national ETS starting no later than 2010. The Garnaut Review’s final report, due by the end of September 2008, will be one input to the Australian Government’s ETS deliberations.

The Queensland Government firmly supports emissions trading, as well as the setting of strong interim emissions reduction targets consistent with the national goal of a 60% reduction in emissions by 2050. At the same time, the Government recognises that introducing a price for carbon will create significant structural adjustment pressures in key sectors of the Queensland economy. It is therefore important that the design and implementation of the ETS recognises the significant lead times associated with new low-emission technologies, particularly as coal gasification and carbon capture and storage will not be deployed for some 12 to 17 years. Setting ambitious targets, which the economy and industry may not realistically have the capacity to meet without significant economic dislocation and large transition costs in the short to medium term, would be a concern, particularly from the perspective of ensuring ongoing energy security. From an economic perspective, maintaining investor confidence and security of supply in the energy sector is critical.

The Government also considers the final design of Australia’s ETS needs to ensure the international competitiveness of trade-exposed emission-intensive industries is preserved.

As well as being involved in national preparations for emissions trading, the Government has developed a strong independent response to the climate challenge which includes the following initiatives:

•

reviewing ClimateSmart 2050, the Government’s long-term agenda for addressing the climate challenge. The Review will build on the suite of greenhouse gas reduction measures contained in the original ClimateSmart strategy, and will outline additional measures across all sectors of the economy

•

establishing the Queensland Climate Change Fund dividend, using the proceeds of the sale of government energy assets. This will enable a fixed ongoing allocation of $30 million per annum for greenhouse gas reduction programs and climate change adaptation actions.

4. PUBLIC NON-FINANCIAL CORPORATIONS SECTOR AND RELATED REFORMS

FEATURES

•	The Government is committed to actively monitoring its shareholding in Public Non-financial Corporations with the aim of maximising value to Queenslanders.

•

Proceeds arising from the sale of a number of Government-owned corporations’ assets have been or will be used to fund important priorities for Queensland including the upgrade of existing, and building of new, hospitals and funding climate change initiatives.

•	A $5.4 billion Coal Transport Infrastructure Investment Program has been launched to ensure that Queensland can continue to efficiently service the growing coal export market through rail and ports.

•

QR Limited (QR) is undertaking a sequenced program of reform in 2008 which will improve its competitiveness and profitability. New subsidiaries will be created for QR’s passenger, network and services businesses which will improve customer focus and increase accountability for safety, performance and bottom-line results.

The Public Non-financial Corporations (PNFC) sector is currently undergoing a period of significant reform and renewal.

In recent years the Government has been actively reviewing its strategic shareholding in certain types of commercial asset classes, with the aim of optimising the returns to Queenslanders as the ultimate owners of these assets. Where appropriate, decisions have been taken to exit mature and effective markets, where Government ownership is no longer required and where it has been assessed that the private sector is better placed to manage these risks.

Recent activities include:

•	the transfer of 25% of Port of Brisbane Corporation’s interest in Brisbane Airport Corporation Pty Ltd to the Queensland Investment Corporation on 17 August 2007

•

the wind-up of Queensland Power Trading Corporation (Enertrade) following the sale of its gas business and its interest in the Oakey Power Purchase Agreement, and the transfer of its remaining assets and liabilities to Stanwell Corporation Limited (Stanwell), CS Energy Limited (CS Energy) and Ergon Energy Corporation Limited (Ergon)

•	sale of the wind farms owned by Tarong Energy Corporation Limited (Tarong) and Stanwell in December 2007

•

the recently announced decision to lease the Cairns and Mackay Airports on a long-term basis and to dispose of the Port of Brisbane Corporation’s remaining 12.4% interest in Brisbane Airport Corporation Pty Ltd

•	transfer of the ownership, management and control of the Port of Bundaberg from the Bundaberg Port Authority to a subsidiary of the Port of Brisbane Corporation in October 2007

•

significant progress in the implementation of major reforms to the institutional and regulatory arrangements governing urban water supply in South East Queensland, consistent with the recommendations of the Queensland Water Commission in its report to Government of May 2007.

Proceeds from these and previous sales have been or will be used to fund important Government priorities, including:

•	the new Queensland Children’s Hospital

•	new hospital facilities in Cairns and Mackay and a major upgrade of Mount Isa Hospital

•	climate change initiatives

•	the Queensland Future Growth Fund.

The Government will continue to actively monitor its investment in the PNFC sector by reviewing individual entities’ service delivery, financial performance and risk profiles against the overall policy and market environment in which they operate.

In this context, the Government remains committed to continuing to improve the commercial performance and financial returns of these entities, while optimising broader competition, service delivery, trade and market outcomes in these sectors. The purpose of this strategy is to ensure maximum value, for the benefit of Queensland taxpayers This will be achieved through increased returns on its investment, the continued provision of quality services to the community and customers, and economic benefits to Queensland through increased trade and output.

Further information on the detailed financial outlook for the PNFC sector, which incorporates the Government-owned corporations (GOCs), is provided in Chapter 9.

TRANSPORT SECTOR

Coal infrastructure projects

Strong economic growth in China and India continues to contribute significantly to growing demand from the coal-reliant steel and electricity production sectors. Economic growth in the Republic of Korea and Malaysia is also a strong driver of demand for coal used in electricity production. Japan’s persistent strong demand for imported coal has continued.

Japan remains our number one export destination for both thermal and coking coal with exports in 2006-07 of 19.2 million tonnes (mt) and 38.6 mt respectively. The number two export destinations were the Republic of Korea for thermal coal and India for coking coal.

Table 4.1

Queensland’s major coal export destinations, 2006-07

Coking Coal		Thermal Coal
Country	Tonnage (Mt)	Country	Tonnage (Mt)
Japan	38.6	Japan	19.2
India	17.4	Republic of Korea	7.9
Republic of Korea	10.9	Taiwan	5.9
Netherlands	6.4	China	1.8
Brazil	5.6	Thailand	1.5

In the past decade, Queensland, as the supplier of almost 58% of Australia’s coal exports, has increased the volume of its coal exports by 50% to 153.4 million tonnes per annum (mtpa) and its value by 76%. This strong demand is forecast to continue with Queensland’s coal exports predicted to grow by approximately 42% by 2010 and a further 40% by 2015 to reach 306 mtpa.

In response to these coal demand forecasts, the Queensland Government launched a $5.4 billion Coal Transport Infrastructure Investment Program (the Program) which involves significant investment in Government-owned rail and port infrastructure as well as major investments by private coal terminal operators.

The Program, outlined in the document Queensland coal transport—planning for growth, issued in February 2008, sets out Queensland’s current port and rail capacities, likely expansions by 2015 and possible expansions by 2020 where demand warrants. The port expansions in the Program could provide export capacity over 300 mtpa by 2015 and over 400 mtpa by 2020. Rail expansions could provide similar additional capacity.

Abbot Point Coal Terminal

In November 2007, the Ports Corporation of Queensland Limited (PCQ) completed an expansion of the Abbot Point Coal Terminal which increased the coal export capacity of the terminal from 15 mtpa to 21 mtpa. PCQ is currently undertaking a further expansion of the terminal to increase capacity to 25 mtpa. This expansion is expected to be completed in June 2009.

PCQ is now planning a further expansion of the Abbot Point Coal Terminal which will expand the terminal to 50 mtpa. The expansion, referred to as X50, is underwritten by commercial contracts with coal companies and is due for completion in 2010-11.

Work on the expansion, estimated to cost $818 million, including financing charges, will commence in the near future, with $250 million to be spent on early works in 2008-09.

This will coincide with QR Limited’s (QR) construction of the Goonyella to Abbot Point (GAP) Expansion Project which includes the Northern Missing Link, a 69 kilometre rail link between the North Goonyella and

Newlands rail systems in the Bowen Basin. The GAP Expansion Project will provide mines in the Goonyella system with access to the Abbot Point Coal Terminal.

The GAP Expansion Project is currently in its final stages of planning prior to the commencement of construction which is expected to occur in August 2008. QR is scheduled to construct the GAP expansion project to a capacity of 25 mtpa by March 2010 and to a capacity of 50 mtpa by end 2010.

Funding will be provided in 2008-09 for this project, subject to final approvals and successful completion of contractual negotiations with coal company customers. It is anticipated that the full cost of the first stage of the GAP project will be over $1 billion.

Wiggins Island Coal Terminal

With demand for the State’s resources forecast to remain solid over the coming years, the Port of Gladstone will form a central part of the required expansion of the Capricornia and Surat Coal Supply Chains.

The proposed location for a new coal terminal to support the expansion of the Capricornia and Surat Coal Supply Chains is to the north of the current RG Tanna Coal Terminal at Wiggins Island.

The ultimate export capacity of the proposed Wiggins Island Coal Terminal is expected to be approximately 70 mtpa. A further port connection linking the proposed terminal to the RG Tanna Coal Terminal may provide additional capacity of 15 mtpa, increasing new throughput capacity to approximately 85 mtpa.

Should the proposed Wiggins Island Coal Terminal project demonstrate commercial and engineering feasibility and progress to implementation, the first stage of the proposed Wiggins Island Coal Terminal is expected to provide initial capacity of 25 mtpa by the end of 2012.

In late 2006, Gladstone Ports Corporation and QR commenced the environmental impact statement planning process, culminating in the receipt of the necessary environmental approval under the Environmental Protection and Biodiversity Conservation Act 1999 for the proposed Wiggins Island Coal Terminal and associated infrastructure in April 2008.

Gladstone Ports Corporation has now commenced detailed engineering and commercial feasibility investigations. In addition, a joint Government/Industry Reference Group to work through possible financing options for the Wiggins Island Coal Terminal has been established. QR also has made significant progress in the planning of the new rail infrastructure, including a second marshalling yard, required to accompany the development of the Wiggins Island Coal Terminal.

QR Limited

To manage growth in the coal freight market, QR will be undertaking a substantial capital investment to meet customers’ needs. The overarching strategy for QR’s coal business incorporates innovation in rollingstock and operations, and negotiation of contracts to achieve improved returns and to maintain their coal haulage industry leader position in Queensland.

In 2008-09, QR will spend $576.4 million on additional track works on the coal network in Central Queensland. The majority of this amount ($400 million) will be spent on the upgrade of the Jilalan Rail Yard near Sarina. The project includes the construction of two new bypass rail tracks, two provisioning tracks and maintenance tracks plus provisioning and wagon maintenance facilities. Other specific projects include the GAP expansion project which includes the Northern Missing Link (subject to approvals).

QR will also invest $303.7 million in 2008-09 for coal rollingstock to meet demand in the Central Queensland coal network. QR’s total coal rollingstock program out to 2011 is $2 billion. This program will enable QR to transport more than 260 mtpa—a 59% increase in Queensland alone from 2006-07.

QR is in the process of building a leading national transport and logistics company with the aim of achieving excellence in customer service and commercial outcomes.

QR has a sequenced program of reform in 2008 to improve its competitiveness and profitability, and position itself for a sustainable commercial future. Key initiatives underpinning QR’s reforms involve a corporate restructure which includes the creation of new subsidiaries for QR’s passenger, network and services businesses (all wholly owned by QR), and new wholly-owned subsidiaries created within QR Freight for the coal and regional freight businesses to operate alongside the existing subsidiaries used for the intermodal and bulk businesses.

The above restructure recognises that QR has a portfolio of businesses operating in distinctly different markets that need to be separate, customer-focussed and accountable for safety, performance and bottom line results. QR has been consulting unions and employees on the changes, which will gradually roll out over 2008-09.

Airport assets

On 15 April 2008, the Government announced the intention to lease the Mackay and Cairns airports on a long term basis and the disposal of the Port of Brisbane Corporation’s remaining shareholding in the Brisbane Airport Corporation Pty Ltd.

The proceeds from the airport transactions will provide for the expansion of the Cairns Hospital and delivery of a new clinical wing, a new Mackay Base Hospital and a major upgrade of Mount Isa Hospital.

The decision to divest the State’s interests in its remaining airports is based on the Government’s view that it no longer needs to own and operate airports to ensure their successful operation and financial viability. The Government believes that the private sector is now best placed to manage the operation and development of these assets, due to factors such as its greater ability to attract specialist airport management expertise, develop the airport business and generate commercial returns.

Review of port structure

As both Cairns and Mackay airports form significant parts of their respective port operations, a review of the best structure and management framework for the management of the State’s seaports will be undertaken in parallel with the airport transactions.

The review will be based on the premise that the State will maintain overall ownership of the State’s port network whilst actively encouraging private sector investment in port infrastructure and services.

The outcomes expected by the State from the seaport network review are:

•	that the seaport network continues to facilitate existing and future trade potential to assist in maximising economic growth, regional development and value to the State

•	to maintain a strong business approach and appropriate commercial returns which also provide for a financially sustainable, and operationally safe and secure seaport network.

This review is focused on options for the management of the network and is not specifically focused on the discrete roles or functions of individual port authorities. The principal focus of this review is on the management of the port network from Hay Point northwards.

Queensland Motorways Limited

Queensland Motorways Limited (QML) is required by a new Road Franchise Agreement, established in July 2007, to commission, operate and maintain a new tolling system that incorporates full free-flow tolling (FFT). In

February 2008, the Minister for Main Roads and Local Government announced the Queensland Government’s approval of QML’s plan to simultaneously introduce free-flow tolling on the Gateway and Logan Motorways in mid 2009.

In response, QML has commenced the design, development and installation of a new tolling system and associated civil works (gantries, interchange redesign) that incorporate full FFT facilities and provide for both E toll and casual or infrequent motorway users. FFT is expected to be implemented on the Gateway Bridge, Gateway Extension Motorway and Logan Motorway during 2009 in accordance with the decision of Government in February 2008.

The FFT project will deliver significant benefits to motorists using QML toll roads through improved safety and reduced congestion, improved traffic speeds with improved environmental outcomes, and more flexible and convenient payment options for customers.

Following an extensive tender process, two leading international technology providers, Thales and IBM, were selected to deliver the roadside and back-office systems components of the project. Together these vendors will deliver for QML and the State the smartest electronic tolling technology available in the world today. The technology will also provide the capability to adjust to emerging tolling strategies that may address vehicle occupancy, time and place, and vehicle emissions as a further response to traffic congestion. The civil works component of the project will be delivered through an alliance contracting arrangement.

In 2008-09, QML will spend $537.6 million towards the construction of a second Gateway Bridge river crossing and to increase capacity on the Gateway Motorway between Mt Gravatt-Capalaba Road and Nudgee Road. The project has an estimated total cost of $1.883 billion.

Investment—ports and rail

Transport GOCs are increasingly delivering new projects in partnership with the private sector. Significant investment is occurring in the port and rail sectors with Government and the private sector developing infrastructure and services to ensure that the State continues to deliver essential services and grows to meet future requirements.

The Port of Brisbane Corporation Limited (PBC) will invest $536.6 million over five years in constructing new wharves 11 and 12 and establishing associated land works at Fisherman Islands. Wharf 11 is expected to be operational by 2012 and Wharf 12 in 2014. This will increase Brisbane’s container-handling facility by 25% and take the number of dedicated container wharves at the port to nine. Hutchison Port Holdings Limited (HPH), one of the world’s leading port investors, developers and operators, has entered into an agreement to lease the new container wharves and will become the third stevedore operating in Brisbane. HPH will subsequently undertake and fund the development of container terminal facilities for the new wharves.

Construction of the new wharves by PBC and construction of the associated container terminals by HPH represent the most significant one-off construction project that PBC has undertaken to date. The introduction of the new wharves and terminals will provide the foundation for the port to meet the future container trade requirements of Queensland, maintain the price competitiveness of the port and provide a future framework for maximising the efficiency of the three stevedores at the port.

QR is seeking to grow its intermodal containerised freight business, a market which is expected to double in the next 20 years. QR’s long-term intermodal strategy recognises the need for new inland terminals and rail connections to capitalise on its expected growth. In December 2007 QR announced it was entering into a joint venture with Stockland and Kaplan Funds Management via a $30 million purchase (a 10% stake) of a future national freight terminal site at Moorebank in New South Wales.

In March 2008 QR announced a joint venture logistics partnership with P&O Trans Australia which will result in the creation of a combined domestic and international rail hub at Yennora in western Sydney. The agreement will see the partners establish a joint operation of rail and terminal services at the existing Yennora Rail Site to enhance their current operations. This includes an intermodal terminal operated by P&O on behalf of both partners, which will cater for QR’s national intermodal business and also a new Port Shuttle Service carrying international cargo to and from Port Botany.

In another dimension to QR’s growing business, QR established Australia’s first major rail multi-user terminal in partnership with P&O at Acacia Ridge. The multi-user terminal is QR-owned, and is a key location for the transfer of interstate freight between road and rail. QR is undertaking long-term planning for terminal upgrades to meet rail volume increases.

The Queensland coal export market is currently experiencing strong growth. While QR will remain the dominant rail haulage provider, its competitor, Pacific National has announced it is investing about $530 million in diesel and electric locomotives and expects to commence coal rail operations in the first half of 2009-10. Pacific National anticipates it will capture in excess of 30 mtpa by 2011.

The Surat Basin Railway, a proposed 207 km railway linking Wandoan and Banana, will allow development of Surat Basin coal deposits and the export of coal from the Port of Gladstone. The Government has granted an unconditional exclusive mandate to a consortium comprising Australian Transport and Energy Corridor Ltd, Industry Funds Management, QR, Xstrata and Anglo Coal to build the Surat Basin Railway.

QRNational has continued its strong expansion into interstate freight markets by doubling coal tonnages in the Hunter Valley in 2006-07. QR holds a 15% share of the market it entered in 2002 through the acquisition of NSW-based freight business Interail.

ENERGY SECTOR

Emissions trading

One of the key challenges facing the energy sector is the transition to an emissions trading environment. The broader issues associated with the implementation of an emissions trading scheme are discussed in Chapter 3.

The Queensland Government is actively participating in work on the development of an emissions trading scheme for Australia and keenly awaits the Federal Government’s decisions later this year. It is actively assessing the range of potential impacts on the GOCs, and in particular shareholder value in the generator GOCs.

A further area being actively investigated by the Government, ENERGEX and Ergon, is demand side management, in turn potentially reducing network, distribution and generation infrastructure requirements, electricity demand and consequently emissions.

It is important that the Queensland Government continue to be actively involved in the review agenda to manage impacts on these businesses, ensure continued electricity supply security and reliability across the state, and smooth the transition to an emissions trading environment while still achieving the desired emissions outcomes.

Investment—energy

The Government will continue to invest in transmission and distribution infrastructure across the State, to ensure that peak demand will be met. ENERGEX and Ergon are reaching the end of their current regulatory period under the Queensland Competition Authority (QCA), and a new determination for their capital expenditure will be made by the Australian Energy Regulator (AER) for the new five year regulatory period from 1 July 2010.

Transmission infrastructure and augmentation will be improved with Powerlink Queensland (Powerlink) investing $675.4 million in 2008-09, while a total of $1.915 billion will be invested in 2008-09 in enhancements to the distribution networks by ENERGEX and Ergon. This investment will ensure that the State maintains reliable and secure transmission and distribution electricity networks.

The Government’s recently-commissioned state-of-the-art Kogan Creek Power Station has added another 750 megawatts of generation capacity to the State. Government-owned generators continue to examine possible generation projects which, once further developed and submitted for consideration, will be examined by Government.

There has been a history of private sector participation in the State’s energy sector, including in joint venture arrangements with GOCs. The private sector currently owns 42.3% of total generation capacity within the State, which will increase to 48.6% with the commissioning of five new gas-fired plants currently under construction. In 2009-10, privately-developed and operated gas-fired generation will add an additional 1,516 megawatts of capacity to the State’s electricity supply. These plants will be progressively commissioned at Mt Stuart, Braemar, Darling Downs, Condamine and Yarwun.

While joint venture arrangements with private sector players provide GOCs with access to capital and expertise, it also indicates an environment that does not inhibit private sector investment in major infrastructure assets in the State and is a reflection of the confidence of the private sector to undertake significant investment in partnership with GOCs. Examples include the Callide C and Tarong North power stations in which private sector investors have a 50% interest. Private sector investors include major Japanese, Chinese and American energy companies.

GOCs continue to engage with private sector players in a range of energy-related activities, particularly in securing fuel supply for their generation plant. The CS Energy-owned Kogan Creek coal mine has been developed and is being operated by Golding Contractors, a major Queensland mining company. CS Energy has also been involved in facilitating the development of gas sources through farm-in arrangements with private sector gas companies such as Queensland Gas Corporation, Arrow Energy and Metgasco in the Surat basin and in northern New South Wales.

ZeroGen Mark II

ZeroGen is a leading-edge clean coal technology project aimed at integrating coal gasification with carbon capture and storage technologies to produce low emission baseload power. The integration of these technologies has the potential to achieve cuts of up to 90% in greenhouse gas emissions from large-scale commercial electricity generation.

The ZeroGen project has been reconfigured to a two-stage development involving a revised Stage One demonstration leading to a Stage Two commercial scale project.

Stage One of the ZeroGen project now involves the construction of an 80 megawatt coal gasification demonstration plant adjacent to the existing Stanwell Power Station. The proposed new plant for Stage One will demonstrate capture of up to 75% of carbon dioxide emissions and also demonstrate underground storage by transporting carbon dioxide to identified geological storage sites in the Northern Denison Trough. A Stage One feasibility study is presently scheduled for completion in late 2009.

With additional funding support, Stage Two of the project can be developed concurrently with Stage One and will involve the deployment of a large-scale 300 megawatt coal gasification plant with 90% carbon capture and storage facilities. A pre-feasibility study will investigate suitable areas in Queensland for the location of the Stage Two project.

The State has currently committed, through the Queensland Future Growth Fund, funding of $102.5 million for the ZeroGen project, with the Australian Coal Association, through the COAL21 Fund, providing a further

$26 million towards costs of the Stage One feasibility study. The Queensland Government and ZeroGen Pty Ltd will also be seeking Australian Government and private sector funding support for the ZeroGen Stage One demonstration plant and Stage Two feasibility studies.

Market developments

In the 2006-07 financial year, Government-owned generators operated in an increasingly volatile and competitive market, with drought conditions having varied impacts on generation capacity and profitability for the generators, depending on their access to water and exposure to pool prices. The commissioning of Kogan Creek Power Station, with its advanced design utilising dry-cooling technology (which results in 90% less water consumption than an equivalent-sized wet-cooled power station) was of considerable benefit to the State in providing capacity to manage the drought issue.

Generators, in particular Tarong, have also faced fuel supply issues. Tarong, in response to its diminishing coal supply at Meandu mine, is currently progressing preliminary development activities associated with the Kunioon coal resource, thereby working to ensure its ability to continue to provide generation capacity for Queenslanders.

The Government has moved to ensure security of water supply by investing approximately $9 billion in water infrastructure. A key element of this initiative is the provision of recycled water to the Swanbank and Tarong sites. Swanbank began receiving recycled water in August 2007 and Tarong will commence receiving recycled water from 1 July 2008. These measures guarantee water supply to the two sites and secure continued operation of these plants in similar future drought conditions.

More recently, the Queensland Government decided to divest its interests in wind and gas assets owned by Government-owned generators to climate change initiatives. Proceeds from the sale will enable a fixed ongoing allocation of $30 million per annum for greenhouse gas reduction programs and climate change adaptation actions. Consolidation across the Government generation portfolio has also occurred with the wind-up of Enertrade in April 2008.

Ergon franchise load

Ergon was formed in 1999 by the State Government from the then six regional Queensland electricity distributors and their subsidiary retailers. Ergon Energy Queensland Limited (EEQ) was formed as a wholly-owned subsidiary of Ergon and became operational from 1 November 2006. It was created to provide electricity retail services to the 600,000 plus non-market customers in regional Queensland who were transferred from Powerdirect Australia prior to its sale.

The Government is committed to ensuring that Queenslanders, regardless of where they live in the State, should have access to affordable electricity supply. The Government provides a maximum uniform tariff across Queensland in order to ensure Queenslanders are not disadvantaged by the higher cost of supplying electricity in regional areas. This policy is supported by community service obligation payments by the Government to EEQ, which in 2008-09 are budgeted to be $440 million. The Government also provides a range of concessions to eligible persons to reduce the cost of their electricity bills.

Regulation under the Australian Energy Regulator

Economic regulation of Queensland’s energy sector increasingly falls under the auspices of the Australian Energy Regulator (AER). The AER regulates the wholesale electricity market and electricity transmission and distribution networks in the national electricity market (NEM). The AER will also be responsible for the economic regulation of gas transmission and distribution networks and enforcing the national gas law and national gas rules (once enacted) as well as regulation of retail markets with the exception of retail pricing in all jurisdictions except Western Australia.

Since 1 July 2007 Powerlink has operated under the AER’s transmission revenue regulation, with ENERGEX and Ergon operating under the QCA’s regulatory determination for electricity distribution until 30 June 2010. The next distribution regulatory determination will be set by the AER prior to 1 July 2010.

While the transition from the QCA to the AER presents new challenges and risks for ENERGEX and Ergon, the Queensland Government recognises the importance of a consistent regulatory regime across NEM jurisdictions. The Queensland Government is aware that there are a number of factors that will apply significant upward pressure on distribution tariffs in 2010-11, including the increased demand on the ENERGEX and Ergon networks, and increasing input costs (particularly construction costs). This is likely to coincide with upward pressure on energy costs resulting from the introduction of an Emissions Trading Scheme.

WATER SECTOR

In May 2007, the Queensland Water Commission delivered a report to Government recommending major structural reform of urban water supply arrangements in South East Queensland (SEQ). Historically, the institutional arrangements for water supply have been provincial and fragmented, with bulk source, transport and treatment assets owned by 25 different entities, servicing 17 separate retail businesses.

The Commission’s recommendations targeted the serious systemic weaknesses inherent in the existing arrangements as highlighted by the current drought.

The key reforms accepted by the Government include transitioning control and operation of larger bulk water assets to the State, the establishment of a Water Grid Manager and the amalgamation of local governments’ distribution and retail water businesses.

The passage of the South East Queensland Water (Restructuring) Act 2007 (the Water Restructuring Act) in November 2007 helps facilitate the bulk water supply and transport business restructure. Under the revised institutional arrangements, the State—via three new statutory authorities—will control and operate the larger bulk water assets that hold, manufacture and distribute bulk water in the region.

The Water Restructuring Act also provides for the establishment of a Water Grid Manager, to be responsible for equitable distribution of water across the region through a water grid from 1 July 2008.

With the amalgamation of local governments’ distribution and retail water businesses, local governments will be responsible for distributing and selling water to consumers through one distribution entity and a number of retailers. Councils have until July 2010 to give effect to these reforms.

As part of the first stage of the Government’s reforms, SEQ local governments will receive over $2 billion in compensation for the bulk water assets being transferred to the Queensland Bulk Water Supply Authority and Queensland Bulk Water Transport Authority. The compensation is determined on the basis of foregone earnings and in line with council pricing and regulatory principles. The acquisition of existing bulk water businesses is being debt funded. To limit the impact on the overall level of combined local-State Government debt, compensation for the acquisition of assets is being applied to the repayment of councils’ debt in the first instance.

SEQ councils will continue to own, and be entitled to the dividends from, around 82% of their total water assets being retained through the distribution and retail businesses.

To meet current and future water supply needs for SEQ, new water infrastructure is currently being built by four special-purpose vehicle companies established by the Government. These include the $1.2 billion SEQ (Gold Coast) Desalination Company and the $2.5 billion Western Corridor Recycled Water Company, both of which are expected to complete their core construction projects by the end of 2008.

The Government-owned Queensland Water Infrastructure Company has commenced design on the $1.6 billion Traveston Crossing and $0.3 billion Wyaralong dams, both of which are currently awaiting environmental approvals. These dams are expected to be completed by 2011. The Southern Regional Water Pipeline Company is constructing an interconnecting pipe network (Southern, Northern and Eastern) to link these bulk water sources, at an estimated cost of over $1.5 billion. Expenditure in 2008-09 on new infrastructure is estimated to be over $2 billion with the total cost of the new infrastructure being approximately $9 billion.

South East Queensland is not the sole focus for the development of water projects to ensure water security across the State of Queensland. SunWater will continue to progress feasibility investigations and prepare business cases for key regional water projects in line with the Program of Works for Statewide Water Grid Regional Water Projects. These projects include the Nathan Dam, Connors River Dam, Fitzroy River Weir, Nullinga Dam, Kinchant Dam and Water for Bowen.

FORESTRY

Forestry Plantations Queensland (FPQ) will continue the expansion of its hardwood sawlog plantations to satisfy the Government’s commitment under the Western Hardwoods Region Plan to make available 20,000 hectares of hardwood sawlog plantations.

FPQ will continue to progress the commercial reform of its plantation forestry business to improve operations and promote the long term sustainability and overall competitiveness of Queensland’s plantation timber industry.

5. REVENUE

FEATURES

•

Total General Government sector revenue is estimated to be $36.582 billion in 2008-09. The increase of $4.306 billion (or 13.3%) on 2007-08 estimated actual revenue primarily reflects increased coal royalty revenue, along with moderate growth in taxation revenue, relative to recent years.

•	Mortgage duty will be abolished from 1 July 2008, providing $190 million in tax relief in 2008-09, including $100 million associated with bringing forward the abolition by six months.

•

The first home buyer transfer duty exemption threshold and principal place of residence concessional rate threshold will both increase from $320,000 to $350,000 from 1 July 2008. The first home buyer exemption threshold will further increase to $500,000 from 1 September 2008.

•	The transfer duty rate schedule will be revised and simplified, reducing the number of rate bands from seven to five from 1 July 2008, with the highest marginal rate increasing from 4.5% to 5.25%.

•

The combination of the new transfer duty rate schedule and increased thresholds for homebuyers will mean lower duty payable for homebuyers purchasing homes valued at between $320,000 and $1 million and those purchasing property, other than homes, valued at up to $590,000.

•

The land tax schedule will be revised and simplified from 1 July 2008, reducing the number of rate bands from five to three for resident individuals and from four to two for companies, trustees and absentees.

•	The amount of tax payable at the land tax threshold will be reduced from $1,200 to $500 for resident individuals and reduced from $2,250 to $1,450 for companies, trustees and absentees.

•	Employers with eligible wages between $1 million and $5 million will benefit from an extended payroll tax deduction, from 1 July 2008.

•	Overall, the tax changes above will result in a net tax reduction of $157.4 million in 2008-09.

•	Queensland will retain its competitive tax status, with per capita state tax estimated at $2,342 in 2008-09, compared to an average of $2,616 for the other states and territories.

•

A two tier royalty on coal will be introduced from 1 July 2008, with the current 7% rate to apply to coal revenue up to $100 per tonne, with a higher 10% rate to apply to the portion of revenue above $100 per tonne.

•	Revised royalty rates for base and precious metals will be introduced from 1 January 2011, at the conclusion of the current five year nomination period.

INTRODUCTION

This chapter provides an overview of General Government sector revenue for the 2007-08 estimated actual outcome, forecasts for the 2008-09 Budget year and projections for 2009-10 to 2011-12.

Table 5.1

General Government revenue1

	2007-08 Budget $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million	2009-10 Projected $ million	2010-11 Projected $ million	2011-12 Projected $ million

Revenue
Taxation revenue	9,272	9,552	10,106	10,843	11,753	12,612
Grants revenue
Current grants	13,726	14,474	14,631	14,869	15,088	15,550
Capital grants[2]	1,441	1,018	1,056	1,180	1,172	1,152
Sales of goods and services	3,005	3,245	3,385	3,369	3,465	3,524
Interest income	2,190	841	2,199	2,253	2,335	2,421
Dividend and income tax equivalent income
Dividends	915	970	841	1,039	1,160	1,571
Income tax equivalent income	201	247	210	453	539	632
Other revenue
Royalties and land rents	1,436	1,449	3,644	2,860	2,746	2,542
Other	366	481	509	374	378	382
Total Revenue	32,551	32,276	36,582	37,240	38,638	40,385

Notes:

1.	Numbers may not add due to rounding.
2.	The variance between the 2007-08 Budget and Estimated Actual primarily relates to an Australian Government grant, expected to be expensed by the General Government sector to the Western Corridor Recycled Water Scheme, but was instead paid directly to Western Corridor Recycled Water Pty Ltd, a Public Non-financial Corporations sector entity.

Forward estimates are based on the economic projections outlined in Chapter 2 and are formulated on a no policy change basis.

General Government revenue in 2007-08 is estimated to be $32.276 billion, which is $275 million (or 0.8%) less than the 2007-08 Budget estimate.

Significant variations include:

•

lower interest income, reflecting the weakness in investment markets, which is expected to result in the return from the State’s financial assets in 2007-08 being lower than the assumed long-term rate of return

•

higher current grants revenue, primarily due to stronger than anticipated GST revenues, flowing from an increase in the GST pool against Queensland’s declining share of GST, and increased specific purpose payments across a range of functions

•

higher taxation revenue, primarily due to increased revenue from duty on property transfers as a result of stronger than anticipated market activity during the first half of 2007-08, overcoming softer results in the second half.

General Government revenue in 2008-09 is estimated to be $36.582 billion, 13.3% higher than the 2007-08 estimated actual revenue of $32.276 billion. This is largely due to:

•	increased coal royalties, reflecting both an increase in the value of coal and changes to the royalty rate structure

•	interest income returning to 7.5%, reflecting the interest earned on the QTC debt instrument, as discussed in Chapter 1.

Revenue by Operating Statement Category

Major sources of General Government revenue in 2008-09 are grants and subsidies (42.9% of revenue) and taxation revenue (27.6%). Chart 5.1 illustrates the composition of General Government revenue.

Note:

1.	The major component of ‘Other revenue’ is royalties and land rents (10.0%).

Chart 5.2 compares 2008-09 estimates with 2007-08 estimated actuals. The overall result primarily reflects strong growth in royalties and interest income, supplemented by moderate growth in taxation revenue and grants revenue.

TAXATION REVENUE

One of the Queensland Government’s key social and fiscal objectives is to maintain a competitive tax environment while raising sufficient revenue to meet the infrastructure and Government service delivery needs of the people of Queensland.

Total revenue from taxation is expected to increase by 5.8% in 2008-09. This reflects the expected impact of continued strength in employment and wage growth on payroll tax revenue and the impact of higher property values on land tax.

Table 5.2

Taxation revenue1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Payroll tax	2,232	2,482	2,702

Duties
Transfer[2]	2,542	2,970	3,141
Vehicle registration	289	380	518
Insurance[3]	361	386	403
Mortgage	343	335	15
Other duties[4]	25	6	14
Total duties	3,560	4,077	4,091

Gambling taxes and levies
Gaming machine tax	489	535	578
Health Services Levy	29	39	47
Lotteries taxes	201	202	210
Wagering taxes	36	37	38
Casino taxes and levies[5]	57	58	61
Keno tax	13	16	17
Total gambling taxes and levies	825	886	950

Other taxes
Land tax	485	622	797
Motor vehicle registration	887	945	991
Fire levy	252	264	279
Community Ambulance Cover	115	128	133
Guarantee fees	67	84	98
Other taxes	60	64	65

Total taxation revenue	8,484	9,552	10,106

Notes:

1.	Numbers may not add due to rounding.
2.	Includes marketable securities duty in 2006-07.
3.	Includes duty on accident insurance premiums.
4.	Includes duty on rental arrangements in 2006-07 and life insurance premiums in all years.
5.	Includes community benefit levies.

Budget tax initiatives

Transfer duty

Increased concessions—first home buyers

Queensland currently provides a transfer duty exemption for first home buyers purchasing a home valued at up to $320,000. Based on the current duty rates, this represents a saving of up to $9,675 compared to the duty payable by purchasers who do not receive a concession.

This Budget increases the first home buyer transfer duty exemption to $350,000 from 1 July 2008, providing further savings of up to $1,650 for those purchasing their first home.

In addition, from 1 September 2008 the first home buyer transfer duty exemption will be increased to $500,000, providing savings of up to $9,500 when compared with the current schedule. This will ensure that the duty payable on a first home is either nil or lower in Queensland than in any other jurisdiction for all first home buyers purchasing a home valued at up to approximately $1.5 million.

This initiative will provide savings of $54.1 million to first home buyers in 2008-09 and will result in first home buyers paying up to $15,925 less than purchasers who do not receive a concession.

Table 5.3 provides an interstate comparison of the transfer duty payable on the purchase of a first home, from 1 September 2008.

Table 5.3

Duty payable on first home purchases, from 1 September 2008

Dutiable Value $	QLD $	NSW $	Vic $	WA $	SA $	Tas $
100,000	—	—	—	—	1,415	—
200,000	—	—	3,370	—	5,615	1,675
300,000	—	—	8,370	—	11,330	5,550
400,000	—	—	13,370	—	16,330	13,550
500,000	—	—	18,970	—	21,330	17,550
600,000	12,850	22,490	31,070	22,515	26,830	21,550
700,000	17,350	26,990	37,070	27,265	32,330	25,550
800,000	21,850	31,490	43,070	32,316	37,830	29,550
900,000	26,350	35,990	49,070	37,466	43,330	33,550
1,000,000	31,000	40,490	55,000	42,616	48,830	37,550
1,500,000	57,250	66,740	82,500	72,200	76,330	57,550

Increased concessions—homebuyers

Queensland also currently provides a principal place of residence concession, by applying a 1% rate to the first $320,000 of the value of the home. Based on the current duty rates, this represents a saving of up to $6,475 for those purchasing their own home, other than their first.

This Budget increases the principal place of residence concession to the first $350,000 of the value of the home from 1 July 2008, providing further savings of up to $750 for those purchasing their own home, other than their first.

Queensland’s transfer duty concessions for homebuyers are already significant, particularly when considered in the context of concessions available in other states. The increased concession will ensure that less duty is payable in Queensland than in any other state on the purchase of a home valued at up to approximately $1.5 million.

This initiative will provide savings of $16.9 million to homebuyers in 2008-09 and will result in homebuyers paying up to $7,175 less than purchasers who do not receive a concession.

Table 5.4 provides an interstate comparison of the transfer duty payable on the purchase of a home, other than a first home, from 1 July 2008.

Table 5.4

Duty payable on home purchases, from 1 July 2008

Dutiable Value $	QLD $	NSW $	Vic $	WA $	SA $	Tas $
100,000	1,000	1,990	2,150	1,500	2,830	2,425
200,000	2,000	5,490	6,370	5,035	6,830	5,675
300,000	3,000	8,990	11,370	8,835	11,330	9,550
400,000	5,250	13,490	16,370	13,015	16,330	13,550
500,000	8,750	17,990	21,970	17,765	21,330	17,550
600,000	12,850	22,490	31,070	22,515	26,830	21,550
700,000	17,350	26,990	37,070	27,265	32,330	25,550
800,000	21,850	31,490	43,070	32,316	37,830	29,550
900,000	26,350	35,990	49,070	37,466	43,330	33,550
1,000,000	31,000	40,490	55,000	42,616	48,830	37,550
1,500,000	57,250	66,740	82,500	72,200	76,330	57,550

Revised transfer duty rate structure

In addition to the increased exemptions for first home buyers and concessions for other home buyers, this Budget revises and simplifies the transfer duty rate structure and generally improves competitiveness with other states. The new transfer duty rate structure is presented in Table 5.5.

Table 5.5

Transfer duty rates from 1 July 2008—standard rates1

Dutiable value	Current	Dutiable value	New
up to $20,000	1.50%	up to $5,000	Nil
$20,001-$50,000	$300 + 2.25%	$5,001 - $75,000	1.50%
$50,001-$100,000	$975 + 2.75%
$100,001-$250,000	$2,350 + 3.25%	$75,001 - $540,000	$1,050 + 3.50%
$250,001-$500,000	$7,225 + 3.50%
$500,001-$700,000	$15,975 + 4.00%	$540,001 - $980,000	$17,325 + 4.50%
above $700,000	$23,975 + 4.50%	above $980,000	$37,125 + 5.25%

Note:

1.	Rates are marginal rates unless otherwise specified.

When combined with the increase in concessions and exemptions for homebuyers and first home buyers, the revised transfer duty schedule will mean a reduction in duty payable on all homes valued at between $320,000 and $1 million.

The revised structure will also result in a reduction in duty payable on the purchase of all other property, other than homes, valued up to $590,000.

It is expected that the changes to transfer duty will result in a lower amount of duty being payable for a substantial majority of transactions. Approximately 75% of transactions that occurred during 2007 would have been subject to a lower rate of duty, while there would have been no change for a further 15% of transactions.

Table 5.6 details the changes to duty payable at standard rates and for those receiving a homebuyer concession or first home buyer exemption, across a range of values. Table 5.6 also identifies the standard amount of duty payable in selected states.

The changes to transfer duty rates will take effect from 1 July 2008. When combined with the increased first home buyer exemption and homebuyer concession thresholds, the changes are expected to provide an additional $74.6 million of revenue in 2008-09, due to the application of higher duty rates to properties with relatively high values.

Table 5.6 Changes to transfer duty payable and interstate comparison, 1 September 2008
	First home buyers duty payable		Homebuyers (not first) duty payable		Standard rates duty payable		Interstate comparison– duty payable at standard rates
Dutiable value $	New $	Saving $	New $	Saving $	New $	Saving $	NSW $	VIC $	WA $
100,000	—	—	1,000	—	1,925	425	1,990	2,150	2,090
200,000	—	—	2,000	—	5,425	175	5,490	7,070	5,890
300,000	—	—	3,000	—	8,925	50	8,990	13,070	10,165
350,000	—	1,650	3,500	750	10,675	50	11,240	16,070	12,540
400,000	—	4,400	5,250	750	12,425	50	13,490	19,070	14,915
500,000	—	9,500	8,750	750	15,925	50	17,990	25,070	19,665
750,000	19,600	150	19,600	150	26,225	-550	29,240	40,070	32,540
1,000,000	31,000	—	31,000	—	37,475	-700	40,490	55,000	45,415
2,000,000	83,500	-7,500	83,500	-7,500	90,675	-8,200	95,490	110,000	96,915

Abolition of mortgage duty

In the 2005-06 Budget, the Queensland Government announced a tax abolition schedule as part of the Intergovernmental Agreement on the Reform of Commonwealth–State Financial Relations (IGA), which included a halving of the rate of mortgage duty from 1 January 2008, with abolition of mortgage duty from 1 January 2009.

This Budget brings forward the abolition of mortgage duty to 1 July 2008, providing benefits for Queensland homebuyers, investors and businesses taking out a mortgage.

The abolition of mortgage duty will provide total savings of approximately $190 million to taxpayers in 2008-09. This includes a $90 million saving from the previous commitment to abolish mortgage duty from 1 January 2009 and a further $100 million saving due to bringing forward the abolition to 1 July 2008.

Concessions to assist older persons

The Queensland Government recognises that as a person ages they are often required to make changes to their living arrangements, which may result in transitional costs, including taxes.

This Budget, therefore, introduces a package of concessions to assist older persons. These concessions include:

•	extending the transfer duty home concession to retirement village residents who adopt lease and sub-lease occupancy arrangements

•	providing a land tax exemption for aged care facilities, which will complement the existing exemption for retirement villages

•	reducing the application of the provision that provides for retrospective assessment of land tax on the subdivision of a principal place of residence.

Land tax relief package

Queensland has experienced strong growth in land values for a number of years. Although the taxation consequences have been mitigated by the application of three-year averaging and 50% capping of land valuation increases for assessments, the Government has also taken substantial steps to moderate the increase in the numbers of landowners liable for land tax and growth in land tax liabilities for landowners already in the system.

If the land tax schedule in place during 2002-03 had been retained, it is estimated that the Government would be receiving an additional $450 million in land tax revenue in 2008-09.

This Budget continues the Government’s program of land tax relief and simplification through the revision of the land tax schedules.

The new land tax schedule for resident individuals is presented in Table 5.7.

Table 5.7

Land tax schedules for 2008-09—resident individuals1

Unimproved Land Value	Current	Unimproved Land Value	New
$600,000-$749,999	$1,200 + rate of 0.70%	$600,000 - $999,999	$500 + rate of 1.00%
$750,000-$1,249,999	$2,250 + rate of 1.45%
$1,250,000-$1,999,999	$9,500 + rate of 1.50%	$1,000,000 - $2,999,999	$4,500 + rate of 1.65%
$2,000,000-$2,999,999	$20,750 + rate 1.675%
$3,000,000 and above	1.25% on full value	$3,000,000 and above	1.25% on full value

Note:

1.	Rates are marginal rates unless otherwise specified.

The current $600,000 threshold, the highest of any state, will be maintained, with the tax payable at the threshold to be reduced from $1,200 to $500. Table 5.8 provides an interstate comparison of land tax thresholds and maximum land tax rates applicable in 2008-09.

Table 5.8

Land tax thresholds and maximum rates—resident individuals, 2008-09

	QLD	NSW	VIC	WA	SA	TAS
Threshold	$600,000	$359,000	$225,000	$300,000	$110,000	$25,000
Maximum rate[1]	1.25%	1.6%	2.5%	2.3%	3.7%	2.5%

Note:

1.	The maximum rate is the rate applying to the highest value landholding band.

Approximately 88% of resident individual land tax payers, representing approximately 15,000 taxpayers with taxable land holdings valued at up to $1.8 million (after averaging and capping), will benefit as a result of the change, compared with the current schedules.

This Budget also provides land tax relief for companies, trustees and absentees through simplification and revision of the rate structure. The new land tax schedule for companies, trustees and absentees is presented in Table 5.9.

This will result in approximately 17,500 companies, trustees and absentees with taxable land holdings valued at up to $750,000 (after averaging and capping) being better off as a result of the change. The current $350,000 threshold, which is already competitive, will be maintained, with the tax payable at the threshold reduced from $2,250 to $1,450.

Table 5.9

Land tax schedules for 2008-09—companies, trustees and absentees1

Unimproved Land Value	Current	Unimproved Land Value	New
$350,000-$749,999	$2,250 + rate of 1.50%
$750,000-$1,249,999	$8,250 + rate of 1.65%	$350,000 - $2,249,999	$1,450 + rate of 1.70%
$1,250,000-$1,999,999	$16,500 + rate 1.80%
$2,000,000 and above	1.50% on full value	$2,250,000 and above	1.50% on full value

Note:

1.	Rates are marginal rates unless otherwise specified.

The revisions to the land tax rate structures will take effect from 1 July 2008 and are estimated to provide $17 million in land tax relief in 2008-09.

This package continues the land tax reforms introduced by the Queensland Government in the past four Budgets, which included threshold increases, rate reductions and the introduction of a 50% cap on taxable values. In addition, it is estimated that the revenue foregone as a result of three-year averaging is approximately $304 million in 2008-09.

Payroll tax deduction extension

Queensland currently has a competitive payroll tax threshold of $1 million and a highly competitive payroll tax rate of 4.75%. However, the Queensland Government recognises the effective marginal payroll tax rate immediately above the exemption threshold has a particular impact on the tax payable by medium sized businesses.

This Budget further improves the competitiveness of Queensland’s payroll tax regime by extending the $1 million deduction such that it phases out at a rate of $1 in every $4 of taxable wages above the threshold, rather than $1 in every $3. This will provide a benefit to all businesses with taxable wages between $1 million and $5 million.

The extension of the payroll tax deduction is estimated to provide $20 million in payroll tax relief in 2008-09.

The Queensland Government has also announced a policy decision to review the rate at which the deduction phases out in subsequent Budgets.

Abolition of state taxes

The IGA, agreed to by the Australian Government and all state and territory governments in 1999, required the abolition and review of a number of state taxes.

In accordance with the requirements of the IGA, transfer duty on quoted marketable securities and debits tax were abolished in 2001 and 2005 respectively. In 2005, Queensland participated in a multijurisdictional review into the need to retain a number of state duties, as required by the IGA. By abolishing these two duties and participating in the review of other listed duties, the Government met its IGA obligations for tax abolitions in full as of 1 July 2005.

Following the review of duties listed in the IGA, a timetable for the abolition of the majority of these duties was announced in the 2005-06 Budget and agreed to by the Australian Government in the Ministerial Council Meeting of March 2006.

The timing of the duty abolitions balances a range of community priorities, including the maintenance of the State’s tax competitiveness while funding the delivery of essential community services and the provision of critical new infrastructure.

The Government has completed a number of duty abolitions announced in the 2005-06 Budget, with the removal of credit business and lease duties from 1 January 2006, hire duty and marketable securities duty (unquoted) from 1 January 2007 and the halving of the rate of mortgage duty from 1 January 2008.

The 2008-09 Budget includes the abolition of mortgage duty from 1 July 2008, six months earlier than scheduled.

Following the abolition of mortgage duty, the only duty remaining on the schedule is duty on the transfer of core business assets, which is to be abolished by 2011.

The savings to Queenslanders from the abolition of these nine taxes has already risen from $290 million in 2005-06 to $840 million in 2008-09 and will rise to over $1.3 billion per year by 2011-12. The cost to revenue from the abolition of these taxes will exceed $5.4 billion over this seven year period.

Table 5.10 presents the full schedule of tax abolitions under the IGA.

Table 5.10

Abolition of state taxes under the IGA

Tax	Description	Abolition	Full year cost[1] $ million
Marketable securities duty (quoted)	Payable on the transfer of marketable securities listed on the Australian Stock Exchange or another recognised stock exchange.	✓ July 2001	35

Credit card duty[2]	Payable on credit card transactions.	✓ August 2004	20

Debits tax	Payable on debits to accounts with cheque drawing facility.	✓ July 2005	190

Lease duty	Payable on the lease of land or premises in Queensland. Residential leases exempted.	✓ January 2006	27

Credit business duty	Payable on the amount of credit provided under a loan, a discount transaction or a credit arrangement.	✓ January 2006	19

Hire duty	Payable on the hiring charges of the hire of goods.	✓ January 2007	19

Marketable securities duty (unquoted)	Payable on the transfer of marketable securities not listed on the Australian Stock Exchange or another recognised stock exchange.	✓ January 2007	17

Mortgage duty	Payable on entering into a mortgage over property in Queensland.	✓ July 2008 six months ahead of schedule	439

Duty on transfer of core business assets	Payable on the transfer of non-realty business assets.	50% 1 Jan 2010 100% 1 Jan 2011	326

Notes:

1.	Estimated revenue foregone in financial year following full abolition.
2.	Credit card duty was abolished prior to its review under the IGA.

Estimates of state taxation revenue

Chart 5.3 indicates the composition of estimated state taxation revenue for 2008-09.

Notes:

1.	‘Other taxes’ includes the fire levy, community ambulance cover, guarantee fees and other minor taxes.
2.	‘Other duties’ includes vehicle registration duty, insurance duty and other minor duties.

The largest sources of taxation revenue are payroll tax and transfer duty, which together represent 57.8% of the State’s total taxation revenue in 2008-09.

Payroll tax (26.7% of total tax revenue in 2008-09) has a solid base with relatively stable growth driven by the underlying strength in the state economy. In contrast, revenue growth from transfer duty (representing 31.1% of tax revenue) can vary significantly from year to year with its base being subject to the volatile movements of the property market.

Other duties, including vehicle registration duty, insurance duty and other smaller duties, represent 9.4% of total tax revenue.

Gambling taxes and levies also represent 9.4% of tax revenues in 2008-09. Motor vehicle registration, which is classified as a tax for budget purposes, represents 9.8% of total tax revenue.

Land tax represents 7.9% of total revenue in 2008-09. While also subject to the volatility of price movements in the property market, this impact is moderated by a relatively stable base and the effect of three-year averaging of land values for assessments.

Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1 million.

Payroll tax collections are estimated to increase by 8.9% in 2008-09, reflecting general growth in employment and wages, with particular strength in key industries, such as construction, mining and property and business services.

The payroll tax rate has been reduced in recent years from 5% to its current level of 4.75%, making Queensland’s payroll tax rate overall the lowest of any state. Further, an employer paying annual taxable wages of less than $1 million from 2007-08 is not liable for payroll tax—this is amongst the highest thresholds in Australia.

As mentioned above, the competitiveness of Queensland’s payroll tax regime will be enhanced via an extension of the $1 million deduction.

Duties

Duties are levied on a range of financial and property transactions. Overall, revenue from duties is forecast to increase by 0.3% in 2008-09. This moderate growth is driven by the abolition of mortgage duty almost entirely offsetting growth in the other major duties.

The major duties include transfer, vehicle registration and insurance duties.

•

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a first or subsequent home.

Revenue from transfer duty is expected to increase by 5.8% in 2008-09 as a result of moderate growth in the Queensland property market and revisions to the rate structure being partly offset by increased concessions for homebuyers.

•

Vehicle registration duty is charged at rates of between 2% and 4% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle, with the rate depending on the number of cylinders of the vehicle.

Revenue from vehicle registration duty is expected to experience underlying growth of 5% in 2008-09. Combined with the effect of new rate regime announced in the 2007-08 Budget, which commenced on 1 January 2008, total growth is expected to be 36.4%.

•

Insurance duty is charged on contracts of general insurance, life insurance and accident insurance. The base rate for most general insurance products is 7.5%, with certain general insurance products, life insurance and accident insurance charged at the rate of 5%.

Revenue from insurance duty is expected to grow by 4.3% in 2008-09, reflecting moderate growth in the number of insurance policies and the value of insured items.

Gambling taxes and levies

A range of gambling activities are subject to State taxes and levies. Total gambling tax and levy collections are estimated to increase by 7.2% in 2008-09, a slightly slower rate than is estimated for 2007-08, partly associated with the Government’s gambling reforms that will take effect from 1 January 2009. Gaming machine taxes are estimated to increase by 8%, the Health Services Levy by 20%, lotteries taxes by 4%, and other gambling taxes by 5%.

Land tax

Land tax is levied on the unimproved value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value. A 50% cap on the annual increase in land values used for the purposes of calculating land tax liabilities commenced from 1 July 2007 and will continue until 2009-10.

Resident individuals are generally liable for land tax if the total unimproved value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are generally liable for land tax if the total unimproved value of the freehold land owned as at 30 June is equal to or greater than $350,000.

Land tax is estimated to grow by 28.1% in 2008-09, with strong underlying growth associated with recent increases in land values being partially offset by the revisions to the rate structure outlined above.

The application of three-year averaging for assessments, whereby the land value is determined by averaging the unimproved property values for the current and preceding two years rather than simply using the current year valuation, moderates and delays the impact of valuation increases. It is estimated that the revenue foregone as a result of three-year averaging will be approximately $304 million in 2008-09. Queensland was the first state to apply three-year averaging to land tax, with New South Wales also introducing averaging recently.

Motor vehicle registration fees

Motor vehicle registration fees are expected to grow by 4.8% in 2008-09, primarily reflecting fee adjustments related to the consumer price index (CPI).

Fire levy

Fire levy revenue, which is used to fund the Queensland Fire and Rescue Authority, is expected to increase in line with the growth of the number of contributors and CPI.

Community Ambulance Cover

The Community Ambulance Cover Scheme was introduced in 2003-04 to replace the Ambulance Subscription Scheme and to provide a sustainable funding base for the Queensland Ambulance Service. It is collected through a payment on non-exempt electricity accounts. Growth in 2008-09 reflects CPI adjustment and growth in the number of non-exempt electricity accounts.

Guarantee fees

Guarantee fees are revenues collected by Queensland Treasury Corporation (QTC) on behalf of the State and comprise performance dividends, competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector and ensure that the benefits accruing from the financial backing and superior borrowing performance of the State (through QTC) are shared between the borrower and the State.

Other taxes

Other taxes represent revenue from taxes such as the Statutory Insurance Scheme Levy, the Nominal Defendant Levy and other sundry taxes.

Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix A provides details of tax expenditure arrangements set in place by the Queensland Government.

Queensland’s Competitive Tax Status

Taxation can impact on business decisions regarding investment and employment and also household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens and is therefore fundamental to the Government’s commitment to job creation and sustainable development.

Recent tax changes have sought to improve the efficiency and equity of the State’s tax system, increase consistency with other jurisdictions, strengthen the funding base of essential services and reduce or eliminate taxes to the benefit of taxpayers.

In pursuit of these objectives over recent years, the Government has:

•	rationalised the payroll tax system by reducing the rate from 5% to 4.75%, offset by a broadening of the tax base

•	increased the payroll tax threshold from $850,000 to $1,000,000

•	introduced legislation to harmonise Queensland’s payroll tax system with that in New South Wales and Victoria from 1 July 2008, reducing compliance costs for businesses operating across jurisdictions

•	increased the land tax threshold for resident individuals to $600,000 and the threshold for companies, trustees and absentees to $350,000

•	provided land tax exemptions to moveable dwelling parks and expanded the principal place of residence exemption

•	applied a 50% cap on the annual increase in the value of land for the purposes of calculating land tax liability

•	introduced the Community Ambulance Cover to secure the funding base for the Queensland Ambulance Service, while minimising the impact through a range of exemptions

•	extended the transfer duty concession for purchases of first homes from $80,000 to $320,000 (with the concession phasing out at $500,000)

•	provided a transfer duty concession for first home buyers purchasing vacant land valued at up to $150,000 (with the concession phasing out at $300,000) on which to build their first home

•	increased some transfer duty rates to assist the funding of the Health Action Plan

•	extended the mortgage duty exemption threshold for first home buyers from $100,000 to $250,000

•	halved the rate of mortgage duty

•	reduced the base insurance duty rate from 8.5% to 7.5%

•	revised the structure of vehicle registration duty rates

•	abolished transfer duty on quoted marketable securities, credit card duty, debits tax, lease duty, credit business duty, hire duty and unquoted marketable securities duty.

Consistent with this commitment to ongoing tax reform, the Government has announced in this Budget:

•	the abolition of mortgage duty from 1 July 2008, providing $190 million of tax relief in 2008-09, in addition to savings associated with the halving of mortgage duty rates from 1 January 2008

•

an increase in the transfer duty exemption for first home buyers from 1 July 2008, such that there is no duty payable on the purchase of a first home valued at up to $350,000 (previously $320,000), with a further increase in the exemption to $500,000 from 1 September 2008

•	an increase in the principal place of residence concession available to other homebuyers from $320,000 to $350,000 from 1 July 2008

•	a simplification of the transfer duty rate structure from 1 July 2008, with an increase in the highest marginal rate, to provide additional revenue for service delivery and infrastructure provision

•

the net impact of the transfer duty changes is a reduction in the amount of duty payable on the purchase of all homes valued at between $320,000 and $1 million and all other properties valued at up to $590,000, offset by increases in rates applied to properties at higher values

•	a package of concessions to assist older persons from 1 July 2008

•

a simplification of the land tax rate structure from 1 July 2008, including a reduction in the initial tax payable once the threshold has been reached, for both resident individuals and companies, trustees and absentees

•	an extension to the payroll tax deduction, such that taxpayers with eligible wages of up to $5 million (previously $4 million) will benefit from the deduction, from 1 July 2008.

The Charter of Social and Fiscal Responsibility commits the Government to maintaining competitive tax levels in relation to other states. Table 5.11 demonstrates that this commitment is being met, with various measures of tax competitiveness all indicating the Queensland state tax system remains amongst the most competitive in Australia.

Table 5.11 Queensland’s tax competitiveness
	QLD	NSW	VIC	WA	SA	TAS[4]	ACT	NT4	Avg[5]
Taxation per capita[1] ($)	2,342	2,747	2,512	3,016	2,157	1,706	3,016	1,809	2,616
Taxation effort[2] (%)	84.6	104.0	103.0	102.7	112.6	95.5	105.9	101.6	100.0
Taxation % of GSP[3] (%)	4.34	5.29	4.73	4.04	4.67	3.55	4.30	2.54	4.75

Notes:

1.	2008-09 data. Sources:
QLD, VIC, WA, ACT, NT State Budgets, NSW, SA, TAS, Mid Year Reviews.
2.	2006-07 data. Source: Commonwealth Grants Commission: 2008 Update. Revenue raising effort ratios, assessed by the Commonwealth Grants Commission, isolate policy impacts from revenue capacity impacts and are an indicator of the extent to which the governments burden their revenue bases. Queensland’s tax revenue raising effort is well below the Australian policy standard (equal to 100%).
3.	2006-07 data. Sources: ABS 5506.0 and ABS 5220.0.
4.	Low taxation per capita primarily reflects the lower revenue raising capacity of those jurisdictions.
5.	Weighted average of states and territories, excluding Queensland.

As Table 5.11 shows, taxation per capita in Queensland is lower than the average taxation per capita in the other states. However, the gap has narrowed in recent years as strong economic growth in Queensland has resulted in significant increases in employment, leading to growth in payroll tax, and property values and volumes, leading to growth in transfer duty and land tax.

Other measures of competitiveness, such as taxation effort and taxation as a share of gross state product (GSP), provide a clearer view of the level of taxation imposed on the Queensland economy and confirm that Queensland’s taxes are competitive with other states.

Chart 5.4 provides further evidence that increases in taxation per capita are primarily the result of strong economic growth, rather than changes to taxation policy. The chart shows that, since 1999-2000, there have been seven years in which taxes were cut, with the most significant of these being the land tax reforms of 2005-06. There were two years in which taxes were increased (the Community Ambulance Cover levy was introduced in 2003-04 and transfer duty rates were increased in 2006-07 to help fund the Health Action Plan) and a year in which there was no net change to taxes.

The net impact of these changes is that the level of taxation in 2008-09 is $934 million, or $216 per capita, lower than it would have otherwise been.

GRANTS REVENUE

Grants revenue is comprised of Australian Government grants, grants from the community and industry and other miscellaneous grants. Growth of $195 million (or 1.3%) in 2008-09 is primarily due to increases in GST revenue and health funding from the Australian Government.

Table 5.12

Grants revenue1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Current grants
Australian Government grants	13,081	13,983	14,119
Other grants and contributions	408	491	512

Total current grants	13,489	14,474	14,631

Capital grants
Australian Government grants	819	1,012	1,054
Other grants and contributions	18	6	3
Total capital grants	837	1,018	1,056

Total grants revenue	14,326	15,492	15,687

Note:

1.	Numbers may not add due to rounding.

Australian Government payments

Australian Government payments to Queensland comprise:

•	general purpose payments, comprised of GST revenue grants and associated payments. General purpose payments are ‘untied’ and are used for both recurrent and capital purposes

•	specific purpose payments (SPPs), including grants for health, education and roads, which are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2008-09 are expected to total $15.172 billion, an increase of $177 million (or 1.2%) over payments in 2007-08.

Chapter 8 provides detailed background on Commonwealth-state financial arrangements, including an overview of the reforms the Council of Australian Governments has embarked on in relation to SPPs and National Partnership Payments.

Table 5.13

Australian Government payments1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
General purpose payments
GST revenue grants and associated payments[2]	8,092	8,596	8,686

Specific Purpose Payments[3,4]
Queensland Health	2,008	2,248	2,429
Education, Training and the Arts	2,025	2,075	2,133
Main Roads	448	703	718
Local Government, Sport and Recreation	329	367	381
Disability Services Queensland	323	351	377
Housing	193	203	197
Other	481	451	251
Total Specific Purpose Payments	5,808	6,399	6,486

Total Australian Government payments	13,900	14,995	15,172

Notes:

1	Numbers may not add due to rounding.
2	Includes compensation for GST deferral relating to the Australian Government’s small business measures in 2006-07 and partial repayment of this compensation in 2007-08.
3	SPPs are shown by relevant Queensland Government department. 2006-07 data has been backcast to reflect current departmental responsibilities.
4	Differences between SPPs in this chapter and Australian Government Budget estimates can arise and generally reflect the outcome of agency-to-agency discussions or the absence of state level information.

General purpose payments

GST revenue grants

GST revenue grants and associated payments to Queensland in 2008-09 are expected to be $8.686 billion, which represents an increase of $90 million on 2007-08. This reflects expected growth of $148 million (or 1.7%) in GST revenue being partly offset by reductions associated with other Australian Government decisions.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles.

The 1.7% growth in GST payments to Queensland in 2008-09 compares with 7.4% average growth in GST payments to the other states and territories. The below-average growth in GST funding to Queensland takes into account the above-average growth in Queensland’s economy and the associated growth in own-source revenue, with 2008-09 being the first year in which Queensland’s share of GST funding is below a per capita share. Further declines in Queensland’s share of GST are expected, particularly as a result of strong growth in royalty revenue.

Specific purpose payments

SPPs for Queensland in 2008-09 are estimated at $6.486 billion, an increase of 1.4% from 2007-08.

Queensland Health

Queensland receives funding for public hospital services from the Australian Government under the Australian Health Care Agreement (AHCA). The AHCA provides the majority of Queensland Health’s Australian Government funding and is adjusted annually for population growth and increases in costs and utilisation. Queensland expects to receive almost $2 billion in Health Care Grants in 2008-09. The current AHCA was due to expire on 30 June 2008 but has been extended to 30 June 2009 while a new broader National Health Agreement is negotiated.

Queensland Health will also receive tied funding of $276 million in 2008-09 for a range of programs including Highly Specialised Drugs, Essential Vaccines and National Public Health. Queensland will also receive $60 million for nursing home benefits.

Department of Education, Training and the Arts

SPPs for education purposes comprise recurrent and capital grants for distribution to state and non-state schools and other organisations. The moderate increase in Australian Government grants in 2008-09 primarily reflects increased recurrent grants, which recognise cost indexation and enrolment growth.

The Australian Government also provides funding for a range of specific vocational education and training programs. In 2008-09, the department expects to receive around $236 million in vocational education and training funding.

Department of Main Roads

Funding is received from the Australian Government for infrastructure and maintenance works on the AusLink Network and for Black Spot Road Safety projects. The 2008-09 allocation reflects funding available under the Australian Government’s AusLink program.

Department of Local Government, Sport and Recreation

SPPs to the Department of Local Government, Sport and Recreation primarily relate to Financial Assistance Grants provided to local government in Queensland.

Disability Services Queensland

The current Commonwealth-State and Territory Disability Agreement is set to expire on 30 June 2008 and is proposed to be extended to December 2008. A new national disability services agreement is in the process of being negotiated between the Australian and state and territory governments.

Disability Services Queensland will also receive funding from the Australian Government for the Home and Community Care (HACC) program, with the Queensland Government accepting a new agreement that commenced on 1 July 2007. The HACC Review Agreement, coupled with projected growth funding, ensures the program is a key part of the community care system and will continue to assist frail older people and those with disabilities to live as independently as possible in their own homes.

Department of Housing

In 2008-09, the Department of Housing expects to receive $197 million in SPP funding, including funding under the Commonwealth-State Housing Agreement, which is due to expire on 31 December 2008, and the anticipated National Affordable Housing Agreement from 1 January 2009. This funding will be used for the continued development of a core social housing sector to assist people unable to access alternative suitable housing options, through the delivery of affordable, appropriate, flexible and diverse housing assistance responses that provide people with choice and are tailored to their needs, local conditions and opportunities.

Other

Other SPPs include funding for a range of programs including exceptional circumstances assistance and natural disaster relief.

Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals where there is no direct benefit to the provider. Contributions exclude Australian Government grants and user charges. The main sources of contributions are:

•	those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools

•	contributed assets and goods and services received for a nominal amount.

Table 5.14

Other grants and contributions

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Other grants and contributions	426	497	515

Revenues will vary from year to year based on the number and size of research projects, assets transferred between the Government and the private sector and contributed assets and services.

SALES OF GOODS AND SERVICES

Sales of goods and services revenue comprises cost recoveries from the provision of goods or services. Revenue from this source is expected to increase by 4.3% in 2008-09.

Table 5.15

Sales of goods and services1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Fee for service activities	1,065	1,302	1,294
TransLink	224	239	251
Rent revenue	320	412	465
Sale of land inventory	76	100	112
Hospital fees	277	288	274
Transport and traffic fees	226	230	241
Other sales of goods and services	699	672	746
Total sales of goods and services	2,889	3,245	3,385

Note:

1.	Numbers may not add due to rounding.

Fee for service activities

Major items of fee for service activities across the General Government sector include:

•	recoverable works carried out by both the Department of Main Roads and the commercialised arm of the department

•	fees charged by Technical and Further Education (TAFE) colleges

•	fees charged by CITEC for information and telecommunications services to the private sector.

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. Appendix B provides details of the concession arrangements established by the Queensland Government.

TransLink

Revenues arise from the arrangements associated with TransLink integrated ticketing and public transport arrangements, which commenced in July 2004. Instead of subsidising public transport operators for the gap between operating costs and revenues, the TransLink entity collects revenues from the operation of public transport services in South East Queensland to fund public transport services in the region. These revenues are estimated at $251 million in 2008-09.

Rent revenue

Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment, motor vehicles and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

Sale of land inventory

Sale of land inventory comprises land sales undertaken by agencies, where the buying and selling of land is a core business activity of the agency, such as the Property Services Group under the Department of Infrastructure and Planning. As such, it is distinct from property disposals undertaken by most Government agencies.

Hospital fees

Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

Transport and traffic fees

This category comprises state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

Other sales of goods and services

Other sales of goods and services includes items such as Title Registration Fees, recreational ship registrations and other licences and permits.

INTEREST INCOME

Interest income primarily comprises interest earned on the Treasurer’s Cash Balances, Queensland Future Growth Fund balances and investments held to finance future employee entitlements, for example superannuation and long service leave.

Table 5.16

Interest income

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Interest income	3,348	841	2,199

QTC manages the State’s short-term investments, such as the Treasurer’s Cash Balances, while the Queensland Investment Corporation manages the State’s long-term investments, primarily employee entitlement provisions (including assets held to meet employer superannuation liabilities). The State’s investment portfolio includes a diversified holding of equities, property, fixed interest and other diversified assets.

Entities such as the Public Trust Office, Nominal Defendant and Residential Tenancies Authority also have substantial investments held to meet future liabilities.

Chart 5.5 shows investment return rates achieved over time.

Notes:

1.	Line represents actuarial assumed long term average.
2.	2007-08 is an estimate.

Source: 1989-90 to 2007-08: Queensland Investment Corporation

The weak performance of domestic and international equity markets negatively impacted interest income in 2007-08, with an estimated rate of return of 2%. This estimate is based on actual year-to-date investment returns at the time of the finalisation of the Budget estimates.

As discussed in Chapter 1, the Government has decided to transfer the assets it holds in the Consolidated Fund to meet future employee and other obligations to QTC in exchange for a debt instrument that earns the General Government sector 7.5% per annum. This transfer will allow the State to reduce the volatility in interest income and hence the General Government net operating balance.

DIVIDEND AND INCOME TAX EQUIVALENT INCOME

Dividends

Dividends are received from the State’s equity in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, Queensland Investment Corporation, port authorities and Queensland Rail.

Dividends are expected to decline by 13.3% in 2008-09, reflecting a reduction in dividends from the energy sector and the one-off dividend received from the Queensland Lotteries Corporation in 2007-08, following the Golden Casket transaction.

Table 5.17

Dividends1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Energy sector	372	556	429
Transport sector (rail and ports)	227	289	376
Other[2]	23	124	36
Total dividends	622	970	841

Notes:

1.	Numbers may not add due to rounding.
2.	Includes dividends from Forestry Plantations Queensland, Queensland Investment Corporation, Queensland Lotteries Corporation and SunWater.

In total, dividends account for 2.3% of total General Government revenue in 2008-09. Further detail on Public Non-financial Corporations is provided in Chapter 4 and Chapter 9.

Income tax equivalent income

Income tax equivalent income comprises payments by Government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Table 5.18

Income tax equivalent income1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Energy sector	102	175	144
Transport sector (rail and ports)	47	40	36
Other	93	32	30
Total income tax equivalent income	241	247	210

Note:

1.	Numbers may not add due to rounding.

OTHER REVENUE

Table 5.19

Other revenue1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Royalties and land rents	1,430	1,449	3,644
Fines and forfeitures	209	211	241
Revenue nec	385	270	268
Total Other Revenue	2,024	1,930	4,154

Note:

1.	Numbers may not add due to rounding.

Royalties and land rents

Budget royalty initiatives

The Queensland Government is charged with the responsibility of ensuring that the people of Queensland receive a fair and appropriate return on the non-renewable mineral and petroleum resources that they own.

The opportunity has been taken to review the full spectrum of Queensland royalties with a view to ensuring the maintenance of an appropriate return to the community. This review also provides an opportunity to streamline administrative arrangements and ensure Queensland’s royalty regime keeps pace with significant changes in Queensland’s mineral industry. The last time a comprehensive review of the total royalty system was undertaken was in 1974.

Substantial increases in coal contract prices and continued strong market conditions for most other commodities prices translate to increases in the value held by those who retain the right to extract resources in Queensland. While there have also been substantial increases in production costs in recent years, the increase in the value of these resources is considered to substantially outweigh the additional costs faced in extracting them.

Coal

The recent surge in contract prices for export coal has increased the value of Queensland’s coal resources. In this context, the 2008-09 Budget introduces a two tier royalty rate structure with effect from 1 July 2008 that is designed to increase the return to the Queensland community when the value of this non-renewable resource increases.

When the Australian dollar value of coal produced by a mine exceeds $100 per tonne, on average across all coal types, a higher royalty rate of 10% will effectively be applied to the value of coal above $100.

For example, if the average value of coal is $150 in a particular quarter, the royalty rate applied will equate to 7% on the first $100 and 10% on the remaining $50, resulting in an effective royalty rate of 8%.

Where the average value of coal is less than $100 per tonne, the current royalty rate of 7% will continue to apply.

In acknowledgement of the strong industry support for the Australian Coal Association Low Emissions Technologies levy, it has been decided to extend allowable deductions by including this levy in the determination of the value of coal. The deduction will be backdated to the inception of the levy.

Base and precious metals

The value of most base and precious metals has also risen in recent years. To ensure the Queensland community receives an appropriate return from the value of these resources, the 2008-09 Budget announces a revision to royalty rates, including the elimination of the fixed rate, from 1 January 2011, at the expiration of the current five-year period, in which companies were able to nominate either fixed or variable royalty rates.

Other initiatives

Other initiatives included in the 2008-09 Budget for commencement from 1 July 2008 are:

•

changes to bauxite royalty arrangements, with the royalty rate for domestic bauxite increasing from 50% to 75% of the calculated export rate—the resultant 25% processing discount is now more closely aligned with that applying to other metals, which range from 20% to 35%

•	changes to royalty thresholds

•	changes to royalty rates for industrial and sundry minerals

•	a royalty rate reduction for gemstones

•	provision for royalties on high value minerals, such as iron ore, molybdenum and tungsten

•	expansion of section 42 of the Mineral Resources Regulation 2003 to accommodate the increasing trend of vertically integrated operations

•	reduced frequency of lodgement of petroleum royalty returns

•	common due date for payment of petroleum tenure rentals.

The Budget also announces a review of payable metal deductions for base and precious metals.

Further detail on these initiatives is available from the Department of Mines and Energy website—www.dme.qld.gov.au

The Government is investing the proceeds of the royalty changes into the community, including key mineral provinces, in the form of improved services and infrastructure. Other Budget Documents, such as Budget Paper 3—Capital Statement, Budget Paper 4—Budget Measures and the Regional Budget Statements provide further detail.

Royalty estimates

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum, mineral sands and other minerals and land rents from pastoral holdings, mining and petroleum tenures. Royalties return some of the proceeds of the extraction of non-renewable resources to the community.

Coal royalties make up the bulk of royalty and land rent revenue, having risen in recent years as a result of increases in the value of coal produced in Queensland. Royalties from base and precious metals have also risen, with global demand for commodities also causing increases in the value of base and precious metals.

Royalty and land rent revenue in 2007-08 is estimated to be $1.449 billion, representing a 1.3% increase from 2006-07.

Royalty and land rent revenue is expected to increase by $2.196 billion (or 152%) in 2008-09 due to a reported trebling and doubling, respectively, in contract prices for coking and thermal coal, along with the implementation of the two tier royalty system.

Table 5.20

Royalties and land rents1

	2006-07 Actual $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Coal	1,019	1,027	3,213
Other royalties[2]	341	374	383
Land rents	70	48	49
Total royalties and land rents	1,430	1,449	3,644

Notes:

1.	Numbers may not add due to rounding.
2.	Includes base and precious metal, petroleum and other minerals royalties.

The estimated $2.186 billion increase in revenue from coal royalties in 2008-09 represents an estimated increase of $578 million associated with royalty changes and $1.608 billion associated with increased export coal prices and production volumes, partly offset by the increased strength of the Australian dollar. An indicative breakdown of the increase in coal royalties from 2007-08 to 2008-09 is provided in Chart 5.6.

Estimates of mining royalties are based predominantly on forecasts of production compiled by the Department of Mines and Energy, using information provided by mining companies. Price estimates are broadly consistent with those published by the Australian Bureau of Agricultural and Resource Economics and Consensus Economics.

There is a significant degree of uncertainty associated with estimates of commodity prices and Australian dollar-US dollar exchange rates, both of which have significant impacts on royalty revenue. Further discussion of the risks associated with the royalty estimates, including a sensitivity analysis, is provided in Appendix C.

Fines and forfeitures

The major fines included in this category are traffic and court fines. There is an expected increase of 14.1% in collections of fines and forfeitures in 2008-09.

Revenue nec

Revenue nec includes other revenues not elsewhere classified. The moderate decrease in 2008-09 primarily reflects an expected decline in asset transfers from non-Queensland Government entities.

6. EXPENSES

FEATURES

•	Total General Government sector expenses are expected to increase by $2.501 billion (or 7.5%) over the estimated actual for 2007-08, to $35.772 billion in 2008-09.

•	Growth in expenses includes a range of service developments and initiatives with a particular focus on the areas of health, disability services, housing and education and training.

•	The major areas of expenditure are health and education, which together constitute approximately 47.3% of General Government sector expenses.

INTRODUCTION

This chapter provides an overview of General Government sector expenses for the estimated actual outcome for 2007-08, forecasts for the 2008-09 Budget year and projections for 2009-10 to 2011-12. The forward estimates are based on the economic projections outlined in Chapter 2 and are formulated on a no policy change basis.

Table 6.1

General Government sector expenses1

	2007-08 Budget $ million	2007-08 Est.Act. $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million

Expenses
Employee expenses	12,595	12,840	13,896	14,710	15,590	16,452
Superannuation interest cost	969	996	1,219	1,280	1,337	1,389
Other superannuation expenses	1,681	1,913	1,959	2,009	2,069	2,090
Other operating expenses	6,194	6,240	6,782	6,808	6,983	7,182
Depreciation and amortisation	2,015	2,257	2,665	2,721	2,766	2,882
Other interest expenses	390	383	539	787	1,036	1,293
Grants expenses	8,438	8,641	8,713	8,385	8,641	8,833
Total Expenses	32,282	33,271	35,772	36,700	38,422	40,120

Note:

1.	Numbers may not add due to rounding.

General Government expenses in 2007-08 are estimated to be $33.271 billion, an increase of $142 million over the 2007-08 Mid Year Fiscal and Economic Review forecast of $33.129 billion. This increase is primarily due to:

•	additional expenditure under Natural Disaster Relief Arrangements including flood relief for Northern Queensland

•	additional expenditure to match increases in specific purpose grants from the Australian Government and other own-source revenues.

The General Government operating statement provides for aggregate expenses of $35.772 billion in 2008-09, representing an increase of $2.501 billion (or 7.5%) over the 2007-08 estimated actual. Factors influencing the growth in expenses include growth in service delivery to meet increased demand and the implementation of service enhancements which are outlined in Budget Paper 4—Budget Measures.

EXPENSES BY OPERATING STATEMENT CATEGORY

This section provides a breakdown of General Government expenses in 2008-09 by category and discusses the significant variances between 2007-08 estimated actual and 2008-09 Budget by expense category.

The Service Delivery Statements provide details of expenditure for individual departments.

Chart 6.1 indicates that the largest expense category in the General Government sector is employee and superannuation expenses (47.7%), reflecting the direct service provision nature of Government activities, followed by grant expenses (24.4%) that include community service obligation payments to Government-owned corporations (GOCs) and the fuel subsidy and First Home Owner Grant schemes.

Chart 6.2 compares the 2007-08 estimated actual expenses for each operating statement category with the 2008-09 Budget.

DETAILS OF EXPENSES

Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave expenses.

Employee expenses are forecast to increase by $1.056 billion or 8.2% to $13.896 billion in 2008-09. The increase reflects a combination of wage increases related to enterprise bargaining agreements and other services’ growth and enhancements.

The additional staffing provided in the 2008-09 Budget is predominantly in key service delivery areas, including 270 additional teachers and teacher aides to meet enrolment growth in Queensland state schools and to support students with disabilities and other initiatives and 250 additional ambulance officers across the State in response to increasing demand for ambulance services, as well as 200 additional sworn police positions by October 2009.

In 2005, the Queensland Government committed to build a better health system and implemented major health reforms through the Health Action Plan. Reforms to date include recruiting an additional 1,573 doctors, 5,013 nurses and 1,810 allied health professionals as at April 2008.

Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liability. In determining the State’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax, estimated at 6%. Offset against this expense is the revenue from plan assets based on long-term rates of return of 7.5% per annum.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the State’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

Other operating expenses in 2008-09 are expected to be $6.782 billion, which represents an increase of $542 million (or 8.7%) on 2007-08. The higher spending in health to improve service delivery and meet demand is a significant contributor to this increase.

Depreciation and amortisation

Depreciation and amortisation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

Other interest expense

The other interest expense includes interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings. The growth in this expense over the forward estimates reflects growth in borrowings to fund the State’s capital program. The interest expense remains modest with interest costs as a percentage of revenue only 1.5% in 2008-09 and reaching only 3.2% by 2011-12.

Grants expenses

Current grants include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Current grants to non-government recipients represent grants to non-government organisations and householders. Funding includes support for non-government healthcare providers, organisations servicing the community in partnership with government in the family support, disability, youth and childcare sectors. Community service obligations (CSOs) are provided where GOCs are required to provide non-commercial services or services at non-commercial prices for the benefit of the community. The State’s fuel subsidy scheme is considered to be a current grant and is estimated to total around $570 million in 2008-09.

Current grants are estimated to increase $200 million in 2008-09 (see Table 6.2). Increases in current grants to non-government schools, non-profit organisations and other non-government recipients are partially offset by a reduction in CSOs resulting from lower anticipated electricity pool prices in 2008-09. CSO payments mainly to Queensland Rail and Ergon Energy total $1.706 billion in 2008-09.

Capital transfers represent grants to GOCs, local governments, non-profit institutions and other non-government entities, such as households and businesses for capital purposes. The First Home Owner Grant represents a significant capital grant. From 1 January 2009, the Government will limit eligibility for the $7,000 First Home Owner Grant to first home buyers purchasing a home valued below $1 million.

Table 6.2 indicates the composition of grant payments by recipient.

Table 6.2

Current and capital grants1

	2007-08 Est. Act. $ million	2008-09 Budget $ million
Current
Fuel Subsidy Scheme	555	572
Grants to local government	496	507
Grants to non-government schools	1,637	1,736
Grants to non-profit organisations	924	1,067
Grants to other non-government recipients	1,837	1,932
Payments to GOCs	1,964	1,799
Total current transfers	7,413	7,613

Capital
First Home Owner Grant Scheme	210	214
Grants to local government	555	526
Grants to non-profit organisations	95	163
Grants to other non-government recipients	368	197
Total capital transfers	1,228	1,100
Total current and capital transfers	8,641	8,713

Note:

1.	Numbers may not add due to rounding.

OPERATING EXPENSES BY PURPOSE

Chart 6.3

General Government expenses by purpose, 2008-09

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Chart 6.3 indicates the proportion of expenditure by major purpose classification for the 2008-09 Budget. Health accounts for the largest share of expenses (25%) followed by Education (22.3%).

Note:

1.	Growth primarily reflects funding for Natural Disaster Relief Arrangements and superannuation interest expense.

As evidenced in the chart above, expenditure increases in all key service delivery areas from 2007-08 estimated actual to 2008-09 Budget.

The Government’s Charter of Social and Fiscal Responsibility sets out the Government’s priorities for delivering high quality services and improving the quality of life for Queenslanders. The Government has consistently had a clear focus on improving key service areas such as education, health, public order and safety and community services. The Queensland Government’s focus on these areas since 1998-99 can be seen in the following chart.

Source: Queensland Treasury’s data supplied to ABS.

Education

The State’s investment in education has been steadily growing since 1998-99. This investment has improved the individual opportunities for students and benefited the State as a whole by supporting productivity growth.

In order to provide a framework for investing in skills and innovation, in 1998 the Government developed the Smart State Strategy. This strategy continues to drive economic growth by improving the quality of, and access to, education and training across the State.

The 95% ($3.880 billion) growth in funding delivered in this area since 1998-99 encompasses primary, secondary and tertiary education and technical and further education. Specifically, initiatives have delivered a reduction in class sizes, enhancement of the assessment and reporting of students’ achievements, broadening of student pathways to further education and training options and improvements in opportunities for Aboriginal and Torres Strait Islander students. Early years of schooling have also been reformed with the introduction of the Prep Year, first introduced on a trial basis and then implemented State-wide in 2007.

The three-year SmartVET initiative and the more recent Queensland Skills Plan have set out the Government’s strategy for learning programs to support the high-skills needs of growth industries, professionals and new technologies. The Government, in partnership with industry and employers, has worked to modernise the apprenticeship system, ensure the VET system is better targeted to economic needs and provide more flexible training options. The Queensland Skills Plan aims to provide an additional 17,000 trade training places and an additional 14,000 higher level training places each year by 2010.

Other initiatives that have contributed to the growth in education expenditure include:

•	support of greater than expected growth in apprenticeships and traineeships training

•	the introduction of Queensland Academies, giving senior students the opportunity to excel in science, maths, technology and the creative arts

•	the State Schools of Tomorrow package, which provides funding for projects to modernise and refurbish Queensland schools

•	investment in TAFE infrastructure to modernise and provide new facilities across the State.

Health

Since 1998-99, the total growth in the health function within the Queensland Government has been 155.8% ($5.448 billion). Spending by Queensland Health now amounts to $8.352 billion in 2008-09.

The Government’s Health Action Plan, first released in 2005, has provided a blueprint for reform of the health system. Investment under the Health Action Plan has focused on:

•

increasing the number of medical professionals by providing additional places for medical students, employing more interns and attracting qualified medical staff to Queensland. As at the end of April 2008, 1,573 extra doctors and 5,013 extra nurses were appointed

•	continuing to support hospitals through the More Beds for Hospitals program

•	improving the quality of health services through the Health Quality and Complaints Commission.

Queensland Health continues to build a dependable healthcare system with better health outcomes for all Queenslanders by:

•

improving programs to prevent illness and injury, promoting and protecting good health and wellbeing of the population, while reducing the health status gap between the most and least advantaged in the community

•	providing equitable access to quality health services

•

improving the functional status of a patient with an impairment or disability, slowing the progression of a person’s health condition and assisting them to maintain and better manage their health condition

•	guiding mental health reform through the National Mental Health Strategy and the Queensland Plan for Mental Health 2007-2017.

Public order and safety

Public order and safety includes funding to police, legal services and law courts, fire protection, prisons and corrective services. Contributing to the 110.4% ($1.740 billion) growth in public order spending since 1998-99 is the consistent increase in police numbers, which has maintained the police to population ratio at or above the national average, as well as additional allocations relating to infrastructure. Funding has been provided for the planning and construction of new courthouse facilities including the Brisbane Supreme and District Court Complex, and for the expansion and redevelopment of prison infrastructure such as Lotus Glen Correctional Centre and the new South East Queensland (SEQ) correctional precinct at Gatton.

In addition, law enforcement services have benefited from the implementation of new information and communications technologies, such as:

•	the Public Safety Network, which establishes a common ICT network for the Departments of Police, Corrective Services and Justice and Attorney-General

•	QPRIME, which provides a means to effectively manage the increasing volume of information used by operational police.

Social welfare, housing and other community services

The continuously strong growth in social welfare, housing and community services expenditure is a reflection of a range of policy initiatives designed to respond to issues relating to child safety, community support and housing shortages. Over the last few years, several essential reforms to child protection have been instigated, including upgrades to therapeutic and alternative care, suspected child abuse and neglect teams, and the accelerated increase of frontline staffing.

A number of initiatives have been implemented to address the social housing needs, including the purchase and construction of additional dwellings for the Public Housing and Aboriginal and Torres Strait Islander Housing rental programs, and the construction and purchase of new dwellings under the Community-managed Studio Units program. Since 1998-99, housing assistance has increased by 106%.

Since 1998-99, the investment in disability services has grown by over 245%. This increased expenditure has been directed towards early intervention, the implementation of service systems reform, delivering a comprehensive response to the recommendations from the Carter Report, strengthening the capacity of non-government organisations, expanding the Home and Community Care program and responses to people with mental illness.

This function also includes expenditure relating to families, communities and the environment, all of which have benefited from being part of key Budget priorities in recent years. In total, the area of social welfare, housing and community services has experienced a 159% ($2.547 billion) growth in expenditure since 1998-99.

Transport and communications

The Government is taking action to address urban congestion and is investing heavily in infrastructure and services. The South East Queensland Infrastructure Plan and Program details the Government’s commitment to providing new infrastructure.

Spending in this area has experienced a total growth of 88.8% ($1.837 billion) since 1998-99. This funding has supported the development of transport and road projects including provision of funding to QR Limited to provide Citytrain services, freight transport in and out of SEQ and high-quality connections between the region’s key activity centres. A major focus for the Government is to tackle the growing issue of urban congestion by:

•	building capacity for growth through new roads and infrastructure

•	improving efficiency of the existing network

•	better land use and planning

•	improving public transport services

•	addressing travel demand.

Initiatives aimed at reducing congestion in SEQ include TravelSmart initiatives, the Land Use and Public Transport and Accessibility Index (a land use and planning tool) and off-peak freight delivery trials. Outside SEQ, initiatives to reduce congestion include the implementation of fare equalisation for all regional urban bus services, higher frequency services, the upgrade of bus stops, the introduction of wheelchair accessible taxis into small rural and regional communities and disability compliant bus and ferry infrastructure across regional centres.

Road safety issues have also been addressed, with the development of an action plan based on the recommendations of the Queensland Road Safety Summit of February 2006. This includes changes to driver licence requirements and the investigation of further speed enforcement technologies.

DEPARTMENTAL EXPENSES

Data presented in Tables 6.3 and 6.4 provide a summary drawn from financial statements contained in Budget Paper 5—Service Delivery Statements. Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can also be obtained from the Service Delivery Statements.

Table 6.3

Departmental Controlled Expense1,2

	2007-08 Est. Actual $'000	2008-09 Estimate $'000
Child Safety	563,434	592,438
Communities	564,170	680,900
Corrective Services	510,219	511,190
Disability Services Queensland	1,052,733	1,234,532
Education, Training and the Arts	6,099,051	6,445,311
Electoral Commission of Queensland	28,641	11,429
Emergency Services	848,203	940,781
Employment and Industrial Relations	206,423	216,081
Environmental Protection Agency	345,000	411,078
Forestry Plantations Queensland Office	31,956	31,155
Health	7,456,983	8,352,012
Housing	626,894	728,859
Infrastructure and Planning	115,301	127,619
Justice and Attorney-General	345,349	359,331
Legislative Assembly	68,533	69,336
Local Government, Sport and Recreation	678,386	626,734
Main Roads	1,606,453	1,467,370
Mines and Energy	107,180	144,370
Natural Resources and Water	724,792	560,651
Office of the Governor	4,613	4,934
Office of the Ombudsman	6,364	6,869
Office of the Public Service Commissioner	14,780	10,035
Police	1,446,806	1,570,994
Premier and Cabinet	111,616	119,765
Primary Industries and Fisheries	403,393	342,361
Public Works	466,450	492,325
Queensland Audit Office	33,137	34,417
The Public Trustee of Queensland	67,951	71,697
Tourism, Fair Trading and Wine Industry Development (ceased 13 September 2007)	15,973	—
Tourism, Regional Development and Industry	205,463	225,457
Transport	2,392,754	2,513,808
Treasury	206,548	209,659
Total Expenses	27,355,549	29,113,498

Notes:

1.	Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities and also transactions eliminated between entities within the General Government sector (for example payroll tax payments) are excluded in the preparation of whole-of-Government UPF financial statements.
2.	Explanation of variations in departmental controlled expenses can be found in the Service Delivery Statements.

Table 6.4 Departmental Administered Expense[1,2]
	2007-08 Est. Actual $'000	2008-09 Estimate $'000

Communities	165,398	186,666
Education, Training and the Arts	1,894,970	2,000,875
Health	18,469	24,138
Infrastructure and Planning	32,710	32,776
Justice and Attorney-General	152,499	158,592
Local Government, Sport and Recreation	375,106	393,656
Mines and Energy	754,070	485,210
Natural Resources and Water	15,358	14,458
Police	405	420
Premier and Cabinet	134,823	186,111
Primary Industries and Fisheries	34,503	21,056
Public Works	25,686	56,286
The Public Trustee of Queensland	1,745	2,013
Tourism, Fair Trading and Wine Industry Development (ceased 13 September 2007)	13,232	—
Tourism, Regional Development and Industry	38,744	49,276
Transport	4,233	3,068
Treasury	3,339,401	2,922,667
Total Expenses	7,001,352	6,537,268

Notes:

1.	Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities and also transactions eliminated between entities within the General Government sector (for example payroll tax payments) are excluded in the preparation of whole-of-Government UPF financial statements.
2.	Explanation of variations in departmental administered expenses can be found in the Service Delivery Statements.

7. BALANCE SHEET AND CASH FLOWS

FEATURES

•	The Queensland Government’s strong financial position is expected to strengthen further in 2008-09. State net worth is projected to rise by $5.468 billion through the year to $128.563 billion.

•

Net worth is also forecast to increase each year over the forward estimates period, meeting the Government’s commitment in its Charter of Social and Fiscal Responsibility to maintain and seek to increase total State net worth.

•

The General Government sector is well placed to meet all its present and future liabilities. Financial assets are projected to exceed liabilities by $15.164 billion in the General Government sector at 30 June 2009, consistent with the Government’s Charter principles.

•	The General Government sector is expected to record a cash deficit of $1.970 billion in 2008-09, after allowing for $6.311 billion in net asset purchases.

INTRODUCTION

The 2008-09 balance sheet shows the projected assets, liabilities and net worth of the General Government sector as at 30 June 2009. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with any emerging financial and economic pressures.

The assets and liabilities in the balance sheet are defined according to the Uniform Presentation Framework (UPF).

Detailed balance sheet and cashflow information for the General Government sector and the rest of the public sector is contained in Chapter 9.

BALANCE SHEET

Table 7.1 provides a summary of the key balance sheet measures for the General Government sector.

Table 7.1 General Government sector: summary of budgeted balance sheet[1]
	2007-08 Budget[2] $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Financial assets	54,859	53,420	54,811	57,398	59,699	61,737
Non-financial assets	100,177	105,437	113,399	120,462	127,447	133,792
Total Assets[3]	155,036	158,857	168,209	177,860	187,146	195,529
Borrowings and advances	7,158	6,193	9,311	13,801	18,211	21,808
Superannuation liability	19,955	20,849	21,874	22,816	23,674	24,442
Other provisions and liabilities	8,124	8,722	8,461	8,534	8,771	9,038
Total Liabilities	35,237	35,762	39,646	45,152	50,656	55,287
Net Worth	119,799	123,095	128,563	132,708	136,490	140,243
Net Financial Worth	19,622	17,657	15,164	12,246	9,043	6,451
Net Financial Liabilities	855	2,343	5,504	9,488	13,499	16,596
Net Debt	(24,709)	(24,371)	(21,928)	(18,670)	(15,560)	(13,227)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.
3.	For UPF purposes, the State’s assets are classed as either financial or non-financial assets.

Financial assets

The General Government sector holds the full equity of the State’s public enterprises, principally its shareholding in Government-owned corporations (GOCs), in much the same manner as the parent or holding company in a group of companies. The estimated net investment in public enterprises ($20.669 billion at 30 June 2009) is included in the General Government sector’s financial assets.

In the year to 30 June 2009, financial assets are projected to increase by $1.391 billion, attributable principally to increased investment in assets set aside to meet future employee liabilities and higher investment in the State’s public enterprises.

Financial assets of $53.420 billion are forecast for 2007-08, or $1.439 billion lower than originally budgeted, reflecting lower than forecast investment returns. At the time of the 2007-08 Budget, investment earnings were based on the long-term rate of return of 7.5%. Subdued performance in financial markets investments in 2007-08 has resulted in a downward revision of investment returns to 2%. The stability of earnings on investments in future years has been addressed by the transfer of certain investment assets to the Queensland Treasury Corporation (QTC) in exchange for a debt instrument that will earn the General Government sector a 7.5% return per annum (see Box 1.1 in Chapter 1). Therefore, investment earnings in 2008-09 and the outyears are based on 7.5%.

Chart 7.1 shows projected General Government sector financial assets by category at 30 June 2009. Investments held to meet future liabilities including superannuation and long service leave comprise the major part of the State’s financial assets.

Non-financial assets

General Government non-financial assets are projected to total $113.399 billion at 30 June 2009. These assets consist primarily of land and other fixed assets of $107.569 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $5.829 billion held by the State include prepayments and deferred tax assets relating to income tax equivalents collected primarily from GOCs.

Changes in non-financial assets occur for a number of reasons including:

•	construction and purchase of assets, either to replace existing assets or provide additional capacity for the State to deliver services

•	revaluations of assets required under accounting standards

•	depreciation and disposals of assets.

Non-financial assets in the year ending 30 June 2009 are expected to grow by $7.962 billion over the 2007-08 estimated actual. Of this increase, $6.651 billion represents the acquisition of non-financial assets.

The Government has traditionally funded new infrastructure at levels well beyond that of the other states. General Government purchases of non-financial assets per capita have far exceeded the average of the other states and territories for well over a decade (see Chart 3.6 in Chapter 3).

Liabilities

The largest accruing liability in the General Government sector is employee entitlements (principally superannuation and long service leave) which are projected to total $25.539 billion at 30 June 2009. The other major component of liabilities is borrowings and advances received.

Total liabilities are budgeted to increase by $3.884 billion in 2008-09, largely on account of increased borrowing to support the State’s capital program and growth in the General Government superannuation liability.

State public sector superannuation liabilities include defined benefit liabilities for current employees and the balance of former scheme members (retirement, resignation etc) who choose to retain their funds within QSuper.

The proportion of the State’s total superannuation liability relating to former scheme members is expected to increase over the forward estimates period as these investment balances grow and new public sector employees join the accumulation scheme, in preference to the defined benefit scheme.

Over the Budget and forward estimates period, total additional General Government borrowings and advances of $15.260 billion are planned. These borrowings are to partially fund the $25.758 billion worth of capital projects in the General Government sector and $2.023 billion worth of equity injections to the Public Non-financial Corporations sector to support expansion of the State’s water, ports, energy and rail infrastructure.

The remainder of the liabilities balance consists of payables and other liabilities such as unearned revenue and provisions.

The composition of the General Government sector’s liabilities is illustrated in Chart 7.2.

Net financial worth

The net financial worth measure is an indicator of financial strength. Net financial worth is defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial worth measure is broader than the alternative measure—net debt—which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. As it is more comprehensive, the net financial worth measure is more appropriate in an accrual accounting framework.

The net financial worth of the General Government sector for 2008-09 is forecast at $15.164 billion, indicating that the State is able to meet all of its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

This position is consistent with the principle in the Government’s Charter of Social and Fiscal Responsibility that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

Based on current projections, the General Government sector will continue to meet the commitment in the Government’s Charter to ensure that financial assets cover all accruing and expected future liabilities in all years through to 30 June 2012. Net financial worth reduces in future years reflecting the State’s increased borrowings to fund the purchase of infrastructure assets (which are not included in the calculation of net financial worth).

Queensland has consistently pursued sound long-term fiscal policies such as the full funding of employee superannuation entitlements. The strong balance sheet and high levels of liquidity in the General Government sector clearly demonstrate the success of these policies.

Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes significant liabilities, other than borrowing (for example, accrued employee liabilities such as superannuation and long service leave entitlements). The net financial liabilities of the General Government sector for 2008-09 are forecast at $5.504 billion, further demonstrating the high level of liquidity of the State.

Queensland’s level of liquidity is well in excess of other states as illustrated in Chart 7.3.

Source: State Budget Papers for QLD, VIC and WA. Mid Year Reviews/Budget Updates for NSW, SA and TAS.

Net worth

The Charter of Social and Fiscal Responsibility specifically requires the Government to maintain and seek to increase total State net worth.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities (which is equivalent to General Government net worth). This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Changes in the State’s net worth occur for a number of reasons including:

•	operating surpluses (deficits) that increase (decrease) the Government’s equity

•

revaluation of assets and liabilities as required by accounting standards. Some financial liabilities are revalued on a regular basis. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments

•	movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors

•

gains or losses on disposal of assets. Government agencies routinely buy and sell assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

Net worth of the General Government sector in 2007-08 of $123.095 billion is forecast. This exceeds growth forecasts in the 2007-08 Budget by $3.296 billion primarily as a result of the flow through of significantly higher net worth in the 2006-07 outcome.

Net worth is forecast to grow by $5.468 billion to $128.563 billion in 2008-09. This is due to the General Government’s operating surplus and increases in assets as a result of revaluations of major assets as part of the State’s asset revaluation cycle.

Chart 7.4 shows the State’s strong net worth compared with the other states and territories. Queensland’s per capita net worth is 45.7% greater than the average per capita net worth of the other states and territories.

Note:

1.	Western Australia values land under roads as part of its overall asset base. This has been adjusted to allow comparison with other jurisdictions which do not value land under roads.

Source: State Budget Papers for QLD, VIC, WA, ACT and NT. Mid Year Reviews/Budget Updates for NSW, SA and TAS. Population data from Australian Government Budget Paper No.3, 2008-09.

Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements. The extent of accumulated net debt is used to judge the overall strength of a jurisdiction’s fiscal position. High levels of net debt impose a call on future revenue flows to service that debt and meeting these payments can limit government flexibility to adjust outlays. Excessive net debt can call into question the ability of government to service that debt.

As shown in Table 7.2, the General Government sector has negative net debt, that is, a surplus of financial assets over financial liabilities.

Queensland’s negative net debt of $5,082 per capita, compares to the weighted average net debt of $352 per capita in the other states. This indicates the strength of Queensland’s financial position relative to the other states. Queensland has had negative net debt in the General Government sector for many years.

Table 7.2

Projected net debt per capita at 30 June 2009

	QLD	NSW	VIC	WA	SA	TAS
Net debt per capita ($)	(5,082)	744	702	(1,260)	509	(2,346)

Source: State Budget Papers for QLD, VIC and WA. Mid Year Reviews/Budget Updates for NSW, SA and TAS.

Population data from Australian Government Budget Paper No.3, 2008-09.

CASH FLOWS

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement often records revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenue or expense in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided later in this chapter.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flow from operating activities plus the net cash flow from investment in non-financial assets (or physical capital).

The Australian Bureau of Statistics Government Finance Statistics (GFS) surplus (deficit) is derived by including the initial increase in liability at the beginning of finance leases in the cash surplus (deficit). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 9.

A cash deficit of $1.970 billion is forecast in 2008-09 for the General Government sector, with the cash result forecast to remain in deficit in the outyears. Apart from the cash impact of smaller recurrent operating surpluses, the major factor contributing to lower cash results is the planned capital expansion. Total General Government capital purchases of $6.651 billion are budgeted for 2008-09.

Over the period 2008-09 to 2011-12, capital expenditure is expected to total $25.758 billion in the General Government sector. This substantial investment in capital will impact on the cash surplus (deficit).

Table 7.3 provides summary cash flow information for the General Government sector for 2007-08, 2008-09 and the outyears. Detailed cash flow tables are included in Chapter 9.

Table 7.3

General Government sector: summary of budgeted cash flows1

	2007-08 Budget[2] $ million	2007-08 Est. Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	20010-11 Projection $ million	2011-12 Projection $ million
Cash receipts from operating activities	34,057	32,833	37,297	37,625	39,055	40,674
Cash payments for operating activities	(29,817)	(31,591)	(32,955)	(33,869)	(35,468)	(37,165)
Net cash inflows from operating activities	4,240	1,242	4,341	3,756	3,586	3,509
Net cash flows from investing activities	(7,600)	(3,053)	(7,786)	(8,511)	(8,207)	(7,353)
Receipts from financing activities	3,555	3,522	2,897	4,421	4,366	3,576
Net increase/(decrease) in cash held	195	1,711	(548)	(334)	(255)	(269)

Derivation of cash surplus (deficit)
Net cash inflows from operating activities	4,240	1,242	4,341	3,756	3,586	3,509
Net cash flows from investments in non-financial assets	(5,132)	(4,789)	(6,311)	(6,410)	(6,256)	(5,568)
Equals cash surplus/(deficit)	(892)	(3,547)	(1,970)	(2,654)	(2,669)	(2,059)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Cash flows from operating activities

Table 7.4 provides a disaggregation of operating cash flows.

Table 7.4

General Government sector: cash flows from operating activities1

	2007-08 Budget[2] $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Cash receipts from operating activities
Taxes received	9,271	9,551	10,105
Grants and subsidies received	15,029	15,396	15,526
Sales of goods and services	3,347	3,667	3,749
Interest receipts	2,190	832	2,197
Dividend and income tax equivalents	1,858	931	1,012
Other receipts	2,362	2,455	4,707
Total operating receipts	34,057	32,833	37,297

Cash payments for operating activities
Payments for employees	(13,928)	(15,092)	(15,674)
Payments for goods and services	(6,524)	(6,714)	(7,246)
Grants and subsidies	(8,278)	(8,704)	(8,757)
Interest paid	(391)	(383)	(540)
Other payments	(696)	(697)	(739)
Total operating payments	(29,817)	(31,591)	(32,955)

Net cash inflows from operating activities	4,240	1,242	4,341

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Cash inflows from operating activities include receipts from taxes, grants from the Australian Government, fees and charges levied on the provision of goods and services, interest receipts from investments and dividend and income tax receipts from public non-financial and financial corporations.

Taxes received by the General Government sector are forecast at $10.105 billion in 2008-09, an increase of 5.8% or $554 million on the 2007-08 estimated actual of $9.551 billion. This reflects the continued effect of property market activity on transfer duty and land tax revenue, employment and wage growth on payroll tax revenue and increases in vehicle registration duty, partially offset by the full abolition of mortgage duty from 1 July 2008.

Grants and subsidies received are forecast at $15.526 billion in 2008-09, a marginal increase of $130 million or 0.8% on the 2007-08 estimated actual of $15.396 billion.

Sales of goods and services are forecast at $3.749 billion for 2008-09 an increase of 2.2% and include fines and regulatory fees and user charges.

Interest receipts are expected to increase in 2008-09 by $1.365 billion or 164%, to $2.197 billion. This reflects earnings of 7.5% on the debt instrument issued by QTC. The subdued performance in equities markets resulted in a downward revision to investment returns to 2% in 2007-08, reflecting year to date returns to mid May. The transfer of certain investment assets to QTC in exchange for a debt instrument that earns the General Government sector 7.5% per annum will in future insulate the General Government sector from such market volatility.

Estimated dividends and income tax equivalents in the 2007-08 year are $927 million lower than budgeted. This is mainly due to tax equivalent receipts on the privatisation of the electricity retail sector which were returned as policy purposes cash flows instead of tax equivalent receipts as originally budgeted. Dividends and tax equivalents received from public non-financial and public financial corporations are expected to increase in 2008-09 by $81 million to $1.012 billion.

Other receipts are forecast at $4.707 billion in 2008-09 an increase of 91.7% primarily as a result of increased coal royalty revenue (see Chapter 5).

Operating cash outflows represent payment for goods and services, wages and salaries, finance costs and grants and subsidies paid to households, businesses and other Government agencies. In 2008-09 the largest cash disbursement is payments for employees at $15.674 billion or 47.6% of total cash payments from operating activities. Payments for employees include superannuation beneficiary payments which have increased substantially in the 2007-08 estimated actual as a result of changes to the Commonwealth legislation governing superannuation. These payments are expected to moderate in 2008-09, with a forecast increase of 3.9% in payments for employees.

In 2008-09, payments for goods and services are expected to increase 7.9% to $7.246 billion primarily as a result of growth funding and expanded service delivery.

Cash payments for grants and subsidies are expected to increase by $53 million in 2008-09 to $8.757 billion. This figure includes recurrent grants paid by the Australian Government through the State to non-state schools, grants paid to industry and grants to non-profit institutions. This item also includes community service obligation payments to the energy sector and QR Limited and capital grants which are largely paid to local government authorities to fund capital works.

Interest paid is expected to increase by $157 million reflecting the borrowings for the capital program.

Other payments mainly comprise sundry expenditure such as insurance claims and Goods and Services Tax (GST) remitted to the Australian Taxation Office.

Cash flows from investments

Cash flows from investments include both financial and non-financial assets. Table 7.5 provides a disaggregation of investment cash flows into the different types.

Table 7.5

General Government sector: cash flows from investing activities

	2007-08 Budget[1] $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Cash flows from investments in non-financial assets	(5,132)	(4,789)	(6,311)
Net cash flows from investments in financial assets for policy purposes	(885)	1,020	(389)
Net cash flows from investments in financial assets for liquidity purposes	(1,583)	716	(1,086)
Net cash flows from investing activities	(7,600)	(3,053)	(7,786)

Note:

1.	Numbers have been restated where subsequent changes in classification have occurred.

The largest cash disbursement for the Government, outside of recurrent operations, is for investments in non-financial assets. This represents the Government’s capital works program which provides for infrastructure such as schools, hospitals and roads.

Cash outflows from investments in non-financial assets are expected to increase to $6.311 billion in 2008-09 from $4.789 billion in 2007-08, an increase of 31.8%.

The cash expenditure on investments in non-financial assets differs from the estimates of capital works expenditure in Budget Paper 3—Capital Statement. The estimates contained in that paper are on a gross basis and incorporate both departmental agencies and investments by the Public Non-financial Corporations sector. In addition, Budget Paper 3 only includes capital expenditure (including capital grants) within Queensland and does not offset proceeds from asset sales.

Apart from investing in infrastructure, governments also manage financial assets in order to finance overall expenditures. In addition, Queensland manages financial assets set aside to provide for future employee benefits (for example, superannuation and long service leave). The Government manages its financial assets through a combination of borrowing or investing funds and reducing or increasing equity in government or private sector entities. Investments in financial assets include activities relating to both policy and liquidity.

Investments in financial assets for policy purposes include net equity injections into Government and other business enterprises and the net cash flow from disposal or return of equity in Government business enterprises.

Cash inflows from investments for policy purposes for 2007-08 of $1.020 billion reflect equity transactions by the General Government sector with public non-financial and financial corporations. In 2007-08, this includes the return of proceeds totalling $1.537 billion from the previously announced sale of businesses, offset to some extent by equity transactions with public enterprises, in particular injections to QR Limited for the South East Queensland Infrastructure Plan and Program.

Cash outflows from investments in financial assets for policy purposes for 2008-09 of $389 million also reflect equity injections into public enterprises, offset to some extent by the return of proceeds on the long-term lease of the Cairns and Mackay airports and the sale of the Port of Brisbane Corporation’s remaining share in the Brisbane Airport Corporation Pty Ltd.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to cover liabilities such as superannuation, other employee entitlements and insurance.

The 2007-08 estimated net cash inflow from investments in financial assets for liquidity purposes of $716 million is substantially higher than the forecast outflow in the 2007-08 Budget due to the lower than forecast return on investments and their subsequent reinvestment, as well as the liquidation of investments to make beneficiary payments.

Net cash outflows from investments in financial assets for liquidity purposes are estimated to be $1.086 billion in 2008-09. The increased out flow compared to 2007-08 reflects the reinvestment of interest earnings based on the earnings on QTC debt instrument of 7.5%.

Cash flows from financing activities

Cash flows generated from financing activities are outlined in Table 7.6 below.

Table 7.6

General Government sector: cash flows from financing activities1

	2007-08 Budget[2] $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Advances received (net)	(14)	(1)	(18)
Borrowing (net)	3,569	3,531	2,915
Other financing (net)	—	(8)	—
Net cash flows from financing activities	3,555	3,522	2,897

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Net cash flows from financing activities include cash flows from net borrowing (increase in borrowing less redemption), net advances (gross investment in new loans less redemption of loans issued) and other financing.

In 2007-08 net cash inflows from financing activities are estimated at $3.522 billion. This represents borrowings for the State’s capital program.

Net cash inflows from financing activities for 2008-09 are estimated at $2.897 billion, reflecting borrowings to partially fund the General Government’s capital program of $6.651 billion. In spite of higher levels of capital purchases, borrowings for 2008-09 are lower than forecast in the 2007-08 Budget. This has been achieved by utilising the operating cash flow to invest in capital.

RECONCILIATION OF OPERATING CASH FLOWS TO THE OPERATING STATEMENT

Table 7.7 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government sector.

Table 7.7

General Government sector: reconciliation of cash flows

from operating activities to accrual operating activities1

	2007-08 Budget[2] $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
Revenue from transactions	32,551	32,276	36,582
Plus/(less) movement in tax equivalent and dividend receivables	742	(287)	(40)
Plus GST receipts	939	949	980
Plus/(less) movement in other receivables	(175)	(105)	(225)
Equals cash receipts from operating activities	34,057	32,833	37,297

Expenses from transactions	32,282	33,271	35,772
(Less) non-cash items
Depreciation and amortisation expense	(2,015)	(2,257)	(2,665)
Accrued superannuation expense	(1,738)	(2,063)	(2,030)
Accrued employee entitlements	(352)	(416)	(422)
Other accrued costs	(416)	(261)	(292)
Plus superannuation benefits paid—defined benefit	408	893	419
Plus/(less) movement in employee entitlement provisions	181	273	266
Plus/(less) GST paid	963	1,015	1,018
Plus/(less) movement in other provisions and payables	504	1,136	889
Equals cash payments for operating activities	29,817	31,591	32,955

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non-cash expenses and revenues. The largest difference is on the expenses (expenditure) side, with large non-cash expenses associated with depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

8. INTERGOVERNMENTAL FINANCIAL RELATIONS

FEATURES

•

The Commonwealth Grants Commission’s 2008 Update Report on State Revenue Sharing Relativities shows that for the first time, Queensland will receive a below per capita share of GST revenue in 2008-09. Queensland’s share of GST revenue in 2008-09 will be reduced by $409.3 million in underlying terms compared with 2007-08 due to a downward revision to the State’s assessed relativity.

•

The Commonwealth Grants Commission’s assessment was based largely on Queensland’s strong growth in relative capacity to raise transfer duty on property conveyances, and changes in the characteristics of the State’s population which were identified in the results of the 2006 Census.

•

The expected reduction in Queensland’s share of GST in 2008-09 follows underlying losses experienced in recent years. It is anticipated that by 2011-12 Queensland will experience an annual cumulative loss in GST funding of more than $1.8 billion since the 2004 Review of methodology.

•

Revenue reductions for Queensland from the abolition of certain duties will be over $840 million in 2008-09, increasing to more than $1.3 billion in 2011-12. The abolition of these duties means that Queensland is becoming increasingly reliant on Australian Government funding, with approximately 41% of Queensland’s revenue being sourced from the Australian Government in 2008-09.

•

While Queensland’s revenue from GST is estimated to grow at an annual average rate of 3.4% from 2007-08 to 2011-12, Queensland’s available GST revenue per capita, adjusted for tax reform costs, is expected to decline on average by 0.6% per annum over the same period.

•

The Queensland Government provides strong fiscal support to the local government sector. In 2008-09, the Queensland Government will provide $847.9 million in grants to Queensland local government authorities, comprising 61.8% of grant funding for local government in Queensland.

•

The election of a new federal government has resulted in an increased focus on improving intergovernmental fiscal relations, with the Council of Australian Governments (COAG) initiating major reforms to tied funding arrangements between the Australian Government and the states.

COMMONWEALTH-STATE FINANCIAL ARRANGEMENTS

In December 2007, the Council of Australian Governments (COAG) seized the initiative to embark on a collaborative approach to improve Commonwealth-state financial relations. The reform initiative has two major components.

The first of these reforms is to simplify and rationalise the more than 90 Specific Purpose Payments (SPPs) by grouping most of the relatively larger SPPs into five groups, including:

•	health care

•	affordable housing

•	education (early childhood and schools)

•	education (vocational education and training)

•	disability services.

It is proposed that many of the smaller SPPs will be cashed out, or bundled into a single, untied payment to states. In addition, the bundling or grouping of the major SPPs will occur along with streamlining the administrative arrangements—with the Australian Government making a single, monthly SPP payment to state treasuries—and replacing input controls associated with SPPs in the past with performance based outcome measures.

The second reform initiative involves the development of National Partnership payments (NPPs) which will take the form of incentive and/or reward payments, designed to foster or trigger reform in areas of service delivery, or simply represent payment for specific outputs the State is delivering on behalf of the Australian Government.

It is anticipated that the new SPP framework will go some way to clarifying the roles and responsibilities of the Australian and state governments respectively. It is proposed that the Australian Government will drive national reforms, monitor and review program outcomes and provide funding. The role of the states will be to complement the Australian Government’s funds from own-source revenue, as well as provide and administer the services to deliver agreed benchmarks and outcomes. States will have the flexibility to allocate resources within broader service delivery areas (such as health) in ways that will produce the best outcomes for the community.

While not resolving the substantial vertical fiscal imbalance that continues to exist within the Australian Federation, under the new SPP framework the Australian Government has acknowledged the need to revise both the base and escalation factors associated with each of the five SPPs in a way that recognises the funding gap between states’ limited own-revenue sources and the revenue needs arising from their constitutionally assigned service delivery responsibilities.

Under the new framework for Commonwealth-state financial relations there will be four categories of funding provided to the states:

•	a small number of national SPP agreements covering health, education, disability and housing

•	National Partnership payments for specific projects or reform-linked incentives

•	other general revenue assistance payments

•	GST revenue payments.

Key elements of the new framework for Commonwealth-state financial relations are discussed in Box 8.1.

Box 8.1

New framework for Commonwealth-state financial relations

The framework is based on the following elements:

•	rationalisation of SPPs, by combining many of them into a smaller number of new national SPP agreements, while maintaining total Australian Government funding for these activities

•	at the centre of each new national SPP agreement will be a mutually agreed statement of roles, responsibilities, objectives and outcomes to which both levels of government commit

•	these new agreements and the Australian Government funding to support them will be on-going, rather than for fixed periods, but will still be subject to review:

•	periodically (e.g. every four to five years) in terms of adequacy of funding and related outcomes

•	on a continuous basis in terms of the relevance of the stated objectives and outcomes, the achievement of outcomes and performance monitoring

•

each national SPP agreement will contain simpler, standardised and more transparent performance reporting, with a focus on the achievement of outcomes, value for money and timely provision of publicly available performance information:

•	the focus on outcomes-based public accountability will replace input controls and other controls on how state funding is spent

•	the provision of NPPs for:

•	funding specific outputs or projects, including for some programs currently classified as SPPs (such as AusLink)

•	facilitating or rewarding broader reforms of national importance (reward payments will only be made following independent assessment that performance benchmarks have been achieved)

•	funding arrangements for the new framework to be negotiated as a financial package by Treasurers:

•	the three elements of base SPP funding, growth factors and NPPs should be considered as part of the overall Australian Government funding contribution provided to the states

•	all aspects of the arrangements will be actively monitored through the COAG process, including a new COAG Intergovernmental Agreement to underpin the SPP reforms and new NPP agreements.

Australian Government funding to states

Commonwealth-state financial relations are characterised by a disparity between the revenue-raising capacity and the expenditure responsibilities of the Australian and state governments respectively. This mismatch is known as vertical fiscal imbalance.

The Australian Government collects the major share of taxation revenues and states must rely on grants from the Australian Government to meet their expenditure requirements.

Since the introduction of the Australian Government’s national tax reforms in 2000, states’ dependence on Australian Government funding has increased further. Chart 8.1 shows all states’ funding sources for 1999-2000 and 2008-09. In 1999-2000 the states received 35% of their revenues from the Australian Government. This is estimated to increase to 46% in 2008-09. In contrast, the proportion of the states’ revenues from state taxes has declined from 40% in 1999-2000 to an estimated 33% in 2008-09.

Notes:

1.	2008-09 data are estimates.
2.	Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Sources: ABS Government Finance Statistics Cat No. 5512.0 and state and Australian Government Budget Papers.

Table 8.1 shows that Australian Government payments to the states in 2008-09 are expected to total $77.9 billion, an increase of $3.7 billion or 5% compared with 2007-08.

Table 8.1

Estimated Australian Government payments to the states, 2007-08 and 2008-091

	2007-08 $ million	2008-09 $ million	Change Nominal Terms %	Change Real[2] Terms %	Change Real[2] Per Capita %
GST Revenue	42,630	45,280	6.2	3.4	1.8
Other General Revenue	—	178	—	—	—
Payments for Specific Purposes
—‘to’ the States	23,940	24,138	0.8	(1.9)	(3.3)
—‘through’ the States	7,639	8,324	9.0	6.1	4.5
Total Payments for Specific Purposes	31,579	32,462	2.8	0.0	(1.4)
Total Payments	74,209	77,922	5.0	2.2	0.7

Notes:

1.	Numbers may not add due to rounding.
2.	Deflated by the 2007-08 year average national inflation forecast of 2.75% and national population growth of 1.5%.

3.	Payments for specific purposes includes existing SPPs, new national SPPs and NPPs.
4.	Payments for specific purposes are not strictly comparable as some payments are to be reclassified as general revenue assistance from 1 January 2009.
5.	Other general revenue includes NCP payments, royalties, compensation for Australian Government policy decisions and ACT municipal services.

Source: Australian Government Budget Paper No.3, 2008-09.

GST revenue from the Australian Government to all states is expected to increase from $42.6 billion in 2007-08 to $45.3 billion in 2008-09, an increase of 6.2% in nominal terms. In real per capita terms, GST is expected to increase by 1.8%.

Total payments for specific purposes in 2008-09 are expected to be $32.5 billion. This represents an increase of $883 million, or 2.8% in nominal terms, over 2007-08. Payments “to” the states will increase by 0.8% in nominal terms, compared with an increase of 9% in payments for specific purposes “through” the states.

State shares of Australian Government Funding

Table 8.2 shows the expected shares of total Australian Government payments to each state for 2008-09 compared with each state’s population share. Queensland’s anticipated share of total Australian Government funding of 19.4% in 2008-09 will be less than its population share of 20.1%.

Table 8.2

Relative shares of payments to the states, 2008-091

	Share of payments %	Share of population %	Relative share[2] %
New South Wales	30.1	32.6	92.4
Victoria	22.3	24.8	90.0
Queensland	19.4	20.1	96.6
Western Australia	10.4	10.1	102.3
South Australia	8.7	7.5	116.8
Tasmania	3.3	2.3	142.0
Australian Capital Territory	1.8	1.6	112.5
Northern Territory	4.0	1.0	389.7

Notes:

1.	Numbers may not add due to rounding.
2.	A state’s relative share is measured as its funding share as a percentage of its population share.

Source: Australian Government Budget Paper No.3, 2008-09.

Queensland’s share of Australian Government funding

Table 8.3 details Queensland’s share of estimated Australian Government payments in 2008-09 and the difference from its population share. Queensland expects to receive $341.3 million less than a per capita share of GST revenue. Additionally, Queensland expects to receive $103.4 million less than a per capita share of total payments for specific purposes. In terms of total Australian Government funding, Queensland expects to receive $444.7 million less than a per capita share in 2008-09.

Table 8.3

Queensland’s share of estimated Australian Government payments

2008-09

	Queensland’s Share %	Difference from Population Share $ million
GST Revenues[1]	19.3	(341.3)
Payments for Specific Purposes
—‘to’ the State	19.8	(63.3)
—‘through’ the State	19.6	(40.1)
Total Payments for Specific Purposes	19.7	(103.4)
Total Australian Government Payments[1]	19.4	(444.7)

Note:

1.	Adjustment for GST deferral included.

Source: Australian Government Budget Paper No.3, 2008-09.

In addition to the Commonwealth funding discussed above, the Australian Government also provides assistance directly to industry through tariffs, tax concessions or direct budgetary outlays. The major beneficiaries of this assistance in 2006-07, as a percentage of gross state product (GSP), were Victoria and South Australia at around 1% of GSP, while assistance to Queensland industry was around 0.5% of GSP.

Queensland’s reliance on Australian Government funding

Queensland’s reliance on Australian Government funding, as shown in Chart 8.2, is consistent with the national trend, with the share of total funding sourced from the Australian Government increasing from 35% in 1999-2000 to an estimated 41% in 2008-09. Meanwhile Queensland’s own-source revenue has fallen from 65% in 1999-2000 to 59% in 2008-09.

Notes:

1.	2008-09 data are estimates.
2.	Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Source: ABS Government Finance Statistics Cat No.  5512.0 and Queensland Budget estimates.

DISTRIBUTION OF GST FUNDS

Commonwealth Grants Commission

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states. Under its terms of reference the CGC is required to determine its recommendations on the basis of horizontal fiscal equalisation, as detailed in Box 8.2.

Box 8.2

Horizontal fiscal equalisation and distribution of GST

Commonwealth Grants Commission

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states and each year updates the financial, economic and demographic data that underpin its recommendations.

Horizontal Fiscal Equalisation

The Australian Government distributes GST revenue to states based on the principle of horizontal fiscal equalisation (HFE), using per capita relativities recommended by the CGC. Queensland supports the principle of HFE and the role of the independent CGC in determining each state’s share of GST revenue.

The principle of HFE is that state governments should receive funding from the Australian Government such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard.

A distribution based on HFE principles recognises the different financial capacities of the states, particularly that some states have inherently greater capacity to raise revenue and that some states have inherently greater costs to meet in providing services to an Australian standard. If the distribution of the GST to the states were on any basis other than HFE, some taxpayers would be forced to accept either a lower standard of state services or a higher level of state taxation than other taxpayers in similar circumstances.

Complaints about Equalisation

New South Wales and Victoria have complained about the distribution of GST because they do not receive the GST revenue they claim has been paid by their taxpayers. Aside from the absence of data required to determine how much of the GST is attributable to one state or another, it would not be fair to distribute a tax on the basis of where it was collected. The GST is a nationally based tax and to suggest that it should be distributed back to the states on the basis of where it was raised is akin to saying that the Australian Government income tax should be spent in the states where it was collected. If wealthy states retained all the national taxes that they contribute it would be inequitable, unfair and contrary to the national interest.

More information on HFE and GST distribution can be accessed through the Queensland Government Treasury website: www.treasury.qld.gov.au/gst-factsheets or the Commonwealth Grants Commission website: www.cgc.gov.au.

2008 Update Report on State Revenue Sharing Relativities

At the 2008 Treasurer’s Conference, the Australian Government accepted the CGC’s 2008 Update Report on State Revenue Sharing Relativities (2008 Update) as the basis for the distribution of the GST revenue to the states in 2008-09.

In the 2008 Update, the CGC recommended an underlying decrease in Queensland’s share of GST revenue of $409.3 million in 2008-09, as shown in Table 8.4. This has resulted in Queensland receiving a less than per capita share of GST funding for the first time in 2008-09.

New South Wales and Victoria have gained significantly from the 2008 Update with underlying increases of $341.5 million and $316.9 million respectively.

Table 8.4

Components of underlying change in states share of GST revenue 2007-08 to 2008-091

	NSW $ million	VIC $ million	QLD $ million	WA $ million	SA $ million	TAS $ million	ACT $ million	NT $ million
Revenue	325.1	255.9	(289.2)	(323.5)	26.0	(4.2)	3.9	6.1
Expenditure	59.2	31.2	(96.5)	(5.1)	(35.3)	(17.7)	(7.9)	72.1
SPPs	(41.8)	30.7	(23.5)	2.2	14.7	5.3	12.1	0.5
Total	341.5	316.9	(409.3)	(326.7)	5.8	(16.2)	8.2	79.8

Note:

1.	Numbers may not add due to interactions between Expenditure and SPP assessments.

Source: Commonwealth Grant Commission 2008 Update Report on State Revenue Sharing Relativities.

The decrease in Queensland’s GST revenue share follows reductions in its share of GST funding of $174 million in 2006 and $166 million in 2007. It is expected that Queensland will experience further losses of GST share in future updates as the economy continues to perform strongly. It is anticipated that by 2011-12 Queensland will have experienced a cumulative loss in GST funding of more than $1.8 billion since the 2004 Review of Methodology.

Queensland’s declining share of GST revenue reflects the state’s increased fiscal capacity, particularly from strong performances in the property market and mining sector. The change in Queensland’s GST share over the last three years demonstrates the responsiveness of the CGC’s methodology to changes in states’ revenue earning capacities and expenditure needs. However, the current methodology does not adequately account for the increases in capital expenditure required by states driven by high population growth. Queensland is working with the CGC and the other states to develop a capital assessment as a part of the 2010 Review process (see Box 8.3 for more details).

Box 8.3

Queensland’s Declining Share of GST Revenue

The CGC uses the latest available data in its assessments, which reflect the relative economic circumstances of the states. For example, in the 2008 Update, the CGC found that Queensland had a relatively greater capacity to raise revenue from stamp duty on conveyances and mining revenue. This greater revenue raising capacity, amongst other things, is reducing Queensland’s share of GST funding. Changes in the characteristics of Queensland’s population such as age and income levels, along with the removal of some state taxes from the CGC’s assessment also reduced Queensland’s share of GST funding in the 2008 Update.

In 2008-09 Queensland will receive a share of GST below its per capita share, with the state’s share of GST revenue expected to continue to decline over the next few years. The decreased share of GST revenue will impact the State’s capacity to provide additional services, or enhance existing services to meet the needs of Australia’s fastest growing population base.

However, Queensland recognises that states which experience higher than average economic growth should expect, other things being equal, to see their share of GST revenue fall. This is an intended consequence of the current GST distribution process and is a key aspect of maintaining equity between the states. The 2008 Update shows that New South Wales and Victoria will benefit from $658.4 million being redistributed to them, mostly from Queensland and Western Australia.

The CGC currently use an average of the five most recent single year relativities to reduce the volatility of the annual results. In the absence of this process for smoothing changes in state shares, the current strong performance of the Queensland and Western Australian economies would result in larger changes in redistributions between the states. In particular New South Wales and Victoria would have received an even greater benefit from the 2008 Update, had the current process for smoothing changes in state shares of GST not acted as a mechanism to provide greater stability in GST funding to states.

The Commission’s latest outcomes demonstrate that the grant distribution process is responsive and reflects changes in states’ circumstances.

A key concern that Queensland has with the Commission’s current processes is that they do not adequately take account of states’ need for increased capital expenditure associated with a fast growing population. Queensland is currently experiencing population growth almost twice that of the national average, which is driving expenditure on infrastructure. At the same time, Queensland is receiving a smaller share of the GST funding and this lack of immediacy in recognising capital investment needs to be addressed as a matter of urgency. Queensland intends supporting a capital assessment proposed by the Commission for the 2010 Review of methodology that will account for share of population growth and result in more immediate consideration of capital expenditure.

Relationship between GST distribution and economic performance

A key feature of recent Updates has been the convergence of the fast growing states of Queensland and Western Australia with the more established economies of New South Wales and Victoria.

There has been some criticism of the GST distribution process on the basis that it does not adequately take into account the rapid growth in the Queensland and Western Australian economies. Chart 8.3 shows that Queensland’s GSP per capita has been converging with that of both New South Wales and Victoria over the period from 2002-03 to 2006-07.

Source: Commonwealth Grants Commission Relative Fiscal Capacities of the States 2008.

Over these four years, Victoria’s GSP per capita has declined from 4% above the Australian average, while Queensland’s GSP per capita has risen substantially towards the national average.

At the same time, New South Wales’ assessed GST single year relativity, which is a key determinant of its share of the GST pool, has risen from 0.84 to 0.96. Over the same period Queensland’s single year GST relativity has fallen from 1.06 to 0.90 as shown in Chart 8.4.

Source: Commonwealth Grants Commission 2008 Update Report on State Revenue Sharing Relativities.

The CGC’s 2008 Update data shows that for both 2005-06 and 2006-07, Queensland’s assessed single year GST relativity was lower than that for both New South Wales and Victoria, which means that for the past two years Queensland has been assessed as requiring less per capita from the GST pool than either of these states.

It is clear that as the relative economic strength of a state changes, so too does its assessed share of GST funding. Queensland recognises that this is the intended consequence of the GST assessment process.

2010 Review of State Revenue Sharing Relativities—progress report

The CGC undertakes a substantive review of its methodology every five years, with the next review due to be completed in 2010. The terms of reference for the 2010 Review of State Revenue Sharing Relativities (2010 review) direct the CGC to simplify its processes and introduce a more streamlined approach to HFE, based on a simplified methodology and better quality data as discussed in Box 8.4. The 2010 review is different to previous reviews and can be viewed as an overhaul of the way the CGC structures its assessments.

Box 8.4

The 2010 review

Some states have raised concerns about the GST distribution process, including suggestions that GST should be distributed on the basis of which state it is raised in, and that grant distribution processes inhibit states from introducing efficiency reforms. Some states have raised concerns that the current process is complex and should be simplified.

An overhaul of how the Commission determines the distribution of the GST

The CGC is currently conducting a review, due in 2010, of the processes used to determine the distribution of the GST revenue. The CGC has indicated that it intends to vigorously pursue both equalisation and simplification for the 2010 review, and has adopted a strategy that:

•	starts with a clean slate when it comes to devising assessment methods

•	adopts a top-down approach, only disaggregating assessment categories if doing so materially improves equalisation and it can be done reliably

•	works toward improving the quality of data used in the assessments

•	establishes new assessment guidelines with stronger reliability and materiality criteria.

Using this strategy, the CGC believes that simplification will improve the reliability and robustness of the processes and acceptability of the outcomes. The CGC is providing all states with the opportunity to put forward arguments about the distribution process. To date no substantive body of evidence has been put forward to support claims that there is anything conceptually wrong with the current principle of fiscal equalisation and the Commission has ruled that discussion regarding this principle is now closed.

Queensland has been proactively involved with working with the Commission to identify areas for simplification of assessments in the 2010 review. A number of alternative approaches and models have been suggested by Queensland to simplify and enhance assessments such as road measurement, dispersion and wages input costs.

Queensland agrees that the strategy adopted by the CGC should make the process simpler, more transparent and ensure that the data used in the assessments is more accurate, consistent and comparable across states.

Progress reports on the 2010 review process were provided to the Ministerial Council for Commonwealth-State Financial Relations in March 2007 and 2008. These reports are available on the CGC’s web site: www.cgc.gov.au.

Queensland’s available GST revenue

The amount of GST revenue provided to Queensland is not equal to the amount of funding available to be spent by the Queensland Government, as can be seen in Chart 8.5. The Queensland Government has to meet a number of costs associated with its commitments under the Intergovernmental Agreement on Commonwealth-State Financial Relations (IGA): the First Home Owners Grant scheme; GST administration costs payable to the Australian Tax Office; and the cost of taxes abolished as part of the IGA.

It is anticipated that Queensland’s total share of GST will continue to grow at an annual average rate of 3.4 % from 2007-08 to 2011-12. The increase in GST is largely attributable to population growth in Queensland along with the increase in the size of the overall GST pool. However, Chart 8.5 shows that after taking the costs listed above, as well as the state’s relatively rapid population growth into consideration, Queensland’s available GST revenue per capita is estimated to decline on average by 0.6 % per annum over the same period.

Note:

1.	Net GST revenue per capita represents net available revenue after meeting First Home Owners Grant Scheme costs, GST administration costs and the cost of taxes abolished under the IGA.

Source: Australian Government Budget Paper No.3, 2008-09 and Queensland Treasury.

STATE-LOCAL GOVERNMENT FINANCIAL RELATIONS

In 2008-09, a total of $1.373 billion in grants will be provided to Queensland’s local governments (up from $1.202 billion in 2007-08), with 61.8% of this amount provided by the Queensland Government and the balance provided by the Australian Government.

Table 8.5 details Queensland Government and Australian Government grants to local government in Queensland.

The overall increase in total Queensland Government grants to local government authorities in 2008-09 reflects the expansion of some existing programs or the introduction of new initiatives by some Queensland Government agencies, including:

•	Indigenous Community Housing (Department of Housing)

•	South East Queensland Cycle Network (Queensland Transport)

•	Dam Safety Upgrade Program (Department of Natural Resources and Water)

•	150th Anniversary Legacy Infrastructure Program, Water and Sewerage Program and Smaller Communities Assistance Program (Department of Local Government, Sport and Recreation).

Table 8.5

Grants to local government in Queensland1,2,3

	2006-07 Actual $ million	2007-08 Estimated Actual $ million	2008-09 Budget Estimate $ million
Queensland Government grants
Communities	50.7	56.1	60.8
—including Pensioner Rates Rebate	41.5	44.3	49.3
Education, Training and Arts	18.4	19.7	19.4
Employment and Industrial Relations	23.4	7.6	8.7
Emergency Services	7.1	8.1	8.5
Housing	52.7	69.1	94.6
Local Government, Sport and Recreation	391.3	400.3	507.2
Main Roads	74.0	104.0	78.8
Natural Resources and Water[4]	56.1	2.3	14.0
Public Works	1.9	32.1	1.7
Disability Services	13.2	17.0	17.1
Environmental Protection Agency	0.7	3.9	0.9
Health	1.1	1.6	1.6
Transport	11.0	19.0	32.2
Other	2.3	3.1	2.4
Total Queensland Government grants	703.8	743.9	847.9

Australian Government grants
Australian Government “through”	327.3	346.8	363.9
Australian Government “direct”	77.0	110.9	161.1
Total Australian Government grants	404.3	457.7	525.0

Total Grants to Local Government Authorities and Aboriginal and Torres Straight Islander Councils	1,108.1	1,201.5	1,372.9

Notes:

1.	For current and capital purposes to local government authorities and Aboriginal and Islander councils.
2.	Numbers yet to be confirmed and may be subject to revision.
3.	Numbers may not add due to rounding.
4.	Ross River Dam completed 2006-07.

Source: Queensland Treasury, Australian Government Final Budget Outcome 2006-07, Australian Government Budget paper No.3 2008-09.

Grant purposes

The majority of grants to local government are for capital purposes. In 2008-09 capital grants will comprise 79.7% of Queensland Government grants to local government (up from 75.4% in 2007-08).

Grants for housing and community amenities comprise the largest component of Queensland Government grants. Other significant grant purposes include:

•	general public services (including contribution to the costs of providing local government services where councils are unable to levy land rates)

•	the provision of rate subsidies to eligible pensioners

•	capital works subsidies provided towards the costs of local public infrastructure

•	road subsidies for local roads, networks and drainage.

Chart 8.6 highlights the broad range of purposes for which local government grants were provided by the Queensland Government in 2007-08.

9. UNIFORM PRESENTATION FRAMEWORK

INTRODUCTION

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) of reporting as required under the Australian Loan Council arrangements.

The Framework has recently been reviewed following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) new accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

The new standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

In addition, the chapter provides:

•	a reconciliation of the General Government sector net operating balance to the accounting operating result

•	a time series for the General Government sector using the revised UPF

•	details of General Government grant revenue and expenses

•	details of General Government sector dividend and income tax equivalent income

•	data on General Government expenses and purchases of non-financial assets by function

•	details of taxation revenue collected by the General Government sector

•	the State’s revised Loan Council Budget allocation

•	background information on the revised UPF and disclosure differences arising from it, including the conceptual basis, sector definitions and a list of reporting entities.

This chapter also includes a discussion of the operations of the Public Non-Financial Corporations (PNFC) sector.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations (PFC) sector is not included.

GENERAL GOVERNMENT SECTOR

A detailed analysis of the General Government sector is provided in Chapter 5—Revenue, Chapter 6 —Expenses and Chapter 7—Balance Sheet and Cash Flows.

PUBLIC NON-FINANCIAL CORPORATIONS SECTOR

The PNFC sector (which includes the GOCs, Queensland Motorways Limited and the SEQ Bulk Water entities including the Water Grid Manager) continues to perform strongly despite the impact of an increasingly competitive environment and cost pressures. The PNFC sector has forecast total dividend payments of $831 million in 2008-09, with current tax equivalent payments of $192 million.

Government is committed to ensuring that essential services such as electricity and public transport continue to be provided to Queenslanders at a reasonable cost through the provision of Community Service Obligation (CSO) payments. In 2008-09, a total of $1.706 billion in CSO payments will be provided, mainly to QR Limited (QR) in respect of passenger rail travel and Ergon Energy in respect of the electricity uniform tariff.

Investment in PNFC infrastructure is required to ensure PNFC entities continue to provide essential services and an appropriate return to Government. Net additional funding of approximately $389 million by way of equity injections has been budgeted for in 2008-09 to enable PNFCs to undertake such investments and remain financially sound. In 2008-09, significant investment will occur in the water and rail sectors with QR budgeted to receive over $670 million. Partially offsetting these injections will be the expected returns to Government from the previously announced airport sales.

PNFC operating statement

The majority of revenue generated in the PNFC sector is received through the sale of goods and services, and the receipt of current grants and subsidies.

For PNFC entities, the majority of sales of goods and services are to customer markets. These revenues are therefore heavily linked to the performance of the Queensland economy and the ability of the sector to compete in increasingly competitive markets.

The major components of PNFC sector revenues include rail freight charges, electricity sales, electricity network and distribution charges, port charges and agricultural and bulk water delivery charges. Key determinants of PNFC revenue growth in 2008-09 will be energy demands, driving electricity pool prices, and continued growth in Queensland’s export markets, in particular coal exports, which generate demand for rail and port services.

Across the PNFC sector, it is anticipated that sales of goods and services will generate revenues of $8.308 billion in 2008-09, with total revenues forecast at $10.561 billion. Total revenues generated by the sector are forecast to grow to $14.020 billion in 2011-12. Again, major drivers include continued demand for PNFC services and supplies in the electricity, rail, water and port sectors.

PNFC revenues are also derived from CSO payments. CSOs are provided by the State where PNFCs are required to provide non-commercial services or services at non-commercial prices for the benefit of the community. Major CSOs include the uniform electricity tariff and QR passenger rail services.

The PNFC sector distributes dividends to the State as shareholder. Dividends from the PNFC sector are a function of net profits and the dividend payout ratio. In general, the dividend payout ratio for the 2008-09 Budget is based on 80% of net profit after tax. In some cases, forecast net profit after tax will be adjusted to exclude any unrealised (i.e. non-cash) forecast gains or losses, for example, from upward revaluation of non-current assets or financial instruments.

The dividend payout ratio does not affect a PNFC’s capacity to carry out necessary maintenance and repairs, as dividends are paid after PNFCs have met their commitments to operating and maintenance expenses. Shareholding Ministers consider the circumstances of individual PNFCs and advice from their boards before arriving at a final determination of dividend payments.

The PNFC sector reflects positive performance with a forecast UPF net operating balance for the 2008-09 year of $604 million.

PNFC balance sheet and cash flow statement

The ability of PNFCs to efficiently and effectively service their customers is reliant upon the investment in and maintenance of underlying infrastructure.

In 2008-09, the PNFC sector is expected to invest approximately $9.985 billion in capital projects. Significant levels of investment are expected to continue across the forward estimates period although they decline in 2011-12 reflecting the completion of a number of major projects including the Gateway Upgrade Project, several major water projects including the proposed Traveston dam and a number of significant energy generation projects.

PNFCs undertake infrastructure investment on a commercial basis and in response to the needs of the market sectors they service.

Investment in electricity infrastructure is driven by peak demand which continues to grow, largely as a result of Queensland’s significant population and economic growth. The focus of capital expenditure in the sector during the year will be on ensuring ongoing generation plant reliability and efficiency, a secure and reliable transmission network across the State and the security and reliability of the extensive distribution network.

In 2008-09, $86 million will be invested by Tarong in developing coal resources at the Kunioon mine, reflecting the continued commitment to security of supply. Capital works programs for 2008-09 will also contribute to the improved level of reliability of electricity transmission and distribution, with a focus on service quality, reliability, availability and capacity improvements. The combined capital network expenditure of Powerlink, Ergon Energy and ENERGEX in 2008-09 totals $2.591 billion.

Powerlink will invest $675 million on new transmission infrastructure and augmentation, while ENERGEX and Ergon Energy will similarly invest a total of $1.916 billion on the distribution networks to maintain reliable and secure transmission and distribution electricity networks across the State.

As one of the State’s largest industries, the coal industry continues to be a key economic driver. Proposed rail and port expansion programs reflect ongoing capital investment in coal supply chains. This includes QR Limited’s forecast 2008-09 expenditure of approximately $880 million on coal network track works and upgraded locomotives and wagons to increase and provide support for additional coal haulage in Central Queensland. The Ports Corporation of Queensland will invest $250 million in 2008-09 in further expanding the coal export capacity of the Abbot Point terminal to 50 million tonnes per annum.

The PNFC capital investment also includes key SEQ bulk water projects, including the Western Corridor Recycled Water project, the South East Queensland (Gold Coast) Desalination Plant, the Southern Regional Water Pipeline and stage 1 of the Northern Pipeline Interconnector.

Financing of capital projects will differ according to the individual circumstances of the relevant PNFC and the specific nature of the project. There are a number of ways in which PNFCs fund these investments, including utilising cash flows from their business, borrowings, and equity injections from shareholding Ministers. The Government is committed to PNFCs being at all times able to fund viable projects whilst at the same time retaining a sound financial position, by ensuring that all PNFCs remain sufficiently well capitalised to ensure an investment grade credit rating as determined by independent credit ratings agencies.

Reflecting the level of support for capital investment within a sound financial framework, an estimated $2.023 billion in net equity support is budgeted to be provided to the PNFC sector for the forward estimates period 2008-09 to 2011-12.

It is worth noting that the PNFC balance sheet is significantly impacted by the requirement of the revised UPF to recognise deferred tax assets and liabilities. In 2008-09 this reduces PNFC net worth by $4.614 billion. (Refer Box 9.1 for further information on disclosure and classification differences arising from the revised UPF.)

The Public Non-financial Corporations sector is discussed in more detail in Chapter 4.

UNIFORM PRESENTATION FRAMEWORK FINANCIAL INFORMATION

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on a harmonised basis for the General Government, Public Non-financial Corporations and Non-financial Public sectors.

Table 9.1

General Government Sector Operating Statement1

		2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
	Revenue from Transactions
	Taxation revenue	9,272	9,552	10,106	10,843	11,753	12,612
	Grants revenue	15,167	15,492	15,687	16,049	16,261	16,701
	Sales of goods and services	3,005	3,245	3,385	3,369	3,465	3,524
	Interest income	2,190	841	2,199	2,253	2,335	2,421
	Dividend and income tax equivalent income	1,116	1,217	1,051	1,492	1,699	2,203
	Other revenue	1,802	1,930	4,154	3,234	3,124	2,923
	Total Revenue from Transactions	32,551	32,276	36,582	37,240	38,638	40,385

Less	Expenses from Transactions
	Employee expenses	12,595	12,840	13,896	14,710	15,590	16,452
	Superannuation expenses
	Superannuation interest cost	969	996	1,219	1,280	1,337	1,389
	Other superannuation expenses	1,681	1,913	1,959	2,009	2,069	2,090
	Other operating expenses	6,194	6,240	6,782	6,808	6,983	7,182
	Depreciation and amortisation	2,015	2,257	2,665	2,721	2,766	2,882
	Other interest expenses	390	383	539	787	1,036	1,293
	Grants expenses	8,438	8,641	8,713	8,385	8,641	8,833
	Total Expenses from Transactions	32,282	33,271	35,772	36,700	38,422	40,120

Equals	Net Operating Balance	268	(995)	809	540	215	265

Plus	Other economic flows—included in operating result	49	1,374	579	(8)	(12)	(6)

Equals	Operating Result	318	380	1,388	532	203	259

Plus	Other economic flows—other movements in equity	5,015	4,868	4,080	3,613	3,579	3,494

Equals	Comprehensive Result—Total Change In Net Worth	5,333	5,247	5,468	4,145	3,782	3,752

	KEY FISCAL AGGREGATES

	Net Operating Balance	268	(995)	809	540	215	265
Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	5,463	5,223	6,651	6,693	6,590	5,824
	Less Sales of non-financial assets	331	434	340	283	334	256
	Less Depreciation	2,015	2,257	2,665	2,721	2,766	2,882
	Plus Change in inventories	62	45	97	9	31	54
	Plus Other movements in non-financial assets	(134)	6	200	50	50	50
	Equals Total Net Acquisition of Non-financial Assets	3,045	2,583	3,944	3,749	3,572	2,790
Equals	Net Lending / (Borrowing)	(2,777)	(3,577)	(3,134)	(3,209)	(3,356)	(2,525)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.2

Public Non-financial Corporations Sector Operating Statement1

		2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
	Revenue from Transactions
	Grants revenue	2,217	2,469	1,905	1,928	2,025	2,084
	Sales of goods and services	6,489	7,023	8,308	9,447	10,381	11,491
	Interest income	78	174	96	93	99	99
	Dividend and income tax equivalent income	5	12	—	—	—	—
	Other revenue	322	298	251	320	300	346
	Total Revenue from Transactions	9,111	9,977	10,561	11,788	12,805	14,020

Less	Expenses from Transactions
	Employee expenses	2,178	2,153	2,569	2,707	2,849	3,031
	Superannuation expenses
	Superannuation interest cost	—	—	—	—	—	—
	Other superannuation expenses	95	71	70	80	86	90
	Other operating expenses	2,399	3,115	3,088	3,172	3,353	3,385
	Depreciation and amortisation	1,726	1,699	1,897	2,140	2,347	2,566
	Other interest expenses	1,327	1,478	2,136	2,398	2,822	3,045
	Grants expenses	24	54	3	3	3	3
	Other property expenses	182	230	194	435	518	606
	Total Expenses from Transactions	7,930	8,800	9,956	10,934	11,977	12,726

Equals	Net Operating Balance	1,181	1,177	604	854	828	1,294

Plus	Other economic flows—included in operating result	(49)	511	429	77	62	48

Equals	Operating Result	1,132	1,688	1,034	931	890	1,342

Plus	Other economic flows—other movements in equity	396	(763)	(365)	134	(81)	(837)

Equals	Comprehensive Result—Total Change In Net Worth	1,528	925	668	1,065	809	505

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,181	1,177	604	854	828	1,294

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	7,919	8,756	9,985	7,439	7,051	4,933
	Less Sales of non-financial assets	84	18	92	77	52	88
	Less Depreciation	1,726	1,699	1,897	2,140	2,347	2,566
	Plus Change in inventories	29	134	24	2	40	(22)
	Plus Other movements in non-financial assets	(12)	(14)	23	26	28	31
	Equals Total Net Acquisition of Non-financial Assets	6,126	7,158	8,045	5,250	4,719	2,289

Equals	Net Lending / (Borrowing)	(4,946)	(5,982)	(7,441)	(4,396)	(3,891)	(995)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.3

Non-financial Public Sector Operating Statement1

		2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
	Revenue from Transactions
	Taxation revenue	9,126	9,377	9,921	10,631	11,433	12,258
	Grants revenue	15,277	15,967	15,755	16,116	16,327	16,775
	Sales of goods and services	9,320	10,061	11,494	12,612	13,640	14,806
	Interest income	2,267	1,015	2,295	2,346	2,435	2,520
	Dividend and income tax equivalent income	38	39	28	33	40	249
	Other revenue	2,121	2,221	4,398	3,547	3,417	3,262
	Total Revenue from Transactions	38,149	38,680	43,890	45,286	47,292	49,870

Less	Expenses from Transactions
	Employee expenses	14,704	14,898	16,373	17,311	18,327	19,365
	Superannuation expenses
	Superannuation interest cost	969	996	1,219	1,280	1,337	1,389
	Other superannuation expenses	1,776	1,984	2,029	2,089	2,155	2,179
	Other operating expenses	8,419	9,136	9,658	9,761	10,114	10,339
	Depreciation and amortisation	3,741	3,957	4,561	4,861	5,113	5,448
	Other interest expenses	1,638	1,779	2,579	3,077	3,650	4,101
	Grants expenses	6,355	6,710	6,889	6,539	6,697	6,838
	Total Expenses from Transactions	37,573	39,460	43,307	44,918	47,392	49,661

Equals	Net Operating Balance	547	(781)	583	367	(101)	209

Plus	Other economic flows—included in operating result	1	620	625	69	50	41

Equals	Operating Result	548	(161)	1,207	437	(51)	251

Plus	Other economic flows—other movements in equity	4,785	5,276	4,261	3,709	3,834	3,502

Equals	Comprehensive Result—Total Change In Net Worth	5,333	5,116	5,469	4,145	3,783	3,753

	KEY FISCAL AGGREGATES

	Net Operating Balance	547	(781)	583	367	(101)	209

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	13,383	13,979	16,637	14,132	13,641	10,757
	Less Sales of non-financial assets	415	452	432	360	386	344
	Less Depreciation	3,741	3,957	4,561	4,861	5,113	5,448
	Plus Change in inventories	91	179	121	11	71	32
	Plus Other movements in non-financial assets	(146)	(9)	224	76	78	81
	Equals Total Net Acquisition of Non-financial Assets	9,172	9,741	11,989	8,999	8,291	5,079

Equals	Net Lending / (Borrowing)	(8,624)	(10,522)	(11,406)	(8,631)	(8,391)	(4,870)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.4

General Government Sector Balance Sheet1

	2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Assets
Financial Assets
Cash and deposits	2,069	2,752	2,204	1,871	1,616	1,347
Advances paid	753	743	816	889	951	990
Investments, loans and placements	29,046	27,069	28,218	29,712	31,205	32,697
Receivables	2,256	2,817	2,864	3,153	3,345	3,616
Equity
Investments in other public sector entities	20,477	20,000	20,669	21,734	22,542	23,047
Investments—other	259	39	39	39	39	40
Total Financial Assets	54,859	53,420	54,811	57,398	59,699	61,737

Non-financial Assets
Land and other fixed assets	94,726	99,876	107,569	114,144	120,603	126,294
Other non-financial assets	5,451	5,562	5,829	6,318	6,844	7,498
Total Non-financial Assets	100,177	105,437	113,399	120,462	127,447	133,792

Total Assets	155,036	158,857	168,209	177,860	187,146	195,529

Liabilities
Advances received	447	545	530	506	492	479
Borrowing	6,711	5,648	8,781	13,295	17,719	21,329
Superannuation liability	19,955	20,849	21,874	22,816	23,674	24,442
Other employee benefits	3,407	3,499	3,665	3,686	3,820	3,950
Payables	2,431	2,449	2,388	2,466	2,549	2,640
Other liabilities	2,286	2,774	2,408	2,382	2,402	2,448
Total Liabilities	35,237	35,762	39,646	45,152	50,656	55,287

Net Worth	119,799	123,095	128,563	132,708	136,490	140,243

Net Financial Worth	19,622	17,657	15,164	12,246	9,043	6,451
Net Financial Liabilities	855	2,343	5,504	9,488	13,499	16,596
Net Debt	(24,709)	(24,371)	(21,928)	(18,670)	(15,560)	(13,227)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.5

Public Non-financial Corporations Sector Balance Sheet1

	2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Assets
Financial Assets
Cash and deposits	1,497	1,857	1,461	1,675	1,901	2,179
Advances paid	294	291	253	226	203	180
Investments, loans and placements	1,152	383	321	309	307	310
Receivables	931	1,319	1,547	1,616	1,709	1,753
Equity
Investments—other	199	278	80	97	115	134
Total Financial Assets	4,074	4,128	3,662	3,923	4,235	4,556

Non-financial Assets
Land and other fixed assets	46,624	46,534	55,707	61,501	66,854	69,501
Other non-financial assets	595	1,538	2,087	2,140	2,127	2,135
Total Non-financial Assets	47,219	48,073	57,794	63,642	68,982	71,636

Total Assets	51,292	52,201	61,456	67,565	73,217	76,192

Liabilities
Deposits held	64	57	58	58	59	60
Borrowing	24,163	24,755	32,823	37,335	41,471	43,065
Superannuation liability	(161)	(279)	(278)	(278)	(278)	(278)
Other employee benefits	645	716	729	741	755	771
Payables	1,501	2,058	2,234	2,335	2,512	2,702
Other liabilities	6,329	6,755	7,082	7,501	8,017	8,688
Total Liabilities	32,543	34,062	42,649	47,693	52,536	55,007

Net Worth	18,749	18,138	18,807	19,872	20,681	21,185

Net Financial Worth	(28,470)	(29,934)	(38,987)	(43,770)	(48,301)	(50,450)
Net Debt	21,285	22,282	30,847	35,183	39,119	40,455

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.6

Non-financial Public Sector Balance Sheet1

	2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Assets
Financial Assets
Cash and deposits	3,566	4,609	3,665	3,545	3,516	3,526
Advances paid	990	1,016	1,051	1,098	1,137	1,153
Investments, loans and placements	30,198	27,451	28,539	30,022	31,512	33,007
Receivables	2,426	3,010	3,260	3,372	3,517	3,610
Equity
Investments in other public sector entities	1,763	1,896	1,896	1,896	1,896	1,896
Investments—other	458	318	119	136	155	174
Total Financial Assets	39,401	38,301	38,532	40,069	41,733	43,367

Non-financial Assets
Land and other fixed assets	141,316	146,375	163,242	175,611	187,423	195,761
Other non-financial assets	386	522	1,275	1,404	1,391	1,378
Total Non-financial Assets	141,702	146,897	164,517	177,015	188,814	197,139

Total Assets	181,103	185,198	203,049	217,084	230,547	240,506

Liabilities
Deposits held	66	58	58	59	59	60
Advances received	448	545	530	506	492	479
Borrowing	30,817	30,385	41,587	50,613	59,172	64,376
Superannuation liability	19,793	20,570	21,595	22,537	23,396	24,163
Other employee benefits	4,053	4,214	4,394	4,426	4,574	4,720
Payables	3,201	3,395	3,486	3,419	3,538	3,598
Other liabilities	2,926	2,936	2,836	2,816	2,824	2,866
Total Liabilities	61,303	62,103	74,486	84,376	94,056	100,262

Net Worth	119,799	123,095	128,563	132,708	136,490	140,243
Net Financial Worth	(21,902)	(23,802)	(35,954)	(44,307)	(52,323)	(56,895)
Net Financial Liabilities	23,665	25,698	37,850	46,203	54,219	58,792
Net Debt	(3,555)	(2,089)	8,919	16,513	23,559	27,228

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.7

General Government Sector Cash Flow Statement1

	2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Cash Receipts from Operating Activities
Taxes received	9,271	9,551	10,105	10,842	11,752	12,611
Grants and subsidies received	15,029	15,396	15,526	16,017	16,228	16,669
Sales of goods and services	3,347	3,667	3,749	3,628	3,713	3,779
Interest receipts	2,190	832	2,197	2,249	2,315	2,399
Dividends and income tax equivalents	1,858	931	1,012	1,038	1,303	1,665
Other receipts	2,362	2,455	4,707	3,851	3,743	3,551
Total Operating Receipts	34,057	32,833	37,297	37,625	39,055	40,674

Cash Payments for Operating Activities
Payments for employees	(13,928)	(15,092)	(15,674)	(16,857)	(17,770)	(18,795)
Payments for goods and services	(6,524)	(6,714)	(7,246)	(7,268)	(7,445)	(7,670)
Grants and subsidies	(8,278)	(8,704)	(8,757)	(8,382)	(8,639)	(8,831)
Interest paid	(391)	(383)	(540)	(786)	(1,036)	(1,292)
Other payments	(696)	(697)	(739)	(577)	(578)	(578)
Total Operating Payments	(29,817)	(31,591)	(32,955)	(33,869)	(35,468)	(37,165)

Net Cash Inflows from Operating Activities	4,240	1,242	4,341	3,756	3,586	3,509

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(5,463)	(5,223)	(6,651)	(6,693)	(6,590)	(5,824)
Sales of non-financial assets	331	434	340	283	334	256
Net Cash Flows from Investments in Non-financial Assets	(5,132)	(4,789)	(6,311)	(6,410)	(6,256)	(5,568)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(885)	1,020	(389)	(692)	(549)	(393)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,583)	716	(1,086)	(1,409)	(1,402)	(1,392)

Receipts from Financing Activities
Advances received (net)	(14)	(1)	(18)	(27)	(17)	(17)
Borrowing (net)	3,569	3,531	2,915	4,448	4,383	3,593
Other financing (net)	—	(8)	—	—	—	—

Net Cash Flows from Financing Activities	3,555	3,522	2,897	4,421	4,366	3,576

Net Increase/(Decrease) in Cash held	195	1,711	(548)	(334)	(255)	(269)
Net cash from operating activities	4,240	1,242	4,341	3,756	3,586	3,509
Net cash flows from investments in non-financial assets	(5,132)	(4,789)	(6,311)	(6,410)	(6,256)	(5,568)
Cash Surplus/(Deficit)	(892)	(3,547)	(1,970)	(2,654)	(2,669)	(2,059)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(892)	(3,547)	(1,970)	(2,654)	(2,669)	(2,059)
Acquisitions under finance leases and similar arrangements	—	(80)	(152)	—	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(892)	(3,627)	(2,122)	(2,654)	(2,669)	(2,059)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.8

Public Non-financial Corporations Sector Cash Flow Statement1

	2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	2,242	2,064	1,904	1,928	2,024	2,084
Sales of goods and services	7,395	7,833	8,647	10,028	11,073	12,105
Interest receipts	75	171	93	90	96	96
Dividends and income tax equivalents	5	12	—	—	—	—
Other receipts	1,009	825	702	784	780	865
Total Operating Receipts	10,726	10,906	11,346	12,830	13,974	15,150

Cash Payments for Operating Activities
Payments for employees	(2,189)	(2,256)	(2,625)	(2,775)	(2,920)	(3,105)
Payments for goods and services	(3,044)	(3,791)	(3,944)	(3,650)	(3,753)	(3,689)
Grants and subsidies	(32)	(12)	..	..	..	..
Interest paid	(1,155)	(1,226)	(1,759)	(2,226)	(2,624)	(2,927)
Other payments	(1,846)	(896)	(731)	(950)	(1,042)	(1,092)
Total Operating Payments	(8,267)	(8,181)	(9,059)	(9,601)	(10,340)	(10,812)

Net Cash Inflows from Operating Activities	2,459	2,724	2,286	3,228	3,634	4,337

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,919)	(8,756)	(9,985)	(7,439)	(7,051)	(4,933)
Sales of non-financial assets	84	18	92	77	52	88
Net Cash Flows from Investments in Non-financial Assets	(7,836)	(8,738)	(9,894)	(7,362)	(6,999)	(4,846)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	—	536	(324)	—	—	—

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(11)	10	—	—	—	—

Receipts from Financing Activities
Borrowing (net)	4,433	5,797	8,007	4,488	4,070	1,540
Dividends paid	(841)	(713)	(861)	(831)	(1,026)	(1,144)
Deposits received (net)	(3)	23	1	1	1	1
Other financing (net)	860	(1,262)	388	690	547	391
Net Cash Flows from Financing Activities	4,449	3,843	7,535	4,348	3,591	787

Net Increase/(Decrease) in Cash held	(938)	(1,624)	(396)	214	226	278

Net cash from operating activities	2,459	2,724	2,286	3,228	3,634	4,337
Net cash flows from investments in non-financial assets	(7,836)	(8,738)	(9,894)	(7,362)	(6,999)	(4,846)
Dividends paid	(841)	(713)	(861)	(831)	(1,026)	(1,144)
Cash Surplus/(Deficit)	(6,218)	(6,727)	(8,468)	(4,965)	(4,391)	(1,653)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(6,218)	(6,727)	(8,468)	(4,965)	(4,391)	(1,653)
Acquisitions under finance leases and similar arrangements	—	—	—	—	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(6,218)	(6,727)	(8,468)	(4,965)	(4,391)	(1,653)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

Table 9.9

Non-financial Public Sector Cash Flow Statement1

	2007-08 Budget[2] $ million	2007-08 Est.Actual $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
Cash Receipts from Operating Activities
Taxes received	9,125	9,376	9,920	10,630	11,432	12,257
Grants and subsidies received	15,165	15,467	15,592	16,084	16,293	16,742
Sales of goods and services	10,568	11,292	12,197	13,453	14,581	15,675
Interest receipts	2,265	1,003	2,290	2,339	2,411	2,494
Dividends and income tax equivalents	32	50	20	28	33	240
Other receipts	3,373	3,273	5,402	4,628	4,516	4,409
Total Operating Receipts	40,528	40,461	45,421	47,161	49,266	51,816

Cash Payments for Operating Activities
Payments for employees	(16,049)	(17,253)	(18,207)	(19,527)	(20,578)	(21,783)
Payments for goods and services	(9,416)	(10,310)	(11,003)	(10,725)	(11,004)	(11,159)
Grants and subsidies	(6,204)	(6,731)	(6,930)	(6,533)	(6,692)	(6,833)
Interest paid	(1,465)	(1,528)	(2,203)	(2,904)	(3,451)	(3,982)
Other payments	(1,535)	(1,387)	(1,311)	(1,321)	(1,347)	(1,357)
Total Operating Payments	(34,669)	(37,209)	(39,654)	(41,009)	(43,073)	(45,115)

Net Cash Inflows from Operating Activities	5,859	3,252	5,767	6,152	6,193	6,701

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(13,383)	(13,979)	(16,637)	(14,132)	(13,641)	(10,757)
Sales of non-financial assets	415	452	432	360	386	344
Net Cash Flows from Investments in Non-financial Assets	(12,968)	(13,527)	(16,205)	(13,773)	(13,255)	(10,414)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(25)	287	(324)	(2)	(2)	(2)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,594)	726	(1,085)	(1,409)	(1,403)	(1,392)

Receipts from Financing Activities
Advances received (net)	(14)	(1)	(18)	(27)	(17)	(17)
Borrowing (net)	8,002	9,328	10,922	8,936	8,452	5,133
Deposits received (net)	(3)	17	1	1	1	1
Other financing (net)	—	6	(1)	—	—	—
Net Cash Flows from Financing Activities	7,986	9,349	10,904	8,910	8,436	5,116

Net Increase/(Decrease) in Cash held	(742)	86	(943)	(122)	(30)	9

Net cash from operating activities	5,859	3,252	5,767	6,152	6,193	6,701
Net cash flows from investments in non-financial assets	(12,968)	(13,527)	(16,205)	(13,773)	(13,255)	(10,414)
Cash Surplus/(Deficit)	(7,109)	(10,275)	(10,438)	(7,620)	(7,061)	(3,713)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(7,109)	(10,275)	(10,438)	(7,620)	(7,061)	(3,713)
Acquisitions under finance leases and similar arrangements	—	(80)	(152)	—	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(7,109)	(10,355)	(10,590)	(7,620)	(7,061)	(3,713)

Notes:

1.	Numbers may not add due to rounding.
2.	Numbers have been restated where subsequent changes in classification have occurred.

RECONCILIATION OF NET OPERATING BALANCE TO ACCOUNTING OPERATING RESULT

The primary difference between the net operating balance and the accounting operating result calculated under Australian Accounting Standards (AAS) is that valuation adjustments are excluded from the net operating balance.

Data presented in Table 9.10 provides a reconciliation of the General Government sector net operating balance to the accounting operating result.

Table 9.10

Reconciliation of UPF net operating balance to accounting surplus1

	2007-08 Budget $ million	2007-08 Est.Act. $ million	2008-09 Budget $ million
Net operating balance General Government sector (Table 9.1)	268	(995)	809

Remeasurement/valuation adjustments
Bad debts and amortisation	(40)	(57)	(57)
Deferred tax equivalents	210	191	329
Dividends received on privatisation sales	—	1,229	384
Market value adjustments investments/loans	30	66	16
Revaluation of provisions	(18)	62	14
Decommissioned infrastructure assets and land under roads	(143)	(143)	(143)
Gain/(loss) on assets sold/written off	11	26	36

AAS net surplus General Government sector	318	380	1,388

Note:

1.	Numbers may not add due to rounding.

GENERAL GOVERNMENT TIME SERIES

Data presented in Table 9.11 provides a time series from 2000-2001 for the General Government sector on the key fiscal aggregates used by the Government to measure financial performance. These aggregates have been backcast (as far as is possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

Table 9.11

General Government Sector1

	2000-01 Actual $ million	2001-02 Actual $ million	2002-03 Actual $ million	2003-04 Actual $ million	2004-05 Actual $ million	2005-06 Actual $ million	2006-07 Actual $ million
Revenue from Transactions
Taxation revenue	4,255	4,815	5,598	6,676	6,952	7,396	8,484
Grant revenue	9,233	10,052	10,666	11,528	12,755	13,590	14,373
Sales of goods and services	1,747	1,837	1,964	2,105	2,381	2,586	2,889
Interest income	818	(464)	(128)	2,723	2,972	3,414	3,348
Dividend and income tax equivalent income	1,116	1,287	1,036	1,148	1,028	1,057	863
Other revenue	1,109	1,316	1,118	1,035	1,473	2,039	2,024
Total Revenue	18,278	18,842	20,253	25,214	27,562	30,084	31,982

Expenses from Transactions
Employee expenses	7,452	7,969	8,431	8,972	9,595	10,615	11,731
Superannuation expenses
Superannuation interest costs	467	626	630	1,040	1,009	826	1,154
Other superannuation expenses	771	851	892	1,061	1,182	1,367	1,513
Other operating expenses	3,309	3,398	3,794	3,948	4,392	5,227	6,109
Depreciation and amortisation	1,395	1,511	1,460	1,460	1,585	1,679	1,880
Other interest expenses	337	245	222	213	209	174	180
Grant expenses	5,404	5,100	4,813	5,180	5,647	6,482	7,558
Total Expenses	19,135	19,701	20,241	21,874	23,619	26,370	30,128

Net Operating Balance	(857)	(858)	12	3,340	3,942	3,714	1,855

OTHER KEY AGGREGATES
Purchases of non-financial assets	2,520	2,416	2,232	2,415	2,843	3,186	4,418
Net acquisition of non-financial assets	813	708	155	503	1,053	1,236	2,067
Net lending / (borrowing)	(1,671)	(1,602)	(140)	2,838	2,873	2,478	(211)
Net Worth	57,623	58,093	64,894	77,723	96,433	105,035	117,831
Net Debt	(10,631)	(11,572)	(11,802)	(14,811)	(19,406)	(23,202)	(26,686)
Cash Surplus/Deficit	534	188	645	3,490	4,640	4,648	2,350

Note:

1.	Numbers may not add due to rounding.

Source: Budget Papers and Outcomes Reports for Queensland 2000-01 to 2006-07. (Numbers have been recast for recent changes to UPF presentation.)

OTHER GENERAL GOVERNMENT UPF DATA

Data in the following tables is presented in accordance with the Uniform Presentation Framework.

Grants

Data presented in Tables 9.12(a) and 9.12(b) provides details of General Government current and capital grant revenue and expenses.

Table 9.12(a)

General Government Sector Grant Revenue1

	2007-08 Est. Act. $ million	2008-09 Budget $ million
Current grant revenue
Current grants from the Commonwealth
General purpose grants	10,977	11,239
Specific purpose grants	1,377	1,196
Specific purpose grants for on-passing	1,628	1,683
Total current grants from the Commonwealth	13,983	14,119
Other contributions and grants	491	512
Total current grant revenue	14,474	14,631
Capital grant revenue
Capital grants from the Commonwealth
General purpose grants	20	18
Specific purpose grants	968	1,012
Specific purpose grants for on-passing	25	25
Total capital grants from the Commonwealth	1,012	1,054
Other contributions and grants	6	3
Total capital grant revenue	1,018	1,056
Total grant revenue	15,492	15,687

Note:

1.	Numbers may not add due to rounding.

Table 9.12(b)

General Government Sector Grant Expense1

	2007-08 Est. Act. $ million	2008-09 Budget $ million
Current grant expense
Private and Not-for-profit sector	3,446	3,823
Private and Not-for-profit sector on-passing	1,281	1,319
Local Government	149	143
Local Government on-passing	347	364
Grants to other sectors of Government	1,964	1,799
Other	226	165
Total current grant expense	7,413	7,613

Capital grant expense
Private and Not-for-profit sector	261	290
Private and Not-for-profit sector on-passing	25	25
Local Government	555	526
Grants to other sectors of Government	20	28
Other	367	231
Total capital grant expense	1,228	1,100
Total grant expense	8,641	8,713

Note:

1.	Numbers may not add due to rounding.

Dividend and Income Tax Equivalent Income

Table 9.13 provides details of the source of Dividend and Income Tax Equivalent income in the General Government sector.

Table 9.13

General Government Sector Dividend and Income Tax Equivalent Income1

	2007-08 Est. Act. $ million	2008-09 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	1,190	1,023
Dividend and Income Tax Equivalent income from PFC sector	23	24
Other Dividend income	4	4
Total Dividend and Income Tax Equivalent income	1,217	1,051

Note:

1.	Numbers may not add due to rounding.

Expenses by function

Data presented in Table 9.14 provides details of General Government sector expenses by function.

Table 9.14

General Government Sector Expenses by Function1

	2007-08 Budget $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million	2009-10 Projection $ million	2010-11 Projection $ million	2011-12 Projection $ million
General public services	1,744	2,001	2,065	2,003	2,057	2,223
Public order and safety	2,924	3,055	3,316	3,527	3,709	3,958
Education	7,403	7,607	7,963	8,365	8,607	8,829
Health	7,745	7,893	8,944	9,387	9,925	10,260
Social security and welfare	1,917	1,873	2,104	2,087	2,231	2,377
Housing and community amenities	1,511	1,161	1,233	1,194	1,176	1,226
Recreation and culture	787	793	814	812	828	846
Fuel and energy	1,048	1,317	1,068	1,002	1,029	1,055
Agriculture, forestry, fishing and hunting	886	1,003	930	822	837	889
Mining, manufacturing and construction	131	140	157	162	163	175
Transport and communications	3,521	3,772	3,907	4,063	4,315	4,532
Other economic affairs	753	765	864	783	737	750
Other purposes	1,912	1,892	2,407	2,492	2,810	3,000
Total Expenses	32,282	33,271	35,772	36,700	38,422	40,120

Note:

1.	Numbers may not add due to rounding.

Purchases of non-financial assets by function

Data presented in Table 9.15 provides details of General Government sector purchases of non-financial assets by function.

Table 9.15

General Government Sector Purchases of Non-financial Assets by Function1

	2007-08 Budget $ million	2007-08 Est. Act. $ million	2008-09 Budget $ million
General public services	349	413	424
Public order and safety	725	613	970
Education	439	443	527
Health	556	544	902
Social security and welfare	170	63	152
Housing and community amenities	368	333	340
Recreation and culture	94	112	164
Agriculture, forestry, fishing and hunting	51	59	67
Mining, manufacturing and construction	7	11	20
Transport and communications	2,648	2,604	2,947
Other economic affairs	55	30	138
Total Purchases	5,463	5,223	6,651

Note:

1.	Numbers may not add due to rounding.

Taxes

Data presented in Table 9.16 provides details of taxation revenue collected by the General Government sector.

Table 9.16

General Government Sector Taxes1

	2007-08 Est.Actual $ million	2008-09 Budget $ million
Taxes on employers’ payroll and labour force	2,482	2,702

Taxes on property
Land taxes	622	797
Stamp duties on financial and capital transactions	3,306	3,156
Other	353	391

Taxes on the provision of goods and services
Taxes on gambling	886	950
Taxes on insurance	449	468

Taxes on use of goods and performance of activities
Motor vehicle taxes	1,325	1,509
Other	128	133

Total Taxation Revenue	9,552	10,106

Note:

1.	Numbers may not add due to rounding.

Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 9.17 presents the State’s revised LCA Budget allocation and the Loan Council endorsed LCA for 2008-09.

Table 9.17

Loan Council Allocation1

		2008-09 Nomination $ million	2008-09 Budget $ million
	General Government sector cash deficit/(surplus)[2]	1,983	1,970
	PNFC sector cash deficit/(surplus)[2]	6,061	8,468

	Non Financial Public Sector cash deficit/(surplus)[2]	8,043	10,438
	Acquisitions under finance leases and similar arrangements[3]	—	(152)

Equals	ABS GFS cash deficit/(surplus)	8,043	10,590

Less	Net cash flows from investments in financial assets for policy purposes	—	(324)
Plus	Memorandum items[4]	506	506

	Loan Council Allocation	8,549	11,420

Notes:

1.	Numbers may not add due to rounding.
2.	Figures in brackets represent surpluses.
3.	Finance leases are shown with a negative sign as they are deducted in compiling the ABS GFS cash deficit/surplus.
4.	Memorandum items include operating leases and local government borrowings.

The State’s Budget LCA allocation is a deficit of $11.42 billion. This compares to the LCA nomination of $8.549 billion.

A tolerance limit of two per cent of Non-financial Public sector receipts applies between the LCA nomination and the Budget allocation. For 2008-09, the LCA Budget allocation exceeds the LCA nomination by more than the two per cent tolerance limit.

The increased deficit is largely due to higher net borrowing requirements as a result of increased spending on capital infrastructure in the PNFC sector.

BACKGROUND AND INTERPRETATION OF UNIFORM PRESENTATION FRAMEWORK

As mentioned in the introduction to this chapter, the UPF has recently been reviewed following the release of the Australian Accounting Standards Board’s (AASB) new accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

The new standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

Accrual GFS framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refer to a unit’s holdings of assets, liabilities and net worth at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating result.

Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities have been required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the Australian Accounting Standards Board (AASB).

Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and so the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches:

•	Adoption of GAAP definition, recognition and measurement principles in almost all cases

•

Amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS

•	Expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. There are a number of important areas where the UPF provides either additional information or clearer guidance on the preparation of government financial statements to that of AASB 1049. For example, the Australian, state and territory governments agree that net debt, a fiscal indicator not required by the new standard, continues to be an important indicator in transparent budget reporting and should continue to be presented on the face of the financial statements as a fiscal aggregate. Further, the UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the new accounting standard applies only to outcome reports.

Therefore, rather than replacing the UPF with the new accounting standard, the framework was updated to align with AASB 1049. Australian, state and territory governments agreed that the updated framework would continue to provide a common core of comparable financial information in their budget papers and comparable data amongst jurisdictions while maintaining at least the current level of transparency.

Aligning the framework with AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements as AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information in order to comply with AASB 1049.

Major disclosure differences arising from the adoption of the revised UPF are outlined in Box 9.1.

Box 9.1

Major disclosure differences arising from the adoption of the revised Uniform Presentation Framework

ALL SECTORS

Operating Statement

•	Current and capital grants revenue and expenses have been grouped together in the Operating statement.

•	Dividend and income tax equivalent income has been split out from Other revenue.

•	Superannuation expenses have been separately disclosed from Employee expenses.

•	Other economic flows are now shown on the Operating statement, separated into those affecting the Operating result (or accounting profit) and those affecting equity or reserves.

Balance Sheet

•	Deferred tax assets and liabilities are now recognised in the balance sheet in the categories Other non-financial assets and Other liabilities respectively.

•	Prepayments are included in Other non-financial assets rather than with receivables, which reduces the Net financial worth.

Cash Flow Statement

•	Interest receipts and Dividend and income tax equivalent receipts have been split out from Other receipts.

•	Payments for employees have been separated from Payments for goods and services.

GENERAL GOVERNMENT SECTOR

Operating Statement

•	Expanded grant revenue and expense information is supplied in two additional tables 9.12 (a) and (b).

•	Additional information on Dividend and income tax equivalent income is supplied in Table 9.13.

Balance Sheet

•	The recognition of deferred tax assets and liabilities in the balance sheet is offset exactly by a reduction in the Investment in other public sector entities.

•	Net worth is therefore not impacted by this change but Net financial worth is, as the Deferred tax assets are disclosed as non-financial.

PUBLIC NON-FINANCIAL SECTOR

Operating Statement

•	Competitive neutrality fees, performance dividends and credit margin fees are now included in Other interest expenses rather than other operating expenses.

•	The Net operating balance for the PNFC sector no longer includes dividends declared and paid, and these are now included in Other economic flows—other movements in equity.

•	This also impacts on the Net lending aggregate which now excludes dividends.

•	The Operating result for the PNFC sector is effectively accounting profit after tax.

Balance Sheet

•	The overfunded defined benefit superannuation is classified as a negative liability rather than an asset.

•	The net worth of the PNFC sector is reduced by the recognition of deferred tax assets and liabilities in the balance sheet.

•	The Net financial worth is reduced by the amount of the deferred tax liabilities as well as the deferred tax asset which disclosed as non-financial.

Cash Flow Statement

•	Income tax paid is included in Other payments in the cash flow statement rather than Distributions paid, which increases the Cash surplus/(deficit).

Operating statement

The operating statement combines the net result from transactions (net operating balance) and the impact of other economic flows to calculate the comprehensive result (total change in net worth). Neither other economic flows nor the comprehensive result were required under the former UPF.

Net operating balance is represented by revenues less expenses from transactions and excludes any other economic flows such as revaluations, gains or losses on asset disposals and allowances for doubtful debts.

In addition to the net result from transactions (net operating balance), the operating statement also includes other economic flows which are the total change in net worth driven by economic flows other than through transactions. Other economic flows are split between those that relate to the operating result (under GAAP) and those that relate to equity. The total of the net operating balance and all other economic flows equals the comprehensive result (total change in net worth).

Net lending is the net operating balance less net acquisition of non-financial assets. It is also referred to as the fiscal balance. It measures, in accrual terms, the gap between Government savings plus net capital transfers and investment in non-financial assets. A surplus indicates that the State Government is placing financial resources at the disposal of other sectors of the economy, whilst a deficit reflects the State utilising the financial resources of other sectors. Queensland’s net lending is driven by the size of the State’s capital program.

Balance sheet

The balance sheet shows stocks of financial and non-financial assets and liabilities. Key indicators in the balance sheet are net worth, net financial worth, net financial liabilities and net debt.

Net worth, also known as net assets, is defined as total assets less total liabilities. It provides a more comprehensive picture of a government’s position as all assets and liabilities are taken into account.

Net financial worth, on the other hand, is calculated as financial assets minus total liabilities. It measures a government’s net holdings of financial assets.

Net financial liabilities (a new key aggregate for the UPF) is calculated by deducting equity investments in the PNFC/PFC sectors from the net financial worth.

Net debt is represented by the sum of selected financial liabilities (such as deposits held, advances received and borrowings) minus the sum of selected financial assets (cash and deposits, loans and placements). It provides an indication of the strength of a government’s financial position.

Cash flow statement

Cash means cash on hand (notes and coins held and deposits held at call with a bank or financial institution) and cash equivalents (highly liquid investments readily convertible to cash and overdrafts considered integral to the cash management functions).

The cash flow statement demonstrates how cash is generated and applied in a single accounting period.

The cash surplus/deficit is the cash counterpart of the fiscal balance as disclosed in the operating statement. A surplus reflects the availability of cash to increase the State’s financial assets or decrease its liabilities, whilst a deficit reflects the requirement for cash either by running down the State’s financial assets or by drawing on the cash reserves of other sectors of the economy. It comprises net cash received/paid from operating activities, from sales and purchases of non-financial assets and from financing activities.

SECTOR CLASSIFICATION

GFS data is presented by institutional sector, distinguishing between the General Government sector and the Public Non-financial Corporations (PNFC) sector.

Budget reporting focuses on the General Government sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This sector comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include QR and the energy entities.

Together, the General Government sector and the PNFC sector comprise the Non-financial Public sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the Australian Bureau of Statistics at www.abs.gov.au.

REPORTING ENTITIES

The reporting entities included in the General Government and PNFC sectors for the 2008-09 Budget are provided below.

General Government

Child Safety

Communities

Corrective Services

Disability Services Queensland

Education, Training and the Arts

Electoral Commission of Queensland

Emergency Services

Employment and Industrial Relations

Environmental Protection Agency

Forestry Plantations Queensland Office

Health

Housing

Infrastructure and Planning

Justice and Attorney-General

Legislative Assembly

Local Government, Sport and Recreation

Main Roads

Mines and Energy

Natural Resources and Water

Office of the Governor

Office of the Ombudsman

Public Service Commissioner

Police

Premier and Cabinet

Primary Industries and Fisheries

Public Works

Queensland Audit Office

The Public Trustee of Queensland

Tourism, Regional Development and Industry

Transport

Treasury

Departments

Statutory Authorities

Anti-Discrimination Commission

Australian Agricultural College Corporation

Board of the Queensland Museum

City North Infrastructure Pty Ltd

Commission for Children and Young People and Child Guardian

Crime and Misconduct Commission

Family Responsibilities Commission

Health Quality and Complaints Commission

Legal Aid Queensland

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of the Information Commissioner

Prostitution Licensing Authority

Queensland Art Gallery Board of Trustees

Queensland Building Services Authority

Queensland Events Corporation Pty Ltd

Queensland Future Growth Corporation

Queensland Performing Arts Trust

Queensland Rural Adjustment Authority (QRAA)

Queensland Studies Authority

Queensland Treasury Holdings Pty Ltd

Residential Tenancies Authority

South Bank Corporation

Southbank Institute of Technology

The Council of The Queensland Institute of Medical Research

Tourism Queensland

Urban Land Development Authority

Workers’ Compensation Regulatory Authority (Q-Comp)

Commercialised Business Units

CITEC

Goprint

Main Roads—RoadTek

Project Services

Property Services Group

QBuild

QFleet

SDS

Shared Service Providers

Corporate Administration Agency

Corporate and Professional Services

CorpTech

Queensland Health Shared Service Provider

Shared Service Agency

Public Non-financial Corporations

Cairns Ports

CS Energy Ltd

DBCT Holdings Pty Ltd

ENERGEX Ltd

Ergon Energy Corporation Limited

Forestry Plantations Queensland

Gladstone Area Water Board

Gladstone Ports Corporation

Gold Coast Events Co Pty Ltd

Mackay Ports

Major Sports Facilities Authority

Mount Isa Water Board

Port of Brisbane Corporation Limited

Port of Townsville

Ports Corporation of Queensland Limited

Powerlink Queensland

Queensland Bulk Water Supply Authority

Queensland Bulk Water Transport Authority

Queensland Lottery Corporation Pty Ltd

Queensland Manufactured Water Authority

Queensland Motorways Limited

Queensland Power Trading Corporation (Enertrade)

QR Limited

Queensland Water Infrastructure Pty Ltd

SEQ Water Grid Manager

South East Queensland (Gold Coast) Desalination Company Pty Ltd

Southern Regional Water Pipeline Company Pty Ltd

Stanwell Corporation Ltd

SunWater

Tarong Energy Corporation Ltd

The Trustees of Parklands Gold Coast

Western Corridor Recycled Water Pty Ltd

ZeroGen Pty Ltd

APPENDIX A—TAX EXPENDITURE STATEMENT

OVERVIEW

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. As required by the Charter of Social and Fiscal Responsibility, this Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including:

•	tax exemptions

•	the application of reduced tax rates to certain groups or sectors of the community

•	tax rebates

•	tax deductions

•	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

THE TAX EXPENDITURE STATEMENT

This year’s statement includes 2006-07 and 2007-08 estimates of tax expenditures for payroll tax, land tax, duties, the community ambulance cover and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table A.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

Table A.1

Tax expenditure summary1

	2006-07[2] $ million	2007-08 $ million
Payroll Tax
Exemption threshold[3]	901	999
Deduction scheme[4]	171	218
Section 14 exemptions
Local Government	87	95
Education	140	153
Hospitals	215	235
Total Payroll Tax	1,514	1,700

Land Tax
Liability thresholds[5]	293	354
Graduated land tax scale	142	131
Primary production deduction	60	75
Section 13 exemptions not included elsewhere[6]	46	55
Land developers’ concession	15	14
Total Land Tax	556	629

Duties
Transfer duty on residential property
Home concession	390	402
First home concession	205	222
First home vacant land concession	2	2
Insurance duty
Non-life insurance	111	116
Workcover	23	21
Health insurance	129	145
Total Duties	860	908

Community Ambulance Cover
Concession to pensioners and seniors[7]	42	44
Taxes on Gambling
Gaming machine taxes	114	119
Casino taxes	6	10
Total Gambling Tax	120	129

Notes:

1.	Numbers may not add due to rounding.
2.	2006-07 estimates may have been revised since last year’s Budget.
3.	Exemption threshold of $1 million applies.
4.	Deduction of $1 million, which reduces by $1 for every $3 above $1 million, is applicable to employers with an annual payroll between $1 million and $4 million.
5.	Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
6.	Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.
7.	Estimates are based on the revenue foregone through the use of the levy exemption by pensioners and senior citizens.

DISCUSSION OF INDIVIDUAL TAXES

Payroll tax

The benchmark tax base for payroll tax is assumed to be all wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Pay-roll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1 million or less are exempt from payroll tax. On the basis of average weekly earnings, this threshold corresponds to approximately 18 full-time equivalent employees. This concession is designed to assist small and medium sized businesses.

Deduction scheme

Employers who employ in Queensland with Australian payrolls between $1 million and $4 million benefit from a deduction of $1 million, which reduces by $1 for every $3 by which the annual payroll exceeds $1 million. In 2006-07 and 2007-08, there is no deduction for employers or groups with an annual payroll in excess of $4 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Pay-roll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land above a threshold which depends on the land’s ownership. In 2006-07, the thresholds were $300,000 for companies, trusts and absentees and $500,000 for resident individuals. In 2007-08, the threshold for companies, trusts and absentees was increased to $350,000 and for resident individuals was increased to $600,000.

Residential land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount ($500 in 2006-07 and $1,200 in 2007-08) is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $3 million for resident individuals and $2 million for companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Section 13 exemptions (not elsewhere included)

A number of land tax exemptions are granted under Section 13 of the Land Tax Act 1915 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

From 1 July 1998, land developers have been charged land tax on 60% of the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year. This concession is outlined in Section 3CA of the Land Tax Act 1915.

Transfer duty concession on residential property

The benchmark tax base is assumed to be all sales of residential property within Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. From 1 July 2006, a concessional rate of 1% has applied on dutiable values up to $320,000 compared to the normal schedule of rates between 1.5% and 3.5%. For properties valued over $320,000, the scheduled rates of transfer duty applied on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. Duty relief is provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

Since 1 January 2007, a first home concession has been available for the purchase of certain vacant land up to the value of $300,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (except for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

The rate of duty applicable to most types of general insurance is 7.5%. Concessional rates apply to some other general insurance types (5% for motor vehicle insurance other than compulsory third party (CTP), workers’ compensation and professional indemnity insurance and 10c on a premium for CTP insurance). Data limitations mean that these insurance types are categorised into non-life insurance cover and WorkCover. An exemption from duty is also provided for private health insurance.

Duty on mortgages—home concessions and first home concessions

The benchmark tax base is assumed to be all mortgages and loans taken out in Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

A concession from duty is allowed where a home mortgage secures an advance attributable to the purchase or construction of the borrower’s home.

The data required to estimate the revenue foregone is not available.

Community Ambulance Cover

Concession to pensioners and seniors

Pensioners and senior card holders are exempt from paying the Community Ambulance Cover charge levied quarterly on electricity accounts.

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A concessional graduated tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated on the gaming machine monthly metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. In addition concessional rates also apply for revenue from high rollers in all casinos. High roller revenue is taxed at 10% in the Brisbane and Gold Coast casinos and 8% for the Cairns and Townsville Casinos. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

APPENDIX B—CONCESSIONS STATEMENT

INTRODUCTION

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage.

This statement serves to highlight the cost and nature of concessions covering both concessions which are reflected as outlays in the Budget (for example, direct subsidy payments) and revenue foregone through fees and charges which are set at a rate lower than that applying to the wider community.

Varying methods have been used to estimate the cost of concessions depending on the nature of the concession, including:

•	direct Budget outlay cost (for example, direct subsidy or rebate payments)

•	revenue foregone (for example, concessional fees and charges)

•	cost of goods and services provided.

Table B.1 sets out the cost of concessions by agency. The total value of concessions is estimated at $1 billion in 2008-09.

Table B.1

Concessions by agency1

Agency	2007-08 Est.Act. $ million	2008-09 Estimate $ million
Department of Communities
Electricity Rebate Scheme	67.5	86.5
Electricity Life Support Scheme	0.7	0.8
Pensioner Rate Subsidy Scheme	44.3	49.3
Rail Concession Scheme	34.1	35.0
Reticulated Natural Gas Rebate Scheme	—	5.8
Home Energy Emergency Assistance Scheme	1.1	2.7
SEQ Pensioner Water Subsidy Scheme	—	6.5

Department of Education, Training and the Arts
Living Away from Home Allowances Scheme	6.0	6.4
School Transport Assistance for Students with Disabilities	30.0	30.0
Non-State School Transport Assistance Scheme[2]	2.8	4.4
Venue Hire and Lease Discount—Judith Wright Centre of Contemporary Art	0.4	0.4
Arts Concessional Entry Fees	1.0	0.9
Venue Hire Discount—Queensland Performing Arts Trust	0.4	0.3
TAFE Concessions	15.5	15.4

Department of Emergency Services
Urban Fire Levy Concession	5.4	5.7

Environmental Protection Agency
Environmental Licence Fee Waiver[3]	0.1	—
Entry and Tour Fee Concessions	0.1	0.2

Queensland Health
Spectacles Supply Scheme	6.4	6.4
Medical Aids Subsidy Scheme	22.0	25.8
Patient Travel Subsidy Scheme	34.4	34.5
Oral Health Scheme	99.2	103.1

Department of Housing
Aboriginal and Torres Strait Islander Housing Rental Rebate	14.3	14.5
Public Rental Housing Rebate[4]	256.2	291.5

Department of Justice and Attorney-General
Public Trustee of Queensland—Rebates of Fees	17.7	18.6

Department of Local Government, Sport and Recreation
Active Recreation Centres—Concessional Usage Rates	0.1	0.2

Department of Natural Resources and Water
Rebates on Fixed Water Charges	3.6	5.0

Table B.1 (continued)

Concessions by agency1

Agency	2007-08 Est.Act. $ million	2008-09 Estimate $ million
Department of the Premier and Cabinet
South Bank Corporation—Venue Hire Discounts	0.2	0.2

Department of Primary Industries and Fisheries
Drought Rate Rebate Scheme[5]	8.5	—

Department of Transport
Transport Concessions incl. Taxi Subsidies	70.7	74.3
Motor Vehicle Registration Concession	50.6	51.9
Recreational Ship Registration Concession	0.8	0.8
School Transport Assistance Scheme	125.7	129.6

Total	919.9	1,006.8

Notes:

1.	Numbers may not add due to rounding.
2.	2007-08 estimated actual includes a return of $1.6M excess funds previously accumulated by the Queensland Catholic Education Commission.
3.	Due to the introduction of new environmental protection regulation, this concession will cease on 1 January 2009.
4.	Increases in markets rents have resulted in an increased estimated level of rental rebate for 2008-09.
5.	This scheme will cease on 30 June 2008.

Department of Communities

The Department of Communities has responsibility for the Queensland Government Electricity Rebate Scheme that provides a rebate on the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate Totally and Permanently Incapacitated (TPI) pension.

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home-based life support systems such as oxygen concentrators and kidney dialysis machines.

The Pensioner Rate Subsidy Scheme alleviates the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

The Queensland Rail Concessions Scheme assists pensioners, veterans and seniors to reduce the cost of public transport and to maintain an active and healthy lifestyle.

Two additional schemes were introduced in the 2007-08 financial year—the Reticulated Natural Gas Rebate Scheme and the Home Energy Emergency Assistance Scheme.

The Reticulated Natural Gas Rebate Scheme provides a rebate off the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate Totally and Permanently Incapacitated (TPI) pension.

The Home Energy Emergency Assistance Scheme provides one-off emergency assistance to low income households suffering a short term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account and are at risk of disconnection.

To lessen the impact of increased water prices on pensioners, the Government has established the South East Queensland (SEQ) Pensioner Water Subsidy Scheme. It will be phased in over three years with the increased water prices and will provide a subsidy of $40 in 2008-09, $70 in 2009-10 and $100 from 2010-11. The Scheme, which will only apply to eligible pensioners in the SEQ Water Grid, will be in addition to the current Pensioner Rate Subsidy Scheme of up to $180 per annum.

Department of Education, Training and the Arts

The Department of Education, Training and the Arts provides a living away from home allowance to students in Years 1 to 12 in state and non-state schools whose homes are geographically isolated from local schools. The allowances offset the costs associated with boarding away from home to attend school on a daily basis and include tuition and travel costs.

The Department also offers assistance to students with disabilities to access school programs to meet their educational needs. Assistance is in the form of the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains, or an allowance for parents who drive their children to school.

The Non-State School Transport Assistance Scheme assists families of students attending non-state schools outside Brisbane whose bus fare is over a weekly threshold amount. The program also assists families of students with disabilities who attend a non-state school.

Discounts apply to venue rental fees charged to arts and community organisation hirers and rent reductions apply to lease amounts for resident cultural organisation tenants at the Judith Wright Centre of Contemporary Art.

Concessional ticket entry fees apply to a variety of concession card holders, students, children and families for special exhibitions at the Queensland Art Gallery and the Queensland Museum.

Queensland Performing Arts Trust offers discounts on venue rental fees charged to Government funded organisations, primarily Opera Queensland, Queensland Ballet, Queensland Orchestra and Queensland Theatre Company.

Concessions on TAFE tuition fees for Government-funded training are offered to a range of concession card holders, students of Aboriginal and Torres Strait Islander descent and students who can demonstrate extreme financial hardship.

Department of Emergency Services

Pensioners are eligible for a 20% discount on the Urban Fire Levy payable on prescribed properties of which they are the owner or part-owner.

Environmental Protection Agency

A fee waiver may be granted on environmental licences on the grounds of financial hardship or if there is a small or insignificant environmental risk. Due to the introduction of new environmental protection regulation, this concession will conclude on 1 January 2009. The Department also offers concessional entry fees for specified protected areas including St Helena Island, David Fleay Wildlife Park and Mon Repos Conservation Park.

Queensland Health

The Spectacles Supply Scheme assists eligible Queensland residents by providing a comprehensive range of free basic spectacles. The scheme is administered through the Medical Aids Subsidy Scheme, following transfer of the administration and management of the Scheme from Health Service Districts, effective 1 January 2008.

The Medical Aids Subsidy Scheme provides eligible Queensland residents with permanent and stabilised conditions or disabilities with access to subsidy funding assistance for the provision of a range of aids and equipment. Aids and equipment are provided primarily to assist people to live at home thus avoiding premature or inappropriate residential care or hospitalisation.

Queensland Health’s Patient Travel Subsidy Scheme provides financial assistance to patients who need to access specialist medical services which are not available within their local area. The Scheme provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an escort.

The Oral Health Scheme provides free dental care to eligible clients and their dependents who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate.

Department of Housing

The Aboriginal and Torres Strait Islander Housing Rental Rebate targets low income Indigenous families and individuals and represents the difference between the rents that would be payable in the private market and the rent that is charged based on the household’s income.

The Public Rental Housing Rebate targets low income families and individuals and represents the difference between the rent that would be payable in the private market and the rent that is charged based on the household’s income. Increasing market rents result in an increasing level of rental rebate.

Department of Justice and Attorney-General

The Public Trustee offers fee rebates (full or partial) for clients who, because of financial circumstances, cannot pay the full amount of fees that have been levied.

Department of Local Government, Sport and Recreation

Concessional rates are offered to school groups for the use of a number of Active Recreation Centres, such as those at Currimundi and Tallebudgera.

Department of Natural Resources and Water

A rebate on fixed water charges (Part A charges) is provided for rural irrigation users in areas where there is low water availability (users with an announced water allocation of 20% or less). The rebate is capped at $10,000 per annum and can provide up to 100% of fixed water charges on water bills for the period from 1 July 2006 to 30 June 2008. Estimated outlays in 2008-09 primarily represent residual claims expected to be received after 30 June 2008. Relief will also be provided on fixed water charges for two billing periods to eligible flood affected irrigators in the Emerald area.

Department of the Premier and Cabinet

Community groups and charities are given discounted charges for the hire of venues within the South Bank parklands, such as the Suncorp Piazza.

Department of Primary Industries and Fisheries

To assist primary producers who have been detrimentally affected by drought leading to financial difficulty, assistance is provided in the form of a rebate of local government rates. A rebate of 50% is available to eligible applicants.

The scheme commenced in 2006-07 and will conclude on 30 June 2008.

Department of Transport

Transport concessions are provided by the Government in a variety of forms and across a range of activities to ensure access and mobility for Queenslanders who are transport disadvantaged. Eligible categories to receive a concession include Pensioner Concession Card holders, Seniors Card holders, children and secondary and tertiary students. Members of the Taxi Subsidy Scheme also receive concessions on taxi travel. The provision of these concessions is in the form of a subsidy payment to transport operators.

Motor vehicle and boat registration concessions are provided to holders of the Pensioner Concession Card, Queensland Seniors Card and to those receiving a Totally or Permanently Incapacitated Ex-serviceperson Pension. The concession is aimed at improving the access to travel of pensioners and seniors.

The School Transport Assistance Scheme is a program for students whose access to school is disadvantaged by distance or who are from defined low income groups. Assistance is provided towards the cost of travel on bus, rail and/or ferry with allowances for private vehicle transport.

APPENDIX C—STATEMENT OF RISKS AND SENSITIVITY ANALYSIS

INTRODUCTION

The Queensland Budget, like those of other states, is based in part on assumptions made about future elements of uncertainty, both internal and external to the State, which can impact directly on economic and fiscal forecasts. Operating results achieved in recent years reflect the fact that the actual fiscal result achieved depends on the direction of such variables.

Consistent with the Charter of Social and Fiscal Responsibility, this section analyses the sensitivity of the estimates to changes in the economic and other assumptions used in developing the Budget and forward estimates. This analysis is provided, as required under the Charter, to enhance the level of transparency and accountability of the Government.

Notwithstanding the risks associated with the Budget, Queensland is well placed to manage adverse impacts. Queensland’s strong balance sheet and low tax status means it has substantial capacity to withstand the risks normally associated with any state or territory budget.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions and risks associated with revenue and expenditure forecasts and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

IMPACT OF DROUGHT

The 2008-09 Budget and forward estimates assume a return to average seasonal conditions and a partial recovery from drought. While much of Queensland experienced substantial rainfall over the summer months, close to 60% of the State, predominantly in the south, remains drought declared.

If follow-up rains do not occur, the continuation of drought conditions would have a negative impact on both revenue and expenditure items. For example, reduced levels of rural employment associated with drought would be expected to result in reduced payroll tax revenues, while expenditures on drought assistance programs would be expected to increase.

SENSITIVITY OF EXPENDITURE ESTIMATES AND EXPENDITURE RISKS

Public sector wage costs

Salaries and wages form a large proportion of General Government operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2008-09 Budget and forward estimates include funding for wage increases as per the most recent round of enterprise bargaining.

For agreements yet to be reached, funding provisions are consistent with the Government’s wages policy.

Interest rates

The General Government sector has a very moderate level of debt with a total debt servicing cost forecast at $539 million in 2008-09.

The current average duration of General Government debt is approximately three years. Accordingly, a one percentage point variation in interest rates would lead to a very modest change in debt servicing costs in 2008-09.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth and inflation. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

While these impacts have been estimated and allowances made in the Budget and forward estimates to accommodate them, the actual outcome may differ from the estimates calculated for the Budget.

Demographic and demand based risks

Unforeseen changes in the size, location and composition of Queensland’s population can impact on the demand for goods and services and therefore on the cost of maintaining existing policies. This is particularly evident in the health, education, community services and criminal justice sectors.

State government expenditure is often more closely associated with socio-demographic factors, such as the number of school age children or the number of elderly residents, than with economic activity. However, such changes are unlikely to impact significantly in the short term.

For this reason, the composition, size and location of the State’s population are more significant in projecting the State’s expenditure needs across the forward estimates period than for the current or budget year.

Unforeseen events

Events will occur during the financial year which will require additional expenditure but could not be foreseen or quantified at the time of the Budget.

Contingency funding for such events is provided in the Budget through the Treasurer’s Advance. The Treasurer’s Advance is an amount of appropriation within Treasury’s Administered Budget as a whole-of-Government provision for potentially emergent costs.

In 2008-09, the Treasurer’s Advance allocation is $50 million.

SENSITIVITY OF REVENUE ESTIMATES AND REVENUE RISKS

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Other revenue items are influenced by external variables such as the exchange rate or the performance of financial markets.

Performance of financial markets—investment returns

The Queensland Government has decided to remove investment return volatility from the General Government net operating balance through transferring the Consolidated Fund superannuation and other assets held to meet long term liabilities of the Government to the Queensland Treasury Corporation. See Chapter 1 for further details.

The 2007-08 estimates are based on investment returns to mid-May, which were around 2%. Given the transfer of the assets is not to take place until 1 July 2008, volatility associated with equity markets still remains in 2007-08.

Exchange rate and commodity prices and volumes—royalties estimates

Estimates of mining royalties are sensitive to movements in the Australian dollar-US dollar exchange rate and commodity prices and volumes.

Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

A one cent variation in the Australian dollar-US dollar exchange rate would lead to a change in royalty revenue of approximately $43 million in 2008-09.

Also impacting on royalty estimates are volume effects. A large component of Queensland’s royalty collections is derived from coal. A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $32 million.

The 2008-09 Budget assumptions for export coal prices are derived by taking into account various price forecasts made by coal companies. A 1% variation in the price of export coal would lead to a change in royalty revenue of approximately $37 million.

Property values and volumes—transfer duty estimates

Over recent years, high levels of activity in the property market have resulted in strong growth in revenue collections through transfer duty receipts. The increase in duty receipts flowing from the property market activity has a number of elements. The key elements are the value and volume of properties changing hands.

For 2008-09, a moderation of the recent strong growth in the property market is forecast. The underlying assumption is for moderate growth in property prices and reduced volumes, compared to the high levels of activity in the first half of 2007-08.

A 1% variation in the average value of property transactions would change transfer duty collections by approximately $43 million in 2008-09.

A 1% variation in the volume of transactions would change transfer duty revenues by approximately $38 million in 2008-09.

Wages and employment growth—payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in the Wage Price Index of 4 1/2% and employment growth of 2 1/2% in 2008-09.

A one percentage point variation in wages growth would change payroll tax collections by approximately $27 million. Similarly, a one percentage point variation in employment growth would change payroll tax collections by $27 million.

Parameters influencing Australian Government GST payments to Queensland

Estimates of Australian Government GST revenue grants to states and territories are dependent on total GST revenue collected, which tends to be closely correlated with the general level of economic activity. The

Australian Government has provided estimates of total GST collections in its Budget Papers. In 2008-09, Queensland’s Budget will bear the risks of fluctuations in GST revenues and the other components of the package, such as the First Home Owner Grant Scheme, administrative costs associated with the GST and taxes foregone.

The Australian Government’s estimate of GST revenue in 2008-09 is based on its forecast of national non-farm GDP growth of 2 3/4%, household consumption growth of 2 3/ 4%, and a 3 1/2% rate of inflation. However, as the GST is imposed on some goods and services but not others, there is no precise link between these parameters and the GST base. As with all other tax estimates, there is a risk of lower collections than estimated by the Australian Government if economic growth and consumption is weaker than expected.

Relative to other states, Queensland has been assessed as having an increasing capacity to raise revenue from transfer duty and mining revenue in recent years. As a result, Queensland’s share of GST funding (relativity) has declined and is expected to be below a population share for the first time in 2008-09. As Queensland continues to raise relatively more revenue because of strong resource and property sectors, it is expected that Queensland’s relativity and therefore share of GST funding will decline further.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

Australian Government grants (Specific Purpose Payments)

The Council of Australian Governments has agreed to reform the system of Specific Purpose Payments (SPPs) to the states. The reform process is intended to improve transparency and accountability, and to reduce the factors which lead to the ‘blame game’ and sub-optimal outcomes for the Australian community.

While it is anticipated that the new SPP framework will go some way to clarifying the roles and responsibilities of the Australian and state governments respectively, it will not resolve the substantial vertical fiscal imbalance that continues to exist within the Australian Federation.

The Australian Government has provided a commitment that no state will be financially disadvantaged by the reforms to the financial framework. The Australian Government has acknowledged the need to revise the base and escalation factors associated with each of the new SPPs as part of the reform process.

Chapter 8 provides further details of Australian Government funding and SPP reforms.

CONTINGENT LIABILITIES

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2006-07 Report on State Finances—Consolidated Financial Statements (Note 46).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2007 is provided below.

Table C.1

Contingent liabilities

2007 $ million
Nature of contingent liability

Guarantees and indemnities	6,215
QTC—stock loans	1,186
Other	45

Total	7,446

STATE BUDGET

2008-09

CAPITAL STATEMENT

Budget Paper No. 3

1. OVERVIEW

KEY POINTS

Capital outlays in 2008-09 are estimated to be $17 billion, an increase of 19.1% or $2.723 billion on estimated actual 2007-08 capital outlays.

The 2007-08 estimated capital outlays are 1.8% ($257 million) higher than forecast in the 2007-08 Budget. Major contributors to this increase were the Department of Local Government Sport and Recreation, the Department of Education Training and the Arts, as well as increased spending on water.

Capital outlays will support over 119,000 full-time jobs in Queensland.

The Government’s ongoing commitment to regional and rural Queensland is reflected in this Budget. Almost 56% of expenditure will occur outside the Brisbane Statistical Division, including $37.5 million towards the redevelopment of Cairns, Mackay and Mount Isa hospitals, $58.8 million for construction of new social rental housing and $118.3 million for continuing work on the correctional centre near Mareeba.

In 2008-09 there will be capital outlays of $6.968 billion for transport and main roads including Northern Busway and the Gateway Upgrade Project, $929.7 million for education, training and the arts, $1.024 billion for health and $516.9 million for housing.

The capital outlays of the Public Non-Financial Corporations sector, including Government-owned corporations, constitute nearly 52% of total outlays in 2008-09, including $3.108 billion in the energy sector.

The Government will continue to invest in water infrastructure, with capital outlays of $2.551 billion in 2008-09, including $795 million for the Western Corridor Recycled Water Project, $448.1 million to complete the South East Queensland Desalination Plant and $442.3 million to progress development of the Traveston Crossing dam.

INTRODUCTION

This capital statement presents an overview of proposed capital outlays by the Queensland Government in 2008-09, as well as a summary of the Government’s approach to infrastructure provision. Capital outlays in 2008-09 are estimated to be $17 billion, net of a capital contingency reserve of $950 million.

This represents an increase of 19.1% on estimated actual outlays in 2007-08 and reflects the Government’s continuing significant investment in water infrastructure, increased expenditure on health, education and roads, progress with the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments.

Each year a major part of the Queensland Government’s capital program is undertaken through the Public Non-financial Corporations (PNFC) sector (that is, commercial entities of Government, including Government-owned corporations and other authorities such as the water bodies, Forestry Plantations Queensland and Queensland Motorways Limited). For 2008-09, capital outlays of Queensland’s PNFC sector will constitute nearly 52% of total outlays, reflecting major investments in water, electricity, rail and ports infrastructure.

Expenditure in 2008-09 is highest in the Brisbane Statistical Division—the most populated and one of the fastest growing areas of the State—planned at $7.937 billion. However, consistent with the Government’s commitment to building Queensland’s regions, almost 56% of capital expenditure is expected to occur outside the Brisbane Statistical Division.

Capital outlays by purpose in 2008-09 are shown in Chart 1.1 below. Capital outlays by State Government entity are listed in Table 1.1.

Table 1.1

Capital Outlays by Entity1

Entity	2007-08 Est. Act. $’000	2008-09 Budget $’000
Child Safety	16,227	32,846
Communities	38,105	113,294
Corrective Services	242,528	400,486
Disability Services Queensland	47,353	71,662
Education, Training and the Arts	691,130	929,713
Emergency Services	149,927	160,637
Environmental Protection Agency	44,135	44,734
Health	613,734	1,024,259
Housing	428,129	516,884
Infrastructure and Planning Portfolio
Infrastructure and Planning[2]	198,162	218,565
Water Infrastructure Projects	2,733,548	2,228,736
SEQ Water Grid Manager	643	2,628
Justice and Attorney-General	107,633	332,672
Legislative Assembly of Queensland	5,507	3,553
Local Government, Sport and Recreation	571,645	482,107
Main Roads	2,999,191	3,235,154
Mines and Energy Portfolio
Mines and Energy	3,104	15,407
Energy GOCs	2,774,800	3,108,064
Natural Resources and Water Portfolio
Natural Resources and Water	58,521	71,368
Water Boards	42,447	31,922
SunWater	46,648	50,298
Queensland Bulk Water Supply Authority	50,000	161,100
Queensland Bulk Water Transport Authority	0	20,600
Police	212,993	283,442
Premier and Cabinet	47,016	101,011
Primary Industries and Fisheries	52,180	41,536
Public Works	448,241	448,835
Tourism, Regional Development and Industry	20,852	138,990
Transport Portfolio
Queensland Transport	693,842	669,973
QR Limited	1,180,287	2,184,350
Port Authorities	544,118	798,387
Treasury	20,711	32,340
Other Agencies[3]	2,125	2,445
Anticipated Capital Contingency Reserve[4]	(800,000)	(950,000)
Total Capital Outlays	14,285,482	17,007,998

Notes:

1.	Includes associated statutory bodies.
2.	Includes the Department of Infrastructure and Planning, Property Services Group and Airport Link.
3.	Includes the Department of Employment and Industrial Relations, Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office.

4.	Contingency recognises that individual agencies may budget to fully expend their capital works allocations, however on a whole-of-Government basis, there is likely to be under spending, resulting in a carryover of capital allocations. The amount for 2008-09 has been revised upwards to reflect large increases in the capital program and in anticipation of industry capacity constraints in some areas.
5.	Capital works outside of Queensland are not included in the capital program.
6.	Numbers may not add due to rounding.

EMPLOYMENT GENERATION

The 2008-09 capital program will have a significant effect on employment, supporting over 119,000 full time jobs, either directly or indirectly. Estimated employment generation from budgeted capital expenditure in 2008-09 exceeds the forecast in the 2007-08 Capital Statement by over 8%. This increased employment is spread across the range of Government services. Employment generating capital does not include expenditure on land purchases, and plant and equipment.

CAPITAL GRANTS TO LOCAL GOVERNMENT AUTHORITIES

As highlighted in Budget Paper 2—Budget Strategy and Outlook, the Queensland Government provides capital grants to local government authorities, ranging from capital works subsidies towards the costs of local public infrastructure to road subsidies for local roads, networks and drainage.

In 2007-08, approximately 75.4% ($480.5 million) of total Queensland Government grants made to local government authorities were for capital purposes. Capital grants to local governments are expected to account for $614 million, or 79.7% of total Queensland Government grants in 2008-09. The capital grant funding can be used for a range of purposes including roads and drainage, water and environment, and housing.

Queensland Government capital grants to local government authorities are shown in Chart 1.2 below.

FUNDING THE STATE CAPITAL PROGRAM

The State’s capital program is implemented across both the General Government sector and the PNFC sector.

While the capital program undertaken across the PNFC sector contributes significantly towards meeting the Government’s priorities, the process through which this capital program is developed and funded is different from the General Government sector. Entities in the PNFC sector operate as commercial business entities, generally within competitive markets, and as such progress their capital programs on the basis of needs identified within the market sectors they service. There are a number of ways in which the capital expenditure program for the PNFC sector can be funded. These options include using cash flow from their business, borrowings, and, in certain situations, requesting a dividend reinvestment or equity injection from shareholding Ministers.

Table 1.2 outlines the major sources of funding for the State capital program. In 2008-09, net borrowings and advances of $10.904 billion are estimated in support of the capital program, of which $2.897 billion is budgeted for the General Government sector. The expected borrowing and advances requirement of the PNFC sector for 2008-09 is $8.007 billion. The major borrowers in this sector are Queensland Rail, the water bodies including Sunwater, and Queensland Motorways Limited.

In total, borrowings and advances are projected to fund around 66% of new infrastructure in 2008-09. Borrowing for capital purposes is consistent with the Government’s fiscal principles outlined in the Government’s Charter of Social and Fiscal Responsibility and is necessary to support expansion of the State’s capital base. After allowing for the reinvestment of earnings on the State’s superannuation investments, free cash flow of $4.682 billion is expected to be available for investment in capital in 2008-09.

Table 1.2

Sources of Funding for Capital1

	2007-08 Est. Act. $ million	2008-09 Budget $ million

Total Capital Expenditure	14,285	17,008
Less Capital Grants (Funded from Operating Revenue)	843	860
Add Council water asset purchases 2	429	1,459
Net State Capital Funding Task	13,871	17,607
Funding Sources
Cash Flows from Operating Activities	3,252	5,767
Less Reinvestments 3	(726)	1,085
Equals Net Cash Flow for Capital Acquisitions	3,978	4,682

Asset Sales	452	432
Borrowings and Advances	9,326	10,904
Cash Balances and Other Financing Sources	115	1,590

Total Funding Sources	13,871	17,607

Notes:

1.	Numbers may not add due to rounding.
2.	Does not include bulk water assets owned by Sunwater and the Department of Natural Resources and Water. Numbers are subject to change, with finalisation expected to occur by 30 June 2008.
3.	Primarily reflects reinvestment of General Government investment earnings relating to accruing entitlements.

Table 1.3 outlines capital outlays in 2008-09 by entity for each statistical division.

Table 1.3

Total Capital Outlays by Entity within Statistical Division for 2008-091

Entity[2]	05 Brisbane $’000	07 G/Coast $’000	09 S/Coast $’000	12 W/Moreton $’000	15 W/Bay $’000	20 D/Downs $’000	25 S/West $’000
Child Safety	14,616	4,171	2,365	591	2,168	1,807	197
Communities	50,836	8,403	4,764	3,703	5,367	3,639	397
Corrective Services	25,670	200	400	197,664	400	400	0
Disability Services Queensland	36,022	7,118	4,036	1,009	5,952	3,600	336
Education, Training and the Arts	531,004	143,094	44,769	9,365	24,196	20,576	2,534
Emergency Services	87,120	19,633	8,191	1,336	6,478	5,692	1,685
Environmental Protection Agency	12,630	4,565	320	2,170	5,490	1,086	361
Health	555,965	175,532	100,608	818	8,733	1,968	7,547
Housing	208,592	51,694	23,836	3,327	26,362	20,617	1,978
Infrastructure and Planning	922,804	604,562	273,450	177,230	398,220	6,668	0
Justice and Attorney-General	323,801	1,373	779	194	715	596	65
Legislative Assembly of Queensland	3,553	0	0	0	0	0	0
Local Government, Sport and Recreation	69,083	14,484	9,765	2,001	7,338	26,632	667
Main Roads	1,923,917	240,404	181,248	21,821	124,361	87,296	27,813
Mines and Energy	889,317	144,654	42,069	125,852	462,249	180,697	90,423
Natural Resources and Water	36,197	122,140	22,140	22,315	15,032	35,790	2,268
Police	131,447	35,768	17,715	2,685	12,916	8,203	5,435
Premier and Cabinet	101,011	0	0	0	0	0	0
Primary Industries and Fisheries	24,018	3,524	1,998	1,619	1,831	2,526	166
Public Works	269,677	39,927	20,162	2,791	10,232	8,527	930
Tourism, Regional Development and Industry	134,218	4,123	69	17	64	53	6
Transport	1,551,443	258,188	139,994	3,245	219,977	5,897	4,070
Treasury	32,340	0	0	0	0	0	0
Other[3]	2,076	84	48	12	44	37	4
Anticipated Capital Contingency Reserve

Funds Allocated	7,937,357	1,883,641	898,726	579,765	1,338,125	422,307	146,882

Table 1.3

Total Capital Outlays by Entity within Statistical Division for 2008-091

Entity2	30 Fitzroy $’000	35 C/West $’000	40 Mackay $’000	45 Northern $’000	50 F/North $’000	55 N/West $’000	Totals $’000
Child Safety	1,609	99	1,281	1,675	2,004	263	32,846
Communities	3,242	199	2,580	25,598	4,036	529	113,294
Corrective Services	960	0	0	51,514	122,828	450	400,486
Disability Services Queensland	3,443	168	2,186	3,924	3,419	448	71,662
Education, Training and the Arts	24,717	2,163	27,996	30,515	62,947	5,838	929,713
Emergency Services	6,838	223	4,233	8,639	9,043	1,525	160,637
Environmental Protection Agency	3,569	965	3,590	2,763	6,461	764	44,734
Health	52,515	436	9,090	27,356	75,516	8,175	1,024,259
Housing	25,661	586	22,435	33,859	79,595	18,344	516,884
Infrastructure and Planning	33,858	0	12,992	9,546	8,100	2,500	2,449,929
Justice and Attorney-General	530	32	422	552	3,526	87	332,672
Legislative Assembly of Queensland	0	0	0	0	0	0	3,553
Local Government, Sport and Recreation	5,448	334	52,209	80,460	212,795	889	482,107
Main Roads	74,837	24,535	135,714	191,334	164,464	37,408	3,235,154
Mines and Energy	381,536	78,436	319,295	176,101	141,144	91,699	3,123,471
Natural Resources and Water	31,485	1,475	22,831	2,537	7,363	13,715	335,288
Police	12,755	957	12,650	12,366	29,352	1,193	283,442
Premier and Cabinet	0	0	0	0	0	0	101,011
Primary Industries and Fisheries	1,360	83	1,082	1,415	1,692	222	41,536
Public Works	7,597	465	7,707	17,823	61,757	1,240	448,835
Tourism, Regional Development and Industry	47	3	38	49	295	8	138,990
Transport	236,290	3,161	993,935	89,544	132,870	14,094	3,652,710
Treasury	0	0	0	0	0	0	32,340
Other[3]	33	2	26	34	41	5	2,445
Anticipated Capital Contingency Reserve							-950,000

Funds Allocated	908,330	114,322	1,632,292	767,604	1,129,248	199,396	17,007,998

Notes

1.	Numbers may not add due to rounding.
2.	Includes associated statutory bodies. Capital works outside of Queensland are not included in the 2008-09 capital program.
3.	Includes the Department of Employment and Industrial Relations, Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office.

The Queensland statistical divisions are shown in Chart 1.3 below.

Chart 1.3

Queensland Statistical Divisions, 2008-09

2. STATE CAPITAL PROGRAM—PLANNING AND PRIORITIES

INTRODUCTION

The Queensland Government is committed to creating the infrastructure necessary to support the economic and social development of the State. It does so:

by providing infrastructure in support of core service delivery priorities—General Government sector investment through investments made by commercial entities of Government, including Government-owned corporations (GOCs) – Public Non-financial Corporations (PNFC) sector investment where appropriate, by fostering private sector investment

This chapter outlines key capital planning and expenditure priorities for the 2008-09 Budget.

Further details on the current status of projects with private sector involvement are provided in Chapter 3 of this Budget Paper.

CAPITAL PLANNING AND PRIORITIES

Capital investment decisions are predominantly driven by the policy priorities of Government and factors such as demographic changes and planning requirements which affect service delivery needs.

The Government has several mechanisms available to deliver the capital needed to support its priorities. These include funding and constructing its own infrastructure and providing capital grants to local government, the private sector and profit and not-for-profit organisations to build capital and provide services on behalf of the Government. The Government also examines private sector involvement in public infrastructure delivery either through joint ventures or stand alone projects.

During the planning and business case phase for each project, the Government carefully analyses which delivery option represents best value for money.

Investments made by the PNFC sector also contribute significantly to the State capital program. Entities in the PNFC sector operate on a commercial basis and, as such, their capital programs are developed on the basis of needs identified within the market sectors serviced by these entities.

There are a number of ways in which capital expenditure by the PNFC sector can be funded, including cash flows from the entities themselves, borrowings and, in certain circumstances, dividend reinvestment or equity injection from shareholding Ministers.

The method of financing utilised for capital investment by the PNFC sector is dependent upon the individual circumstances of the relevant entity and the specific nature of the project in question.

South East Queensland Infrastructure Plan and Program

The South East Queensland Infrastructure Plan and Program 2008-2026 (SEQ Infrastructure Plan) outlines the Government’s infrastructure priorities to support the SEQ Regional Plan to 2026 and represents an unprecedented long term commitment to capital works in South East Queensland.

The SEQ Infrastructure Plan has undergone a major review to keep pace with the changing needs of the region.

The 2008 major review of the SEQ Infrastructure Plan involved a comprehensive analysis of the previous plan, project cost estimates, priorities and sequencing, integrating input from local government and industry, considering impacts on industry, and taking into account implications of other emerging issues.

The reviewed plan moves the infrastructure program into a stabilisation phase until 2026, providing long term security for industry to gear up to deliver a sustained expansion of project activity.

Highlights of the $107 billion 2008-2026 SEQ Infrastructure Plan include:

$83.5 billion in road, rail and public transport projects

$8 billion in water infrastructure projects

$3.5 billion spending on energy networks (over five years)

$12 billion in social and community infrastructure

2008-09 HIGHLIGHTS

The Government is committed to continuing to develop Queensland’s infrastructure base. Highlights of capital spending in 2008-09 are outlined in this section.

Water

The Government is continuing to address the unprecedented demand placed on water supplies as a result of a growing population and the worst drought on record in South East Queensland through the development of a range of major water infrastructure projects.

These projects will increase the supply of water and improve use of existing water resources to ensure a safe and sustainable water supply for the region well into the future.

The Government is also progressing a number of key regional water projects.

In 2008-09 the Government will invest over $2.5 billion in water infrastructure across the state.

South East Queensland

The Government is constructing a water grid to connect water storages throughout South East Queensland, allowing water to be moved around the region to meet demand in the area of highest need. The 2008-09 capital works program includes $217.4 million for continued construction of the Southern Regional Water Pipeline between Brisbane and the Gold Coast, due to be completed in 2008.

Funding of $236.5 million is allocated in 2008-09 to complete corridor assessments surveys and a range of studies to support preliminary engineering design and construction works for the Northern and Eastern Pipeline Interconnectors.

In 2008-09, funding of $531.8 million is allocated to progress the development of two dams in South East Queensland. The Wyaralong Dam on Teviot Brook, which is scheduled for completion in 2011, is the centrepiece of water storage initiatives on the Logan-Albert River catchment. The Wyaralong Dam and the Cedar Grove Weir will yield 21,000 megalitres per annum for South East Queensland. The first stage of the Traveston Crossing Dam on the Mary River, which is scheduled for completion in 2011, involves the construction of a 153,000 megalitre dam which will deliver up to 70,000 megalitres per annum.

The Western Corridor Recycled Water Scheme, the largest recycled water project in the southern hemisphere, is due for completion in 2008. The 2008-09 capital program includes funding of $795 million for water treatment plants and 200 kilometres of pipeline.

Construction of the $1.209 billion South East Queensland (Gold Coast) Desalination Plant at Tugun is due to be completed in 2008 and will deliver up to 125 megalitres per day. This project is currently a joint project between the State Government and the Gold Coast City Council. However, the State will purchase the Council’s shares in the project by 30 June 2008 to acquire full ownership of the asset.

State-wide

Water security across the state remains a critical issue. The acquisition of land for future water infrastructure projects will continue with $41.9 million allocated in 2008-09 for strategic land purchases relating to the Nathan and Connors River dams. SunWater will progress feasibility investigations and prepare business cases for a number of key regional water projects identified in the Program of Works for the Statewide Water Grid. This work will include expenditure of $31.8 million on feasibility investigations and the preparation of business cases for the Nathan Dam, Connors River Dam, Fitzroy Weir and Water for Bowen projects.

Transport and Roads Infrastructure

In 2008-09, capital funding of $6.968 billion is provided for transport and roads infrastructure, including Queensland Transport, the Department of Main Roads, Airport Link, QR Limited, the port authorities, RoadTek and Queensland Motorways Limited.

Transport

Total capital outlays for the Transport portfolio in 2008-09 will be $3.653 billion, representing a 47% increase in capital expenditure compared with the 2007-08 Budget. This includes $700 million for Queensland Transport.

Highlights of the 2008-09 Queensland Transport capital program include:

$204.5 million towards construction of the Northern Busway between the Royal Children’s Hospital and Kedron

$60.3 million towards construction of an Eastern Bus way corridor connection from the Eleanor Schonell Bridge to Ipswich Road with stations at Park Road and the Princess Alexandra Hospital

$50 million towards construction of the Eastern Busway: Princess Alexandra Hospital to Buranda. Construction will include an elevated busway station within the Princess Alexandra Hospital and will be a key link in the regional busway network

$33.7 million towards the construction of cycle links to enhance the cycle network in South East Queensland. This funding comprises $10.3 million towards the construction of state-owned cycle links and $23.4 million in grants to local authorities

Rail and Ports

In the last 12 years, the nature of the transport industry has fundamentally changed. Competitive reforms have been introduced and a nationally integrated transport market is emerging. This has had the effect of combining all transport modes (road, rail and ports) to improve efficiencies in transport logistics.

An efficient, integrated transport process maximises the efficiency of the flow of goods, increases returns to the State and makes importers and exporters more competitive in an increasingly competitive global market.

Exports are a key driver for the Queensland economy with coal being the single most important mineral commodity exported. Coal exports to Queensland’s largest trading partners are continuing to increase with strong economic growth in China and India resulting in significant growth in demand from the coal-reliant steel and electricity production sectors.

In the past decade, Queensland, as the supplier of almost 58% of Australia’s coal exports, has increased the volume of its coal exports by 50% and its value by 76%. This strong demand is forecast to continue with Queensland’s coal exports predicted to grow by approximately 42% by 2010 and a further 40% by 2015.

In response to these coal demand forecasts, in February 2008 the Queensland Government launched a $5.4 billion Coal Transport Infrastructure Investment Program (the Program) which involves significant investment in government owned rail and port infrastructure as well as major investments by private coal terminal operators.

The Program, outlined in the document Queensland coal transport – planning for growth, sets out Queensland’s current port and rail capacities, likely expansions by 2015 and possible expansions by 2020 where demand warrants. Port expansions could provide export capacity of over 300 million tonnes per annum (mtpa) by 2015 and over 400 mtpa by 2020. Rail expansions could provide similar additional capacity.

In particular, QR Limited, the Ports Corporation of Queensland Limited and Gladstone Ports Corporation are investing in coal-related infrastructure that will ensure that the capacity of the export supply chain is maximised. Funding is also being provided for major investments in port infrastructure to meet expected demand for other Queensland export and import trades.

Major rail and port capacity expansions currently in an advanced stage of planning include the Wiggins Island Coal Terminal, the Surat Basin Rail Project, Blackwater rail upgrade, the Abbot Point Coal Terminal expansion (works are underway) and the Goonyella to Abbot Point Expansion project (including the Northern Missing Link). In addition to bulk commodity and containerised trade facilitated by rail and seaports, Queensland Transport GOCs also deliver services in passenger rail. Significant investment in both track infrastructure and rollingstock for Citytrain services is being undertaken in 2008-09.

Continued growth in the low-cost carriers segment of the Australian aviation industry has resulted in sustained growth in domestic passenger numbers through key Queensland airports, driving the need for investment.

Highlights of the 2008-09 rail and ports capital program include:

coal network—$576.4 million will be spent on additional track works on the coal network in Central Queensland. Specific projects include the Goonyella to Abbot Point (GAP) expansion project which includes the Northern Missing Link (subject to approvals) and the Jilalan Rail Yard Upgrade. This expenditure will allow for additional coal haulage capacity on the network. A further $303.7 million will be spent on new and upgraded coal rollingstock, including additional electric and diesel electric locomotives and coal wagons, to support the increased haulage of coal in Central Queensland.

Citytrain track infrastructure upgrades—$565.4 million to extend the Citytrain track network and track upgrades (including Springfield and Robina to Varsity Lakes rail lines, Corinda to Darra third track, Caboolture to Beerburrum duplication).

Citytrain rollingstock—$132.2 million for additional rollingstock for Citytrain service enhancements.

Cairns airport—$67.1 million for redevelopment of the Domestic Terminal Building.

Abbot Point coal terminal—$70 million to increase the capacity of Abbot Point to 25 million tonnes (mt). A further $250 million will be spent on the Abbot Point X50 Expansion, which will increase capacity to 50 mt.

Gladstone port—$18.3 million of ongoing works at the RG Tanna Coal Terminal, $4.3 million for air quality initiatives and $5 million on detailed engineering and commercial feasibility investigations for the proposed Wiggins Island Coal Terminal.

Port of Brisbane—$23.5 million on construction of berth and wharf 11 and 12 at Fisherman Islands to accommodate increasing trade throughput and $29.4 million on completing the general purpose berth. To ensure all weather access to the Port of Bundaberg, $6 million will be spent on the construction of a bridge across the Burnett River.

Port of Townsville—$19.8 million for the acquisition of infrastructure and port improvements during 2008-09.

Mackay port—$4.7 million to build a storage and distribution facility for the importation of fertiliser.

Roads

In 2008-09, capital funding of $3.235 billion is provided through the Main Roads portfolio. Highlights of the 2008-09 roads capital program include:

$537.6 million to construct a second Gateway Bridge crossing and to increase capacity on the Gateway Motorway, between Mt Gravatt-Capalaba Road and Nudgee Road, at a total estimated cost of $1.883 billion.

$150 million towards construction of the new Houghton Highway Bridge between Brighton and Redcliffe, at a total estimated cost of $315 million.

$200 million towards the federally-funded Ipswich Motorway upgrade between Wacol and Darra, $100 million to complete the upgrade of the Ipswich/Logan Motorway interchange and $20 million for planning and land acquisitions for the upgrade of the Ipswich Motorway to six lanes between Dinmore and Goodna.

$24 million in federal funding to widen the Bruce Highway in Gympie to four lanes between Kidgell Street and Pine Street, at a total estimated cost of $70.8 million.

$50 million to improve flood immunity on the federally-funded Bruce Highway between Corduroy Creek and Tully High School, at a total estimated cost of $172.4 million.

$42.3 million towards Stages 2 and 3 of the Townsville Ring Road, at a total estimated cost of $119.2 million ($39.8 million—State; $79.5 million—Australian Government).

$34.5 million towards construction of the Bundaberg Ring Road, at a total estimated cost of $92 million. The Ring Road will provide an alternative route from the Isis Highway to the industrial area and the port to the east of Bundaberg City and ease congestion.

Energy

Queensland’s annual electricity consumption over the last three years averaged approximately 50,600 GWh. Electricity consumption in Queensland is expected to grow at an annual average of 3.9% over the next three years to 2010-11 in accordance with the medium economic growth (50% Probability of Exceedance) projection of the 2007 Statement of Opportunities of the National Electricity Market Management Company.

This growth is driven to a large extent by the resources boom and an increase in population, economic activity and use of air-conditioners. The growth in energy consumption has been more significant in South East Queensland, due to the concentration of population and industry.

The 2007 Powerlink Annual Planning Report indicates that the south east region had an average annual population growth of 4.6% over the last three years and it is expected that the forecast energy consumption will grow by an average of 4.4% over the next three years to 2010-11.

Investment in electricity infrastructure continues to be driven by peak demand. While demand management strategies are being explored as medium to long term responses, significant capital investment in the electricity sector is required to ensure the sector continues to meet demand. The Government’s ongoing commitment to the findings and recommendations of the Electricity Distribution and Service Delivery review is also a key driver of the electricity capital expenditure program.

No new generation investment by State-owned generators is planned for 2008-09 as existing capacity will meet reliability and demand requirements, particularly with the recently commissioned state-of-the-art Kogan Creek Power Station adding another 750 megawatts of generation capacity.

The private sector continues to make significant investment in generation capacity in the state. An additional 1,516 megawatts of capacity will be added to the state’s electricity supply over the 2009-10 period as gas-fired plants currently being developed at Mt Stuart, Braemer, Darling Downs, Condamine and Yarwun are progressively commissioned.

Powerlink will invest $675.4 million on new transmission infrastructure and augmentation, while ENERGEX and Ergon Energy will similarly invest a total of $1.916 billion on the distribution networks to maintain reliable and secure transmission and distribution electricity networks across the state. The forecast network expenditure has been recognised by both the Australian Energy Regulator and the Queensland Competition Authority in their current regulatory determinations. Altogether, a total of $2.971 billion has been budgeted to be spent in 2008-09 by the Government owned electricity corporations on plant and network overhauls, maintenance and augmentation. This will ensure that the State’s electricity assets and infrastructure continue to maintain secure and reliable supply and are well positioned to meet forecast growth in demand.

Highlights of the 2008-09 electricity capital program include:

generation sector: the primary focus will be capital works to ensure ongoing generation plant reliability and efficiency. CS Energy will spend $110 million on improvements to the Callide power station, including overhauls and major refurbishment work on the B station mid-life refit and $59.8 million on improvements to the Swanbank power station. Stanwell will spend $61.6 million on comprehensive maintenance works and plant upgrades of Stanwell, Barron Gorge and Kareeya power stations.

Similarly, Tarong Energy will spend $118.1 million on maintenance and improvements at the Wivenhoe, Tarong and Tarong North power stations. Tarong Energy will also spend $86.1 million on the Kunioon coal mine to provide a secure future source of fuel for Tarong and Tarong North power stations.

transmission sector: Powerlink will undertake major transmission augmentation and new capital works of $675.4 million to reinforce electricity supply and maintain a secure and reliable transmission network across the state.

distribution sector: ENERGEX and Ergon energy have budgeted network and non-system capital expenditure of $911.1 million and $1.004 billion respectively for the augmentation and maintenance of the distribution network and to improve the security and reliability of electricity supply in their respective regions.

Health

In 2008-09, the Government continues its significant investment in health infrastructure with a $1.024 billion capital program. The focus for 2008-09 includes investment in new hospitals, hospital redevelopments, demand management, staff accommodation and the development of Community Health Centre infrastructure. The program includes the redevelopment of the Cairns, Mackay and Mt Isa Hospitals, which are to be funded through the recently announced airport sales. The capital program also includes SEQ Infrastructure Plan projects such as the Gold Coast University Hospital, Sunshine Coast Hospital, Queensland Children’s Hospital, additional bed capacity in the Sunshine Coast Health Services District, Robina Hospital expansion and North Lakes Health Precinct.

Housing

In 2008-09, $125 million from the Queensland Future Growth Fund will boost the $516.9 million capital program for the Department of Housing. This investment will assist to address the growing need for affordable and appropriate accommodation and to realign the mix of dwellings to provide a better match to client needs.

This will bring the value of Queensland’s social housing asset base to approximately $12.4 billion.

A range of other initiatives totalling $53.4 million will be progressed to respond to housing needs of people who require particular assistance. The funds include providing appropriate housing responses to people being discharged from the Spinal Injuries Unit of the Princess Alexandra Hospital, people with mental illness, homeless people and Indigenous people living in regional and remote locations.

Education and Training

The education capital works program will total $532 million (including an expense component of $82.9 million) and $190 million ($48 million of which is expensed) invested in vocational education and training capital initiatives.

Almost half of the education capital works budget will be used to provide facilities for population growth areas across the state. A total of $234.9 million will be spent on construction of new schools, further staged work at existing schools, acquisition of land and provision of additional classrooms and toilets.

The Government’s $1 billion Tomorrow’s Schools initiative, to deliver new and renewed facilities that support modern teaching methods in older schools, will continue with $150 million invested during 2008-09. In addition, $111.2 million will be used to replace and enhance learning facilities in existing schools across the state.

2008-09 is the third year of the implementation of the Queensland Skills Plan, which included a six-year infrastructure program worth over $300 million. The Budget provides $120 million (including an expense component of $22 million) for the construction and refurbishment of TAFE training facilities, including $30.6 million for continuing the SkillsTech Australia Acacia Ridge campus and $24.1 million for planning and construction of SkillsTech campuses at Townsville and Mackay. This capital works program is supported by investment of over $41 million in ICT and other training equipment.

The Government continues to investigate non-traditional arrangements for the delivery of education and training capital works. A public-private partnership arrangement has been utilised to deliver the South Brisbane campus of the Southbank Institute of Technology and Government is examining a similar approach to deliver a package of seven new schools in South East Queensland.

QUEENSLAND FUTURE GROWTH FUND

The Queensland Future Growth Corporation was created as a corporation sole under the Future Growth Fund Act 2006 to administer the Queensland Future Growth Fund. The Queensland Future Growth Fund was established by investing the proceeds from the sale of Sun Retail, Sun Gas, Powerdirect Australia and the Allgas network which amounted to over $3 billion.

The funds will be used to secure the state’s future economic growth and the state’s environmental sustainability through a range of new infrastructure projects.

Recent achievements

Collected and invested the remaining proceeds from the sale of ENERGEX’s electricity and gas retail businesses, the Allgas distribution network and the competitive elements of Ergon Energy’s electricity retail business, including Ergon Energy’s subsidiary, Powerdirect.

Allocated $315.2 million towards transport infrastructure, social housing stock, clean coal technology and the Innovation Building Fund.

Future developments

Over the coming years, the Fund will continue to deliver the following key priorities:

constructing and accelerating vital infrastructure projects in the areas of transport and roads, with $177 million forecast to be allocated from the Fund in 2008-09 water projects are forecast to receive $567.4 million from the Fund during 2008-09 funding for clean coal technology that will make a proactive and positive contribution to the science and technology of reducing greenhouse gas emissions funding for the Renewable Energy Fund and the Queensland Smart Energy Savings Fund to combat the effects of climate change contributing towards the Innovation Building Fund to capitalise on previous investment in research and development infrastructure and to further develop in areas of comparative advantage supporting commercial infrastructure with details on projects to be determined by future priorities and commercial negotiations and continuing to fund the Department of Housing for a major expansion of the State’s social housing stock.

Proceeds from sales of the Mackay, Cairns and Brisbane Airports will be transferred to the Queensland Future Growth Fund for allocation to the redevelopment of the Mackay, Cairns and Mt Isa Base Hospitals.

The fund will also benefit from interest earnings on the Fund balance.

Table 2.1 shows the allocation of the Fund towards various projects.

Table 2.1

Queensland Future Growth Fund Projects1

	Total allocation $ million	2007-08 Budget $ million	2007-08 Est. Act. $ million	2008-09 Estimate $ million
Transport infrastructure	500.0	156.0	151.2	177.0
Water infrastructure[2]	1,000.0	—	—	567.4
Clean coal technology	300.0	56.8	66.8	19.4
Climate change projects[3]	100.0	20.0	—	32.0
Smart State projects	100.0	15.0	12.2	20.0
Commercial infrastructure including Government-owned corporations	600.0	—	—	50.0	[4]
Social housing stock	500.0	85.0	85.0	125.0
Total	3,100.0	332.8	315.2	990.8

Notes:

1.	The redevelopment of the Mackay, Cairns and Mt Isa Base hospitals will be reflected following the finalisation of the airport sales in Mackay and Cairns and the Government’s stake in the Brisbane Airport Corporation Limited.
2.	The 2008-09 Estimate reflects the provision of funding to the South East Queensland bulk water entities.
3.	The Renewable Energy Fund and the Queensland Smart Energy Savings Fund were established during 2007-08 however funding will not be required from the Fund until 2008-09.
4.	This funding represents the 2008-09 component of a $100 million funding package to be provided to the Abbott Point Coal Terminal expansion.

3. PRIVATE SECTOR CONTRIBUTION TO THE DELIVERY OF PUBLIC INFRASTRUCTURE

INTRODUCTION

The Government believes that private sector participation in the provision of public infrastructure can assist the timely delivery of efficient and effective infrastructure to the Queensland community.

Currently, the Government is considering several infrastructure projects to be explored as potential Public Private Partnerships (PPP) under its Value for Money Framework. In addition to those projects being assessed under the Framework, other major infrastructure projects with private sector involvement are also being progressed through partnering with the private sector as well as via more traditional delivery methods.

The Supported Debt Model

The Government is currently progressing the South East Queensland Schools Project, utilising the Supported Debt Model (SDM).

The Supported Debt Model is a financing variant of the 100% privately financed PPP Model which seeks to deliver a better value for money solution for the State. Under the SDM, Queensland Treasury Corporation will provide the notionally risk free portion of the Project’s financing requirements during a project’s operations phase, in the form of first ranked senior debt.

The rationale behind the SDM is that, once the construction phase has been completed, the project risk exposure reduces significantly and the probability of any senior debt not being repaid in the event of termination (including for contractor default) is relatively low. Therefore, a certain portion of the total senior debt (the supported debt element) can be assessed as notionally risk free and thus benefits from a risk free borrowing rate; that is, the Queensland Government’s cost of funds.

CURRENT PROJECTS

Toowoomba Bypass

The Queensland Government has recently completed a business case development Study for the Toowoomba Bypass project under the Value for Money Framework, with the assistance of the Australian Government. The Queensland Government is currently in discussion with the Australian Government in regards to its funding commitment for the project. The proposed bypass will provide a safer and faster range crossing, removing the majority of heavy vehicles from city streets and the existing range road.

Southbank Education and Training Precinct Project

Queensland’s first PPP, which in 2007 was awarded ‘Best Global Project’ by the international Public Private Finance Awards, is due for completion in late 2008. The project involves construction of 11 new buildings and renovation of another four buildings on the South Bank campus.

Gold Coast Rapid Transit Project

A quality public transport system from Helensvale to Broadbeach and through to Coolangatta is identified in the SEQ Infrastructure Plan. The Government is currently developing a business case under the Value for Money Framework for stage one of this project (Helensvale to Broadbeach).

This business case will consider several transport modes including Light Rail Transit and Bus Rapid Transit, as well as the project delivery option best suited to achieving a value for money outcome for the state by optimising the allocation of construction, operation, maintenance and financing risks. The business case is expected to be completed by mid 2008.

South East Queensland Schools

The Government has announced that it will deliver up to seven new schools in South East Queensland through a PPP, utilising the SDM financing variant on the traditional 100% privately financed PPP. The SDM uses public sector debt for the risk free portion of the financing requirement during the low risk operational phase of the Project.

Following an expressions of interest process, the Government has requested binding bids for the partial financing, master planning, design, construction, maintenance and provision of specified facilities management services for the new schools for a concession period expected to be approximately 30 years. At the end of the concession period, the leasing arrangements would expire and the schools revert to the State. It is anticipated that construction of the schools will commence in 2009, with the first of the schools ready for use by the start of the 2010 school year.

Sunshine Coast Hospital

The Government is currently undertaking market sounding for a proposed 650 bed tertiary hospital at Kawana on the Sunshine Coast, which is planned to be operational by 2014. The hospital is being developed under the Value for Money Framework and the Government considers that there is potential for the project to be delivered as a PPP. A detailed business case will be developed in 2008, following the outcomes of a market sounding process.

Airport Link and Northern Busway

In October 2006, the Government approved the business cases for the Airport Link and Northern Busway projects, and approved the joint procurement of the Airport Link as a PPP and the Northern Busway (Windsor to Kedron) via traditional delivery. The Airport Link is proposed to be a mainly underground toll road that connects the North South Bypass Tunnel, Inner City Bypass and local road network at Bowen Hills to the northern arterials of Gympie Road and Stafford Road at Kedron and Sandgate Road and the East-West Arterial in the north-east. The Northern Busway is a two-lane, two-way dedicated busway proposed to connect the existing Inner Northern Busway with the Royal Children’s Hospital at Herston to Bracken Ridge. Following a competitive process, BrisConnections, a consortium of Macquarie Capital Group, Thiess and John Holland, was announced as preferred bidder for the project on 19 May 2008. Construction of the projects will commence in 2008-09 and it is anticipated that the projects will be operational in 2012.

Gateway Upgrade Project

The Gateway Upgrade Project involves the duplication of the Gateway Bridge and the upgrade of 20 kilometres of the Gateway Motorway from Mount Gravatt-Capalaba Road to Nudgee Road. The project is being delivered by Queensland Motorways Limited under a design, construct and maintain contract (including a 10 year maintenance period) in a partnership agreement between the Department of Main Roads and the Leighton Abigroup Joint Venture.

The project is progressing according to schedule and budget, with sections of the upgrade to be opened progressively to traffic. The new section of the upgrade for southbound traffic from Port of Brisbane Motorway to Wynnum Road is now open, with the new bridge scheduled to be open by late 2010.

State Tennis Centre—Tennyson Riverside Development

Following a competitive bidding process, the Government selected Mirvac as the preferred developer for the delivery of an international standard State Tennis Centre and residential development at Tennyson.

Situated in one of Brisbane’s most scenic locations, the development will include a state-of-the-art tennis and residential complex which integrates with the surrounding area.

The State Tennis Centre is estimated to cost $82 million. It is on schedule to be completed in time for the staging of the Brisbane International Tennis Championship in January 2009 and will be managed by Stadiums Queensland.

North Bank

The Government has announced an Enquiry by Design process to bring together a range of professionals in design and construction, as well as stakeholders, to adopt a consultative and creative approach to the North Bank project. The consultation with professional and stakeholder representatives will help determine an acceptable development of North Bank that will enhance public space and improve community facilities in the stretch of the Brisbane central business district waterfront. The aim of the North Bank project is to complement the existing South Bank development, further enhance Brisbane’s reputation as the ‘River City’ and deliver the outcome at no cost to the Government.

Whitsunday Region Airport

The Government is undertaking a competitive process to improve both domestic and international air access to the Whitsunday region. The Government has sought Expressions of Interest for infrastructure upgrades and operational improvements to deliver improved domestic air services and international air charter access at either the existing Whitsunday Coast Airport or the Laguna Whitsunday Airport.

A number of interested parties submitted Expressions of Interest in November 2007, and in March 2008 the Government announced a shortlist of bidders that will be invited to participate in the Binding Bid stage of the competitive process.

Urangan Boat Harbour

The Urangan boat harbour is the principal marine infrastructure for the Hervey Bay region. In response to growing demand in this area, the Government commenced a competitive bidding process to facilitate the development and expansion of the harbour precinct at no cost to the State. In May 2008, Watpac Seymour Joint Venture was selected as the preferred proponent for the development of the Urangan boat harbour precinct.

Gold Coast Marine Development Project

In September 2007, the Government commenced a two stage competitive process for the Gold Coast Marine Development Project. The project consists of two separate Expression of Interest processes for two parcels of state land on the Gold Coast Spit. The vision for the project includes:

a marina for super yachts, recreational and fishing vessels on the western side of The Spit a tourism development on two parcels of crown land south of Sea World the incorporation of an Aboriginal cultural centre and recognition of indigenous culture into the tourism experience on the Gold Coast improved public recreational facilities in Doug Jennings Park and surrounding areas on The Spit a protection and enhancement program for the 93 hectare Federation Walk and Nature Reserve areas east of Sea World Drive.

Expressions of Interest were received in November 2007. It is anticipated that preferred bidders for the two parcels will be selected in early 2009, with commencement of construction scheduled for late 2010.

Surat Basin Railway

In December 2006, the Government granted a Conditional Exclusive Mandate under its Value for Money Framework guidelines to a joint venture consortium to investigate the development of the Surat Basin Railway.

The proposed project would link the towns of Wandoan and Banana to the Port of Gladstone and would assist in the development of the Surat Basin coalfields.

The consortium, comprising Australian Tourism Export Council, Industry Funds Management, QR Limited, Xstrata and Anglo Coal, has completed the initial stage of its investigations, including the identification of a preliminary rail corridor, and is currently preparing a draft Environmental Impact Statement that will be available for public comment towards the end of 2008. Subject to meeting the conditions of the Exclusive Mandate, it is expected that financial close for the development of the railway will be achieved by 2009-10.

Aurukun Project

The Aurukun Bauxite Resource is situated in a parcel of land in western Cape York, south of Weipa. As part of an international competitive bidding process for the granting of development rights over the Aurukun Bauxite Resource, the Government selected the Aluminium Corporation of China Limited (CHALCO) to develop the Aurukun Project, including a mine and wash plant at Aurukun and an alumina refinery on the east coast of Queensland, at an estimated cost of $2.933 billion. The Government is seeking to optimise the economic, social and financial outcomes from the development of the bauxite resource and investment in downstream processing. An Indigenous Land Use Agreement between the traditional owners of Aurukun land, CHALCO and the Government has been entered into, allowing CHALCO to commence its feasibility study for the Aurukun Project. The Government has awarded the Aurukun Project Significant Project Status and CHALCO has commenced work on an Environmental Impact Statement for development of the mine at Aurukun.

Townsville Ocean Terminal

The Townsville Ocean Terminal is a key component in the implementation of the Queensland Cruise Shipping Plan and supports the potential economic benefits to Queensland and the Townsville region in particular, associated with the increased visits from both cruise vessels and Australian and foreign military vessels on rest and recreation visits.

Under a Development Agreement between the Government and developer, the project will provide Townsville with:

a dedicated cruise terminal and wharf to attract cruise ships and naval vessels, located on the Western Breakwater, adjacent to the Port of Townsville an integrated residential and tourism development for the land surrounding the casino a landscaped residential development, providing public access to the Breakwater and future green areas.

It is anticipated that construction of the terminal will commence in early 2009 and be completed by the end of 2010.

OTHER PRIVATE SECTOR INVESTMENT

There is significant private sector participation in the state’s energy sector, with the private sector currently owning 42.3% of total generation capacity, which will increase to 48.6% with the commissioning of five new gas-fired plants currently under construction. The private sector also has 50% interest in the Callide C and Tarong North power stations. CS Energy has also been involved in facilitating the development of gas sources through farm-in arrangements with private sector gas companies in the Surat basin and in northern New South Wales.

Queensland’s ports also have a number of projects involving private sector investment. The Port of Brisbane Corporation Limited will invest $536.6 million over five years in constructing new wharves 11 and 12 and establishing associated land works at Fisherman Islands. Hutchison Port Holdings Limited has entered into an agreement to lease the new container wharves and will become the third stevedore operating in Brisbane.

4. CAPITAL OUTLAYS BY ENTITY

DEPARTMENT OF CHILD SAFETY

The 2008-09 Budget provides for $32.8 million in capital expenditure for the Department of Child Safety. The capital program includes the establishment of residential care facilities, investment to enhance indigenous service delivery, ongoing investment in the Integrated Client Management Information System (ICMS), and progression of office accommodation solutions to meet service delivery requirements.

Program Highlights

•

$4.1 million in 2008-09 to continue the establishment of safe houses in the Indigenous communities of Pormpuraaw, Kowanyama, Aurukun, Weipa/Napranum, Doomadgee, Yarrabah and Palm Island. Additional funding of $6.6 million over two years will also enable development of facilities to service the Indigenous Communities of Eastern Cape York, Torres Strait, Northern Peninsula Area (Bamaga, Seisia, New Mapoon, Umagico and Injinoo) and Mornington Island. The facilities provide a safe place for Indigenous children and young people to be housed during initial assessments and longer term residential care, allowing children to remain within their own communities.

•

$8.4 million in 2008-09 will be spent on residential care facilities. This includes increased funding of $5.8 million in 2008-09 ( $26.4 million over four years) to establish an additional 12 residential care facilities. These facilities will expand the range of placement options available for children and young people.

•

$5.6 million in 2008-09 will progress the establishment of therapeutic residential facilities in Cairns, Townsville and South East Queensland. These facilities will extend the department’s capacity to respond to children with complex behaviours and mental health issues, by providing intensive support services.

•	$5.9 million in 2008-09 ($14.1 million over four years) will support ongoing investment in ICMS and related information management systems.

•	$6.2 million will be invested in 2008-09 to progress office accommodation initiatives to support departmental staff located across the state.

Child Safety

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF CHILD SAFETY

Property, Plant and Equipment
Office accommodation	Various			6,174	Ongoing
Residential care facilities	Various	30,677	1,277	8,350	21,050
Therapeutic residential care facilities	Various	7,685	2,125	5,560
Services for Indigenous Communities	Various	22,060	960	4,070	17,030
Minor works and other plant and equipment	Various			1,279	Ongoing

Total Property, Plant and Equipment				25,433

Other Capital Expenditure
Information management systems	Various			5,942	Ongoing
Minor information systems	Various			1,471	Ongoing

Total Other Capital Expenditure				7,413

TOTAL DEPARTMENT OF CHILD SAFETY				32,846

COMMUNITIES

Program Highlights

The department’s capital expenditure program for 2008-09, including capital grants, is $113.3 million. This investment will continue to foster strong communities where all people are safe, valued and empowered, wherever they live, whatever their circumstances. These capital funds are being applied towards a range of strategies including:

•	Refurbish decommissioned preschools into early childhood education and care services at Mackay, Beenleigh, Nerang, Toowoomba, Ayr and Beaudesert from a total budget of $15 million.

•

Early years centres at Browns Plains and Cairns, with Nerang and Caboolture scheduled for completion in 2008-09. The early years centres will provide high quality universal early childhood education, health and child care services, with some targeted services for vulnerable families from a total budget of $12.1 million.

•	$8.5 million allocated in 2008-09 for capital grants as part of the early years Best Start Strategy.

•

$2 million allocated in 2008-09 to continue the commitment to the improvement of youth justice services infrastructure development including youth justice conferencing; youth support services and enhanced program delivery.

•	$11.4 million is allocated to commence capital works for additional youth detention centre capacity in North Queensland, commencing operation in 2011-12.

•	Improve learning and development areas, physical security and accommodation at the Cleveland Youth Detention Centre in Townsville at a projected cost of $14.7 million over three years.

•	$15.3 million allocated in 2008-09 to complete the Brisbane Youth Detention Centre refurbishment and enhancement project.

•	$3.6 million to complete the construction of neighbourhood centres at Innisfail, Charters Towers, Marlin Coast and Maleny.

•	$1 million capital grant as a contribution to the replacement of the Hervey Bay Neighbourhood Centre.

•

$1.5 million allocated in 2008-09 to complete two multi tenant service centres in Toowoomba and Caboolture, with work being undertaken to refurbish a recently acquired site at Mackay from a total budget allocation of $4.1 million.

•	$3 million allocated in 2008-09 for community and neighbourhood centre upgrades, which includes disability access, air-conditioning and safety issues.

•	$6.4 million allocated in 2008-09 for the refurbishment of retail stores at Lockhart River and Palm Island, fuel facilities at Kowanyama and the procurement of plant and equipment.

•	$5.1 million in capital funding over three years for the establishment of safe havens in Cherbourg and Mornington Island.

•

$4 million allocated in 2008-09 to Smart Service Queensland initiatives to continue the development of key whole-of-Government systems across multiple agencies, and standardise and streamline Queensland Government services to enhance access and service delivery to the community.

•	$5.4 million allocated in 2008-09 for information communication technology equipment for Shared Information Solutions.

•	$2.9 million allocated in 2008-09 for the development of a new grants management system.

•	$8.6 million allocated in 2008-09 to further the development of the Information Renewal Initiative, primarily the Integrated Client Management System.

•

$2.5 million allocated in 2008-09 to capital upgrades at the Southern Outlook in Boonah (total funding of $4.9 million over two years). The Southern Outlook is the main headquarters and location for delivering programs for at risk youth.

•	$4.3 million allocated in 2008-09 towards capital upgrades at the Brisbane Children’s Court.

Communities

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF COMMUNITIES

Property, Plant and Equipment
Child Care enhancements	Various	255		255
Early Years education centres	Various	15,048	4,532	3,116	7,400
Early Years service centres	Various	12,071	3,894	3,577	4,600
Retail Store undertakings	Various	9,736	1,209	6,375	2,152
Neighbourhood Centre upgrades	Various	6,553	2,647	3,006	900
Shared Information Solutions ICT replacement program	Various			5,360	Ongoing
Smart Service Queensland	Various	9,377	5,831	1,725	1,821
Regional Accommodation Program	Various	17,878	17,233	645
Brisbane Youth Detention Centre enhancements	05	23,258	7,214	15,306	738
Cleveland Youth Detention Centre enhancements	45	14,676	261	7,448	6,967
Youth Justice fitout and project management	Various	1,421		231	1,190
Brisbane Children’s Court renovation	05	4,709	449	4,260
Northern Outlook	45	2,517	480	2,037
Safe Havens	Various	5,088	192	500	4,396
Southern Outlook	12	4,943		2,512	2,431
Smart Service Queensland Strategy Office	05	1,927	100	1,827
North Queensland Youth Detention Centre	45	12,494	1,118	11,376
Multi Tenant Centres	Various	4,066	2,596	1,470
Strategic Asset and Capital Program	Various	31,832	10,124	6,762	14,946
Aboriginal and Torres Strait Islander diversionary centre and fitouts	Various	1,616	114	1,186	316
Neighbourhood Centre Program	Various	7,607	2,499	3,608	1,500
Property plant and equipment replacement program	Various			780	Ongoing
Minor capital works	Various	450	109	341
Other capital works	Various	20,114	83	1,417	18,614

Total Property, Plant and Equipment				85,120

Communities, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Other Capital Expenditure
Grants Management System	Various	3,141	233	2,908
Information Renewal Initiative	Various	37,470	17,623	8,625	11,222
Information Management	Various	6,341	1,353	1,988	3,000
Referral for Active Intervention	Various	616		616
Detention Centre Operational Information System	Various	2,040		1,780	260
Smart Service Queensland Software	Various	990	515	475

Total Other Capital Expenditure				16,392

Capital Grants
Child Care grants	Various			2,030	Ongoing
Early Years Best Start capital grants	Various	10,707	2,216	8,491
Other Capital Grants	Various	125		125
Hervey Bay Neighbourhood Centre	15	1,000		1,000
Multi Purpose Community Centre	Various	600	464	136

Total Capital Grants				11,782

TOTAL DEPARTMENT OF COMMUNITIES				113,294

CORRECTIVE SERVICES

The agency’s capital expenditure program for 2008-09 is $400.5 million and principally comprises the expansion of prison infrastructure to meet the immediate and short-term accommodation needs of prisoners, and upgrades to existing prison infrastructure. These initiatives link to the Government’s outcome of protecting our children and enhancing community safety.

Program Highlights

•	$118.3 million is provided in 2008-09 to commence an expansion and upgrade at the Lotus Glen Correctional Centre.

•	$196.7 million is provided in 2008-09 for the first stage of the development of the South East Queensland Correctional Centre at Gatton, comprising a women’s centre and central infrastructure.

•

$37.3 million is provided in 2008-09 to complete the expansion of the male Townsville Correctional Centre, $12.0 million to complete the new women’s correctional centre at Townsville, $7.3 million to complete the redevelopment of the Sir David Longland Correctional Centre as Brisbane Correctional Centre, and $5.7 million to complete the expansion of the Arthur Gorrie Correctional Centre.

•	Upgrades to existing prison infrastructure will continue, including $9.0 million towards the five-year $40 million perimeter security systems upgrade.

Corrective Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000

QUEENSLAND CORRECTIVE SERVICES

Property, Plant and Equipment
Expansion of Lotus Glen Correctional Centre (CC)	50	445,005	10,672	118,333	316,000
South East Queensland CC at Gatton, First Stage	12	485,073	31,066	196,664	257,343
Women’s CC at Townsville	45	130,000	117,999	12,001
Redevelopment of Sir David Longland CC	05	110,000	102,692	7,308
Expansion of Arthur Gorrie CC	05	55,000	49,318	5,682
Expansion of Townsville CC	45	142,500	105,179	37,321
Perimeter security systems	Various	40,000	31,000	9,000
Establishment of new Probation and Parole service	Various	3,920	2,020	1,900
Probation and Parole in Indigenous Communities	50	1,500	345	1,155
Videoconferencing to external locations	05	2,667	1,914	753
Accommodation for Offenders under DPSOA	05	1,400	350	650	400
Correctional Centre Lightning Protection	45	3,600	3,208	392
Other acquisitions of property, plant and equipment	Various			8,882	Ongoing

Total Property, Plant and Equipment				400,041

Other Capital Expenditure
IOMS Capital Upgrade	05	1,220	355	445	420

Total Other Capital Expenditure				445

TOTAL QUEENSLAND CORRECTIVE SERVICES				400,486

DISABILITY SERVICES QUEENSLAND

Investment in capital infrastructure forms a vital part of delivering specialist disability services. As a human services provider and funder, Disability Services Queensland invests in capital infrastructure in cases where it is required for Government service provision. Capital infrastructure is also utilised to accommodate and support departmental staff, tailored accommodation infrastructure for people with an intellectual disability and respite centres. The major portion of non-Government service delivery utilises existing community sector capital infrastructure.

Program Highlights

The department’s total capital expenditure for 2008-09 is $71.7 million.

The 2008-09 Budget commits $52.1 million to capital works, equipment purchases and software development, of which $2 million is new capital funding to enhance disability services delivered within the Government and non-Government sectors.

•

Continue with a capital upgrade program for the department’s properties with a 2008-09 budget of $20.7 million. Underperforming assets will be upgraded to improve support in service provision, particularly residential and respite accommodation and new office accommodation.

•

Complete the progress of the tailored accommodation for purpose designed cluster housing infrastructure for people with an intellectual disability at $6.7 million and respite service replacement projects in the amount of $0.5 million.

•

Commit $6.8 million in 2008-09 to design and construct purpose-built accommodation as part of a targeted response for people with severely challenging behaviours, with total project funding being $24.3 million commencing in 2007-08 over four years.

•	$6.2 million for enhancements to the Disability Services Queensland Information System to support disability service system reform, with total project funding being $37.5 million over four years.

•	Complete innovative and tailored housing projects at Maryborough and Toowoomba at a cost of $2.4 million.

•	$0.6 million to complete refurbishments to the former Gladstone South decommissioned preschool for the use of non-Government service providers to deliver services.

In addition, $19.6 million has been committed to capital grants, including:

•

$3.7 million in capital grants to develop all abilities playgrounds in partnership with local councils which will provide safe and enjoyable recreational equipment and activities for all children including those with a disability.

•	$2.5 million for the non-Government sector to reduce the number of younger people with a disability living in or at risk of entering residential aged care.

•	$4.4 million in capital grants to purchase and construct specialist cluster housing for people with an intellectual disability and high and complex physical support needs.

•	$6.8 million in capital grants to the non-Government mental health sector.

•	$2.2 million in various capital grants for the non-Government disability service sector.

Disability Services Queensland

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DISABILITY SERVICES QUEENSLAND

Property, Plant and Equipment
Respite Services
Ipswich	05	3,135	2,915	220
Toowoomba	20	1,984	1,700	284
Innovative Housing
Maryborough West	15	3,097	929	2,168
Toowoomba	20	1,964	1,754	210
Tailored Accommodation
Deception Bay	05	2,848	2,076	772
Hillcrest	05	14,012	6,965	4,047	3,000
Wacol	05	3,100	1,211	1,889
Other Property, Plant and Equipment
Gladstone South—preschool	30	1,300	689	611
Ipswich (Whitehill Rd)	05	583	453	130
Toowoomba	20	150	127	23
Maryborough	15	191	106	85
Aspley—house	05	600	505	95
Brisbane West/Wacol area office	05	587	89	498
Caboolture area office	05	695	668	27
Forward capital program	Various			20,664	Ongoing
Ipswich area office	05	3,600	281	3,319
Plant and equipment replacement	Various			855	Ongoing
Rockhampton area office	30	1,376	1,290	86
System reform	Various	596		596
Targeted Response to Severely	Various	24,269	426	6,813	17,030
Challenging Behaviour
Townsville area office	45	1,343	278	1,065
Waterford West—house	05	499	416	83
Other property	Various			501	Ongoing

Total Property, Plant and Equipment				45,041

Other Capital Expenditure
Roster Management System	Various	855		855
Information System (DISQIS)	Various	37,499	18,014	6,179	13,306

Total Other Capital Expenditure				7,034

Capital Grants
Mental Health	Various	6,800		6,800
All Abilities Playgrounds, Young People In Residential Aged Care, Strengthening NGOs and Cluster Housing	Various	18,208	5,270	12,787	151

Total Capital Grants				19,587

TOTAL DISABILITY SERVICES QUEENSLAND				71,662

EDUCATION, TRAINING AND THE ARTS

Total capital expenditure for the Education, Training and the Arts portfolio (including related entities) for 2008-09 is $929.7 million. This significant investment will help to create a sustainable organisation that continues to improve outcomes for Queenslanders.

Education

The 2008-09 Budget provides a substantial investment in educational facilities with an education capital works program of $532.0 million (including an expense component of $82.9 million).

Education’s planning for capital meets the Government’s priorities and needs by considering population growth and shifts and the consequential impacts on enrolments, changes to educational standards and educational delivery methods, meeting school renewal requirements, and addressing high priority needs such as student and staff health and safety.

Program Highlights

•

$234.9 million to construct four new schools: one in outer northern Brisbane; three on the Gold Coast; including two in Ormeau; and one in Oxenford, undertake further staged work at nine schools, make land acquisitions and provide additional classrooms and toilets in growth areas of the State.

•	$111.2 million to replace and enhance learning facilities at existing schools.

•	$150 million to continue the $1 billion Tomorrow’s Schools Program.

•	$15.5 million to acquire new employee housing and refurbish existing housing stock.

Training

The Training portfolio’s capital expenditure program for 2008-09 is $190 million (including an expense component of $48 million), of which $120 million (including an expense component of $22 million) is for the construction and refurbishment of TAFE training facilities. The implementation of the Queensland Skills Plan is continuing into the third year of a six year major capital works program. This program is supported by a five year information and communication technology (ICT) modernisation program to leverage improvements in efficiency, productivity and increased training output.

Program Highlights

•	$37.4 million is to be invested directly in ICT, while a further $5 million will be invested in training equipment.

•	$30.6 million for continuing the SkillsTech Australia major trade and technician skills campus at Acacia Ridge in Brisbane.

•	$24.1 million will be used to continue detailed planning and construction of the SkillsTech Australia major trade and technician skills campuses in Townsville and Mackay.

•	$12 million for construction of the Gold Coast Institute of TAFE’s Coomera Education Precinct for creative industries.

•	$6.5 million for the first phase of works to redevelop the Cairns campus of the Tropical North Institute of TAFE.

Arts

Arts Queensland will continue its delivery of key arts and cultural infrastructure for Queensland, through a capital works program totalling around $41.2 million in 2008-09.

Program Highlights

•	Continue the $34 million, 2007-09 program to improve disability access at the Queensland Performing Arts Centre (QPAC) and refurbish the Lyric Theatre, Concert Hall and public spaces at QPAC.

•	Continue the $7.9 million, two-year allocation to transform the Cultural Centre auditorium into a creative ideas and technology centre, The Edge, for young people aged 14 to 25.

Australian Agricultural College Corporation

With a capital budget of $2.8 million in 2008-09, the Australian Agricultural College Corporation is continuing its development of a best practice agricultural training platform by aiming for world class facilities at farm scale across representative farming systems.

Library Board of Queensland

The State Library will continue to invest in collection assets for its General Reference and Heritage Collections. The 2008-09 year will see the purchase of new software to provide enhanced access to our collections, the upgrading of existing software that manages our digital collections and the continuation of the State Library’s ongoing plant and equipment replacement program to ensure maximum benefit is achieved from its capital investment.

Queensland Art Gallery

The Gallery’s $2.1 million property, plant and equipment expenditure program for 2008-09 will provide for purchases of works of art and operational plant and equipment.

Queensland Museum

Queensland Museum’s 2008-09 capital program of $2.1 million will fund enhanced visitor experiences at regional campuses, and improve storage of, and public access to, Queensland Museum’s unique collections. Program highlights include:

•	the ongoing development of the National Carriage Factory project at the Cobb+Co Museum, Toowoomba.

•	detailed design and construction of the ‘Archie’s Shipwreck’ exhibition at the Museum of Tropical Queensland.

•

an investment of $2.8 million ($1.5 million in 2008-09) to enhance the collection, storage and management of the Queensland Museum’s State Collection, including $0.24 million to upgrade web-based services.

Queensland Performing Arts Trust

The Trust’s capital expenditure program for 2008-09 is $0.75 million to meet property, plant and equipment requirements, such as theatrical and musical production equipment.

Southbank Institute of Technology

Southbank Institute of Technology will continue to invest in technology to ensure that it maintains the core ICT infrastructure at a level that ensures outstanding learning experiences. The Southbank Education and Training Precinct, a Public Private Partnership project at the Institute’s South Brisbane campus, will be finalised.

Education, Training and the Arts1,2,3,4,5

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
EDUCATION AND TRAINING KEY TO ABBREVIATIONS
GLAB—General Learning Area Block
Property, Plant and Equipment
EDUCATION
Aviation High, Development of Aviation High	05	5,113	124	4,989
Bellevue Park State School, Performing Arts Hall	07	500	126	374
Benowa State High School, Additional Amenities	07	450	180	270
Bowen State High School, Additional Amenities	40	630		270	360
Brisbane State High School, Stages 2A and 2B—Performing Arts Centre	05	9,183	763	8,420
Bundaberg State High School, Replacement Amenities	15	1,170	497	673
Burpengary Meadows State School, Stage 2	05	3,550	259	3,291
Calliope State School, Library Block	30	1,584	465	1,119
Chancellor State College, Stage 3C—Performing Arts	09	4,811	1,895	2,916
Cloncurry State School, Air Conditioning Replacement and Electrical Upgrade	55	2,087	1,732	355
Coombabah State High School, Additional Amenities	07	630		270	360
Coomera Springs State School, Stage 1B	07	11,219	2,350	8,869
Corinda State High School, 3 Space Science Block	05	2,475	825	1,650
Corinda State High School, Additional Amenities	05	450		270	180
Cunnamulla State School, Air Conditioning Replacement and Electrical Upgrade	25	1,896	1,556	340
Cupania State School, New School	07	17,004	2,312	14,692
Earnshaw State College, Indoor Sports Facility	05	4,744	158	4,586
Fernvale State School, Additional Amenities	12	450		450
Ferny Grove State High School, Additional Amenities	05	540		270	270
Glen Aplin State School, Additional Amenities	20	270		270
Greenbank State School, GLAB—2 Storey—8 Spaces	05	2,700	180	2,520
Happy Valley State School, Air Conditioning Replacement and Electrical Upgrade	55	1,870	1,598	272
Harris Fields State School, Replacement Administration Block	05	1,140	600	540
Highfields State School, Multi Purpose Indoor Centre	20	515	1	299	215
Holland Park State School, Multi Purpose Facility	05	500		500
Homebush State School, Additional Amenities	40	810	249	561
Hughenden State School, Air Conditioning Replacement and Electrical Upgrade	55	1,385	1,134	251
Isabella State School, Stage 3	50	7,098	86	7,012
Ithaca Creek State School, GLAB—3 Storey—8 Spaces—Open Under	05	4,050		4,050

Education, Training and the Arts1,2,3,4,5, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Kenmore State High School, Stage 1 Redevelopment	05	8,800	238	4,400	4,162
Kilcoy State High School, Replacement Amenities	12	556	237	319
Kowanyama State School, Multi Purpose Facility	50	900	1	899
Loganlea State High School, Special Education Unit Upgrade	05	2,427	368	2,059
Mackay North State School, Replacement Amenities	40	945	415	530
Mansfield State High School, Additional Amenities	05	630		270	360
Meridan State College, Stage 3—Planning	09	1,820		1,820
Meridan State College, Stage 2A	09	3,640		3,640
Mitchelton Special School, Redevelopment	05	5,490	135	4,590	765
Moggill State School, Multi Purpose Hall	05	432	1	431
Montville State School, Additional Amenities	09	759	321	438
Mount Cotton State School, GLAB—2 Storey—8 Spaces	05	2,562	180	2,382
Nebo State School, Additional Amenities	40	675		315	360
Nundah State School, Library Upgrade	05	1,151	162	989
Ormeau State High School, New School	07	24,273	1,125	23,148
Outer Northern Brisbane, New School	05	18,444	508	17,936
Pallara State School, Additional Amenities	05	990	450	540
Palm Island Senior Campus, Administration and Classroom Facilities	45	1,584		1,584
Park Lake State School, Stage 2—Planning	07	1,001		1,001
Pine Rivers Special School, GLAB—4 Spaces and Amenities	05	2,097	124	1,973
Prospect Creek State School, Additional Amenities	30	270		270
Redcliffe Special School, GLAB—4 Spaces and Amenities	05	1,980		1,980
Redland Bay State School, Library Upgrade	05	1,408	264	1,144
Redlynch State College, Stage 3	50	18,200	3,107	15,093
Rochedale State School, Administration Upgrade	05	1,636	570	1,066
Rochedale State School, Oval and Associated Works	05	792	431	361
Runcorn Heights State School, Replacement Amenities Block	05	420		420
Southport State High School, Home Economics Block	07	2,200	792	1,408
Spinifex State College—Mount Isa—Junior Campus, Air Conditioning Replacement and Electrical Upgrade	55	3,529	3,030	499
St Helens State School, Additional Amenities	15	630	360	270
Stretton State College, Secondary—Stage 2	05	12,115	810	11,305
Toowoomba West Special School, Replacement Amenities	20	540	45	495

Education, Training and the Arts1,2,3,4,5, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Tully State High School, Indoor Multi Purpose Centre	50	600	200	400
Veresdale Scrub State School, Additional Amenities	12	630		630
Wellington Point State High School, Additional Amenities	05	540		270	270
Wellington Point State High School, 2 Space Relocatable Building (Special Education)	05	378		378
Western Cape College—Weipa, Stage 3	50	6,300		4,500	1,800
Western Oxenford State School, New School	07	22,751	550	22,201
Wilston State School, Additional Classroom Accommodation	05	3,841	347	3,494
Xavier Special Education Program, Relocation	05	4,500		450	4,050
Yarrilee State School, Music Block	15	900	63	837
Yugumbir State School, GLAB—2 Storey—8 Spaces	05	2,550	117	2,433
Additional accommodation	Various			26,534	Ongoing
Employee housing	Various			12,940	Ongoing
Energy efficiency initiatives	Various			10,000	Ongoing
General works	Various			46,100	Ongoing
Land acquisition	Various			13,720	Ongoing
Minor works	Various			7,427	Ongoing
State Schools of Tomorrow	Various			122,833	Ongoing
Plant and equipment	Various			49,224	Ongoing

Sub-total EDUCATION				498,295

TRAINING
Barrier Reef Institute of TAFE—Townsville Stage II	45	14,962	250	2,368	12,344
Brisbane North Institute of TAFE—Grovely	05	925		925
Central Queensland Institute of TAFE—Rockhampton	30	6,850	199	3,740	2,911
Gold Coast Institute of TAFE—Coomera Education Precinct	07	31,700	1,087	12,000	18,613
Metropolitan South Institute of TAFE—Loganlea Campus	05	5,986	200	2,511	3,275
Metropolitan South Institute of TAFE—Mt Gravatt Redevelopment Stage I	05	20,330	11,657	6,973	1,700
Metropolitan South Institute of TAFE—Mt Gravatt Stage II	05	12,178		2,957	9,221
Skilling Solutions Qld Centres	Various	4,161	680	3,481
SkillsTech Australia—Townsville Trade Campus	45	36,360	8,475	9,117	18,768
SkillsTech Australia—Acacia Ridge Stage I & II	05	100,456	44,231	26,625	29,600
SkillsTech Australia—Mackay Trade campus	40	43,384	8,712	13,533	21,139

Education, Training and the Arts1,2,3,4,5, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
SkillsTech Australia—Northern Brisbane	05	47,986	3,397	4,600	39,989
Southern Queensland Institute of TAFE—Toowoomba Automotive	20	2,645	2,270	375
Sunshine Coast Institute of TAFE—Quad Park	09	7,125	356	891	5,878
Sunshine Coast Institute of TAFE—Mooloolaba	09	4,285	750	1,000	2,535
Sunshine Coast Institute of TAFE—Nambour	09	10,696	1,783	2,289	6,624
The Bremer Institute of TAFE—Bundamba Campus Phase II	05	16,000		800	15,200
The Bremer Institute of TAFE—Bundamba Campus Phase I	05	986		986
Tropical North Institute of TAFE—Cairns	50	26,088	500	6,022	19,566
Infrastructure Equipment	Various			2,500	Ongoing
Minor Capital Works	Various			2,300	Ongoing
ICT Modernisation	Various	7,000	2,800	1,400	2,800
ICT TAFE Technology	Various			7,621	Ongoing
Minor equipment, facility and air conditioning upgrades	Various	7,475	2,000	2,250	3,225
Ecological Sustainability Projects	Various	8,110		4,130	3,980
Public Private Partnership—finance lease	05	231,862	80,000	151,862
Other Plant and Equipment	Various			2,646	Ongoing

Sub-total TRAINING				275,902

Total Property, Plant and Equipment				774,197

Other Capital Expenditure
TRAINING
ICT Software Development Projects	Various	37,578	17,830	18,448	1,300

Sub-total TRAINING				18,448

Total Other Capital Expenditure				18,448

Capital Grants
EDUCATION
Capital grants	Various	75,285		75,285

Sub-total EDUCATION				75,285

TRAINING
Australian Agricultural College Corporation	Various			1,000	Ongoing
Skills Centre Program	Various			3,150	Ongoing

Sub-total TRAINING				4,150

Total Capital Grants				79,435

TOTAL EDUCATION AND TRAINING				872,080

ARTS
Property, Plant and Equipment
Auditorium—Cultural Centre	05	7,900	400	7,500
Queensland Performing Arts Centre (QPAC) Redevelopment	05	34,000	1,000	33,000

Education, Training and the Arts1,2,3,4,5, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Cairns Centre of Contemporary Arts	50	1,000	326	674

Total Property, Plant and Equipment				41,174

TOTAL ARTS				41,174

AUSTRALIAN AGRICULTURAL COLLEGE CORPORATION

Property, Plant and Equipment
Land	Various			1,000	Ongoing
Property Plant & Equipment	Various			1,000	Ongoing
Minor Equipment	Various			500	Ongoing

Total Property, Plant and Equipment				2,500

Other Capital Expenditure
Other Capital Acquisitions	Various			327	Ongoing

Total Other Capital Expenditure				327

TOTAL AUSTRALIAN AGRICULTURAL COLLEGE CORPORATION				2,827

LIBRARY BOARD OF QUEENSLAND

Property, Plant and Equipment
Plant and equipment—general	05			849	Ongoing
Library Collections expenditure	05			1,037	Ongoing

Total Property, Plant and Equipment				1,886

TOTAL LIBRARY BOARD OF QUEENSLAND				1,886

QUEENSLAND ART GALLERY

Property, Plant and Equipment
Property, plant and equipment	05			2,100	Ongoing

Total Property, Plant and Equipment				2,100

TOTAL QUEENSLAND ART GALLERY				2,100

QUEENSLAND MUSEUM

Property, Plant and Equipment
Collection Storage, Acquisition and Management	Various	2,835	35	1,450	1,350
National Carriage Factory	20			13	Ongoing
Shipwreck Exhibition—Museum of Tropical Queensland	45	244		244
Collection Database	Various	840	820	20
Enchanted Rainforest Exhibition—Museum of Tropical Queensland	45	473	450	23
The Workshops Rail Museum Exhibitions	05	30		30
Property, plant and equipment—other	Various			297	Ongoing

Total Property, Plant and Equipment				2,077

TOTAL QUEENSLAND MUSEUM				2,077

Education, Training and the Arts1,2,3,4,5, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QUEENSLAND PERFORMING ARTS TRUST

Property, Plant and Equipment
Property, plant and equipment	05			750	Ongoing

Total Property, Plant and Equipment				750

TOTAL QUEENSLAND PERFORMING ARTS TRUST				750

QUEENSLAND STUDIES AUTHORITY

Property, Plant and Equipment
Other plant and equipment	05			200	Ongoing

Total Property, Plant and Equipment				200

TOTAL QUEENSLAND STUDIES AUTHORITY				200

CORPORATE AND PROFESSIONAL SERVICES

Property, Plant and Equipment
Property, plant and equipment	05			262	Ongoing

Total Property, Plant and Equipment				262

TOTAL CORPORATE AND PROFESSIONAL SERVICES				262

SOUTHBANK INSTITUTE OF TECHNOLOGY

Property, Plant and Equipment
Information and communication technology	05			2,748	Ongoing
Other plant and equipment	05			3,609	Ongoing

Total Property, Plant and Equipment				6,357

TOTAL SOUTHBANK INSTITUTE OF TECHNOLOGY				6,357

TOTAL EDUCATION, TRAINING AND THE ARTS				929,713

Notes:

1.	Capital grants are distributed by non-state entities throughout Queenslands statistical divisions.
2.	Project budgets listed in the table are in some cases indicative and are subject to refinement as projects are further developed.
3.	Projects contained in the table have been included on the basis of projected enrolments. If projected enrolments do not eventuate, then listed projects may be deferred or stopped, or new projects added during the course of the financial year.
4.	The amounts quoted in the above table reflect the estimated portion of project costs that will be capitalised. The amounts quoted in the program highlights, Agency Service Delivery Statements and the Regional Budget Statements are the full financial costs of projects (i.e. they include some expensed items).
5.	The Australian Government may also contribute funding for these projects.

ELECTORAL COMMISSION OF QUEENSLAND

An amount of $0.04 million is allocated towards the replacement of plant and equipment in 2008-09 to provide for the ongoing operational requirements associated with the efficient and effective provision of electoral services for the State of Queensland.

Electoral Commission of Queensland

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
ELECTORAL COMMISSION OF QUEENSLAND
Property, Plant and Equipment
Plant and equipment	05			40	Ongoing

Total Property, Plant and Equipment				40

TOTAL ELECTORAL COMMISSION OF QUEENSLAND				40

EMERGENCY SERVICES

The department’s 2008-09 capital program will invest $160.6 million in capital acquisitions and grants to ensure essential services to minimise the risk and impact of accidents, emergencies and disasters.

A major feature is the investment of $29.3 million (as part of a total allocation of $76.1 million) to build a new integrated communication and state emergency operations centre to enable more effective management of large scale emergencies and disasters in Queensland. The investment involves upgrading and replacement of radio and information and communications technology (ICT).

Program Highlights

•

capital investment of the final $2.6 million (as part of a total allocation of $48.7 million) to enhance Emergency Management Queensland’s helicopter rescue fleet with three AgustaWestland 139 helicopters to improve the level of service for aeromedical, search and rescue operations, and emergency management capability across Queensland.

•

$4.5 million for additional plant and equipment for Emergency Management Queensland, including an additional $3.9 million for the purchase of important helicopter safety equipment including forward looking infra-red (FLIR), neonatal equipment and night vision goggles has been provided.

•

total outlays of $68.5 million are provided for new ambulance facilities, vehicles, operational equipment, and ICT improvements; and $49.5 million is provided for fire facilities, urban and rural fire appliances, operational equipment and ICT improvements.

•

two new ambulance stations, 21 replacement or redeveloped facilities will be commenced or completed during 2008-09 and a further $2.2 million has been provided for minor works on ambulance service facilities.

•	three new fire stations and 11 replacement or redeveloped facilities will be commenced or completed during 2008-09.

•	$2.2 million will be invested to complete a replacement joint fire and ambulance facility at Palm Island.

•	$16.9 million will be invested in more than 145 new ambulance vehicles to ensure an efficient fleet and provide vehicles for the additional ambulance officers commencing service.

•	$13.4 million will be invested in 30 new or replacement urban fire and rescue appliances as part of the fleet replacement program to meet enhanced service delivery.

•	investment will occur for continued improvement of ICT and communications and operational equipment for ambulance services ($14.0 million), and for fire and rescue services ($10.4 million).

•	investment in strategic land purchases will occur for ambulance services ($4.2 million) including a land acquisition at Bellbowrie, and land for fire and rescue services ($1.1 million).

•

the Queensland Ambulance Service and the Queensland Fire and Rescue Service will invest $1.3 million (as part of a total allocation of $20 million) to finalise a major expansion of the Queensland Combined Emergency Services Academy as an operational, multi-service and multi-agency training centre of excellence for emergency management and community safety.

Emergency Services

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF EMERGENCY SERVICES

Property, Plant and Equipment
QUEENSLAND AMBULANCE SERVICE
Building/General Works
Ashgrove/ The Gap new station	05	2,000	50	600	1,350
Burleigh Heads station refurbishment	07	1,000		1,000
Clermont replacement station	40	1,400	62	1,338
Coolum replacement station	09	2,149	1,078	1,071
Duaringa station refurbishment	30	600		600
Grovely/ Mitchelton replacement station	05	3,200	100	2,200	900
Ipswich replacement station	05	3,965	311	2,654	1,000
Julia Creek replacement station	55	1,054	123	931
Mitchell station refurbishment	25	890	50	840
Mount Morgan replacement station	30	2,000		2,000
Moura station refurbishment	30	600		600
Murgon replacement station	15	1,993	711	1,282
Oakey replacement station	20	1,450	505	945
Pimpama replacement station (regional staff development unit)	07	2,000	200	1,800
Redcliffe replacement station	05	2,000		1,600	400
Runaway Bay replacement station	07	2,000		1,000	1,000
South Brisbane replacement regional staff development unit	05	2,000		2,000
Springfield new station	05	2,400		400	2,000
Tamborine Mountain replacement station	07	1,986	319	1,667
Townsville redevelopment project	45	4,300	1,625	2,675
Tully replacement station	50	2,000		1,500	500
Weipa replacement station	50	1,924	1,006	918
Yarrabah replacement station	50	1,602	9	1,593
Minor works	Various			2,209	Ongoing

Land
Bellbowrie	05	350		350
Strategic land acquisitions	Various			3,800	Ongoing

Emergency Services, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Other Plant and Equipment
Ambulance vehicle purchases	Various			16,930	Ongoing
Operational and communications equipment	Various			6,983	Ongoing

Sub-total QUEENSLAND AMBULANCE SERVICE				61,486

QUEENSLAND FIRE AND RESCUE SERVICE
Building/General Works
Bollon replacement auxiliary station	25	400		400
Burpengary new station	05	3,254	849	2,405
Goondiwindi replacement auxiliary station	20	964	300	664
Kippa Ring replacement station	05	3,134	739	2,395
Malanda replacement auxiliary station	50	671	400	271
Nambour replacement station	09	3,650	200	1,775	1,675
Nerang new station	07	3,750		2,000	1,750
Pullenvale replacement station	05	3,400		2,400	1,000
Queensland Combined Emergency Services Academy—complex improvements	05			1,793	Ongoing
Redland Bay new station	05	3,200	200	3,000
Southport station redevelopment	07	3,002	265	2,737
Tin Can Bay replacement auxiliary station	15	696	400	296
Woodridge replacement station	05	3,750		500	3,250
Yungaburra replacement auxiliary station	50	666	434	232
Minor works	Various			150	Ongoing
Land
Brisbane	05	1,000		1,000
Rural Operations land purchase	Various			100	Ongoing
Other Plant and Equipment
Operational and communications equipment	Various			3,651	Ongoing
Rural Fire appliances	Various			3,600	Ongoing
Urban Fire appliances	Various			13,383	Ongoing

Sub-total QUEENSLAND FIRE AND RESCUE SERVICE				42,752

EMERGENCY MANAGEMENT QUEENSLAND
Replacement of EMQ Helicopter Rescue Fleet	Various	48,739	46,172	2,567
Helicopter equipment	Various	3,920		3,920
Other plant and equipment	Various			595	Ongoing

Sub-total EMERGENCY MANAGEMENT QUEENSLAND				7,082

Emergency Services, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
JOINT EMERGENCY SERVICE FACILITIES
Palm Island replacement joint facility	45	2,310	132	2,178
Queensland Combined Emergency Services Academy—Strategic Development Project	05	20,000	18,736	1,264
Queensland Emergency Operations Centre	05	76,050	4,789	29,321	41,940

Sub-total JOINT EMERGENCY SERVICE FACILITIES				32,763

OTHER DEPARTMENTAL
Minor works	05			200	Ongoing

Sub-total OTHER DEPARTMENTAL				200

Total Property, Plant and Equipment				144,283

Other Capital Expenditure
QUEENSLAND AMBULANCE SERVICE
Strategic Information Management Initiative	Various			4,188	Ongoing
Information systems development	Various			2,844	Ongoing

QUEENSLAND FIRE AND RESCUE SERVICE
Operations Management System (previously Fire Information Management System)	Various	13,172	11,458	1,714
Information systems development	Various			5,013	Ongoing

OTHER DEPARTMENTAL
Emergency Services CAD	Various	9,450	9,212	238
Information systems development	Various			1,585	Ongoing

Total Other Capital Expenditure				15,582

Capital Grants
Rural Fire Brigades	Various			150	Ongoing
State Emergency Service units	Various			622	Ongoing

Total Capital Grants				772

TOTAL DEPARTMENT OF EMERGENCY SERVICES				160,637

EMPLOYMENT AND INDUSTRIAL RELATIONS

Program Highlights

•

Expenditure on capital items is expected to total $1.6 million in 2008-09. The department will be investing a further $0.40 million, in addition to the $0.74 million invested in 2007-08, to complete an information technology system for the Renewable and Photographic Licensing for Prescribed Occupations as required under the National Standard for the Licensing of Persons Performing High Risk Work.

•	Other key areas of expenditure will be focused mainly on ICT systems, replacement of operational equipment and new accommodation fit-outs.

Employment and Industrial Relations

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF EMPLOYMENT AND INDUSTRIAL RELATIONS

Property, Plant and Equipment
Plant and equipment	Various			190	Ongoing
Leasehold improvements	Various			475	Ongoing

Total Property, Plant and Equipment				665

Other Capital Expenditure
Renewable and Photographic Licensing for Prescribed Occupations	05	1,140	740	400
Information technology systems	05	510		510

Total Other Capital Expenditure				910

TOTAL DEPARTMENT OF EMPLOYMENT AND INDUSTRIAL RELATIONS				1,575

ENVIRONMENTAL PROTECTION AGENCY

The 2008-09 capital program for the Environmental Protection Agency (EPA) is $44.7 million and provides for the continuing protection of Queensland’s natural and cultural heritage through the ongoing replacement and construction of new infrastructure as well as funding significant land acquisitions. Such significant investment demonstrates the Government’s commitment to its priority of Managing climate change and protecting the environment.

Program Highlights

•

$15.8 million for capital works on Parks, Forests and Administrative Building Works, for the construction of infrastructure on EPA estate. Of this $13.8 million relates to capital works on parks and forests and another $2 million relates to the Administrative Building Works program. A further $1.2 million has been allocated to three significant projects in the Great Barrier Reef Marine Park.

•	Funding of $0.5 million has been allocated for the completion of the Ma:Mu Canopy Walk which commenced construction in 2007-08 with a total cost of $10 million.

•	$20 million has been provided in 2008-09 for land acquisitions which relates to a 2006 election commitment for the purchase of rainforest and green land.

Environmental Protection Agency

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
ENVIRONMENTAL PROTECTION AGENCY

Property, Plant and Equipment
Plant and Equipment	Various			2,960	Ongoing
Capital Works—Parks and Forests
Redevelopment of New Laura Ranger Base	50	800	59	341	400
Construction of new Cardwell Ranger Base	50	620	65	555
Workshop and compound at Bunya Moutains National Park	20	390	10	380
Replace amenities block at Waddy Point Campground	15	373	18	355
Byfield Office Accommodation Redevelopment	30	428	42	386
Waste treatment system at Waddy Point Ranger Base	15	394	40	354
Pyramid Campground and day use area upgrade at Porcupine Gorge	55	373	83	290
Continued redevelopment of Fleays Wildlife Park	12	1,291	791	250	250
Construction of new Mundubbera Ranger Base	15	783	283	500
Heavy Plant Replacement Program	Various	2,851	2,101	750
Radio Communications System expansion and upgrade	Various	750	250	250	250
Minor Works—Parks and Forests	Various			9,341	Ongoing

Sub-total Capital Works—Parks and Forests				13,752

Environmental Protection Agency, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Capital Works—Great Barrier Reef Marine Park
Whitehave Beach Redevelopment	40	665	110	555
Nara Inlet Boardwalk replacement	40	269		269
Tongue Point Walking Track Upgrade	40	370	30	340

Sub-total Capital Works—Great Barrier Reef Marine Park				1,164

Capital Works—Administrative Building Works
Rockhampton Regional Office	30	1,075	275	800
Administration Building—Townsville	45	1,100	150	950
Minor Works—Administrative Building Works	Various	250		250

Sub-total Capital Works—Administrative Building Works				2,000

Rainforest/Green Land Acquisition	Various	30,000		20,000	10,000
More Great Walks	Various	5,035	1,261	2,734	1,040
Ma:Mu Canopy Walk	50	10,000	9,500	500
East Trinity Property Management	50	1,588	1,088	500
Cape York Peninsula Heritage Act	50	250	102	148

Total Property, Plant and Equipment				43,758

Other Capital Expenditure
Various System Enhancements	05			976	Ongoing

Total Other Capital Expenditure			976

TOTAL ENVIRONMENTAL PROTECTION AGENCY			44,734

HEALTH

The total capital program for Queensland Health will see $1.024 billion invested in new capital acquisitions in 2008-09, which includes the Queensland Institute of Medical Research funding of $2.2 million.

Queensland Health

The Queensland Health capital works program is an important input into the delivery of health services and outputs that underpin the Government’s priorities of improving health care and strengthening services to the community and managing urban growth and building Queensland’s regions. The program also supports Queensland Health’s commitment to creating dependable health care and better health for all Queenslanders.

In 2008-09, Queensland Health will continue its capital investment across a broad range of health care settings including community health centres, hospitals, health technology, pathology and scientific services, renal, mental health, residential care, staff accommodation, and information and communication technologies. This program will ensure that health infrastructure and assets support the delivery of health services and contribute to improved health outcomes.

Program Highlights

•	A total of $654.7 million will be invested in 2008-09 on major hospital projects.

•

$230.8 million in 2008-09 will be spent to continue the planning and development of the new tertiary hospitals at the Gold Coast, Sunshine Coast and the Queensland Children’s Hospital in Brisbane. Queensland will invest a total of $3.803 billion over a number of years to establish these new tertiary hospitals.

•

$37.5 million is planned to be expended in 2008-09 in the redevelopment of Cairns, Mackay and Mount Isa hospitals. A significant investment, expected to be in the order of $920 million, is foreshadowed for these projects.

•	it will also meet the cost of additional works in response to demand management requirements throughout the state, for which $100 million is allocated in 2008-09.

•

additionally, $21.7 million will be spent in 2008-09 on continuing the establishment of the Elective Surgery Centre at the QEII Hospital, with $3 million to be invested in elective surgery at Logan Hospital.

•

other hospital redevelopments at Bundaberg, Ingham, Robina, Rockhampton, the Prince Charles and Yeppoon Hospitals, and Emergency Department upgrades at the Princess Alexandra, Rockhampton, Redcliffe and Robina Hospitals will also be progressed.

•

overall, $1.070 billion will be invested over the next four years to increase bed capacity and expand health services at Bundaberg, Cairns, Rockhampton, Robina, Townsville, and Princess Alexandra Hospitals and on the Sunshine Coast.

•

In 2008-09, $140.4 million will be invested in continuing community based projects including a new Chronic Disease and Prevention Management Centre on Thursday Island, community health services at Cairns and Gladstone, South East Queensland Infrastructure Plan and Program (SEQIPP) initiatives at Browns Plains, North Lakes, Robina and Sunshine Coast, redevelopment of Miles and Weipa Hospitals. This includes $17.3 million to continue the delivery of primary health care centres at Hope Vale, Saibai Island and Yarrabah and a multi-purpose health service at Collinsville.

•

A feature of the expenditure on community health in 2008-09 is investment of $6.7 million in the provision of eight indigenous health hubs as part of the Government’s commitment to address alcohol and drug treatment requirements in Indigenous communities. These alcohol and drug treatment hubs will be established in Weipa, Mt Isa, Bamaga, Mossman, Cooktown, Palm Island, Woorabinda and Cherbourg. They will add significantly to the amount of social infrastructure in Indigenous communities that is a vital component of the Indigenous Health Equality intent and part of the Government’s program to reduce indigenous alcohol and substance abuse.

•	In 2008-09, $56.1 million will fund provision of health technology equipment.

•

The enhancement of Renal Services in Queensland will continue in 2008-09, with $3.2 million invested in renal projects at Princess Alexandra Hospital and Redland Hospital, home dialysis related services, and planning of renal services in areas including Kingaroy, Sunshine Coast and Logan.

•	$12.8 million will be invested in 2008-09 for mental health services.

•	Replacement of the residential aged care facility in Nambour will continue, with total planned expenditure of $13.8 million.

•

$17.4 million will be invested in 2008-09 towards projects to upgrade staff accommodation including $6.5 million for the Regional Accommodation program. Additionally, staff accommodation projects will continue at Cape York, Rockhampton and Roma.

•	$7.3 million will be invested in 2008-09 on the forensic laboratory, infrastructure and information systems upgrades for Forensic and Scientific Services. A major redesign and refit of the DNA testing laboratory will provide the environment and technologies necessary to perform High Sensitivity DNA analysis. The investment will also fund additional analytical equipment, upgrade accommodation, improve water conservation and water supply management and upgrade AUSLAB software.

•	A total of $149.6 million, consisting of $73 million capital and $76.6 million non capital expenditure, will be invested in information and communication technology projects in 2008-09.

•

A total of $44.5 million will be invested into projects across the program areas of Acute Care, Administration, Ambulatory Care, Chronic Disease Care, Clinical Support, Promotion, Protection and Prevention, Rehabilitation and Extended Care. These are a series of interlinked programs that will contribute to the objectives of the e-Health strategy. The e-Health strategy will enable the enhanced delivery of health services. Key highlights of this investment include:

•	ongoing statewide rollout of a new Radiology Information System enabling the reduction of time taken for radiologists to view, assess and diagnose medical problems significantly;

•	implementation of digital technology for breast screening that will enable faster communication of the results to patients and the potential for improved detection of breast cancer;

•	ongoing implementation of an Enterprise Discharge Summary to provide a more accurate care record to consumers and improve communication to General Practitioners; and

•	Information and Communication Technology projects to enable secured system access, integration of existing systems and manage reference datasets.

•

$28.5 million for information and communication technology equipment to replace, upgrade and provide future capacity/capability to support the e-Health strategy and clinical information solutions. This investment incorporates telephone system replacements, network and server upgrades.

The Council of the Queensland Institute of Medical Research

The QIMR capital program in 2008-09 will total $2.2 million for acquisition of new or replacement equipment including computer software upgrade and state of the art scientific equipment.

Health

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QUEENSLAND HEALTH

Property, Plant and Equipment
Community Health Centres (CHC)
Blackall Private Practice Clinic	35	1,387	951	436
Browns Plains Health Precinct	05	23,100	9,823	13,277
Caboolture Health Precinct	05	21,000	3,100	9,795	8,105
Cairns Central CHC	50	12,674	6,422	500	5,752
Gladstone Community, Mental and Oral Health consolidation	30	15,950	12,166	3,709	75

Indigenous Alcohol Treatment and Rehabilitation	Various	6,700		6,700
Mackay Community Based Rehabilitation/Transition Service	40	3,623	3,023	600
Miles Hospital redevelopment	20	12,676	11,610	1,066
Moura Private Practice Clinic	30	1,694	1,483	211
North Lakes Health Precinct	05	52,000	19,000	30,182	2,818
Nundah CHC	05	14,141	12,347	1,794
Oral Health Queensland	Various	14,150		9,650	4,500
Robina Health Precinct	07	27,000	10,773	11,500	4,727
Sunshine Coast Health Precinct	09	15,000	1,117	6,697	7,186
Thursday Island Chronic Disease Centre	50	39,015	1,088	5,428	32,499
Weipa Hospital redevelopment	50	45,763	27,151	18,612

Sub-total Community Health Centres (CHC)				120,157

Multi-Purpose Health Service (MPHS) Collinsville Health Service	40	11,261	8,295	2,966

Sub-total Multi-Purpose Health Service (MPHS)				2,966

Primary Health Care Centres (PHCC)
Erub (Darnley) Island	50	6,875	6,306	569
Hope Vale PHCC	50	12,539	10,627	1,912
Saibai Island Primary Health Care Centre	50	5,685	200	5,485
Warraber Island	50	4,777	4,301	476
Wondai PHCC	12	2,603	1,785	818
Yarrabah PHCC	50	15,774	1,118	8,000	6,656

Sub-total Primary Health Care Centres (PHCC)				17,260

Hospitals
Area Health Services Demand Management	Various	297,500		100,000	197,500
Building works capital project management	Various			881	Ongoing
Bundaberg Hospital expansion	15	41,100	1,906	6,733	32,461
Cairns Base Hospital Redevelopment	50	446,300		24,200	422,100
Cairns Hospital Emergency Dept (Additional bed capacity)	50	11,100	383	7,617	3,100
Dalby Hospital Outpatients, Emergency Department and Maternity	20	11,067	10,565	502

Health, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Gold Coast University Hospital	07	1,549,000	21,936	103,730	1,423,334
Ingham Hospital redevelopment	45	36,984	13,260	16,215	7,509
Innisfail Hospital redevelopment	50	42,510	41,113	1,397
Mackay Annex	40	1,700	1,480	220
Mackay Base Hospital Redevelopment	40	405,618		5,304	400,314
Master planning studies	Various			1,590	Ongoing
Mt Isa Health Campus Redevelopment	55	65,190		8,000	57,190
Princess Alexandra Hospital additional bed capacity	05	52,000	800	8,000	43,200
Princess Alexandra Hospital Emergency Department upgrade preparatory works	05	18,300	9,854	8,446
Queensland Children’s Hospital	05	1,044,000	21,937	97,520	924,543
Redcliffe Hospital Emergency Department upgrade	05	27,515	22,658	4,857
Robina Hospital expansion	07	240,000	1,169	55,402	183,429
Robina Hospital Emergency Department and Intensive Care Unit	07	42,232	37,332	4,900
Rockhampton Hospital improvement	30	74,000	11,695	31,658	30,647
Sunshine Coast Hospital	09	1,210,000	53,553	29,529	1,126,918
Sunshine Coast Health Services District additional bed capacity	09	191,000	15,086	54,251	121,663
The Prince Charles Hospital upgrade	05	135,200	103,271	31,929
Toowoomba Hospital Community-Based Care Services	20	400		400
Townsville General Hospital Birthing Centre	45	1,000	250	750
Townsville General Hospital expansion	45	84,000	1,000	10,000	73,000
Yeppoon Hospital redevelopment	30	20,600	3,663	15,937	1,000
Elective Surgery
Logan Elective Surgery	05	3,400	400	3,000
Queen Elizabeth II Hospital Elective Surgery expansion	05	34,500	3,500	21,773	9,227

Sub-total Hospitals				654,741

Health Technology Replacement
Healthy Hearing	Various	2,825	1,847	978
Health Technology equipment	Various			50,000	Ongoing
Program management	Various			1,045	Ongoing
Radiology Service Delivery	Various	3,907		2,407	1,500
RCH—Healthy Hearing	05	200		200
Skin Cancer Policy	Various	1,500		1,500

Sub-total Health Technology Replacement				56,130

Health, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Renal Services
Princess Alexandra Hospital Renal (8 Chairs)	05	600		600
Renal—5 New Self-Care chairs	Various	300		300
Renal—Home Dialysis Patient Education Centre	Various	75		75
Redland Hospital Renal (3 Chairs)	05	200		200
Sunshine/Logan/Kingaroy planning services	Various	2,000		2,000

Sub-total Renal Services				3,175

Mental Health Services
Bundaberg Mental Health Beds	15	2,000		2,000
The Park—Centre for Mental Health	05	2,000	1,245	755
Queensland Mental Health—Community	Various	11,236	3,830	3,386	4,020

Queensland Mental Health Plan	Various	121,109	5,585	6,643	108,881

Sub-total Mental Health Services				12,784

Pathology and Scientific Services
Forensic Science Enhancement	Various	15,200	350	7,250	7,600
Queensland Health Scientific Services	05	21,846	20,846	1,000

Sub-total Pathology and Scientific Services				8,250

Residential Aged Care Facilities Program
Nambour Residential Aged Care Facility	09	13,759	993	10,131	2,635

Sub-total Residential Aged Care Facilities Program				10,131

Staff Accommodation Program
Cape York staff accommodation-Kowanyama	50	1,375	75	1,300
Cape York staff accommodation-Lockhart River	50	954	934	20
Housing stock upgrade	Various			1,000	Ongoing
Injune staff accommodation	25	1,256	1,233	23
Regional accommodation program	Various	87,500	80,971	6,529
Rockhampton staff accommodation	30	10,000	9,000	1,000
Roma Nurses Quarters	25	11,436	3,912	7,524

Sub-total Staff Accommodation Program				17,396

Other Acquisitions of Property Plant and Equipment
Capital Program Land Acquisition	Various	86,127	30,564	10,000	45,563
Critical Projects	Various	7,346	3,700	3,646
Emergent works program	Various			8,949	Ongoing
Essential Infrastructure Projects	Various	5,600	3,600	2,000
Health Contact Centre	Various	8,762	6,762	2,000
Minor capital projects and[1] acquisitions	Various			16,538	Ongoing
Princess Alexandra Hospital Power upgrade	05	8,500	7,750	750
Urgent infrastructure initiatives	Various	9,026	8,460	566

Sub-total Other Acquisitions of Property Plant and Equipment				44,449

Health, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Information Technology Equipment
Information Technology equipment acquisition	Various			28,566	Ongoing

Sub-total Information Technology Equipment				28,566

Total Property, Plant and Equipment				976,005

Other Capital Expenditure
Information and Communication Technology[2]
Acute Care	Various	42,244	6,472	23,600	12,172
Administration	Various	37,670		1,000	36,670
Ambulatory Care	Various	5,959	2,102	327	3,530
Chronic Disease Care	Various	24,026	8,322	4,714	10,990
Clinical Support	Various	34,278	7,857	1,637	24,784
Information Technology	Various	38,509	943	2,995	34,571
Promotion, Protection and Prevention	Various	17,691	4,081	8,371	5,239
Rehabilitation and Extended Care	Various	3,500		1,000	2,500
IT—Contingency and Emergent needs	Various			857	Ongoing

Sub-total Information and Communication Technology				44,501

Inventory movement	Various			1,521	Ongoing

Total Other Capital Expenditure				46,022

TOTAL QUEENSLAND HEALTH				1,022,027

THE COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH

Property, Plant and Equipment
Other scientific equipment	05			2,232	Ongoing

Total Property, Plant and Equipment				2,232

TOTAL THE COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH				2,232

TOTAL HEALTH				1,024,259

Notes:

1.	Amount is net of $23.5 million non-capital component of project expenditure
2.	Information and Communication Technology amount is net of $76.6 million non-capital component of project expenditure

HOUSING

The department’s 2008-09 capital program of $516.9 million underpins the provision of a range of social housing solutions across the department’s outputs and includes $125 million from the Queensland Future Growth Fund.

In 2008-09, the department will continue to address the challenges of increasing demand for social housing that results from rising living costs and decreasing availability of affordable housing in the private market. Expanding the supply of social housing and improving access to housing assistance for those clients in greatest need will continue to be a priority, as will the continuing development of new products and services to assist people to find or maintain a private rental home or buy their own home.

The Queensland Government’s four-year, $235.5 million Responding to Homelessness initiative reaches its conclusion in 2008-09. The department’s capital funding commitment of $7.4 million in the final year of this initiative will further expand the housing supply to accommodate people at risk or already experiencing homelessness.

The department will provide a further $11 million in 2008-09 as part of the Government’s Spinal Cord Injuries Initiative to commence the construction of 11 dwellings, complete 23 dwellings and acquire land to facilitate future construction. This cross-agency initiative will provide housing and support to assist people with spinal injuries to leave hospital when they no longer require hospital care.

Under the Council of Australian Governments’ National Mental Health Plan, the Queensland Government has allocated $10 million in 2008-09 to fund the purchase of 35 dwellings across Queensland to provide housing for clients with severe mental illness and moderate to high support needs.

Program Highlights

The department will expand the supply and improve the amenity of social housing dwellings through capital investment and capital grant funding including:

•	$304.2 million in funding for the Public Housing and Aboriginal and Torres Strait Islander Housing rental programs and the Long Term Community Housing Program to:

•

purchase or commence construction of 634 dwellings, complete construction of 375 dwellings commenced in previous years, and purchase and develop land to facilitate future construction of social housing dwellings; and

•	enhance the condition of existing social housing dwellings through general upgrades.

•

$74.3 million in funding for upgrades to existing properties and new and replacement dwellings for the 34 Aboriginal and Torres Strait Islander communities. Construction will be completed on 103 new dwellings, 35 dwellings replaced and 271 dwellings upgraded. In addition, construction will commence on seven new dwellings and 14 properties will be purchased outside of Indigenous communities

•

$63.4 million in funding for Community-managed Housing—Studio Units to purchase or commence construction of 210 dwellings, complete construction of 193 dwellings commenced in previous years, upgrade existing dwellings and acquire land to facilitate future construction

•

$13.5 million in funding for the Crisis Accommodation Program to commence construction of two shelters comprising of 12 units of accommodation, complete construction of 19 dwellings and six shelters comprising of over 20 units of accommodation, purchase eight dwellings and upgrade existing dwellings and shelters

•	$4.9 million to complete the redevelopment of the Lady Bowen Complex to provide housing options for people at risk of homelessness in inner Brisbane

•	$5 million in capital grants to the Brisbane Housing Company that, combined with allocations from previous years, will provide approximately 111 dwellings to low-income households throughout the year

•	$2.6 million in capital grants for the Gold Coast Housing Company to provide affordable housing to low-income households on the Gold Coast

•	$15.6 million in capital grants to complete construction of up to 117 dwellings for affordable housing in the Whitsunday and Gold Coast regions

•	$13.5 million in funding to acquire suitable land for housing development to assist with increasing the supply of affordable housing.

The department will continue to create better opportunities and outcomes in renewal communities through the allocation of $4.5 million towards improving community facilities and neighbourhood amenities in targeted areas of Queensland under the Community Renewal program.

Housing

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF HOUSING

Property, Plant and Equipment
SOCIAL RENTAL HOUSING
Construction
Brisbane
Detached Houses[1]	05			6,725	Ongoing
Medium Density[1]	05			60,203	Ongoing
Gold Coast
Detached Houses[1]	07			1,136	Ongoing
Medium Density	07			5,571	Ongoing
Sunshine Coast
Detached Houses[1]	09			657	Ongoing
Medium Density	09			4,597	Ongoing
Seniors’ Units[1]	09			549	Ongoing
Wide Bay-Burnett
Detached Houses[1]	15			2,367	Ongoing
Medium Density[1]	15			7,127	Ongoing
Darling Downs
Detached Houses[1]	20			2,912	Ongoing
Medium Density[1]	20			3,928	Ongoing
Fitzroy
Detached Houses	30			1,323	Ongoing
Medium Density[1]	30			7,403	Ongoing
Mackay
Detached Houses	40			2,676	Ongoing
Medium Density[1]	40			3,424	Ongoing
Seniors’ Units[1]	40			291	Ongoing
Northern
Detached Houses	45			1,240	Ongoing
Medium Density[1]	45			9,820	Ongoing
Far North
Detached Houses[1]	50			3,354	Ongoing
Medium Density[1]	50			5,342	Ongoing
Seniors’ Units	50			1,140	Ongoing
North West
Detached Houses	55			510	Ongoing
Medium Density[1]	55			3,069	Ongoing
Various	Various			2,866	Ongoing

Sub-total Construction				138,230

Capital Works on Existing Dwellings
Brisbane	05			43,787	Ongoing
Gold Coast	07			4,423	Ongoing
Sunshine Coast	09			2,285	Ongoing
Wide Bay-Burnett	15			1,966	Ongoing
Darling Downs	20			3,042	Ongoing

Housing, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Fitzroy	30			4,063	Ongoing
Mackay	40			4,057	Ongoing
Northern	45			6,212	Ongoing
Far North	50			5,698	Ongoing
North West	55			1,967	Ongoing
Various	Various			2,960	Ongoing

Sub-total Capital Works on Existing Dwellings				80,460

Land Purchases and Improvement of Land	Various			35,475	Ongoing
Purchase of Existing Properties	Various			101,900	Ongoing

Sub-total SOCIAL RENTAL HOUSING				356,065

INDIGENOUS COMMUNITY HOUSING
Purchase of Existing Properties	Various			5,000	Ongoing
CRISIS HOUSING
Construction
Brisbane 1	05			2,706	Ongoing
Gold Coast	07			291	Ongoing
Wide Bay-Burnett 1	15			997	Ongoing
Fitzroy 1	30			566	Ongoing
Mackay	40			1,255	Ongoing
Various	Various			185	Ongoing

Sub-total Construction				6,000

Capital Works on Existing Dwellings
Brisbane	05			4,900	Ongoing
Various	Various			500	Ongoing

Sub-total Capital Works on Existing Dwellings				5,400

Purchase of Existing Properties	Various			3,000	Ongoing

Sub-total CRISIS HOUSING				14,400

PRIVATE MARKET ASSISTANCE
Land Purchases and Development
Brisbane	05			1,000	Ongoing
Various	Various			13,500	Ongoing

Sub-total Land Purchases and Development				14,500

Purchase of Existing Properties
Sunshine Coast	09			2,440	Ongoing
Wide Bay-Burnett	15			580	Ongoing

Sub-total Purchase of Existing Properties				3,020

Investment	Various			300	Ongoing

Sub-total PRIVATE MARKET ASSISTANCE				17,820

PLANT & EQUIPMENT
Property, Plant & Equipment	Various			570	Ongoing

Sub-total PLANT & EQUIPMENT				570

Total Property, Plant and Equipment				393,855

Housing, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Other Capital Expenditure
Intangibles	Various			5,630	Ongoing

Total Other Capital Expenditure				5,630

Capital Grants
SOCIAL RENTAL HOUSING
Brisbane	05			5,000	Ongoing
Gold Coast	07			15,499	Ongoing
Wide Bay-Burnett	15			422	Ongoing
Darling Downs	20			569	Ongoing
South West	25			869	Ongoing
Fitzroy	30			1,215	Ongoing
Central West	35			31	Ongoing
Mackay	40			3,523	Ongoing
Northern	45			2,571	Ongoing
Far North	50			336	Ongoing
North West	55			682	Ongoing
Various	Various			8,648	Ongoing

Sub-total SOCIAL RENTAL HOUSING				39,365

INDIGENOUS COMMUNITY HOUSING
Wide Bay-Burnett	15			704	Ongoing
Fitzroy	30			2,034	Ongoing
Northern	45			3,601	Ongoing
Far North	50			52,300	Ongoing
North West	55			10,637	Ongoing

Sub-total INDIGENOUS COMMUNITY HOUSING				69,276

CRISIS HOUSING
Capital Grants	Various			4,000	Ongoing
PRIVATE MARKET ASSISTANCE
Capital Grants	Various			300	Ongoing
COMMUNITY RENEWAL
Brisbane	05			2,020	Ongoing
Gold Coast	07			1,300	Ongoing
Northern	45			988	Ongoing
Far North	50			150	Ongoing

Sub-total COMMUNITY RENEWAL				4,458

Total Capital Grants				117,399

TOTAL DEPARTMENT OF HOUSING				516,884

Note:

1.	Funded fully or in part under the Queensland Future Growth Fund

INFRASTRUCTURE AND PLANNING

The 2008-09 capital expenditure budget for Infrastructure and Planning, including Property Services Group, water infrastructure projects and Airport Link is $2.450 billion.

The department’s role is to guide major resource and infrastructure projects to fruition, to ensure the timely delivery of both social and economic infrastructure in a way which is not only sustainable but which also delivers benefits to all Queenslanders and to lead local, regional, statewide planning initiatives and land use. The Government has established a number of special purpose vehicles to provide rigorous governance, management and delivery of major infrastructure including the Western Corridor Recycled Water Project, Southern Regional Water Pipeline, South East Queensland (Gold Coast) Desalination Plant, other key water infrastructure projects and the Airport Link toll road and initial stages of the Northern Busway.

Program Highlights

•

Western Corridor Recycled Water Project—design, construction and operation of the largest recycled water project in Australia will continue, including development of advanced water treatment plants and approximately 200 kilometres of pipeline as part of the Government’s solutions to secure South East Queensland’s water supply future by supplying purified recycled water to industry and to supplement supply to the Wivenhoe Dam.

•

South East Queensland (Gold Coast) Desalination Plant—construction of the 125 megalitres per day desalination plant at Tugun will continue. The project has an estimated total cost of $1.209 billion, of which $448.1 million is projected to be spent in 2008-09. The project demonstrates the Government’s commitment to providing vital rainfall independent water infrastructure for South East Queensland and is on schedule to commence operations in November 2008. The project is currently a joint project between the State Government and the Gold Coast City Council (GCCC). The State is proposing to purchase the balance of the GCCC shares in the project by 30 June 2008 to acquire full ownership of the asset.

•

Southern Regional Water Pipeline—construction of the 130 megalitres per day two-way $901 million Southern Regional Water Pipeline between Brisbane and the Gold Coast will be completed by November 2008, including laying approximately 96 kilometres of pipeline and construction of ancillary works.

•

Northern Pipeline Interconnectors—Stage 1 involves the construction of a 47 kilometre pipeline to transport up to 65 million litres of potable water per day from Landers Shute Water Treatment Plant to Morayfield Reservoirs and will be completed by December 2008. The investigation and assessment for Stage 2 of the Northern Pipeline Interconnectors will continue to determine preferred alignment for the pipeline between Landers Shute and Noosa Water Transport Plant near Cooroy.

•

Eastern Pipeline Interconnectors—involves the construction of an additional reservoir at Heinemann Road in Redland City and an 8.6 kilometre pipeline and pump station to link to Kimberley Park in Logan City. The works will connect Redland City to the South East Queensland Water Grid and be completed by December 2008.

•

Traveston Crossing and Wyaralong Dams—work will continue on the environmental impact assessment processes and subject to approval, commencement of construction for the proposed Traveston Crossing Dam and the proposed Wyaralong Dam to meet expected delivery times to address the long-term water demands of the South East Queensland region. The Traveston Crossing Dam will involve the construction of a 153,000 million litre storage delivering up to 70,000 million litres per annum. The Wyaralong Dam will involve the construction of 103,000 million litre storage. When operating with the recently completed Cedar Grove Weir and Bromelton Offstream storage, it will provide 26,000 million litres per year to the people of South East Queensland.

•	Airport Link—construction of the Airport Link toll road, from Windsor to Clayfield and sections of the Northern Busway, will most likely commence around the end of 2008, with the project open in 2012.

•

Stanwell—Gladstone Infrastructure Corridor—the department will continue the development of the corridor. The corridor will be able to accommodate up to seven underground pipelines in a single area for uses including water, mineral slurries and telecommunication cables. The project will deliver essential services and efficiently transport industrial material throughout the area.

•

The South East Queensland (SEQ) Water Grid Manager—will manage and oversee the operation of the SEQ Water Grid to ensure security of supply. To do this, the SEQ Water Grid manager will purchase water services from the supply and transport services and sell water to the retailers and other Grid customers. The SEQ Water Grid Manager will also ensure that SEQ water sources are secure and stable into the future. In 2008-09 the SEQ Water Grid Manager will begin operation and is projected to spend $2.6 million on initial capital set up costs.

Property Services Group

The Property Services Group delivers the property services component of the Industry Location Scheme. Key functions of the group include the acquisition, planning and development of land for business and industry locating to or expanding in Queensland.

The Group’s capital expenditure plan for 2008-09 totals $109.8 million. Construction of the following projects is expected to proceed in 2008-09 once development approvals are obtained:

•	$26.6 million to construct Stage 1 of the Coolum Industrial Estate

•	$6.0 million to construct Stage 6 of the Bohle Industrial Estate

•	$6.9 million to complete development of the South Mackay Industrial Estate

•	$2.0 million to complete construction of the Yandina Industrial Estate expansion.

The following land acquisitions are planned for 2008-09, subject to negotiations:

•	$2.0 million for the acquisition of additional land for the Amberley Aerospace Park

•	$8.0 million for the acquisition of land for the future development of industrial estates in Far North Queensland

•	$11.0 million for the acquisition of land to extend the Gladstone State Development Area

•	$6.0 million for the acquisition of land for the future development of industrial estates in the Mackay region

•	$2.0 million for the acquisition of land for the future development of industrial estates in the Rockhampton region; and

•	$6.5 million for continued acquisitions within South East Queensland for the future development of industrial estates.

Infrastructure and Planning

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF INFRASTRUCTURE AND PLANNING

Property, Plant and Equipment
Targinie Precinct	30	57,000	45,800	10,000	1,200
Hardrock Haulage Roads	05	23,450	19,000	4,450
Stanwell to Gladstone Infrastructure Corridor	30	8,108		8,108
Townsville State Development Area	45	7,500	4,100	3,400
Other capital expenditure	05			127	Ongoing

Total Property, Plant and Equipment				26,085

Capital Grants
South East Queensland Regional Recreational Trails	Various	7,800	1,400	2,300	4,100

Total Capital Grants				2,300

TOTAL DEPARTMENT OF INFRASTRUCTURE AND PLANNING				28,385

PROPERTY SERVICES GROUP

Property, Plant and Equipment
Asset replacement program	05			20	Ongoing

Total Property, Plant and Equipment				20

Other Capital Expenditure
Land Development
Amberley Aerospace Park	05	30,551	974	1,000	28,577
Bohle Industrial Estate Stage 6	45	10,250	1,204	6,046	3,000
Brisbane Innovation Park	05	5,000	280	2,220	2,500
Charlton North Industrial Estate	20	17,840	1,272	6,568	10,000
Clinton Industrial Park—Blain Drive	30	3,000	500	2,000	500
Clinton Industrial Estate—Red Rover Precinct	30	10,500		100	10,400
Coolum Industrial Estate—Stage 1	09	30,297	3,659	26,638
Coomera Government Precinct	07	4,250		4,250
Crestmead Industrial Estate—Stage 6	05	4,400	385	4,015
Ebenezer Industrial Precinct	05	30,850	350	500	30,000
Gladstone State Development Area—service infrastructure	30	25,500		500	25,000
Moonaboola Industrial Estate	15	6,250		50	6,200
Mount Isa Nordale Industrial Estate	55	2,650	150	2,500
Narangba Industrial Estate	05	5,750	250	5,500
South Mackay Industrial Estate	40	9,008	2,116	6,892
Sunshine Coast Industrial Park	09	57,536	55,055	2,481
Yandina Industrial Estate	09	7,935	5,935	2,000
Minor works	Various			500	Ongoing

Sub-total Land Development				73,760

Infrastructure and Planning, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Land Purchases
Amberley Aerospace Park	05	5,428	3,428	2,000
Far North Queensland Strategic Land	50	8,000		8,000
Gladstone State Development Area Land	30	11,000		11,000
Mackay Region Industrial Land	40	6,000		6,000
Rockhampton Region Industrial Land	30	2,000		2,000
South East Queensland Strategic Land	12	28,958	12,468	6,490	10,000
Minor land acquisitions	Various			500	Ongoing

Sub-total Land Purchases				35,990

Total Other Capital Expenditure				109,750

TOTAL PROPERTY SERVICES GROUP				109,770

WATER INFRASTRUCTURE PROJECTS

Property, Plant and Equipment
Western Corridor Recycled Water Project	Various	2,493,000	1,698,000	795,000
Traveston Crossing Dam—Stage 1	Various	1,592,000	431,818	442,300	717,882
Southern Regional Water Pipeline	Various	901,000	683,647	217,353
Northern Pipeline Interconnectors	Various	849,000	254,221	219,779	375,000
Wyaralong Dam	12	333,000	28,048	89,497	215,455
South East Queensland (Gold Coast) Desalination Plant	07	1,209,000	760,891	448,109
Eastern Pipeline Interconnectors	05	38,000	21,302	16,698

Total Property, Plant and Equipment				2,228,736

TOTAL WATER INFRASTRUCTURE PROJECTS				2,228,736

SEQ WATER GRID MANAGER

Property, Plant and Equipment
Plant and Equipment	05	3,140	512	2,628

Total Property, Plant and Equipment				2,628

TOTAL SEQ WATER GRID MANAGER				2,628

AIRPORT LINK
Property, Plant and Equipment
Airport Link[1]	05	258,711	115,301	80,410	63,000

Total Property, Plant and Equipment				80,410

TOTAL AIRPORT LINK				80,410

TOTAL INFRASTRUCTURE AND PLANNING				2,449,929

Note:

1.	Total estimated cost includes land acquisition and early works, but excludes expenditure on land acquisition undertaken by the Department of Main Roads for the project ($36.3 million), and the additional expenditure announced for the project on 19 May 2008, due to timing of contractual close.

JUSTICE AND ATTORNEY-GENERAL

The 2008-09 capital expenditure program for Justice and Attorney-General (Department of Justice and Attorney-General, Public Trust Office, Legal Aid Queensland, Crime and Misconduct Commission and Anti-Discrimination Commission Queensland) is $332.7 million.

The Department of Justice and Attorney-General’s capital expenditure program for 2008-09 is $318.7 million. The department’s capital program focuses on designing, constructing and managing facilities and assets to ensure the services in the justice system are effective, accessible and safe.

Program Highlights

•	$236.2 million is provided for the construction of the new Supreme and District Courts complex.

•

$52.4 million is provided for the construction of a new courthouse and watchhouse at Ipswich to cope with the growing population in this area. This is part of a combined facility including a watchhouse and a police station.

•

$2.9 million is provided to construct a courthouse at Mareeba. The courthouse, featuring a high-tech courtroom, prisoner holding cells and facilities for victims of crime and vulnerable witnesses, will form part of a project with a new police station and watchhouse.

•	$2.8 million is provided for the fitting out of floor four of the Brisbane Magistrate Court (BMC). This floor was not fitted out at the time of construction of the BMC.

•	$4.6 million is provided to further develop the Integrated Justice Information Strategy which will deliver improved information sharing and operational efficiencies across the criminal justice system.

The 2008-09 capital expenditure program for the Public Trust Office is $8 million. This expenditure will enable the office to continue to provide a wide range of efficient services to the Queensland community on a self funded basis. The Public Trust Office will source the investment for these capital assets from its own funds at no cost to Government. The Public Trust Office will spend $5 million on two new office buildings to continue delivery of services in areas of greatest need in South East Queensland and $2.1 million on the refurbishment of existing offices throughout Queensland.

Legal Aid Queensland will invest $3.1 million in capital projects in 2008-09, including $0.70 million on new leased accommodation in North Quay for dispute resolution conferencing.

The 2008-09 capital expenditure program for the Crime and Misconduct Commission (CMC) is $2.5 million. The CMC will be relocating from Terrica Place to Green Square in Fortitude Valley in 2008. The CMC will invest $13.6 million in relation to fitout costs associated with this relocation, the majority of which was expended in 2007-08. In addition, the CMC will invest $0.78 million in capital projects relating to computer and motor vehicle replacements in 2008-09.

The 2008-09 capital expenditure program for the Anti-Discrimination Commission Queensland is $0.43 million. One-off funding of $0.39 million will be spent in 2008-09 on the development and implementation of a new Case Management System.

Justice and Attorney-General

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL
Property, Plant and Equipment
Ipswich, land purchase and new courthouse	05	91,510	34,045	52,416	5,049
Brisbane Supreme and District Court complex	05	600,000	9,050	236,226	354,724
Pine Rivers, land purchase and new courthouse	05	10,800	10,055	745
Mareeba Courthouse	50	6,078	3,211	2,867
Brisbane Magistrate Court fitout	05	4,300	1,500	2,800
Buildings, programmed renewal	Various			5,720	Ongoing
Minor capital works	Various			1,630	Ongoing
Other acquisitions of property, plant and equipment	Various			3,628	Ongoing

Total Property, Plant and Equipment				306,032

Other Capital Expenditure
Integrated Justice Information Strategy	05	23,230	14,410	4,600	4,220
Prosecutions Case Management Information System	05	2,699	1,489	1,210
Queensland Wide Integrated Courts System (QWIC) Renewal	05	2,040	1,012	1,028
New Queensland Courts Case Management System	05	2,028	199	855	974
Crown Law—VISUALFILES System	05	2,040	1,590	250	200
Minor capital works—software	05			1,666	Ongoing
Other capital	05			3,094	Ongoing

Total Other Capital Expenditure				12,703

TOTAL DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL				318,735

PUBLIC TRUST OFFICE

Property, Plant and Equipment
New office buildings	05	5,000		5,000
Property, plant and equipment	05			604	Ongoing
Building Improvements	05			2,120	Ongoing

Total Property, Plant and Equipment				7,724

Other Capital Expenditure
Computer software	05			250	Ongoing

Total Other Capital Expenditure				250

TOTAL PUBLIC TRUST OFFICE				7,974

LEGAL AID QUEENSLAND

Property, Plant and Equipment
Leasehold improvements	05			1,334	Ongoing
Brisbane building—minor works	05			350	Ongoing
Office equipment	05			516	Ongoing
Vehicle replacement	05			358	Ongoing

Total Property, Plant and Equipment				2,558

Justice and Attorney-General, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Other Capital Expenditure
Core Business System technical redevelopment	05			500	Ongoing

Total Other Capital Expenditure				500

TOTAL LEGAL AID QUEENSLAND				3,058

CRIME AND MISCONDUCT COMMISSION

Property, Plant and Equipment
Green Square fitout costs	05	13,579	11,884	1,695
Vehicle replacements	05			465	Ongoing
Computer and other equipment	05			313	Ongoing

Total Property, Plant and Equipment				2,473

TOTAL CRIME AND MISCONDUCT COMMISSION				2,473

ANTI-DISCRIMINATION COMMISSION

Property, Plant and Equipment
Property, plant and equipment	05			46	Ongoing

Total Property, Plant and Equipment				46

Other Capital Expenditure
Case Management software system	05	386		386

Total Other Capital Expenditure				386

TOTAL ANTI-DISCRIMINATION COMMISSION				432

TOTAL JUSTICE AND ATTORNEY-GENERAL				332,672

LEGISLATIVE ASSEMBLY OF QUEENSLAND

Capital outlays in property, plant and equipment are critical to the delivery of the Legislative Assembly and Parliamentary Service output. The 2008-09 capital program of $3.6 million is principally allocated to the replacement of major air conditioning plant within the Parliamentary Precinct, an upgrade of the toilet facilities on Members’ Office floors, and an upgrade of Electorate Office equipment. Funding is also directed to the ongoing Parliament House Stonework Restoration Program and a range of minor capital works projects designed to improve the functionality and performance of existing building infrastructure.

Legislative Assembly of Queensland

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000

LEGISLATIVE ASSEMBLY OF QUEENSLAND

Property, Plant and Equipment
Parliament House Stonework Restoration Program	05	12,384	4,004	100	8,280
Air-conditioning—replacement of cooling towers	05	1,318		1,318
Air-conditioning—upgrade and replacement	05	1,000	200	200	600
Members’ Office Floors—toilet facilities upgrade	05	1,236		618	618
Electorate Office—office equipment upgrade	05	1,500		750	750
Minor capital works—plant and equipment	05	567		567

Total Property, Plant and Equipment				3,553

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND				3,553

LOCAL GOVERNMENT, SPORT AND RECREATION

The Department of Local Government, Sport and Recreation capital works and grant and subsidy programs will provide $467.6 million in 2008-09 to assist local government, community sport and recreation organisations, Indigenous organisations and schools to build vibrant, more sustainable communities.

Department of Local Government, Sport and Recreation

The majority of capital expenditure incurred by the department relates to capital grants and subsidies to assist with the:

•	creation or upgrading of a range of essential community infrastructure such as water supply, sewerage works, roads and drainage works.

•	building or upgrading of community sport and recreation facilities which enhance the opportunities for Queenslanders to participate in an active, healthy lifestyle.

Other capital expenditure by the department is associated with supporting the delivery of the State Tennis Centre, improving the quality and accessibility of facilities at a number of the State’s Active Recreation Centres, and to ensure the ongoing maintenance and provision of an appropriate level of office equipment and information technology hardware at each of the department’s sites across Queensland.

Program Highlights

•	A record $12.5 million investment through the Minor Facilities Program to support community sport and recreation clubs improve the standard and availability of their facilities.

•	Launching a new $30 million round of the Major Facilities Program to support the development of major community sport and recreational facilities.

•	Up to $8 million over four years from 2008-09 for the Regional Tennis Facilities Program to provide regional standard tennis facilities in Mount Isa, Cairns, Townsville, Rockhampton and Toowoomba.

•

Up to $5 million out of total funding of $25.5 million over five years under the Fluoride Capital Assistance Program to undertake capital works outside South East Queensland for the introduction of fluoridation.

•	$3 million in 2008-09 for the construction of three new Sewerage Treatment Plants in Tin Can Bay, Cooloola Cove, and Rainbow Beach to benefit the growing communities of the Gympie Region.

•

$14 million under the Indigenous Environmental Health and Infrastructure Program to provide essential community infrastructure in the Torres Strait region, including major sewerage projects at Mabuaig and Moa Islands.

Stadiums Queensland

The capital program for Stadiums Queensland reflects the investment required to develop and maintain the State’s stadia to a standard appropriate for the conduct of national and international events. The program will provide $14.5 million in 2008-09 which includes the development of a criterion track near the Sleeman Sports Complex at Chandler and the upgrade of facilities at the Brisbane Entertainment Centre.

Local Government, Sport and Recreation

Project	Statistical Division	Total Estimated Cost $’000	Expenditure Budget to 30-06-08 $’000	Post 2008-09 $’000	2008-09 $’000
DEPARTMENT OF LOCAL GOVERNMENT, SPORT AND RECREATION

Property, Plant and Equipment
Buildings
Tennyson Riverside Development	05	44,855	17,308	11,403	16,144
Active Recreation Centres	Various			3,359	Ongoing
Plant and equipment	05			467	Ongoing

Total Property, Plant and Equipment				15,229

Capital Grants
Sport Infrastructure
State Equestrian Centre	09	1,760		1,760
Regional Tennis Facilities Program	Various	8,000		4,000	4,000
Local Sport and Recreation Program	Various			3,459	Ongoing
Major facilities	Various			21,367	Ongoing
Minor facilities	Various			12,500	Ongoing
Local Government Infrastructure
Fluoride Capital Assistance Program	Various	25,500		5,000	20,500
Queensland’s 150th Anniversary - Legacy Infrastructure project	Various	100,000	30,489	54,000	15,511
Roads and drainage	Various			25,000	Ongoing
Water and sewerage	Various			132,718	Ongoing
Other works	Various			192,574	Ongoing

Total Capital Grants				452,378

TOTAL DEPARTMENT OF LOCAL GOVERNMENT, SPORT AND RECREATION				467,607

STADIUMS QUEENSLAND

Property, Plant and Equipment
Capital Maintenance and Equipment	Various			11,000	Ongoing
Brisbane Entertainment Centre—Facilities Upgrade	05	1,300		1,300
Sleeman Sports Complex—Criterion Track	05	2,200		2,200

Total Property, Plant and Equipment				14,500

TOTAL STADIUMS QUEENSLAND				14,500

TOTAL LOCAL GOVERNMENT, SPORT AND RECREATION				482,107

MAIN ROADS

The 2008-09 capital expenditure program for Main Roads (which includes Queensland Motorways Limited and RoadTek) is $3.235 billion. Main Roads strategically manages, plans, develops, operates and maintains the State-controlled road network. Key service delivery priorities in 2008-09 are to continue to:

•	improve safety of the road environment

•

achieve reliable delivery of the Government’s priority projects—including election commitments and other specific initiatives, such as South East Queensland Infrastructure Plan and Program (SEQIPP) projects, the regional bridge renewal, and accelerated road rehabilitation programs

•	preserve and maintain the state’s largest built community asset—the 33,550 kilometre state-controlled road network—with an estimated value of $37.285 billion

•	manage the impact of urban traffic growth and congestion, and improve the reliability of service to industry and the community in our major urban centres

•	plan and prioritise future works to meet the long-term needs of industry and the community within specified state and federal funding limits.

Main Roads’ capital program enhances, rehabilitates and preserves the road network throughout Queensland. Capital investment in the road system generates long-term benefits to the people of Queensland by delivering safer, more efficient and more convenient transport, for both industry and the community in general.

Safety remains a number one priority for Main Roads. The department will continue its emphasis on safety through programs such as the Safer Roads Sooner initiative, with $47 million allocated in 2008-09 towards road safety capital programs ($235 million over the next five years).

Program Highlights

•

$537.6 million is provided to construct a second Gateway Bridge river crossing and to increase capacity on the Gateway Motorway, between Mt Gravatt-Capalaba Road and Nudgee Road, at a total estimated cost of $1.883 billion.

•	$200 million is provided towards the federally-funded Ipswich Motorway upgrade between Wacol and Darra, at a total estimated cost of $700 million.

•

$168.7 million is provided towards the Centenary Highway duplication between Springfield and Darra, in conjunction with the Darra to Springfield rail extension, at a total estimated cost of $414.6 million.

•	$150 million is provided towards the construction of the new Houghton Highway Bridge between Brighton and Redcliffe, at a total estimated cost of $315 million.

•	$100 million is provided towards the federally-funded Ipswich Motorway upgrade to complete the upgrade of the Ipswich/Logan Motorway interchange, at a total estimated cost of $255 million.

•

$70.7 million is provided to upgrade the Pacific Motorway between the Gateway Motorway and the Logan Motorway and between Nerang and Tugun, at a total estimated cost of $910 million ($455 million—State, $455 million—Australian Government).

•	$66 million is provided towards the duplication of the Forgan Bridge in Mackay, at a total estimated cost of $128 million.

•	$50 million is provided to improve flood immunity on the federally-funded Bruce Highway between Corduroy Creek and Tully High School, at a total estimated cost of $172.4 million.

•	$42.3 million is provided towards Stages 2 and 3 of the Townsville Ring Road, at a total estimated cost of $119.2 million ($39.8 million—State, $79.5 million—Australian Government).

•	$34.5 million is provided towards construction of the Bundaberg Ring Road, at a total estimated cost of $92 million.

•	$32.4 million is provided for construction of the Pacific Paradise interchange and access to David Low Way on the Sunshine Motorway, west of Pacific Paradise, at a total estimated cost of $85 million.

•	$27.2 million is provided to widen Caloundra Road to four lanes between the Bruce Highway and Pierce Avenue, 7km west of Caloundra, at a total estimated cost of $80 million.

•	$24.4 million is provided to construct a bridge and approaches at Mulgrave River, south of Cairns, on the federally-funded Bruce Highway, at a total estimated cost of $50 million.

•	$24 million is provided in federal funding to widen the Bruce Highway in Gympie to four lanes between Kidgell Street and Pine Street, at a total estimated cost of $70.8 million.

•	$20 million is provided to widen the Gold Coast Highway to four lanes between Government Road and Robert Street, at a total estimated cost of $128 million.

•

$20 million is provided towards the federally-funded Ipswich Motorway upgrade for planning and land acquisitions for the upgrade to six lanes between Dinmore and Goodna, at a total estimated cost of $50 million.

•	$18 million is provided to continue widening to four lanes in sections between Santa Barbara Road and Columbus Drive, on Hope Island Road, at a total estimated cost of $109 million.

•

$17 million is provided to widen the remaining 2 lane sections of North Ward Road to 4 lanes between Walker Street and Gregory Street on the northern approach of Townsville City, at a total estimated cost of $19 million.

•	$12.1 million is provided towards paving and sealing the Roma—Taroom Road to support oil and gas development and improve regional community access, at a total estimated cost of $29.7 million.

•	$11.6 million is provided towards construction of the Hospital Bridge in Mackay, at a total estimated cost of $33.6 million.

•	$10.7 million is provided to widen the New England Highway and realign the highway at the Pechey Range between John Street, Crows Nest and Millard Road, at a total estimated cost of $12.6 million.

•	$10 million is provided to commence realignment of the Dawson Highway at the Calliope Range, at a total estimated cost of $70 million.

•	$10 million is provided to widen and seal the New England Highway between Munro Road and Pioneer Road, south of Crows Nest, at a total estimated cost of $13.6 million.

•	$9.1 million is provided to continue design and construction of the jointly-funded Townsville Port Access Road, at a total estimated cost of $190 million.

•

$7.5 million is provided to complete the replacement of the Ward River and Woolshed Gully bridges with a single 260 metre long, six metre high, dual lane bridge on the Diamantina Developmental Road, west of Charleville, at a total estimated cost of $15 million.

•	$7.4 million is provided to widen, repair and strengthen the Flinders Highway at Jardine Valley, between Charters Towers and Hughenden, at a total estimated cost of $8.8 million.

•	$6.3 million is provided to reconstruct the pavement on the Dawson Highway between Meteor Creek North and Three Chain Road, at a total estimated cost of $6.7 million.

•	$6.1 million is provided to repair, strengthen and widen the D’Aguilar Highway between Villeneuve Road and Arnolds Road North, East of Kilcoy, at a total estimated cost of $6.3 million.

•	$5.5 million is provided for paving and sealing sections of the Wills Developmental Road between Gregory and the Doomadgee turnoff, south of Burketown, at a total estimated cost of $7.5 million.

•	$3.1 million is provided for paving and sealing three sections of the Diamantina Developmental Road between Windorah and Bedourie, at a total estimated cost of $4.4 million.

Main Roads

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF MAIN ROADS
Property, Plant and Equipment
Corporate Buildings
Maroochydore, Traffic Management Centre	09	2,475	100	2,375
Nerang Office Accommodation	07	2,200	200	2,000
Nundah Office Accommodation	05	49,200	200	4,000	45,000
Other works	Various			3,625	Ongoing

Sub-total Corporate Buildings				12,000

AusLink Network
Bruce Highway
Corduroy Creek—Tully High School, realign 2 lanes	50	172,408	97,705	50,000	24,703
Farrelleys Lane / Schmidtke Road, Mackay, intersection improvements	40	5,300	1,033	4,267
Gympie urban section, Kidgell Street—Pine Street, duplicate 2 to 4 lanes	15	70,800	33,260	24,000	13,540
Mulgrave River, south of Cairns, construct bridge	50	50,000	7,775	24,385	17,840
Townsville Ring Road (Stages 2 and 3), Upper Ross River Road—Shaw Road, constructto new sealed 2 lane standard	45	119,152	76,900	42,252
Uhlmann Road—Caboolture, widen 4 to 6 lanes	05	183,000	90,244	82,756	10,000
Cunningham Arterial/Highway (Ipswich Motorway)
Dinmore—Goodna, planning and land acquisition	05	50,000	5,000	20,000	25,000
Logan Motorway interchange, construct interchange	05	255,000	155,000	100,000
Wacol—Darra, widen 4 to 6 lanes	05	700,000	178,610	200,000	321,390
Cunningham Highway
Eight Mile intersection, north-east of Warwick,at-grade intersection improvement	20	7,114	3,768	3,346
Flinders Highway
Jardine Valley (214—226.1km), east of Hughenden, rehabilitate and widen	55	8,801	1,438	7,363
Townsville Port Access Road, construct new road	45	190,000	29,650	9,111	151,239

Main Roads, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Pacific Motorway
Gateway Motorway—Logan Motorway, transit lanes	05	490,000	44,000	33,000	413,000
Nerang—Tugun, interchange upgrades and widening	07	420,000	42,967	37,682	339,351
Other Construction	Various			265,565	Ongoing

Sub-total AusLink Network				903,727

Other State-controlled Roads
Brighton—Redcliffe Road
Houghton Highway, construct bridge and approaches	05	315,000	68,514	150,000	96,486
Bundaberg Ring Road
construct to new sealed 2 lane standard	15	92,000	27,172	34,500	30,328
Caloundra Road
Bruce Highway—Pierce Avenue, duplicate 2 to 4 lanes	09	80,000	52,762	27,238
Capricorn Highway
Bushley Overpass, west of Rockhampton, construct bridge and approaches	30	14,300		7,000	7,300
D’Aguilar Highway
Villeneuve Road—Arnolds Road North, east of Kilcoy, rehabilitate and widen	12	6,300	156	6,144
Dawson Highway
Gladstone—Biloela, Calliope Range, new realignment	30	70,000		10,000	60,000
Meteor Creek North—Three Chain Road, reconstruct pavement	30	6,708	390	6,318
Diamantina Developmental Road
Ward River and Woolshed Gully, replace bridge and approaches	25	15,000	7,549	7,451
Windorah—Bedourie, pave and seal	35	4,430	799	3,131	500
East-West Arterial and Gateway (EWAG)
East-West Arterial and 1 Gateway (EWAG) crossing and link to Brisbane Airport	05	181,965	1,011	795	180,159
Glenella Connection Road, Mackay
Hospital Bridge, construct bridge and approaches	40	33,618	21,971	11,647
Gold Coast Highway
Government Road—Robert Street, widen to 4 lanes	07	128,000	24,000	20,000	84,000
Hervey Bay Road
Hunter Street—McNally Street, duplicate 2 to 4 lanes	15	11,500	5,415	6,085
Torbanlea turnoff—Dundowran Road, duplicate 2 to 4 lanes	15	18,000	763	8,000	9,237

Main Roads, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Hervey’s Range Developmental Road
Bohle River—Ring Road, duplicate 2 to 4 lanes	45	14,520	2,174	12,346
Hope Island Road
Santa Barbara Road—Columbus Drive, duplicate 2 to 4 lanes	07	109,000	16,000	18,000	75,000
Mackay—Slade Point Road
Forgan Bridge over the Pioneer River, construct bridge and approaches	40	127,990	21,366	66,008	40,616
New England Highway
John Street, Crows Nest—Millard Road, construct to new sealed 2 lane standard	20	12,575	1,908	10,667
Munro Road—Pioneer Road, south of Crows Nest, widen and seal	20	13,622	1,293	10,002	2,327
North Ward Road, Townsville
Walker Street—Gregory Street, duplicate 2 to 4 lanes	45	19,000	1,000	17,000	1,000
Peninsula Developmental Road
Lily Creek—Carols Crossing, construct road to seal standard	50	12,113	4,914	7,199
north of Carols Crossing, construct road to seal standard	50	9,266	3,536	5,730
Roma—Taroom Road
Sections: 0—64.9km, pave and seal	25	12,163	6,123	5,040	1,000
Sections: 64.9—149.4km, pave and seal	20	17,500	8,378	7,122	2,000
Sunshine Motorway
Pacific Paradise interchange and access to David Low Way	09	85,000	52,581	32,419
Western Arterial (Centenary Highway)
Springfield—Darra, duplicate to 4 lanes	05	414,600	46,762	168,738	199,100
Wills Developmental Road
Gregory—Doomadgee turnoff, pave and seal	55	7,500	2,000	5,500
Other Construction	Various			871,794	Ongoing

Sub-total Other State-controlled Roads				1,535,874

Plant and equipment	Various			4,000	Ongoing

Total Property, Plant and Equipment				2,455,601

Other Capital Expenditure
Information Technology	Various			6,500	Ongoing

Total Other Capital Expenditure				6,500

Main Roads, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Capital Grants
Transport Infrastructure Development Scheme—Capital Grants
Blackall—Emmet Road, Blackall, sections 0.0—10.0km, pave and seal	35	1,575	450	1,125
Boundary Road, Brisbane City, Kelliher—Garden Road, construction of two-lane underpass	05	32,804	29,378	3,426
Bundaberg Port access road, Burnett Heads, construct new road	15	1,000	97	903
Cape Pallarenda Road, Townsville City, section 1.94—6.0km, widen pavement	45	800	510	290
Christine Avenue, Robina, Gold Coast, Scottsdale Drive—Regensberg Close, duplicate 2 to 4 lanes	07	216		216
Coles Road / Andergrove Road, Mackay City, upgrade /intersection improvements	40	350		350
Connors Road, Mackay, Len Shield Street—East Boundary Road (0.0—0.22km), rehabilitate and widen	40	350		350
Gayndah Road, West Maryborough, construct bikeway / footpath overpass	15	788	72	501	215
Kowanyama Access Road, Plain Creek, south-east of Kowanyama, floodway, formation and road safety improvements	55	1,300	589	711
Mirambeena Drive, Pimpama, Ormeau State School, passenger set-down facilities	07	280	140	140
Mitchell—Bollon Road, south of Mitchell, section 6.2—12.2km, rehabilitate and widen	25	247		247
Northern Peninsula Road, south of Bamaga, Captain Billy’s Turnoff—Jardine River, upgrade drainage, form and gravel	50	2,300	259	2,041
Pacific Motorway, Nathan—Logan Road, construct bikeway	05	13,224	7,097	3,237	2,890
Palm Island, various road and drainage upgrading works	45	1,600	1,001	599
Petrie Creek Road, near Didillibah, Dusty Rhodes Bridge, construct new bridge and approaches	09	1,120	1	1,119
Pormpuraaw, various roads, restoration works	50	4,000	2,333	1,667
Rockhampton—Yeppoon Road, south-west of Yeppoon, transfer station access road—Multi Modal Facility, intersection improvements	30	1,750		1,750
Sandy Creek Road, near Kilcoy, construct concrete bridge	12	260		260
Savannah Way, Albert River Bridge, 3km south of Burketown, construct bridge and approaches	55	750		750
South Dulacca Road, south of Dulacca, section 0.0—6.3km, widen and reconstruct	20	211		211
Talwood—Mungindi Road, south-west of Talwood, various sections, reconstruct and upgrade	20	240		240

Main Roads, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Tarome Road, Aratula, section 0.0—0.7km, replace bridge and approaches	12	250		250
Tewantin Bypass, Beckmans Road, design to a new sealed 2 lane standard	09	605		605
Whyenbah Road, west of St George, various sections, gravel resheeting	25	250		250
Yeppoon and Emu Park, construct bikeways	30	1,000	60	940
Yaraka—Emmet Road, east of Yaraka, section 20.0—28.0km, pave and seal	35	1,175		1,175
Other capital grants	Various			27,838	Ongoing

Sub-total Transport Infrastructure Development Scheme—Capital Grants				51,191

Federal Black Spots	Various			8,923	Ongoing

Total Capital Grants				60,114

TOTAL DEPARTMENT OF MAIN ROADS				2,522,215

ROADTEK
Property, Plant and Equipment
Hire plant	Various			30,296	Ongoing

Total Property, Plant and Equipment				30,296

Other Capital Expenditure
Information technology	Various			85	Ongoing

Total Other Capital Expenditure				85

TOTAL ROADTEK				30,381

QUEENSLAND MOTORWAYS LIMITED
Property, Plant and Equipment
Free-Flow Tolling Project	05	167,618	38,057	86,632	42,929
Gateway Motorway, Gateway Upgrade Project	05	1,883,000	982,582	537,626	362,792
Other	05			1,450	Ongoing
Sundry roadworks	05			41,650	Ongoing
Toll equipment	05			15,200	Ongoing

Total Property, Plant and Equipment				682,558

TOTAL QUEENSLAND MOTORWAYS LIMITED				682,558

TOTAL MAIN ROADS				3,235,154

Note:

1.	The 2008-09 Budget excludes expenditure announced for EWAG on 19 May 2008, due to the timing of contractual close.

MINES AND ENERGY

The department’s 2008-09 capital acquisition program of $15.4 million comprises expenditure to support the continuing development of the State’s minerals and energy industries including construction of a new drill core storage facility at Mount Isa ($2.4 million) and the upgrading of the hardware and software for key departmental systems ($1.5 million and $1.4 million respectively).

CS Energy Limited

A $201.6 million capital expenditure program is planned for 2008-09. This reflects the continued commitment to the ongoing reliability and efficiency of the plant and electricity supply and includes:

•	$110 million has been provided in 2008-09 for improvements to the Callide Power Station including overhauls and major refurbishment work, to ensure ongoing reliability and efficiency of the plant.

•	$59.8 million has been provided in 2008-09 for improvements to the Swanbank Power Station including major overhauls, to ensure ongoing reliability and efficiency of the plant.

•	$19.2 million has been provided in 2008-09 for efficiency enhancements to the Kogan Creek Power Station.

•	$12.4 million has been provided in 2008-09 for improvements to the Mica Creek Power Station including major overhauls, to ensure ongoing reliability and efficiency of the plant.

ENERGEX Limited

The ENERGEX Group has prepared a capital program of $911.1 million. This includes electricity upgrades to support significant commercial infrastructure in Brisbane and improves and reinforces electricity supply to Brisbane, the Sunshine and Gold Coasts. The regulated electricity capital expenditure program for 2008-09 is $830 million. This includes $491 million on the sub transmission system, and $339 million on the distribution network. The capital program will match the high growth in electricity usage being driven by a strong Queensland economy and increased use of lifestyle enhancing appliances, such as air conditioners. The capital works program for 2008-09 will contribute to the improved level of reliability of electricity distribution and includes the following projects:

•

$19.8 million in 2008-09 to establish a new bulk supply substation at Myrtletown. This substation will ensure reliable electricity supply to the water recycling plant, Brisbane Airport, and the other significant commercial infrastructure in the area.

•	$16.1 million in 2008-09 to establish a new bulk supply substation at Sandgate, to increase network capacity.

•	$9 million in 2008-09 to install two transformers in Merrimac to boost network capacity.

Stanwell Corporation Limited

Stanwell Corporation Limited’s expected capital expenditure for 2008-09 is $91.3 million. This relates to improving the efficiency of existing generation assets at Stanwell, Barron and Kareeya. Projects include:

•	$49 million in 2008-09 for major overhauls and efficiency upgrades at Stanwell Power Station.

•	$2.1 million in 2008-09 for a focus on emission reductions through the investment in low nitrogen oxide burners at Stanwell Power Station.

•	$3.6 million in 2008-09 for ongoing capital works at the Kareeya and Barron Gorge Hydro Power Stations.

Tarong Energy Corporation Limited

Tarong Energy’s capital expenditure program for 2008-09 of $224.2 million relates to the Kunioon Development Project and maintaining operations at the Tarong Power Station, Tarong North and Wivenhoe Power Stations. Projects include:

•	$86.1 million in 2008-09 for expenditure on the Kunioon Development Project, including land acquisitions of $43 million.

•	$17.3 million in 2008-09 for a major overhaul of Unit 1 at the Tarong Power Station.

•	$17.5 million in 2008-09 for a major overhaul of Unit 2 at the Tarong Power Station.

•	$15.7 million in 2008-09 in relation to the installation of low nitrogen oxide burners at Tarong Power Station.

Powerlink Queensland

Powerlink Queensland is the high voltage electricity transmission entity for Queensland. Powerlink Queensland’s budgeted capital expenditure for 2008-09 is $675.4 million and includes:

•

$31.1 million in 2008-09 towards construction of a 275kV transmission line between Powerlink’s existing South Pine Substation and ENERGEX’s existing Sandgate Substation. The project will help reinforce electricity supply to the north eastern Brisbane area, and is expected to be completed in summer 2009-10.

•

$6.8 million in 2008-09 to complete a project to replace the existing aged Kareeya to Innisfail transmission line with a new 132kV transmission line between Tully and Innisfail, and associated substation and other works. The project will help provide continued reliability of electricity supply to Innisfail, Mission Beach, El Arish and Cairns, and is expected to be completed in mid

2008.

•

$15.8 million in 2008-09 to complete construction of a 275kV transmission line from Powerlink s existing Ross Substation to the proposed new 132kV Yabulu South Substation to reinforce electricity supply in the Townsville region.

Construction is expected to be completed in summer 2008-09.

•	$73.2 million in 2008-09 for construction of a 275kV transmission line between Nebo to Strathmore (near Collinsville), expected to be completed in winter 2009.

This is the second stage of a three-stage project to reinforce electricity supply to North Queensland.

•

$25.6 million in 2008-09 for the replacement of the 275/132kV Woolooga Substation. The project is expected to be completed in winter 2009 and will help provide continued reliability of electricity supply to Gympie and the Fraser and North Coasts.

•

$53.4 million in 2008-09 towards construction of a new 275/132kV substation at Larcom Creek and to expand the existing substation at the Rio Tinto Alumina Refinery near Gladstone. The project is expected to be completed in summer

2009-10.

Ergon Energy Corporation Limited

Over recent years Ergon Energy has invested heavily in the network to significantly improve its performance, embedding standardisation across different parts of the business and undertaking the initial investment required in systems and processes to improve operational excellence and productivity. The costs of labour and materials are increasing as a result of the commodities boom and an increasingly tight labour market for the skills needed by Ergon Energy. The budgeted capital expenditure of $1.004 billion for 2008-09 includes a significant number of major projects, which are primarily related to the electricity network and its associated infrastructure, with the objective to improve the quality of supply to domestic and commercial customers. These include:

•	$56 million in 2008-09 for Customer Initiated Works at Dalrymple Bay/Hay Point.

•	$36 million in 2008-09 for Customer Initiated Works for Queensland Gas Company at Miles.

•	$30 million in 2008-09 for reinforcement of supply to North Mackay (Glenella).

•	$15 million in 2008-09 for reinforcement of supply to Townsville (Belgian Gardens).

•	$15 million in 2008-09 for reinforcement of supply to North Rockhampton (Berserker).

Mines and Energy

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF MINES AND ENERGY

Property, Plant and Equipment
Systems Hardware	05	1,503		1,503
Lime Dosing Plant	30	6,394	3,394	3,000
Building and Accommodation upgrades
Drill Core Facility	55	4,788		2,438	2,350
Explosives Reserves	Various	1,001		1,001
Minor works	Various			2,003	Ongoing
Plant and equipment—general	Various			3,335	Ongoing

Total Property, Plant and Equipment				13,280

Other Capital Expenditure
Systems Software	05	1,642		1,392	250
Systems developments	05			735	Ongoing

Total Other Capital Expenditure				2,127

TOTAL DEPARTMENT OF MINES AND ENERGY				15,407

CS ENERGY LIMITED
Property, Plant and Equipment
Callide Power Station	30			109,998	Ongoing
Swanbank Power Station	05			59,782	Ongoing
Kogan Creek Power Station	20			19,192	Ongoing
Mica Creek Power Station	55			12,447	Ongoing
Corporate	05			227	Ongoing

Total Property, Plant and Equipment				201,646

TOTAL CS ENERGY LIMITED				201,646

Mines and Energy, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
ENERGEX LIMITED
Property, Plant and Equipment
Distribution augmentation
Distribution Augmentation—Brisbane	05			203,292	Ongoing
Distribution Augmentation—Moreton	12			60,293	Ongoing
Distribution Augmentation—WBB	15			6,493	Ongoing
Distribution Augmentation—Gold Coast	07			64,792	Ongoing
Distribution Augmentation—Sunshine Coast	09			4,135	Ongoing

Sub-total Distribution augmentation				339,005

Sub transmission program
Install underground sub-transmission cables between Currumbin to Burleigh Heads for Desal Plant and general load growth.	07	18,324	18,002	322
Merrimac. Install two transformers to boost network capacity	07	19,884	1,518	8,992	9,374
Myrtletown. Establish a bulk supply substation to boost network capacity.	05	42,041	17,435	19,820	4,786
Sandgate. Establish a bulk supply substation to boost network capacity.	05	18,430	407	16,066	1,957
Other sub transmission works	Various			445,795	Ongoing

Sub-total Sub transmission program				490,995

Non system
Non Construction Capital	05			2,000	Ongoing
PSG Fleet	05			31,205	Ongoing
PSG Other PP&E	05			8,001	Ongoing
Other Generations	05			6,397	Ongoing
Metering Dynamics	05			5,705	Ongoing
Newstead Project	05			5,584	Ongoing
Toowoomba Gasworks Remediation	20	6,513		6,513
Miscellaneous Property	05	8,617		8,617
Computer Hardware	05	7,000		7,000
Miscellaneous Capital	05	100		100

Sub-total Non system				81,122

Total Property, Plant and Equipment				911,122

TOTAL ENERGEX LIMITED				911,122

STANWELL CORPORATION LIMITED
Property, Plant and Equipment
Koombooloomba Minor Works	50	35		35
Mackay Gas Turbine Minor Works	40	220		220
Corporate	Various			21,090	Ongoing
Kareeya
Kareeya Power Station Minor Works	50			810	Ongoing

Mines and Energy, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Barron Gorge
Barron Gorge Power Station Stator Coolers	50	212		150	62
Barron Gorge—Generator Rewinds	50	9,630		2,006	7,624
Barron Gorge Power Station Minor Works	50			630	Ongoing
Stanwell Power Station
Stanwell Power Station—Ash Storage Area Extension	30	7,003	306	580	6,117
Stanwell Power Station Unit Overhauls	30			19,000	Ongoing
Stanwell Power Station—LP Turbine and Generator Upgrade	30	87,661	2,564	30,025	55,072
Stanwell Power Station—Low Nox Burners	30	35,972	556	2,084	33,332
Stanwell Power Station Minor Works	30			6,354	Ongoing

Total Property, Plant and Equipment				82,984

Other Capital Expenditure
Computer Software	05	8,293		8,293

Total Other Capital Expenditure				8,293

TOTAL STANWELL CORPORATION LIMITED				91,277

TARONG ENERGY CORPORATION LIMITED
Property, Plant and Equipment
Brisbane
M&T and Shared Services Project Initiatives	05			4,998	Ongoing
Tarong Power Station
Kunioon Mine	15	845,985	130,356	86,095	629,534
Kunioon Conversion Program	15	46,785	467	5,751	40,567
Glen Wilga Review	15	58,802	47,728	9,292	1,782
Instrumentation & Control Systems Upgrade—TPS	15	46,178	5,826	19,835	20,517
Unit 1 Major Tarong 2008	15			17,267	Ongoing
Unit 2 Major Tarong 2009	15			17,518	Ongoing
Low NOx Burners	15	31,370	6,117	15,691	9,562
Other Capital Projects Tarong Power Station	15			44,265	Ongoing

Sub-total Tarong Power Station				215,714

Wivenhoe Power Station
Control Systems Refit & Other—Wivenhoe	12	10,327	820	2,081	7,426

Sub-total Wivenhoe Power Station				2,081

Tarong North Power Station
Minor Capital Tarong North Power Station	15			1,442	Ongoing

Sub-total Tarong North Power Station				1,442

Total Property, Plant and Equipment				224,235

TOTAL TARONG ENERGY CORPORATION LIMITED				224,235

Mines and Energy, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
POWERLINK QUEENSLAND
Property, Plant and Equipment
Murarrie 275/110kV Transformer Augmentation	05	11,100	9,600	1,500
El Arish 132/22kV Substation Establishment	50	18,800	14,300	4,500
Greenbank Static VAR Compensator	05	35,300	17,300	18,000
Yabulu South to Ingham Transmission Replacement. (Rossto Ingham)	45	107,000	8,600	7,100	91,300
Woolooga 275/132kV Substation Replacement	15	36,900	10,100	25,600	1,200
Tarong Secondary Systems Replacement	15	24,500		8,300	16,200
Clare Substation Rebuild	45	28,400	9,500	15,400	3,500
North Qld Transmission Reinf. Stage 2 (Nebo to Strathmore)	40	145,400	57,600	73,200	14,600
Tully—Innisfail 132kV Transmission Line	50	87,200	80,400	6,800
South Pine 110kV Substation Refurbishment—Stage 1	05	53,000	15,000	30,200	7,800
Yabulu South Transmission Reinf. (Ross to Yabulu Sth)	45	46,500	30,700	15,800
West Darra Switchyard Rebuild	05	27,300	22,600	4,700
Innisfail—Edmonton Line Replacement	50	94,700	38,600	30,000	26,100
Belmont 110kV Substation Refurbishment	05	46,500	5,400	11,500	29,600
North Qld Transmission Reinforcement Stage 1 (Broadsound Nebo)	40	115,700	101,700	14,000
Pandoin Substation Establishment	30	44,100	10,100	20,800	13,200
Abermain 275kV Substation Establishment	05	23,300	20,900	2,400
QR Bolingbroke Rail Supply	40	43,800	7,300	36,400	100
Tarong 275kV Substation Refurbishment	15	24,900	20,500	4,400
Alligator Creek Transformer Replacement	40	14,300	13,400	900
South Pine—Sandgate 275kV Transmission	05	57,900	3,200	31,100	23,600
Bouldercombe to South Pine Earthwire Replacement	Various	35,400	2,500	19,000	13,900
Telecommunications Network Development (DWDM Establishment)	Various	18,000	8,300	9,700
South Pine SVC	05	36,000	14,000	22,000
Woolooga SVC	15	38,500	20,000	18,500
South Pine Transformer No 6	05	28,200	9,100	5,800	13,300
Larcom Creek 275/132kV Substation Establishment	30	74,300	500	53,400	20,400
Other Projects	Various	184,400		184,400

Total Property, Plant and Equipment				675,400

TOTAL POWERLINK QUEENSLAND				675,400

Mines and Energy, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
ERGON ENERGY CORPORATION LIMITED
Property, Plant and Equipment
System Related
Corporation Initiated Works
Reinforcement of Supply to North Mackay (Glenella)	40	91,600	27,000	30,000	34,600
Reinforcement of Supply to Townsville (Belgian Gardens)	45	21,900	4,500	15,000	2,400
Reinforcement of Supply to North Rockhampton (Berserker)	30	18,500	3,500	15,000
Other Reinforcement of Supply (All Regions)	Various	362,366	94,400	118,812	149,154
Redevelop Substation	Various	42,492	13,700	19,392	9,400
Augmentation	45	12,500	4,500	8,000
Network Monitoring Project Stage 2	Various	7,796	1,500	3,000	3,296
Reliability Improvement—Calliope to Littlemore	30	7,550	1,500	6,000	50
Wide Bay 132kV System Upgrades T131 (Isis)	15	12,000	9,000	3,000
Other Corporation Initiated Works
Sundry Corporation Initiated	Various	228,556		228,556

Sub-total Other Corporation Initiated Works				228,556

Sub-total Corporation Initiated Works				446,760

Customer Initiated Works
Major Customer—Dalrymple Bay/Hay Point	40	76,000	7,000	56,000	13,000
Major Customer—QGC Miles Generator	20	51,000	500	36,000	14,500
Other Major Customer Works	Various	50,800	22,150	6,800	21,850
Other Customer Initiated Works	Various	282,398		282,398

Sub-total Customer Initiated Works				381,198

Isolated Systems
Powerstation—Badu Island	50	8,091	7,000	1,091
Windorah Concentrated PV Cells	35	4,095	1,500	2,595
Other Isolated Systems
Sundry Isolated Systems	Various	23,475		23,475

Sub-total Other Isolated Systems				23,475

Sub-total Isolated Systems				27,161

Sub-total System Related				855,119

Other Regulated Asset Additions
Sundry other regulated	Various	142,218		142,218

Sub-total Other Regulated Asset Additions				142,218

Mines and Energy, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Non-Regulated Asset Additions
Sundry non-regulated asset additions	Various	4,515		4,515

Sub-total Non-Regulated Asset Additions				4,515

Total Property, Plant and Equipment				1,001,852

Other Capital Expenditure
Software and Intangibles	05	2,532		2,532

Total Other Capital Expenditure				2,532

TOTAL ERGON ENERGY CORPORATION LIMITED				1,004,384

TOTAL MINES AND ENERGY				3,123,471

NATURAL RESOURCES AND WATER

Capital acquisitions for the Natural Resources and Water portfolio (including the department, Queensland Bulk Water Supply Authority (QBWSA), Queensland Bulk Water Transport Authority (QBWTA), Gladstone Area Water Board, Mount Isa Water Board and SunWater) in 2008-09 is $322.5 million. A further $12.8 million is budgeted for departmental capital grant payments in relation to dam upgrades. The department’s 2008-09 capital acquisition program of $58.6 million principally comprises expenditure to support the planning and management of the State’s water, land and native vegetation resources.

Program Highlights

•

Water security in Queensland is a critical issue. The acquisitions of land for future water infrastructure projects will continue with $41.9 million set aside in 2008-09 for strategic land purchases relating to Nathan dam ($33.9 million) and Connors River dam ($8.0 million).

•	The program of dam spillway upgrades will continue in 2008-09 with $12.8 million provided for capital grants for this purpose.

Bulk Water Authorities

The QBWSA and the QBWTA were established in late 2007 as part of the Government’s institutional reform of urban water supply arrangements in South East Queensland (SEQ), and will assume control of bulk water supply and transport assets in the region. The Authorities have combined capital budgets of $181.7 million for 2008-09, including $100 million for stage 3 of the Hinze Dam raising project. Due for completion in December 2010, this project will provide total storage capacity of 309,700 million litres, and deliver an additional 16ML/day into the SEQ Water Grid. The bulk water businesses of local governments and other SEQ water entities have been progressively transferred to the new authorities over the first half of 2007-08, with the process to be finalised by 1 July 2008. The authorities will pay approximately $2.1 billion in compensation for the transferring assets. The authorities will also acquire those water supply and transport assets currently being constructed by councils and special purpose vehicle (SPV) companies, which are to form part of the SEQ water grid. Consideration paid for bulk water businesses acquired from local governments and other water entities has not been included in the authorities’ capital acquisition program. Capital expenditure by SPV companies on projects to transfer to the authorities is currently recorded under the Department of Infrastructure and Planning.

Water Boards

The Gladstone Area Water Board’s capital budget is $19.8 million for 2008-09. Major projects include preliminary works for a new pipeline from the Fitzroy River to the Gladstone region ($10.0 million) and implementation of integration of the Board’s control and flow metering system ($2.5 million).

In 2008-09 the Mount Isa Water Board’s capital budget is $12.1 million. Major projects include the Mount Isa terminal reservoir pump station upgrade ($8 million) and Lake Moondarra pipeline upgrade ($2.5 million).

SunWater

SunWater’s capital budget of $50.3 million for 2008-09 is primarily focused on prefeasibility studies and the development of business cases for the regional water infrastructure projects including Nathan dam ($11.1 million), Connors River dam ($10.3 million) and Fitzroy River weir ($8.7 million), as well as the Water for Bowen project ($1.7 million). Other outlays mainly consist of refurbishment and enhancement of existing assets including upgrades to the Mareeba water supply ($4.9 million), which incorporates the Tinaroo Falls dam spillway upgrade.

Natural Resources and Water1,2

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF NATURAL RESOURCES AND WATER

Property, Plant and Equipment
Land Acquisitions
Nathan Dam	20	58,600	3,000	33,900	21,700
Connors River Dam	40	17,000	4,500	8,000	4,500
Land development and management system	05			2,100	Ongoing
Building and accommodation upgrades	Various			2,973	Ongoing
Plant and Equipment
Water Reform—continuity of supply	05			1,000	Ongoing
Other plant and equipment	Various			6,235	Ongoing

Total Property, Plant and Equipment				54,208

Other Capital Expenditure
Land Tenure Ledger replacement	05	3,800	3,500	300
Urban Water Management Systems	05			500	Ongoing
Other systems development	05			3,545	Ongoing

Total Other Capital Expenditure				4,345

Capital Grants
Dam spillway upgrades	Various	72,500	27,700	12,815	31,985

Total Capital Grants				12,815

TOTAL DEPARTMENT OF NATURAL RESOURCES AND WATER				71,368

Natural Resources and Water1,2, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
GLADSTONE AREA WATER BOARD

Property, Plant and Equipment
Fitzroy Pipeline project	30	372,925	17,924	10,001	345,000
Control system Integration	30	2,905	400	2,505
Rationalisation of land holding	30	1,377		1,377
Awoonga Dam power supply upgrade	30	1,375	415	960
Boat Creek Raw Water Network reinstatement works	30	739	45	694
Awoonga Dam projects	30	1,432	38	607	787
Fitzsimmons Street Raw Water Reservoirs metering upgrade	30	332		332
Awoonga to Gladstone Pipeline remedial works	30	4,569		345	4,224
Mt Miller Pipeline remedial works	30	337		337
Gladstone Water Treatment Plant projects	30	433	20	398	15
Yarwun Water Treatment Plant upgrade	30	2,447	2,167	280
Other minor works	30			1,991	Ongoing

Total Property, Plant and Equipment				19,827

TOTAL GLADSTONE AREA WATER BOARD				19,827

MOUNT ISA WATER BOARD

Property, Plant and Equipment
Mount Isa Terminal Reservoir Pump Station upgrade	55	16,700	8,700	8,000
Lake Moondarra Pipeline (Stages 1, 1A & 2)	55	3,667	1,167	2,500
Lake Julius power distribution lines upgrade	55			400	Ongoing
Control system upgrade	55			250	Ongoing
Minor acquisitions	55			100	Ongoing
Other minor works	55	2,495	1,650	845

Total Property, Plant and Equipment				12,095

TOTAL MOUNT ISA WATER BOARD				12,095

SUNWATER

Property, Plant and Equipment

Prefeasibility studies and the development of business cases for regional Water Projects
Fitzroy River Weir	30	8,891		8,691	200
Connors River Dam	40	12,756		10,315	2,441
Nathan Dam	15	14,399		11,052	3,347
Water for Bowen	40	1,700		1,700

Natural Resources and Water1,2, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Refurbishment and Enhancement (service contracts)
Mareeba Water Supply	50			4,944	Ongoing
Upper Mary Water Supply	15			2,320	Ongoing
Mareeba Irrigation Distribution	50			1,354	Ongoing
Burdekin Irrigation Distribution	45			959	Ongoing
St George Irrigation Distribution	25			691	Ongoing
Awoonga Callide Pipeline	30			676	Ongoing
Pioneer Water Supply	40			528	Ongoing
Macintyre Brook Water Supply	20			386	Ongoing
Bundaberg Irrigation Distribution	15			300	Ongoing
Eton Water Supply	40			269	Ongoing
Nogoa Water Supply	30			267	Ongoing
Eton Irrigation Distribution	40			252	Ongoing
Other schemes < $250K	Various			1,770	Ongoing

Sub-total Refurbishment and Enhancement (service contracts)				14,716

Minor Works
Software development and hardware	05			3,174	Ongoing
Plant and equipment purchase	Various			650	Ongoing

Sub-total Minor Works				3,824

Total Property, Plant and Equipment				50,298

TOTAL SUNWATER				50,298

QUEENSLAND BULK WATER SUPPLY AUTHORITY

Property, Plant and Equipment
Raising of the Hinze Dam (stage 3)	07	395,000	50,000	100,000	245,000
Other capital works	Various			61,100	Ongoing

Total Property, Plant and Equipment				161,100

TOTAL QUEENSLAND BULK WATER SUPPLY AUTHORITY				161,100

QUEENSLAND BULK WATER TRANSPORT AUTHORITY

Property, Plant and Equipment
Other capital works	Various			20,600	Ongoing

Total Property, Plant and Equipment				20,600

TOTAL QUEENSLAND BULK WATER TRANSPORT AUTHORITY				20,600

TOTAL NATURAL RESOURCES AND WATER				335,288

Notes:

1.	Capital expenditure does not include the consideration paid to local government and other water entities in 2007-08 and 2008-09 for bulk water supply and transport assets acquired as a part of the institutional reform of urban water supply arrangements in South East Queensland.

2.	Capital expenditure to 30 June 2008 for stage 3 of the Hinze Dam raising project is being incurred by the responsible local government. From 2008-09, responsibility for the project will transfer to the QBWSA.

OFFICE OF THE GOVERNOR

During 2008-09, the Office of the Governor will expend $35,000 towards capital replacements including motor vehicles and office equipment.

Ongoing replacement of capital items enables the Governor to undertake the full range of duties expected of the Head of State, including those that promote and support whole-of-Government priorities.

Office of the Governor

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
OFFICE OF THE GOVERNOR

Property, Plant and Equipment
Asset replacement	05			35	Ongoing

Total Property, Plant and Equipment				35

TOTAL OFFICE OF THE GOVERNOR				35

OFFICE OF THE OMBUDSMAN

The office has budgeted to spend $80,000 per annum on computer equipment and office equipment. In addition, the office is relocating in April 2009 and has budgeted to spend $300,000 on fitting out the new premises.

Office of the Ombudsman

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
OFFICE OF THE OMBUDSMAN

Property, Plant and Equipment
Computer equipment	05			60	Ongoing
Office equipment	05			20	Ongoing
Office Fitout—New Accommodation	05	300		300

Total Property, Plant and Equipment				380

TOTAL OFFICE OF THE OMBUDSMAN				380

POLICE

The delivery of effective policing services to the community of Queensland requires the establishment and maintenance of appropriate infrastructure. The Queensland Police Service’s capital program encompasses a strategic approach that focuses on designing, constructing, and maintaining facilities, information and communication technology, and other equipment needs. An allocation of $283.4 million in 2008-09 will enable the Service to progress the following key projects.

Program Highlights

•

$147 million is provided to construct new and replacement facilities (including Westgate—New Police Academy) and to plan for future facilities identified in the Queensland Police Service Ten-Year Capital Investment Strategic Plan.

•

$77.8 million is provided for information and communication technology and relates to projects identified in the Service’s Information Strategic Plan 2001-10, including the Public Safety Network (PSN), Computer Aided Dispatch (CAD) system and Queensland Police Records and Information Management Exchange (QPRIME).

•	$6.4 million is provided for vessel purchases, upgrades, and outfitting. The ongoing water vessels program provides the facilities to meet enhanced service delivery requirements.

•	$52.2 million is provided to support the purchase of other plant and equipment (including motor vehicles).

Police

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QUEENSLAND POLICE SERVICE

Property, Plant and Equipment
Major Capital*
Ayr—replacement police station and watchhouse	45	9,253	4,493	4,760
Beenleigh—police station refurbishment	07	2,700	241	2,459
Bribie Island—police station upgrade	05	2,167	1,931	236
Burpengary—new police station and Caboolture district functions	05	9,500	928	8,572
Camp Hill—replacement police station	05	2,501	234	2,267
Carseldine—new police station	05	8,400	697	6,203	1,500
Charleville—replacement district headquarters and watchhouse	25	5,580	1,040	4,540
Coomera—new district office	07	11,200	1,441	7,323	2,436
Crestmead / Marsden—new police station	05	5,400	460	4,940
Fortitude Valley—replacement police station	05	13,200	5,565	7,635
Fortitude Valley—heritage building refurbishment	05	2,800	660	932	1,208
Holland Park—replacement police station	05	7,000	1,212	5,788
Horn Island—hangar	50	1,000	50	950
Ipswich—replacement police station	05	18,979	6,937	11,766	276
Kawana Waters—replacement water police facility	09	3,000		3,000
Longreach—police station refurbishment (stage 3)	35	2,091	1,581	510
Mango Hill (Northlakes)—new police station	05	5,360	1,719	3,641
Mareeba—replacement station and watchhouse	50	10,355	860	7,495	2,000
Mudgeeraba—police station upgrade	07	1,500	920	580
Murgon—replacement police station / watchhouse (stage 1)	15	8,000	231	3,073	4,696
Port Douglas—replacement police station	50	3,000	631	2,369
Reedy Creek—new police station	07	3,800	224	3,576
Sippy Downs—new police station	09	5,502	1,525	3,977
Smithfield—police station upgrade	50	1,300	350	950

Police, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Springfield—new police station	05	5,400	476	4,924
Surfers Paradise—new police station	07	3,535	1,146	2,389
The Gap—replacement police station	05	1,000	385	615
Thursday Island—station extensions	50	1,000	100	900
Upper Mt Gravatt—police station refurbishment	05	3,577	1,218	2,359
Whitsunday—replacement police station and watchhouse	40	11,600	4,767	6,833
Yeppoon—replacement police station	30	8,618	3,881	4,737
Other major capital	Various			3,830	Ongoing

Sub-total Major Capital*				124,129

Sub-Programs
Upgrade of establishment	Various			4,000	Ongoing
Small Station Program
Mt Morgan—police station upgrade	30	2,037	1,327	710
Ravenshoe—replacement police station and holding cell	50	1,000	700	300
Woodford—replacement police station	05	1,000	800	200
Watchhouse upgrade program	Various			500	Ongoing

Sub-total Sub-Programs				5,710

Housing Program
Aurukun—new residence	50	1,650	80	1,570
Coomera—new residence	07	500		500
Policing Indigenous Communities—Bamaga and Kowanyama	50	3,000		3,000
Policing Indigenous Communities—Cooktown and Weipa	50	2,800	80	2,720
State Housing Committee Program	Various			1,300	Ongoing

Sub-total Housing Program				9,090

Minor Works
Minor Works	Various			3,100	Ongoing
Other Property, Plant and Equipment
Westgate—new police academy	05	421,933	11,000	5,000	405,933
Information and Communication Technology	Various			64,800	Ongoing
Vessels	Various			6,435	Ongoing
Other plant and equipment (includes motor vehicles)	Various			52,196	Ongoing

Total Property, Plant and Equipment				270,460

Other Capital Expenditure
Intangibles—Information and Communication Technology
Intangibles—Information and Communication Technology	Various			12,982	Ongoing

Total Other Capital Expenditure				12,982

TOTAL QUEENSLAND POLICE SERVICE				283,442

PREMIER AND CABINET

Capital expenditure for the Department of the Premier and Cabinet including all associated organisations is $101.0 million.

The department’s capital budget of $7.0 million will see significant enhancements to the department’s information and communication capability. The completion of key projects will provide significant benefits to the efficient running of both the department and Government in general.

Program Highlights

•	The implementation of the department’s Information and Communication Technology (ICT) Infrastructure and Network Strategy;

•	SmartCab (Queensland’s new Cabinet Information System); and

•	A new Electronic Documents and Records Management System (eDRMS).

Commission for Children and Young People and Child Guardian

The Commission for Children and Young People and Child Guardian’s capital program for 2008-09 provides for expenditure of $3.2 million. Major projects to be undertaken are:

•	The fitout of office accommodation in accordance with the Commission’s Long-term Accommodation Strategy; and

•	The development of a new Employment Screening Services Database which will provide for a more efficient blue card application process.

South Bank Corporation

The 2008-09 capital works program for South Bank Corporation is directed at enhancing the experience of visitors to the parklands and the precinct generally, and to the ongoing operational requirements of South Bank Corporation and the Brisbane Convention and Exhibition Centre.

The Government will fund the construction of a Storm Water Harvesting System which is expected to meet 78% of South Bank Parkland’s irrigation and water feature needs. The total cost of the project will be $4.6 million. The installation includes a major stormwater diversion pit, including a collapsible weir to hold back river water and a large capacity stormwater harvesting pump, a further 2 ML storage area and a primary treatment plant and reticulation system to pump Class A recycled water to Parklands irrigation system and water features.

The Brisbane Convention and Exhibition Centre will be expanded, at a total cost of $130 million, by approximately 24,000 square meters of additional floor space. Key components of the expanded facility are a 600 seat and a 400 seat tiered plenary hall, breakout rooms, foyer/exhibition space, and ground floor restaurant and retail uses.

Premier and Cabinet

Project	Statistical Division	Total Estimated Cost $'000	Expenditure to 30-06-08 $'000	Budget 2008-09 $'000	Post 2008-09 $'000
DEPARTMENT OF THE PREMIER AND CABINET

Property, Plant and Equipment
Information and Communication Technology (ICT) Infrastructure and Network Strategy	05	1,981	1,223	758
Asset replacement program	05			2,833	Ongoing

Total Property, Plant and Equipment				3,591

Other Capital Expenditure
Electronic Documents and Records Management System	05	1,546	811	735
SmartCab (Queensland's new Cabinet Information System)	05	2,720		2,720

Total Other Capital Expenditure				3,455

TOTAL DEPARTMENT OF THE PREMIER AND CABINET				7,046

COMMISSION FOR CHILDREN AND YOUNG PEOPLE AND CHILD GUARDIAN

Property, Plant and Equipment
Asset replacement program	05			150	Ongoing
Leasehold improvements	05	1,017		1,017

Total Property, Plant and Equipment				1,167

Other Capital Expenditure
Employment Screening Services Database	05	2,000		2,000

Total Other Capital Expenditure				2,000

TOTAL COMMISSION FOR CHILDREN AND YOUNG PEOPLE AND CHILD GUARDIAN				3,167

SOUTH BANK CORPORATION

Property, Plant and Equipment
Brisbane Convention and Exhibition Centre expansion	05	130,000	28,400	76,000	25,600
South Bank Precinct enhancements	05			11,928	Ongoing
Storm Water Harvesting System	05	4,600	1,730	2,870

Total Property, Plant and Equipment				90,798

TOTAL SOUTH BANK CORPORATION				90,798

TOTAL PREMIER AND CABINET				101,011

PRIMARY INDUSTRIES AND FISHERIES

The Department of Primary Industries and Fisheries’ (DPIF) capital expenditure program for 2008-09 is $25 million, which is primarily focused on developing world-class research facilities to deliver excellent scientific outcomes for primary industries and fisheries. DPIF has numerous facilities located throughout rural and regional Queensland. These require a significant level of minor works, mechanical items and other plant and equipment upgrades to keep them operating effectively.

Program Highlights

•

$4.5 million has been allocated to provide a world-class facility for combined fisheries and aquaculture research at the Bribie Island Aquaculture Research Centre. The project includes more efficient and integrated infrastructure including new seawater tank facilities.

•

In 2008-09 $1.1 million will be allocated to the construction of a new facility at the Maroochy Research Station which commenced in 2007-08. Nambour regional office staff will be relocated to the new facility upon its completion, which will provide operational cost savings and synergies by co-locating management, industry development and research staff at the one research station.

•

$1 million has been provided to upgrade fences and stockyards for the Tick Fever Centre specific pathogen free breeder herd relocated from Wacol to Dalby. Biosecurity Queensland’s Tick Fever Centre produces a range of vaccines against tick fever, a disease with the potential to cost Queensland’s cattle producers up to $35 million per year in deaths, lost production and restricted access to live cattle export markets.

Forestry Plantations Queensland

The capital expenditure program for 2008-09 is $16 million. This includes $7 million for the purchase of freehold land for hardwood plantation establishment, $5.1 million for the replacement of heavy plant and motor vehicles, $1.2 million for roads, $1.2 million for other plant and equipment, $1.1 million for computer equipment and $0.4 million to construct buildings and land improvements.

QRAA

QRAA’s capital budget for 2008-09 is $0.6 million. This amount covers information technology software and hardware for the twelve months with the major item being the stabilisation and ongoing development of QRAA’s operational software.

Primary Industries and Fisheries

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF PRIMARY INDUSTRIES AND FISHERIES

Property, Plant and Equipment
Bribie Island Aquaculture Research Centre-extension	05	5,098	550	4,548
Queensland Crop Development Facility-Redlands	05	8,622	8,527	95
Relocation of Tick Fever Herd	20	5,000	4,000	1,000
Regional Office Complex-Nambour	12	2,898	1,778	1,120
Relocation and refurbishment	Various			500	Ongoing
Research facilities development	Various			1,500	Ongoing
Vessel replacement	Various			1,200	Ongoing
Heavy plant and equipment	Various			1,000	Ongoing
Minor works	Various			1,500	Ongoing
Other plant and equipment	Various			5,594	Ongoing

Total Property, Plant and Equipment				18,057

Other Capital Expenditure
Intangible assets	05			1,428	Ongoing
Other projects	Various			450	Ongoing

Total Other Capital Expenditure				1,878

Capital Grants
RSPCA facility	05	10,000	350	5,000	4,650

Total Capital Grants				5,000

TOTAL DEPARTMENT OF PRIMARY INDUSTRIES AND FISHERIES				24,935

FORESTRY PLANTATIONS QUEENSLAND

Property, Plant and Equipment
Roads	Various			1,217	Ongoing
Buildings & Land Improvements	Various			376	Ongoing
Land	Various			7,000	Ongoing
Heavy plant and motor vehicles	Various			5,055	Ongoing
Computer equipment	Various			1,136	Ongoing
Other plant and equipment	Various			1,217	Ongoing

Total Property, Plant and Equipment				16,001

TOTAL FORESTRY PLANTATIONS QUEENSLAND				16,001

QRAA

Property, Plant and Equipment
Computer equipment	05			600	Ongoing

Total Property, Plant and Equipment				600

TOTAL QRAA				600

TOTAL PRIMARY INDUSTRIES AND FISHERIES				41,536

PUBLIC WORKS

The department’s capital expenditure program for 2008-09, including commercialised business units (CBUs), the Shared Service Agency (SSA) and Corptech, is $448.8 million. Capital expenditure by the department, excluding CBUs, SSA and CorpTech is $209.8 million.

Program Highlights

•

QFleet will purchase motor vehicles totalling $128.2 million. The vehicles will be leased to clients to facilitate the delivery of Government services across Queensland. The vehicle purchases and associated ongoing maintenance provide support for local Queensland firms.

•

CorpTech, the technology centre of skill established under the Shared Service Initiative, has a capital expenditure program in 2008-09 of $38.0 million. This program will provide innovative whole-of-Government corporate applications and infrastructure solutions for the shared service providers and to agencies within government.

•

$40.5 million is provided in 2008-09 for the continuing construction of a new government office building in Cairns. The building will provide 9,600 square metres of net lettable area as Stage 2 of William McCormack Place in Hartley Street, Cairns. The total project cost is estimated at $79.5 million.

•

$24.5 million is provided in 2008-09 for the completion of site infrastructure of works associated with the Boggo Road Precinct redevelopment. The redevelopment will contribute significantly to the Smart State initiatives with the first stage of the proposed knowledge based research and business component providing approximately 60,000 square metres of office and laboratory space for scientific research into eco-science.

•	$31.5 million is allocated in 2008-09 as part of a $63.3 million project to construct a new footbridge from Tank Street to the new Queensland Gallery of Modern Art at the Queensland Cultural Centre.

•

$21.3 million is allocated in 2008-09 to provide the foundation infrastructure required to enable technology consolidation across government. It encompasses a metropolitan area network, internet service, core network, carrier gateway service, and an initial server and storage platform.

•

$20.2 million is provided in 2008-09 for the construction of Stage 2 (Extension) of the Gold Coast Convention and Exhibition Centre. The extension will provide the Gold Coast with a world class convention and exhibition centre with seating for up to 6,000 patrons by doubling the space in the exhibition hall and allowing the centre to host larger national and international events. Provision for the extension was made during original construction of the centre. The total project cost is estimated at $40 million.

•

$13.6 million is allocated in 2008-09 for the design and construction of a Joint Contact Centre at Zillmere in Brisbane. The building will accommodate an estimated 417 work points from Smart Service Queensland and Queensland Police Services. The Department of Public Works has been allocated a total capital budget of $57.4 million.

•

$15 million is allocated in 2008-09 for the construction and upgrade of Government employee housing in rural and remote areas of the State, to support the delivery of Government services in these locations.

•

$10 million is provided in 2008-09 for the government office building at Mareeba. The project includes the purchase of an existing Department of Primary Industries and Fisheries property at Peters Street, Mareeba and the refurbishment of the building to provide new office accommodation. The project will provide improved and efficient office accommodation for four Government agencies in Mareeba. The total project cost is estimated at $15.5 million.

•

$9.4 million is provided in 2008-09 to continue the construction of a new government office building on Palm Island in order to meet the accommodation needs of Queensland Government agencies. The total project cost is estimated at $12.9 million.

•

$9 million is provided in 2008-09 to continue the construction of a new government office building at Maroochydore. The building will provide 8,900 square metres of net lettable area on a development site in the Maroochydore Central Business District. The total project cost is estimated at $84.5 million.

Public Works

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF PUBLIC WORKS

Property, Plant and Equipment
Brisbane—Queensland State Archives stage 2	05	52,000	43,752	8,248
Brisbane—Tank Street—pedestrian/cycle bridge	05	63,300	22,137	31,467	9,696
Palm Island—office building	45	12,870	3,454	9,416
Carpet replacement program	Various			800	Ongoing
Anti Discrimination Program	Various			300	Ongoing
Workplace Health and Safety	Various			900	Ongoing
Gold Coast Convention and Exhibition Centre—Stage 2 Extension	07	40,000	14,762	20,238	5,000
Cairns—new office building	50	79,500	4,500	40,500	34,500
Maroochydore—new office building	09	84,500	9,800	9,000	65,700
Thursday Island—new office building	50	13,500	1,600	1,800	10,100
Townsville—Office Refurbishment	45	3,500	3,000	500
Brisbane—Joint Contact Centre, Zillmere	05	57,400	1,900	13,600	41,900
Government Employee Housing	Various			15,000	Ongoing
Brisbane—63 George Street refurbishment	05	45,300	40,300	2,500	2,500
Brisbane—Boggo Road Precinct redevelopment	05	45,476	9,105	24,468	11,903
Mareeba—new office building	50	15,500	5,000	10,000	500
Brisbane—Refurbishment CITEC accommodation 317 Edward Street	05	6,700	2,400	4,300
Energy Performance Contract—317 Edward Street	05	2,223		2,223
Energy Performance Contract—111 George Street	05	3,852		3,852
Other plant and equipment	Various			6,244	Ongoing

Total Property, Plant and Equipment				205,356

Other Capital Expenditure
Whole of Government ICT initiatives	Various			2,164	Ongoing
Travel Management System	Various	3,280	2,655	625

Total Other Capital Expenditure				2,789

Capital Grants
Mackay Convention Precinct	40	36,301	34,640	1,661

Total Capital Grants				1,661

TOTAL DEPARTMENT OF PUBLIC WORKS				209,806

Public Works, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QBUILD

Property, Plant and Equipment
Plant and equipment	Various			832	Ongoing

Total Property, Plant and Equipment				832

Other Capital Expenditure
Business systems—work in progress	05	28,160		12,922	15,238

Total Other Capital Expenditure				12,922

TOTAL QBUILD				13,754

QFLEET

Property, Plant and Equipment
Motor vehicles	Various			128,168	Ongoing
Other plant and equipment	05			162	Ongoing

Total Property, Plant and Equipment				128,330

Other Capital Expenditure
Information systems	05			1,545	Ongoing

Total Other Capital Expenditure				1,545

TOTAL QFLEET				129,875

PROJECT SERVICES

Property, Plant and Equipment
Plant and equipment	05			1,353	Ongoing

Total Property, Plant and Equipment				1,353

Other Capital Expenditure
Business systems software	05			8,928	Ongoing

Total Other Capital Expenditure				8,928

TOTAL PROJECT SERVICES				10,281

SDS (SALES AND DISTRIBUTION SERVICES)

Property, Plant and Equipment
Warehouse equipment	05			124	Ongoing

Total Property, Plant and Equipment				124

TOTAL SDS (SALES AND DISTRIBUTION SERVICES)				124

CITEC

Property, Plant and Equipment
Technology Transformation Program	05	23,300		21,300	2,000
Plant and equipment	05			14,195	Ongoing

Total Property, Plant and Equipment				35,495

Public Works, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Other Capital Expenditure
Proprietary software and internally developed software and systems	05			10,543	Ongoing

Total Other Capital Expenditure				10,543

TOTAL CITEC				46,038

SHARED SERVICE AGENCY

Property, Plant and Equipment
Asset Replacement	05			939	Ongoing

Total Property, Plant and Equipment				939

TOTAL SHARED SERVICE AGENCY				939

CORPTECH

Property, Plant and Equipment
Asset replacement	05			650	Ongoing

Total Property, Plant and Equipment				650

Other Capital Expenditure
Shared Service Solutions (SSS) program	05	249,618	186,772	36,714	26,132
Other systems upgrades	05	1,200	546	654

Total Other Capital Expenditure				37,368

TOTAL CORPTECH				38,018

TOTAL PUBLIC WORKS				448,835

QUEENSLAND AUDIT OFFICE

Information Standard 40 requires the implementation of an electronic document record management solution to appropriately manage all types of records. Queensland Audit Office will be utilising the Queensland Government approved standard product for electronic file management. The estimated cost to progress this project is $0.18 million. Minor works expenditure of $0.24 million is to maintain and replace current office and IT equipment.

Queensland Audit Office

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QUEENSLAND AUDIT OFFICE

Property, Plant and Equipment
Minor works	05			235	Ongoing

Total Property, Plant and Equipment				235

Other Capital Expenditure
Operational Recordkeeping	05	180		180

Total Other Capital Expenditure				180

TOTAL QUEENSLAND AUDIT OFFICE				415

TOURISM, REGIONAL DEVELOPMENT AND INDUSTRY

Capital expenditure of the Department of Tourism, Regional Development and Industry in 2008-09 is $138.7 million.

The capital program is designed to provide innovation, direction and leadership to industry.

Program Highlights

•

Construction of the Ecosciences Precinct at Boggo Road and the Health and Food Sciences Precinct at Coopers Plains is scheduled to commence in mid 2008, following completion of preliminary works and the satisfactory negotiation of the construction contract. The future development of the precincts will facilitate the co-location of research activities of the Department of Primary Industries and Fisheries, Department of Natural Resources and Water, Department of Mines and Energy, the Environmental Protection Agency and the Commonwealth Scientific and Industrial Research Organisation (CSIRO). Construction of the Ecosciences Precinct at Boggo Road is expected to be completed in the second half of 2010, while the Health and Food Sciences Precinct at Coopers Plains is expected to be completed in late 2009.

•

$10 million in capital grants over the two years to 2008-09 will be provided to Griffith University as matching funding towards the construction costs of an expanded facility at the Institute for Glycomics. This amount is in addition to the $8 million provided by the Queensland Government to Griffith University in 2001 to construct the Institute for Glycomics.

Tourism, Regional Development and Industry

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
DEPARTMENT OF TOURISM, REGIONAL DEVELOPMENT AND INDUSTRY

Property, Plant and Equipment
Ecosciences Precinct at Boggo Road and the Health and Food Sciences Precinct at Coopers Plains	05	290,000	13,358	133,400	143,242
Computer equipment	Various			78	Ongoing
Other acquisitions of property, plant and equipment	Various			517	Ongoing

Total Property, Plant and Equipment				133,995

Capital Grants
Institute of Glycomics	07	10,000	6,000	4,000
Queensland Ethanol Conversion initiative	Various	392	22	370
Other capital grants	Various	531	189	342

Total Capital Grants				4,712

TOTAL DEPARTMENT OF TOURISM, REGIONAL DEVELOPMENT AND INDUSTRY				138,707

TOURISM QUEENSLAND

Other Capital Expenditure
Enterprise-wide contact management system and modernisation of the Famil system	05	250	168	82
Financial System upgrade (Finance One—Release 11)	05	221	20	201

Total Other Capital Expenditure				283

TOTAL TOURISM QUEENSLAND				283

TOTAL TOURISM, REGIONAL DEVELOPMENT AND INDUSTRY				138,990

TRANSPORT

Total capital outlays for the Transport portfolio in 2008-09 will be $3.653 billion representing a 47% increase in capital expenditure compared with the 2007-08 Budget. The portfolio consists of Queensland Transport, Queensland Rail and the port authorities.

Queensland Transport

Queensland Transport’s capital expenditure program for 2008-09 totals $670.0 million and predominantly comprises investment in public transport infrastructure and systems.

Program Highlights

South East Queensland Infrastructure Plan and Program (SEQIPP)

In the 2008-09 Budget, the Government continues to progress the implementation of the SEQIPP. Some major projects included in the SEQIPP initiative are:

•	$204.5 million towards construction of the Northern Busway between the Royal Children’s Hospital and Kedron.

•	As part of the Eastern Busway: Buranda to Capalaba program, $123.9 million is allocated for the construction of the Eastern Busway connection between Buranda and Main Avenue at Coorparoo.

•	$60.3 million towards construction of an Eastern Busway corridor connection from the Eleanor Schonell Bridge to Ipswich Road with stations at Park Road and the Princess Alexandra Hospital.

•

$50 million towards construction of the Eastern Busway: Princess Alexandra Hospital to Buranda. Construction will include an elevated busway station within the Princess Alexandra Hospital and will be a key link in the regional busway network.

•

$33.7 million towards the construction of cycle links to enhance the cycle network in South East Queensland. This is made up of $10.3 million towards the construction of stated owned cycle links and $23.4 million in grants to be provided to local authorities.

•	$13.6 million towards construction and design of projects as part of the TransLink Station Upgrade Program.

Recreational Boating Infrastructure

•

$7.3 million towards the construction of new recreational boating facilities. These funds will ensure that future infrastructure demands can be met as the recreational boating population continues to grow.

Regional Airport Development Scheme

•

The Blueprint for the Bush initiative, announced as part of the 2006-07 Budget, included an enhanced commitment to the Regional Airport Development Scheme, with investment of $5 million over three years, including $1.75 million in 2008-09.

QR Limited

QR is allocating $2.184 billion for capital outlays in 2008-09 in Queensland.

•	$697.6 million to upgrade infrastructure and rollingstock on the Citytrain network as part of the SEQIPP initiative including:

•	Springfield Line $130.0 million,

•	Robina to Varsity Lakes $127.0 million,

•	Caboolture to Beerburrum, Helensvale to Robina and Salisbury to Kuraby duplications $97 million,

•	Corinda to Darra: Third Track $78.1 million,

•	Metropolitan Freight Capacity Enhancement $44.2 million,

•	Additional rollingstock (44 x 3 car units) to deliver substantial service enhancements between the Gold Coast, Brisbane and the Sunshine Coast $132.2 million.

•	$576.4 million for coal network track works in Central Queensland to allow for additional haulage of coal:

•	Jilalan Yard Upgrade $400 million,

•	Stanwell to Wycarbah Duplication $45.2 million,

•	Callemondah 3rd Spur $14.3 million,

•	Broadlea—Mallawa—Wotonga Duplication $32.5 million,

•	Bolingbroke Feeder Station $22.1 million,

•	Goonyella—Abbot Point Expansion (Northern Missing Link) Initial Infrastructure Works $14.4 million,

•	Dalrymple Bay Coal Terminal: 3rd Loop $11.7 million,

•	Harrow Passing Loop (Peak Downs—Saraji Passing Loop) $8.1 million,

•	Coppabella Yard Upgrade $7.3 million,

•	Westwood to Wycarbah Duplication $6.2 million.

•	$303.7 million towards new and upgraded locomotives and wagons to support the increased haulage of coal in Central Queensland including:

•	Coal Electric Loco Fleet Upgrade—Stages 1 & 2 $43.9 million,

•	Electric Loco Upgrade Program $32.0 million,

•	510 VCA Coal Wagons $14.8 million,

•	15 New Diesel Locomotives (4100 Class) $68.0 million,

•	1,190 New Coal Wagons (VCA 106T) $130.6 million.

•

$ 37.3 million to modify and improve QR facilities and infrastructure for rail travel for disabled persons as prescribed by the Disability Discrimination Act 1992 and to modify the Electric Multiple Unit fleet to meet disability standards for Accessible Public Transport 2007 compliance requirements.

•	$14.1 million to complete the enhancement of Brunswick Street Station.

Port of Brisbane Corporation Limited

In 2008-09, Port of Brisbane Corporation Limited has allocated $218.9 million for the continuing development of the port. This allocation is driven predominately by the Hamilton Site Redevelopment Program and construction of additional berths at Fisherman Islands, in order to accommodate the strong growth across a range of commodity areas including:

•	$29.4 million for relocation of remaining trades from Hamilton to Fisherman Islands.

•	$23.5 million for the construction of berth and wharf 11 and 12 at Fisherman Islands to accommodate increasing trade throughput at the Port of Brisbane.

•	$16.5 million for the continuation of the Hamilton Site Redevelopment Program.

•	$6 million to construct a bridge across the Burnett River to ensure all weather access to the Port of Bundaberg.

•	$3 million for the upgrade of the Barge Wharf for the dredger “Brisbane”, which is owned by the corporation.

Cairns Ports

In 2008-09, Cairns Ports has allocated $113.6 million towards new and continuing airport and seaport development including:

•	$67.1 million for the redevelopment of the Domestic Terminal Building at Cairns Airport.

•

Provision of a new facility for the Australian Quarantine Inspection Service operation in the Cairns area being constructed at the Cairns Airport at a cost of $6.4 million and $4.5 million is to be spent in 2008-09.

•	$2.4 million for a plaza development and landscaping for the domestic terminal in 2008-09.

•	$1.5 million for extension of the boardwalk and foreshore promenade to the south in the Cityport area of Cairns.

•	$2.9 million for ongoing preparation and release of sites in the business park at the Cairns Airport as demand dictates.

Gladstone Ports Corporation

In 2008-09, Gladstone Ports Corporation has allocated $55.7 million towards the ongoing expansion of the ports at Gladstone and Rockhampton including:

•	$18.3 million towards ongoing works at the RG Tanna Coal Terminal at the Port of Gladstone.

•	$5.0 million for the continuation of detailed engineering and feasibility investigations at the Wiggins Island Coal Terminal.

•	$4.3 million for dust suppression measures at the R G Tanna.

•	$8.7 million for the Port General Projects relating to general work around the Port of Gladstone, including road rebuilding, land reclamation and mobile plant replacements.

•	$1.8 million is allocated for the Port of Rockhampton at Port Alma primarily for minor plant and equipment.

•	$0.6 million is allocated primarily for bunding and reclamation at Fisherman’s Landing South, and other minor plant and equipment.

Mackay Ports

In 2008-09, Mackay Ports has allocated $23.1 million for the development and continued upgrading of port and airport infrastructure including:

•	$4.7 million for building a storage and distribution facility for the importation of fertiliser, which is expected to be 60 tonnes per annum.

•	$3 million for rehabilitation of the runway, taxiways, and aprons at the Mackay Airport.

•	$1.2 million for design and construction of additional car park for long term overflow at the Mackay Airport.

Ports Corporation of Queensland Limited

In 2008-09, Ports Corporation of Queensland has allocated $367.2 million for various port development projects including:

•	$250 million for the Abbot Point X50 Expansion, which will increase the capacity of the Abbot Point Terminal to 50 million tonnes per annum.

•

$70 million for the Abbot Point Expansion X25, which will increase capacity to 25 million tonnes per annum and contribute to increasing the efficiency and capacity of Queensland’s coal export industry.

•	$35 million for the renewal of stacker reclaimer 1 and 2 at Abbot Point Coal Terminal.

•	$2.8 million for minor asset replacement and acquisitions at Thursday Island Port.

•	$1.5 million for land acquisition at Louisa Creek.

Port of Townsville

Port of Townsville has allocated $19.8 million for the acquisition of infrastructure and port improvements during the 2008-09 financial year including:

•	$4.7 million for Berth 1 Services Jetty Duplication for additional access and pipe racks, as well as for maintenance access for the existing pipeline.

•

$3.1 million for the eastern reclamation area for the creation of lots, services and drainage—planning and detailed design works for the subdivision of the reclamation area into 19 lots and construction of the transport network, service corridor and open storm water drain.

•	$5.3 million for preliminary engineering works, planning, investigation and design associated with general port infrastructure and facilities.

Transport

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QUEENSLAND TRANSPORT

Property, Plant and Equipment
Public Transport Infrastructure
Gold Coast Rapid Transit System (Parkwood to Broadbeach)[1]	07	84,062	33,296	50,766
TransLink Station Upgrade Program	Various	248,251	21,704	13,646	212,901
Robina to Tallebudgera Rail Extension TOD	07	23,733	1,553	20,948	1,232
South East Queensland High Occupancy Vehicle Program	Various	3,275		1,590	1,685
Transport Corridor Acquisitions—SEQ	Various			14,548	Ongoing
South East Queensland Cycle Network	05			10,329	Ongoing

Sub-total Public Transport Infrastructure				111,827

Busways
Northern Busway: Section 1-4 & 5[2]	05	777,000	114,306	204,520	458,174
Eastern Busway: Buranda to Coorparoo (Stage 2A)	05	465,794	67,397	123,891	274,506
Eastern Busway: Eleanor Schonell Bridge to Princess Alexandra Hospital	05	218,508	158,188	60,320
Eastern Busway: Princess Alexandra Hospital to Buranda	05	137,800	50,000	50,000	37,800

Sub-total Busways				438,731

Maritime Infrastructure
Living the Queensland Lifestyle Boating Infrastructure Projects	Various	9,654	2,600	5,172	1,882
Townsville & REEFVTS project	45	3,500	90	1,375	2,035
Automatic Identification System (AIS)	Various	750	370	130	250
Amity Point Boat Ramp	05	650		650
Port Alma Leads	30	586	336	250
Townsville VHF Communications Upgrade	Various	500		200	300
Gold Coast Dredging	07	500		500
Caniapa Passage Dredging	05	500		500
Sandy Hook (Burnett River) Boat Ramp	15	380		380
Marine Safety Minor Works	Various			1,108	Ongoing
Boating Infrastructure Minor Works	Various			1,077	Ongoing

Sub-total Maritime Infrastructure				11,342

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Other Property, Plant and Equipment
Integrated Scheduling TransLink Transit Authority	05	2,913		2,913
Transport House Refurbishment	05	1,900		1,900
Infrastructure Replacement Upgrades	05			6,823	Ongoing
CBD Refurbishment	Various			1,050	Ongoing
Departmental Plant and Equipment	Various			937	Ongoing
Corporate Property Minor Works	Various			790	Ongoing

Sub-total Other Property, Plant and Equipment				14,413

Total Property, Plant and Equipment				576,313

Other Capital Expenditure
New Queensland Driver Licence (Stage 1 Implementation)	05	84,085	24,519	36,999	22,567
METIS	05	3,130	895	1,300	935

Total Other Capital Expenditure				38,299

Capital Grants
SchoolBUS—Steep Roads Program	Various	12,000	8,300	3,700
Security Cameras in Taxis	Various	8,543	8,243	300
Accessible Taxis	Various	4,000	2,800	1,200
Cairns Bus Priority Project	50	885	400	485
South East Queensland Cycle Network	Various			23,431	Ongoing
SchoolBUS Upgrade Scheme	Various			11,300	Ongoing
Public Transport Infrastructure—Compliance with Disability Standards	Various			4,835	Ongoing
Rural and Remote Airstrips	Various			3,460	Ongoing
Accessible Buses	Various			3,000	Ongoing
Network Plan—Public Transport Infrastructure	Various			3,000	Ongoing
Public Transport Infrastructure	Various			250	Ongoing
Safe School Travel	Various			200	Ongoing
Safe Walking and Pedalling	Various			200	Ongoing

Total Capital Grants				55,361

TOTAL QUEENSLAND TRANSPORT				669,973

QR LIMITED

Property, Plant and Equipment
QR Network
Citytrain MetTRIP Track Infrastructure Upgrades—Stages 1 and 2	Various	673,418	519,814	96,996	56,608
Jilalan Yard Upgrade	40	500,000	79,631	400,000	20,369
Springfield Line	05	390,280	52,720	130,000	207,560
Robina to Varsity Lakes	07	300,131	101,109	127,000	72,022
Corinda to Darra: Third Track	05	187,200	52,568	78,146	56,486
Northern Minerals Province: Driver Activated Points Stage 1	55	107,000		10,000	97,000

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Dalrymple Bay Coal Terminal: 3rd Loop	40	106,544	91,184	11,660	3,700
Metropolitan Freight Capacity Enhancements	05	84,260	27,555	44,238	12,467
Broadlea—Mallawa—Wotonga Duplication	40	74,000	34,778	32,500	6,722
Landsborough to Nambour (Planning and Acquisitions)	09	78,354	3,200	58,300	16,854
Stanwell to Wycarbah Duplication	30	71,500	19,224	45,242	7,034
Beerwah Rail Crossing Project	09	67,600	16,000	23,100	28,500
Timber Bridge Replacement Stage 3	Various	62,995	27,249	25,958	9,788
Mount Isa Line: Concrete Relay, Re-rail & Associated Works	55	61,343	59,343	2,000
Goonyella—Abbot Point Expansion (Northern Missing Link)	40	46,120	31,726	14,394
Callemondah 3rd Spur	30	40,506	26,225	14,281
Minimum Maintenance Track—Metro	05	39,402	20,839	18,563
Citytrain Station Conduit Upgrade Various Projects	05	35,500	12,119	5,100	18,281
Westwood to Wycarbah Duplication	30	32,000	25,771	6,229
ATP TBS Migration Project	Various	29,950	6,759	8,023	15,168
Bolingbroke Feeder Station	40	29,900	7,787	22,113
Coppabella Yard Upgrade	40	29,000	21,692	7,308
Turnout & Crossover Refurbishment	05	28,500	2,899	4,540	21,061
Regional Re-railing Strategy	Various	27,960	16,761	2,481	8,718
Electrification Infrastructure Renewal Strategy	05	25,050	3,711	4,200	17,139
Moura Line Passing Loops	30	22,947	22,312	635
Wiggins Island (Gladstone) Balloon Loop	30	22,000	5,605	2,500	13,895
Noise Amelioration—Metro	05	20,643	20,243	400
Central Qld Coal Formation Strengthening (Stage 2)	Various	20,538	4,443	4,220	11,875
Telecommunications Infrastructure Renewal—Metro	05	18,730	4,000	4,150	10,580
Electrification Capacity Upgrade Strategy	05	18,410	3,428	4,036	10,946
St Lawrence River Bridge Replacement	40	17,548	723	16,825
Mindi Electrical Substation	40	17,100	12,984	4,116
Harrow Passing Loop (Peak Downs—Saraji Passing Loop)	40	15,900	7,833	8,067
Beerburrum to Landsborough (planning and design)	09	15,000	12,334	2,666
Sonoma Balloon Loop	40	14,500	12,168	2,332
Noise Amelioration: Statewide Strategy	05	12,317	3,127	8,000	1,190
UTC Disaster Recovery	Various	12,000	3,630	2,500	5,870
Goonyella System: Rail Upgrade	40	11,450	10,609	841
Telecommunications Backbone Network Strategy	Various	11,210	3,487	2,794	4,929
Corridor Integrity Strategy	Various	11,055	5,047	2,100	3,908
Corridor Land Requirements	05	10,810	2,114	2,000	6,696
VPI-type Processors Replacement (Farleigh to Purono)	Various	10,729	59	3,231	7,439

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
North Coast Line Re-railing (Nambour to Parana)	15	10,700	4,956	1,770	3,974
Kuraby to Kingston (Planning and Design)	05	4,000	1,350	2,650
Varsity Lakes to Tallebudgera (Planning)	07	6,000	3,654	2,346
QR Network—General	Various			122,731	Ongoing

Sub-total QR Network				1,393,282

QR Freight Coal
Coal Electric Loco Fleet Upgrade—Stages 1 & 2	45	181,051	86,149	43,919	50,983
1,190 New Coal Wagons (VCA 106T)	05	159,281	7,544	130,578	21,159
Electric Loco Upgrade Program	30	141,000	84,877	32,000	24,123
15 x 4000 Class Locomotives	15	93,062	87,062	5,000	1,000
15 New Diesel Locomotives (4100 Class)	15	87,395	1,547	68,000	17,848
12 & 16 Cylinder Loco Overhauls—Coal	05	52,479	17,440	5,100	29,939
510 VCA Coal Wagons	05	25,509	10,672	14,837
VNQ Coal Wagon Overhauls	30	21,188	16,972	4,216

Sub-total QR Freight Coal				303,650

QR Freight Bulk Freight
12 & 16 Cylinder Loco Overhauls—Bulk Freight	05	10,540	3,475	2,751	4,314
QR Freight Regional Freight
12 & 16 Cylinder Loco Overhauls—Regional Freight	05	22,457	14,872	5,317	2,268
QR Freight
QR Freight—General	Various			118,036	Ongoing
Passenger Services
Future Citytrain Rollingstock	Various	923,100		2,100	921,000
Additional Citytrain Rollingstock	15	296,837	39,301	117,804	139,732
MetTRIP—Additional Citytrain Rollingstock	15	289,456	257,922	14,371	17,163
Citytrain Disability Standards 2007 Compliance: Infrastructure	05	82,879	32,100	29,707	21,072
Citytrain EMU Re-engineering & Overhaul	05	80,700	65,094	7,500	8,106
Citytrain Disability Standards 2007 Compliance: Rollingstock	05	48,594	3,530	7,440	37,624
Citytrain Disabled Access Compliance	05	43,500	43,323	177
Citytrain Safe Stations	05	39,454	39,058	198	198
Brunswick Street Upgrade	05	32,800	18,704	14,096
Partially Completed EMU Overhauls	05	30,364	24,695	5,669
MetTRIP—Citytrain Intermodal Works	05	26,794	23,609	3,185
SMU200 Major Overhauls	05	19,200	4,500	11,000	3,700
Citytrain Station Upgrade Program	05	12,000		12,000
Albion Station Land Bridge	05	11,000		11,000
MetTRIP—Citytrain Station Upgrades	05	10,712	7,868	2,844
Passenger Services—General	05			30,540	Ongoing

Sub-total Passenger Services				269,631

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
Across QR
Major Property Disposals	Various	19,261	11,064	6,936	1,261
Rail Welding Facility	05	12,554	5,683	6,871
Motor Vehicle Acquisitions	05			35,020	Ongoing
Across QR—General	05			42,856	Ongoing

Sub-total Across QR				91,683

Total Property, Plant and Equipment				2,184,350

TOTAL QR LIMITED				2,184,350

PORT OF BRISBANE CORPORATION LIMITED

Property, Plant and Equipment
Wharf & Berth 11 and 12	05	342,500		23,500	319,000
Ground Improvement—T11, T12 and T13	05	194,040		29,290	164,750
Hamilton Site Redevelopment	05	65,300	21,700	16,500	27,100
General Purpose Berth	05	57,400	28,000	29,400
Environmental Protection Agency Office—Manly	05	4,500	1,500	3,000
Lay-up Berth	05	3,850	850	3,000
Subdivisional Roadworks—Fisherman Islands Business Park	05	3,500	1,500	2,000 3,000
Port Drive—Truck Parking & Associated Works	05	3,000
Upgrades of Major Roads	05			12,000	Ongoing
Colmslie Estate	05			10,500	Ongoing
Lessee Terminals or Wharves	05			9,500	Ongoing
Portgate Property Developments	05			9,000	Ongoing
Eagle Farm Estate	05			7,500	Ongoing
Port Central	05			6,000	Ongoing
Port West—Lessee Developments	05			6,000	Ongoing
Port West—Filling	05			5,000	Ongoing
Port West—Infrastructure	05			5,000	Ongoing
Warehouses & Container Facilities	05			3,750	Ongoing
Ground Improvement Bishop Drive Estate (S2 & S3)	05			2,000	Ongoing
Electrical & Communication Upgrades	05			1,000	Ongoing
Building & Landscaping Upgrades	05			200	Ongoing
Minor Plant & Equipment	05			25,750	Ongoing
Port of Bundaberg Burnett Bridge	15	6,000		6,000

Total Property, Plant and Equipment				218,890

TOTAL PORT OF BRISBANE CORPORATION LIMITED				218,890

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
CAIRNS PORTS

Property, Plant and Equipment
Cairns Airport
Domestic Terminal Redevelopment	50	192,800	79,262	67,109	46,429
Upgrade Domestic Apron Bays 18-23	50	7,276	3,316	3,060	900
Australian Quarantine Inspection Service (AQIS) Office Building	50	6,350	1,888	4,462
Precinct Beautification - Landscaping	50	4,023		2,362	1,661
Domestic Short Term Part Covered Parking	50	3,778	50	3,728
Other Airport Projects	50			22,243	Ongoing
Business Park Development	50			2,921	Ongoing

Sub-total Cairns Airport				105,885

Cairns Seaport
Tingira St Subdivision Development	50			2,557	Ongoing
Other Seaport Projects	50			2,012	Ongoing

Sub-total Cairns Seaport				4,569

Cairns Cityport
Foreshore Development	50			1,500	Ongoing
Cityport Commercial Allowance	50			960	Ongoing

Sub-total Cairns Cityport				2,460

Corporate Minor Plant and Equipment	50			677	Ongoing

Total Property, Plant and Equipment				113,591

TOTAL CAIRNS PORTS				113,591

GLADSTONE PORTS CORPORATION

Property, Plant and Equipment
RG Tanna Coal Terminal
RG Tanna Coal Terminal Expansion	30	780,000	772,112	7,888
RG Tanna Coal Terminal Ongoing Projects	30	109,992	23,255	18,309	68,428
RG Tanna Coal Terminal Dust Suppression Initiatives	30	7,846	1,677	4,269	1,900

Sub-total RG Tanna Coal Terminal				30,466

Wiggins Island Coal Terminal Feasibility Study	30	30,000	25,000	5,000
Port General Projects	30	23,900	3,070	8,730	12,100
Fisherman’s Landing Projects	30	12,565	4,045	625	7,895
Barney Point Projects	30	9,830	6,150	450	3,230
Auckland Point Projects	30	5,705	2,355	1,050	2,300
Marina Works Projects	30	2,850	1,800	50	1,000
Port Alma Shipping Terminal Projects	30	2,300	90	1,840	370
Minor Plant and Equipment Projects	30			7,538	Ongoing

Total Property, Plant and Equipment				55,749

TOTAL GLADSTONE PORTS CORPORATION				55,749

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
MACKAY PORTS

Property, Plant and Equipment
Mackay Seaport
Hi Fert Pty Ltd Facility Development	40	5,800	1,139	4,661
Other Seaport Projects	40			3,353	Ongoing

Sub-total Mackay Seaport				8,014

Mackay Airport
Runway/Taxiway/Apron Rehabilitation & Improvements	40	7,120		3,000	4,120
Western General Aviation Airside Apron	40	2,400	1,979	421
Shed for Checked Bag Screening	40	2,301	1	2,300
Baggage Handling System	40	2,250	1,000	1,250
Long Term Overflow Carpark	40	1,200		1,200
Other Airport Projects	40			5,808	Ongoing

Sub-total Mackay Airport				13,979

Corporate Minor Plant and Equipment
Corporate Minor Plant and Equipment	40	1,197	47	1,150

Total Property, Plant and Equipment				23,143

TOTAL MACKAY PORTS				23,143

PORTS CORPORATION OF QUEENSLAND LIMITED

Property, Plant and Equipment
Abbot Point Expansion X50	40	818,000	15,000	250,000	553,000
Abbot Point Expansion X21	40	116,000	96,000	2,000	18,000
Abbot Point Expansion X25	40	95,000	15,000	70,000	10,000
Abbot Point Expansion Refurbishment SR1 and SR2	40	68,300	2,550	35,000	30,750
Louisa Creek Land Acquisitions	40	10,000	6,359	1,500	2,141
Head Office Miscellaneous Plant and Equipment	05			209	Ongoing
Port Development
Abbot Point Port Development	40			4,368	Ongoing
Thurs Island Port Development	50			2,796	Ongoing
Hay Point Port Development	40			1,218	Ongoing
Karumba Port Development	55			46	Ongoing
Weipa Port Development	50			44	Ongoing
Lucinda Port Development	45			5	Ongoing
Mourilyan Port Development	50			5	Ongoing

Total Property, Plant and Equipment				367,191

TOTAL PORTS CORPORATION OF QUEENSLAND LIMITED				367,191

Transport, (continued)

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
PORT OF TOWNSVILLE

Property, Plant and Equipment
Port Infrastructure and Facilities	45	8,915	2,220	5,345	1,350
Berth 1 Services Jetty Duplication	45	4,900	200	4,700
Eastern Reclamation Area Creation of Lots, Services and Drainage—Design Works	45	3,470	340	3,130
Berth 10 Redevelopment—Planning	45	2,700	1,200	1,500
and Design
Saltwater Fire System Review and Upgrade	45	2,700		2,700
Port of Townsville Quarry Planning and Approvals	45	653	313	340
Minor Plant and Equipment	45			2,108	Ongoing

Total Property, Plant and Equipment				19,823

TOTAL PORT OF TOWNSVILLE				19,823

TOTAL TRANSPORT				3,652,710

Notes:

1.	Planning and preliminary design.
2.	The 2008-09 Budget excludes the revised expenditure announced for the Northern Busway (Sections 2-4 and 5, Windsor-Kedron) on 19 May 2008, due to the timing of contractual close.

TREASURY

The total capital expenditure program for Queensland Treasury in 2008-09 will be $32.3 million.

The principal components of Treasury’s capital program include:

•

$24 million for the further implementation and development of the Revenue Management System within the Office of State Revenue. The system employs contemporary technology to provide revenue and information management and e-business capability to better service the Government and people of Queensland in collecting and administering State tax revenue streams.

•	$1.2 million provided for scientific equipment for the Racing Science Centre.

•	$4.9 million to be allocated to ongoing asset replacement, primarily the replacement of existing IT assets.

•

$1.9 million to be allocated to the Queensland Office of Gaming Regulation (QOGR). This includes the Data Requirements 3 project which involves development of a new standard that meets the electronic data exchange needs of QOGR and its external clients.

Treasury

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-08 $’000	Budget 2008-09 $’000	Post 2008-09 $’000
QUEENSLAND TREASURY

Property, Plant and Equipment
Asset replacement	05			3,776	Ongoing
OSR—Revenue Management System	05	5,522	2,827	2,695
Office of Racing—Scientific Equipment	05	3,480	2,250	1,230
OESR—Computer Assisted Telephone Interview (CATI) Room Extension	05	415	15	200	200

Total Property, Plant and Equipment				7,901

Other Capital Expenditure
OSR—Revenue Management System	05	65,757	44,130	21,327	300
Asset replacement	05			1,122	Ongoing
QOGR—Data Requirements 3	05	820		820
QOGR—Grants Management System	05	562		562
QOGR—Online Services	05	500		500
Documents & Records Management Improvement Project (eDRMS)	05	2,094	1,678	108	308

Total Other Capital Expenditure				24,439

TOTAL QUEENSLAND TREASURY				32,340

APPENDIX A –

ENTITIES INCLUDED IN CAPITAL OUTLAYS 2008-09

Department of Child Safety

Department of Communities

Queensland Corrective Services

Disability Services Queensland

Education, Training and the Arts

Australian Agricultural College Corporation

Library Board of Queensland

Queensland Art Gallery

Queensland Museum

Queensland Performing Arts Trust

Queensland Studies Authority

Corporate and Professional Services

Southbank Institute of Technology

Electoral Commission of Queensland

Department of Emergency Services

Department of Employment and Industrial Relations

Environmental Protection Agency

Queensland Health

The Council of the Queensland Institute of Medical Research

Department of Housing

Department of Infrastructure and Planning

Property Services Group

Water Infrastructure Projects

SEQ Water Grid Manager

Airport Link

Department of Justice and Attorney-General

Public Trust Office

Legal Aid Queensland

Crime and Misconduct Commission

Anti-Discrimination Commission

Legislative Assembly of Queensland

Department of Local Government, Sport and Recreation

Stadiums Queensland

Department of Main Roads

RoadTek

Queensland Motorways Limited

Department of Mines and Energy

CS Energy Limited

ENERGEX Limited

Stanwell Corporation Limited

Tarong Energy Corporation Limited

Powerlink Queensland

Ergon Energy Corporation Limited

Department of Natural Resources and Water

Gladstone Area Water Board

Mount Isa Water Board

SunWater

Queensland Bulk Water Supply Authority

Queensland Bulk Water Transport Authority

Office of the Governor

Office of the Ombudsman

Queensland Police Service

Department of the Premier and Cabinet

Commission for Children and Young People and Child Guardian

South Bank Corporation

Department of Primary Industries and Fisheries

Forestry Plantations Queensland

QRAA

Department of Public Works

QBuild

QFleet

Project Services

SDS (Sales and Distribution Services)

CITEC

Shared Service Agency

CorpTech

Queensland Audit Office

Department of Tourism, Regional Development and Industry

Tourism Queensland

Queensland Transport

QR Limited

Port of Brisbane Corporation Limited

Cairns Ports

Gladstone Ports Corporation

Mackay Ports

Ports Corporation of Queensland Limited

Port of Townsville

Queensland Treasury

APPENDIX B –

KEY CONCEPTS AND COVERAGE

COVERAGE OF THE CAPITAL STATEMENT

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment, intangible assets and inventories that an agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. For the purpose of this Budget Paper, capital outlays refer to the gross acquisition of these assets. The following definitions are applicable throughout this document:

total capital outlays—property, plant and equipment outlays, other capital expenditure and capital grants property, plant and equipment outlays—property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations other capital expenditure—intangibles, such as software development, and self-generating and regenerating assets capital grants—capital grants to other entities (excluding grants to other Government departments, statutory bodies and individuals under the First Home Owners Grant scheme).

Capital outlays include information for all bodies defined as reporting entities for the purpose of whole-of-Government financial reporting requirements, excluding Public Financial Corporations. Projects without a recorded total estimated cost are ongoing. The entities included in scope for the Capital Statement are listed in Appendix A. The Capital Statement only provides details of projects being undertaken within Queensland.

CAPITAL CONTINGENCY

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-Government basis, there is likely to be underspending, resulting in a carryover of capital allocations.

State Budget 2008–09

Budget Measures

Budget Paper No.4

Queensland **the Smart State**

Queensland Government

2008-09 State Budget Papers

1.	Budget Speech

2.	Budget Strategy and Outlook

3.	Capital Statement

4.	Budget Measures

5.	Service Delivery Statements

Budget Highlights

A number of changes have been made to the Budget documents for 2008-09, to promote the accessibility and readability of the Budget documents.

One of these changes is the introduction of Budget Paper No. 4—Budget Measures which provides comprehensive information on all significant Government policy decisions that involve changes to expense, capital and revenue activities since the previous Budget. This new document provides a comprehensive statement of new policy measures.

The former individual Ministerial Portfolio Statements are now combined into Budget Paper No. 5—Service Delivery Statements. The revision will reduce duplication. Performance measures by output and agency financial statements and variance notes have been retained. The Service Delivery Statements will continue to provide the primary source of information for the hearings of the Parliamentary Estimates Committees.

To further improve the information in the Budget Papers in coming years, new measures will be incorporated in line with the proposed reforms of the Financial Administration and Audit Act 1977 which are currently underway.

The Budget Papers are available online at www.budget.qld.gov.au or they can be purchased through The Queensland Government Bookshop, individually or as a set. Please phone (07) 3883 8700 (1800 801 123 for callers outside of Brisbane).

©Crown copyright

All rights reserved

Queensland Government 2008

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Measures

Budget Paper No.4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2008-09

BUDGET MEASURES

Budget Paper No. 4

4.	Revenue Measures	332

	Environmental Protection Agency	332
	Mines and Energy	332
	Transport	333
	Treasury	333

1. OVERVIEW

FEATURES

•     This is the first time the Government has produced a Budget Paper presenting a consolidation of expense, capital and revenue measures reflecting decisions in the Budget as well as in the period since the previous year’s Budget.

•     The measures reflect the Government’s policy agenda, targeting priority areas in which the Government will concentrate its efforts to improve performance and respond to changing community needs and expectations.

INTRODUCTION

This introductory chapter explains the Government’s Budget priorities which provide the framework for government policy making and the major themes of the 2008-09 Budget.

The intention in producing this paper is to provide a consolidated view of the Government’s policy decisions with budgetary impacts made since the 2007-08 Budget, including the 2008-09 Budget. The paper provides an overview of the many individual policy decisions significantly affecting service delivery and revenue raising that are reflected in this year’s Budget. It complements other Budget Papers, in particular Budget Paper No. 2—Budget Strategy and Outlook, Budget Paper No. 3—Capital Statement and the Service Delivery Statements, which provide more detail on the individual initiatives.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure. For example, formula-driven changes in funding are not included. For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

THE 2008-09 BUDGET - PRIORITlES

The 2008-09 Budget introduces measures focused towards achievement in a set of Budget priorities. These priorities include:

•	Helping Queenslanders under financial pressure

•	Housing affordability

•	Congestion management

•	Healthy individuals and communities

•	Building infrastructure

•	Economic growth

•	Regional development

•	Education and early childhood development

•	Prevention and early intervention

•	Closing the gap with Indigenous communities

•	Managing climate change and protecting the environment.

Measures in these key policy areas fall into three categories—expense, capital and revenue. Expense and capital initiatives usually have a direct impact on the achievement of the Government’s priorities. Expense initiatives relate to the provision of goods and services and the operation and maintenance of assets. Capital initiatives relate to the purchase and construction of assets that are used to support service delivery, such as hospitals, schools, courthouses, police stations, fire and ambulance stations and roads.

Revenue initiatives provide funding for Government expenditure or relief from the payment of taxation, fees or charges. In some instances, revenue initiatives can directly assist in the achievement of government priorities, if, for example, they encourage more responsible use of community resources or provide taxation, fees or charges relief to promote policy objectives.

More detailed information on service delivery initiatives can be found in the Service Delivery Statements. Budget Paper No. 3—Capital Statement provides an overview of proposed capital outlays by the Queensland Government in 2008-09, including discussion of individual projects. Chapter 5 of Budget Paper No. 2—Budget Strategy and Outlook has a more detailed discussion of the taxation and royalty initiatives in the Budget.

Some of the more significant measures under each priority are indicated below.

Helping Queenslanders under financial pressure

Rising fuel, grocery and other prices, as well as increasing mortgage interest rates, are making it more difficult for Queenslanders to make ends meet. Government is providing relief through a number of measures to reduce the financial pressure now facing Queenslanders and their families. In 2008-09, the value of concessions available to Queenslanders to assist in relieving day-to-day living expenses is estimated at around $1 billion.

Significant measures include:

•	Electricity Rebate and Electricity Life Support Concession Scheme—Supplementation (page 13)

•	SEQ Pensioner Water Subsidy Scheme (page 13)

•	Home Energy Emergency Assistance Scheme (page 14)

•	Reticulated Natural Gas Rebate Scheme (page 14)

•	Support for Families and Individuals—Disability Service (page 19)

Housing affordability

Significant growth in home prices, increases in home mortgage interest rates and rising rents have reduced home affordability for Queenslanders. The Government is implementing measures to provide some relief for those Queenslanders buying or renting their home.

Significant measures include:

•	Transfer duty—rate and threshold changes (page 96)

•	Mortgage Duty—full abolition (page 98)

•	Queensland Housing Affordability Program (page 35)

•	Urban Land Development Authority (page 35)

Congestion management

Queensland’s strong population growth, particularly in South East Queensland, presents challenges for transport systems. The Government is implementing short, medium and long-term strategies to address urban congestion and demand for transport in Queensland’s cities.

Significant measures include:

•	Congestion Management Strategy (page 56)

•	Translink Network Plan (page 56)

•	Citytrain rollingstock (page 88)

Healthy individuals and communities

The Queensland community expects and deserves access to high quality and reliable health care services. The Government is implementing measures to continue the improvement in the standard and accessibility of health services.

Significant measures include:

•	Elective Surgery and Increased Demand (page 29)

•	Southern Area Health Service Demand Management (pages 29, 74)

•	Central Area Health Service Demand Management (pages 29, 74)

•	Northern Area Health Service Demand Management (pages 30, 74)

•	Health Infrastructure Support and Maintenance (page 31)

•	Cairns Base Hospital Redevelopment (page 75)

•	Mackay Base Hospital Redevelopment (pages 30, 75)

•	Mount Isa Hospital Redevelopment (pages 30, 75)

•	Additional Ambulance Officers (page 25)

Building infrastructure

The rapid growth of Queensland’s population and economy requires a strong commitment to the development of new infrastructure. The Government is building on its ongoing efforts to develop the State’s social, transport, water and other service delivery infrastructure.

Significant measures include:

•	Additional New Schools (pages 20, 69)

•	Cairns Base Hospital Redevelopment (page 75)

•	Mackay Base Hospital Redevelopment (pages 30, 75)

•	Mount Isa Hospital Redevelopment (pages 30, 75)

•	Darra to Springfield Road and Rail Connection (page 87)

•	Abbot Point—Equity Contribution (page 87)

Economic growth

The economic prosperity which supports Queenslanders’ high quality of life depends on continued improvements in the productivity of the private and public sectors. The Government is implementing measures to drive productivity growth through improvements in education and training, development of infrastructure and the encouragement of research, development and innovation.

Significant measures include:

•	Pay-roll Tax—Ex tension of Deduction (page 97)

•	Queensland Skills Plan—Trade Campuses (page 70)

•	Additional Training Places (page 20)

•	Queensland Brain Institute (page 55)

•	Institute of Glycomics (page 55)

•	Land tax—reduction in rates (page 97)

Regional development

Queensland’s regions are the home of a significant part of the State’s population and its continued development will be a significant factor in the State’s future prosperity. The Government is implementing measures to support service delivery and economic development in the regions.

Significant measures include:

•	Highway improvements to support the Bowen Basin Coalfields (page 80)

•	Northern Minerals Province—driver activated points on the Mount Isa rail line (page 88)

•	Abbot Point—Equity Contribution (page 87)

•	Moranbah Water Supply Allocation (page 41)

Education and early childhood development

Quality education and support from early childhood underpins the future social and economic prosperity of the State. The Government is implementing measures to improve access to high quality education and early childhood services for all Queenslanders.

Significant measures include:

•	Early Years/pre-Prep (pages 21, 69)

•	Additional New Schools (pages 20, 69)

•	School Maintenance (page 20)

•	Queensland Curriculum Assessment and Reporting (page 21)

Prevention and early intervention

The long term sustainability of high quality service delivery is supported by strategies focused on the prevention of social and other problems and early intervention to reduce the extent of their development. The Government is investing in these strategies through early Government action in areas such as health care, accommodation, training and road safety.

Significant measures include:

•	Investment in Early Intervention and Prevention—Disability Services (pages 19)

•	Road Safety Summit and Young Drivers Safety Initiatives (pages 37, 48, 78)

•	Responsible Gambling Strategy (page 58)

•	Liquor Reform (page 59)

•	Whole-of-Government Prevention and Early Intervention Incentives (page 61)

•	Family Intervention Services (page 11)

•	Fluoride Capital Assistance Program (page 40)

Closing the gap with Indigenous communities

An unacceptable gap exists between the health, economic and social outcomes of Aboriginal and Torres Strait Islanders and those of other Queenslanders. The Government is implementing measures that build on its ongoing commitment to closing that gap through improved service delivery and the creation of real choices and opportunities for Aboriginal and Torres Strait Islanders and their communities.

Significant measures include:

•	Cape York Welfare Reform Initiative (page 50)

•	Indigenous Alcohol Rehabilitation and Support Programs (pages 14, 31, 40)

•	Implementation of Cape York Peninsula Heritage Act 2007 Land Dealings (page 46)

•	Backing Indigenous Arts (page 22)

•	Indigenous Community Residentials (page 12)

Managing climate change and protecting the environment

The management of climate change is a major environmental challenge for Queensland, the nation and the world. The Government is committed to making its contribution to meeting this challenge through measures that support the national effort to reduce greenhouse gas emissions.

Significant measures include:

•	Queensland Climate Change Fund Dividend (page 27)

•	Queensland Renewable Energy Fund (page 43)

•	Queensland Smart Energy Savings Fund (page 43)

•	Climate Smart Homes Rebate Program (page 44)

•	Carbon Geosequestration Initiative (page 44)

•	Callide Oxyfuel Project (page 81)

•	Moreton Bay Marine Park Zoning Plan (page 27)

•	Cape York Peninsula Heritage Act Tenure Resolution and National Park Development (pages 28, 73)

EXPLANATION OF SCOPE AND TERMS

The following is a description of the scope and terms applied in this document.

Scope

This document includes measures with the following features:

•

Sector. Only Queensland General Government sector agencies are included. Measures involving Government-owned Corporations or other Public Non-financial Corporation sector agencies are within scope if the measures are being funded directly by the General Government sector.

•	Timeframe. Measures based on decisions made since the release of the 2007-08 Budget (June 2007), including the 2008-09 Budget.

•

Type. Measures with budgetary impacts; in particular, expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community. Revenue measures involving a significant change in revenue policy, including changes in tax rate.

Initiatives of a technical nature or non-policy based adjustments, such as parameter based funding adjustments, are not included as they do not reflect changes in government policy. The main focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

•	Materiality. Minor measures or measures with non-significant community impact are not included in the document.

Funding basis

Tables in this document are presented on a net funding basis.

•

Net funding refers to the impact of funding the measure on appropriations from the Consolidated Fund or centrally held funds (such as the Queensland Future Growth Fund) to the relevant General Government agency. It does not include funding directed to the measure from existing agency resources or other sources. Where the funding is provided from sources other than the Queensland Government, this is indicated in the text.

•

Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of Government decisions since the 2007-08 Budget. This may differ to other Budget papers, such as Budget Paper No. 3—Capital Statement, that may refer to total funding.

•	Amounts included in the tables relating to revenue measures represent the impact of the measure on Government revenue (with a positive amount representing additional revenue).

2. EXPENSE MEASURES

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2007-08 Budget. This does not represent the full amount of additional funding provided to agencies since the 2007-08 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Child Safety

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Integrated Client Management System	3,981	14,067	15,552	15,354	16,054

The Government is providing additional funding to enhance the department’s ICT Integrated Client Management System. This sophisticated system provides child safety officers with state-wide access to comprehensive client information, as well as carer and therapeutic support details. More informed decision making will better facilitate the needs of children in care and in need of care. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional Placements for Children Living Away from Home	—	3,000	2,500	2,500	2,500

The Government will provide new funding to improve the range and quality of placement options for children with complex to extreme needs. The initiatives involve additional support to foster and kinship carers who are at risk of placement breakdown; full time home-based carers specialising in caring for extreme needs children; and additional grant funded residential places within high needs areas of the State. The department is also contributing an additional $3 million over four years. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Recruitment Campaign for Foster Carers	2,811	2,798	2,802	2,807	2,807

The Government is providing funding to recruit additional foster carers in response to growing demand for child protection. The initiative will increase the pool of family based carers and aims to improve carer retention by providing greater flexibility in respite and other carer support arrangements. The department has contributed an additional $1 million in 2007-08 from its existing resources to the recruitment campaign, bringing the total funding package to $15 million over five years.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional Frontline Staff	—	2,000	2,000	2,000	2,000

In responding to sustained growth in demand for child protection, the Government will provide funding to recruit additional frontline staff. This strategy will support those service centres which currently experience the highest workloads or face significant growth pressures. The department has contributed an additional $2.5 million over four years to extend this strategy.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Frontline Workforce Carer Progression	—	2,000	1,000	1,000	1,000

The Government is supporting an initiative to improve retention of experienced front line child protection staff by providing funding to support a job redesign program. This initiative will provide greater carer progression opportunities and align skills with position requirements. The department will contribute an additional $10.1 million over four years to extend this strategy.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Family Intervention Services	—	2,000	4,000	4,000	4,000

In recognition of research supporting prevention and early intervention as a means of stemming growth in child protection demand, the Government is providing funds to support the department’s Family Intervention Service. The program provides critical support to families who are experiencing crisis and assists them to resolve dysfunctional family elements that cause children to enter care or to enter further into the child protection system. Indigenous families and the One Chance at Childhood cohort will be prioritised within this extended service.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Family Group Meeting Convenors	—	1,000	500	500	500

The Government is providing funding for additional Family Group Meeting Convenors to improve case planning for children throughout the State. The program seeks to provide family-based responses to children’s protection and care needs, and ensures an inclusive approach to planning and decision making. The department is contributing an additional $1.7 million over four years to extend this strategy.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Community Residentials	—	—	1,000	2,000	4,000

The Government will provide funding to support the four safe houses announced in the Budget. This initiative will enhance the provision of services to Indigenous communities by providing placement options for Indigenous children within their communities. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Communities

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Electricity Rebate and Electricity Life Support Concession Scheme - Supplementation	—	10,724	10,724	10,724	10,724

From 1 July 2008, the electricity rebate for eligible concession card holders will increase by $20 to $165 per annum. Rebates under the Electricity Life Support Concession Scheme will also be enhanced.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Integrated Client Management System	—	9,233	10,148	10,246	10,946

The Government is providing funding for the operational support, ongoing enhancements and modifications to the Integrated Client Management System (ICMS). The ICMS allows departmental staff access to the relevant details of children and young people at risk, their families and carers. This funding is important in maintaining the Government’s integrated and effective response to the protection and management of young people in the justice and protection systems. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
SEQ Pensioner Water Subsidy Scheme	—	6,480	11,340	16,200	16,200

The Government will provide funding to establish a SEQ Pensioner Water Subsidy Scheme for eligible pensioners in the South East Queensland Western Grid to reduce the impact of increased water prices in South East Queensland. The Scheme will be phased in over three years in line with the projected increases in water prices and will provide a subsidy of $40 in 2008-09, $70 in 2009-10 and $100 from 2010-11. The Scheme, which will only apply to eligible pensioners in the SEQ Water Grid, will be in addition to the current Pensioner Rate Subsidy Scheme.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Alcohol Rehabilitation and Support Programs	—	5,360	5,360	2,160	2,160

The Government will provide additional funding to the department to deliver diversionary activities across Queensland’s Indigenous communities. This initiative is part of a larger Government package to address the harm caused by alcohol and other substances. Other components can be found in the Health and Local Government, Sport and Recreation portfolios.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Home Energy Emergency Assistance Scheme	1,275	3,000	3,000	3,000	3,000

The Government will provide one-off emergency assistance (up to a maximum of $360 once in any two year period) to low income households suffering a short-term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account and are at risk of disconnection. Payments are made directly to the energy retailers and credited to the customer’s outstanding account. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Reticulated Natural Gas Rebate Scheme	2,825	2,961	2,961	2,961	2,961

The Government is providing funding to assist people most in need to meet their reticulated natural gas costs in response to recent price increases. From 1 July 2008, consistent with the Consumer Price Index, the rebate will increase from $55 to $57.64 per year for eligible pensioners and Seniors Card holders throughout Queensland.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Asset Management	—	2,414	3,226	2,747	1,389

The Government will provide additional capital and associated recurrent funding to the department to complete upgrades to the Brisbane Childrens’ Court and undertake upgrades and improvements to the Southern Outlook located at Boonah. These projects will be supplemented by departmental funding. The department will also undertake repairs and maintenance of former Department of Aboriginal and Torres Strait Islander Policy properties. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Early Years Initiatives	—	2,000	—	—	—

The Government will provide additional funding to the department to establish an implementation team to assist with negotiating Queensland’s input into the national early childhood reform agenda through the Council of Australian Governments. The team will also assist in the planning and roll-out of national reform initiatives and ensure Queensland maximises its share of Commonwealth funding.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Youth Justice Demand	—	2,000	2,000	2,000	2,000

The Government will provide additional funding to the department for increased supervision of court orders, and expanded Diversionary Sexual Offending Counselling Service and Griffith Sexual Offender Counselling Service to meet increasing demand for these services and reduce the need for young people to be remanded. The initiative will help meet the Government’s statutory obligations to young people on youth justice orders under the Juvenile Justice Act 1992.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Enhanced Crisis Support Accommodation	—	700	700	700	700

The Government will provide additional funding to enhance a number of Ozcare crisis supported accommodation services for single adults. Ozcare has provided invaluable services to people in Queensland for many years and this additional funding will continue the development of services for some of the most vulnerable people in our community.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Equine Influenza	3,000	—	—	—	—

The Government contributed funding for those suffering hardship as a result of the equine influenza outbreak in Queensland. The funding enabled the department to establish One-Stop-Shops allowing people access to internet services, counselling and recreational programs as well as providing emergency assistance payments and personal support.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Safe Havens	—	—	1,864	700	3,000

The Government will provide additional funding to the department for the Safe Havens initiative. This initiative provides services to children and young people affected by family violence in the communities of Coen, Cherbourg, Mornington Island and Palm Island. Safe Havens is a joint Commonwealth and Queensland Government initiative and also includes assistance from local government. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Tropical Cyclone Larry Funding	1,582	—	—	—	—

The Government contributed funding to the disaster response and community recovery resulting from Cyclone Larry. Services provided to assist families and individuals included case management, counselling and information and referral directly and/or through Government partners.

Corrective Services

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Water Efficiency Management Plans	8,600	—	—	—	—

The Government funded water saving initiatives at correctional centres in South East Queensland, including the development of Water Efficiency Management Plans as required under the Level 6 water restrictions, replacement of inefficient tapware and other devices, sub-metering to control usage and the installation of rainwater harvesting systems.

Disability Services Queensland

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Investment in Early Intervention and Prevention	—	15,000	15,000	15,000	15,000

The Government will provide additional funding to enhance early intervention and prevention services by expanding the capacity in five existing service areas: accommodation support; family support; post school services; young adults exiting the care of the State; and respite services. It is proposed that the funding will be available in a timely manner throughout the year to the most needy recipients via a system of rolling allocations of funding and rolling prioritisation across the year. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Support for Families and Individuals	10,000	10,000	5,000	5,000	5,000

The Government will provide additional funding to manage increased demand to support individuals with disabilities and their families who have experienced crisis situations. Key drivers for the increased demand for the program include the ageing of carers and the increasing complexity of disability support needs.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Mental Health Housing and Support Program	—	1,500	1,500	1,500	1,500

The Government will provide additional funding to support people with a psychiatric disability to transition from mental health acute and extended treatment facilities to sustainable community living through the Housing and Support Program.

Education, Training and the Arts

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
School Maintenance	—	66,600	71,600	21,600	5,000

The Government will provide ongoing additional funding to supplement the annual asset maintenance program. The funding will be used to increase service maintenance, housing maintenance, roofing, painting and reticulation maintenance and to continue other minor programs. This encompasses the allocation of $100 million to maintenance over two years through the Tomorrow’s Schools initiative.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional Training Places	10,861	10,861	10,861	10,861	10,861

The Government is providing additional funding to support greater than expected growth in apprenticeship and traineeship training. This increase, together with Queensland Skills Plan funding and internal department reallocations, will increase total funding for User Choice in 2008-09 to $186.5 million.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional New Schools	—	6,120	765	3,075	—

The Government will provide funding to build two high priority new schools in the heavily growing Northern Gold Coast area. A new primary school will open in Western Oxenford and a new secondary school in Ormeau, for the start of the 2009 school year. These schools are in addition to seven new schools being proposed for delivery as part of a public private partnership and two new schools to be funded directly from the department’s capital program. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Curriculum Assessment and Reporting	—	3,000	3,000	3,000	3,000

The Government will provide funding of $3 million in 2008-09 to complete the development and implementation of the Queensland Curriculum Assessment and Reporting (QCAR) framework to meet the Government’s commitment for a smarter learning framework. Ongoing funding in later years will support the administration and maintenance of the QCAR framework and national literacy and numeracy assessment programs in Queensland schools.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
OneSchool	2,150	1,000	—	—	—

The Government is providing additional funding to contribute towards the development of a custom-built, school management software application (OneSchool). The centralised application will provide an enterprise-wide information management system for all Government schools. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Early Years/pre-Prep	—	880	2,043	448	448

The Government will provide funding to construct new or enhance existing facilities to support the provision of quality pre-Prep programs for children aged 3 1/2 to 4 1/2 years living in 35 Indigenous communities, under the Queensland Government’s Bound for Success education strategy. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Education, Training and the Arts - Arts

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Backing Indigenous Arts	322	1,472	1,598	1,608	—

The Government will provide additional funding of $5 million over four years for the Backing Indigenous Arts program. A total program investment of $10.73 million will be made over four years for the development of the Aboriginal and Torres Strait Islander arts industry in Far North Queensland. This includes $4.42 million to support Indigenous Art Centres in Far North Queensland communities; $3.43 million for Building Skills and Opportunities projects; $1.63 million to develop the Cairns Printmaking Centre; $1 million for the Cairns Indigenous Art Marketplace; and $0.25 million to develop an Arts Hub in Weipa.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional Maintenance Funding for Queensland Museum	1,000	1,000	1,000	1,000	1,000

The Government is providing additional funding to maintain the condition of buildings and property at Queensland Museum campuses and storage facilities located at Toowoomba, Townsville, Ipswich and Brisbane (Hendra).

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Brisbane Festival	500	600	600	600	600

The Government is providing additional funding of $0.6 million per annum (from 2008-09) for the Brisbane Festival, as part of the Government’s commitment to Queensland’s Signature Festivals. This is in addition to funding of $0.5 million provided in 2007-08 for the 2008 Brisbane Festival. The additional funding will be used to deliver programs of broad community engagement and support for emerging artists.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Music Festival	600	600	600	600	600

The Government is providing additional funding of $0.6 million per annum for the Queensland Music Festival, as part of the Government’s commitment to Queensland’s Signature Festivals. The additional funding will enable the Festival to enhance its program delivery in regional areas and attract artistic leadership for the delivery of future Festivals. Total funding of $3.2 million will be provided for the 2009 Queensland Music Festival.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Out of the Box Festival	—	100	100	100	100

The Government will provide additional funding of $0.1 million per annum for Queensland Performing Arts Centre’s Out of the Box Festival for three to eight year olds, as part of the Government’s commitment to Queensland’s Signature Festivals. This brings the Government’s total commitment to $0.7 million per Festival.

Electoral Commission of Queensland

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
2008 Local Government Elections	14,998	—	—	—	—

The Government provided additional funding following the report of the Local Government Reform Commission and the Government’s decision that the Electoral Commission of Queensland would conduct the 2008 Quadrennial Local Government Elections. The Electoral Commission of Queensland expects administration associated with the 2008 Quadrennial Local Government Election process will be finalised by the end of 2007-08.

Emergency Services

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional Ambulance Officers	—	20,807	30,419	33,552	36,189

The Government will provide an additional 250 ambulance officers in response to increasing demand for ambulance services, in addition to funding the implementation of a number of demand management strategies. The initiative will be supported by a reallocation of departmental savings identified by the Queensland Ambulance Service Audit, in addition to direct Government funding.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Sustainable Management of Helicopter Operations	—	2,698	924	950	978

The Government is providing funding for a major overhaul of one of the Bell 412 helicopters ($1.3 million in 2008-09), helicopter services safety related staffing, Townsville hangar leasing costs, and regional disaster management staff in 2008-09 to support enhanced disaster planning and preparedness. The design and installation of neonatal equipment into AW139 helicopters and purchase of night vision goggles will be funded from the redirection of savings from the merging of the Service Delivery and Performance Commission with the Office of the Public Service Commissioner.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Fire Alarm Telemetry	3,068	—	—	—	—

The Government is providing funds to ensure fire alarm systems are upgraded in more than 6,500 Queensland premises following Telstra’s decision to upgrade communications technology. The funding enables Queensland’s fire service to implement new alarm monitoring systems in buildings such as hospitals, schools and shopping centres. Costs are to be recovered by 2009-10 through existing alarm monitoring charges.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Redland Bay Fire and Rescue Station	—	—	—	—	—

Delivering on a 2006 election commitment, the Government provided additional funding of $0.5 million for 2008-09 and $2 million for 2009-10 to fund the operating expenses of the proposed new Redlands Fire Station. The department will now provide an additional $2.074 million in 2010-11 and $2.151 million annually from 2011-12 to fund the ongoing operation of the station. This measure will be funded from existing departmental resources.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Smoke Alarms for the Hearing Impaired	—	—	—	—	—

The Government will fund a voucher scheme to assist hearing impaired persons to purchase and install smoke alarms for the hearing-impaired in their homes. Smoke alarms are now compulsory in Queensland residences after legislation was introduced in July 2007. The scheme provides $0.225 million in 2008-09, and then $0.150 million annually until 2010-11. This measure will be funded from existing departmental resources.

Environmental Protection Agency

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Climate Change Fund Dividend	7,310	30,000	30,000	30,000	30,000

The Government announced in 2007 that it would create a Climate Change Fund with proceeds of the sale of certain wind farm and gas assets. The Fund was expected to be around $300 million and provide an ongoing revenue stream in the order of $20 million per year. The net proceeds from the sale provided $431 million for the Fund. To ensure that climate change initiatives can be planned with confidence and not be subject to future volatility of investment returns, the Government has decided instead to provide on an ongoing basis fixed annual funding of $30 million from the Consolidated Fund to the department to fund climate change initiatives.

The first major initiative funded from the fund is a ClimateSmart Homes Service, which will provide Queenslanders with tools to monitor and reduce their energy usage. Commencing in January 2009, the program will deliver savings in household electricity costs and greenhouse gas reductions. This builds on the current Home WaterWise Service.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Moreton Bay Marine Park Zoning Plan	500	17,500	500	500	500

The Government is providing $0.5 million per annum for five years for a baseline data and monitoring program for Moreton Bay Marine Park. Funding of up to $17 million has been allocated for a structural adjustment package for commercial fishers affected by the Moreton Bay Marine Park Zoning Plan.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Licencing under the EP Act and Enhanced Compliance	—	10,700	16,700	16,700	16,700

This funding, together with existing annual funding of $30 million, will deliver an expanded State-wide compliance program for Environmentally Relevant Activities including industrial sites. This program will enhance investigation and monitoring activities as well as an investment in technology and technical capability to manage environmental risks more holistically. The capital component of this initiative can be found in Chapter 3 Capital Measures. The revenue component of this initiative can found in Chapter 4 Revenue Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Infrastructure Maintenance in National Parks	—	5,000	—	—	—

Funding of $5 million has been provided in 2008-09 for the maintenance of infrastructure in national parks. Protected area infrastructure and visitor services include roads and fire-lines, walking tracks, camping areas and day-use facilities, administrative buildings and workshops.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Cape York Peninsula Heritage Act Tenure Resolution and National Park Development	551	3,259	2,486	2,754	3,460

The Government is providing funding to enable negotiations and development of Indigenous Management Agreements (IMA) for the national park estate; provide support to traditional owners and their representatives in the IMA development process; implement IMA and Indigenous Land Use Agreements; develop conservation agreements and nature refuges on Aboriginal land to protect biodiversity; support the Regional Protected Area Committee and Sub-Committees; and provide for costs associated with the declaration of the Area of International Conservation Significance. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Health

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Elective Surgery and Increased Demand	50,000	50,000	50,000	50,000	50,000

The Government is providing recurrent funding of $50 million to meet service delivery demands encompassing elective surgery and other initiatives.

The funding will enable Queensland hospitals to deliver more elective surgery services to approximately 7,000 patients and enables clinicians to take immediate action to relieve pressures on other essential health services.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Southern Area Health Service Demand Management	—	35,504	42,605	44,735	46,905

The Government will provide funding to meet increased operational demand for health services including emergency, maternity and other medical. The funding package will be spent on priorities including service demand increases for the Princess Alexandra Hospital, West Moreton South Burnett and Gold Coast (including Robina Hospital) Health Service Districts. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Central Area Health Service Demand Management	—	29,328	35,194	36,953	38,746

The Government will provide funding to meet increased operational demand for health services including emergency, maternity and other medical. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Northern Area Health Service Demand Management	—	15,168	18,202	19,110	19,969

The Government will provide funding to meet increased operational demand for health services including emergency, maternity and other medical. The funding package will be spent on priorities including service demand increases for Townsville and Cairns Base Hospitals. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Mackay Base Hospital Redevelopment	—	—	5,000	10,000	50,000

The Government will provide funds for the operational costs resulting from the redevelopment and expansion of Mackay Base Hospital. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Mount Isa Hospital Redevelopment	—	2,634	3,432	6,123	11,138

The Government will provide funds for the operational costs of the Mount Isa Hospital redevelopment to provide functional, high quality facilities for the public. The facilities will include an expanded emergency department and enable implementation of integrated primary, community and acute health services that will provide a foundation for the development of a Centre for Excellence in Rural and Remote Health. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Medical Aids Subsidy Scheme	—	7,124	11,774	17,000	19,000

The Government will provide funding to meet increased demand for medical aids provided by the Medical Aids Subsidy Scheme and to support increased subsidies for clients.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Health Infrastructure Support and Maintenance	—	6,878	24,499	14,258	—

The Government will provide additional investments in the maintenance of capital infrastructure and assets, including staff accommodation, that support Queensland health services to continue to ensure the provision of quality and safe services to patients.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Alcohol Rehabilitation and Support Programs	—	5,023	8,183	8,188	8,218

The Government will fund an Indigenous alcohol initiative, including detoxification and rehabilitation programs. This initiative is part of a larger Government package to address the harm caused by alcohol and other substances. Other components can be found in the Communities and Local Government, Sport and Recreation portfolios. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Renal Services	—	3,000	—	—	—

The Government will provide additional funding to enhance renal services in Queensland. The services include:

•	training the existing Indigenous health workforce in chronic disease prevention relating to chronic renal disease

•	a kidney transplant pilot which addresses blood group incompatability and increases the numbers of eligible donors.

The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Nurse Practitioners	—	2,475	7,400	12,300	12,300

The Government will fund support for 10 nurse practitioner positions in areas of need including rural/remote area care, mental health, aged care, chronic disease and emergency in 2008-09 and 20 additional positions in both 2009-10 and 2010-11, creating a total of 50 new positions.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
HIV/AIDS & STI Prevention	—	2,000	2,000	2,000	2,000

The Government will fund additional strategies to address the increasing burden of disease due to sexually transmitted infections, including HIV/AIDS. These strategies will enhance the capacity of clinical services and community-based organisations to engage people most at risk in education, prevention, early detection and treatment programs. Early detection and treatment of common sexually-transmissible infections will additionally have an extra benefit in reducing the number of new HIV infections.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Oral Health and Fluoridation	500	1,700	100	100	100

The Government will provide funding for a training and education package for water treatment operators and funds to audit plants to ensure compliance with relevant legislation.

The Government will also provide funding for a comprehensive community awareness campaign regarding the role of water fluoridation in improving the oral health of Queenslanders.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Healthy Hearing Program - Deadly Ears, Deadly Kids, Deadly Communities	—	1,400	1,400	1,400	—

The Government will fund the development of services for Aboriginal and Torres Strait Islander children and young people (0-12 years) who experience a high incidence and prevalence of chronic Otitis Media (OM), and the development of skills to enhance service provision in the management of OM. Savings from the merging of the Service Delivery and Performance Commission with the Office of the Public Service Commissioner will be redirected towards the funding of this initiative. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Enhanced Maternity Care	—	1,000	2,000	3,000	3,000

The Government will provide funds to enhance maternity care in priority sites such as Ipswich and Logan. These improvements will provide improved health resources to at-risk population groups.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Toowoomba Hospital Community-Based Care Services	—	950	—	—	—

The Government will fund a trial program to ensure that community-based care is delivered wherever possible and to coordinate care for complex patient needs. These funds will help reduce the burden on acute beds in the hospital. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Neonatal Intensive Care Unit/Special Care Nursery	—	660	660	—	—

The Government will fund training to up-skill nurses and midwives to specialist nurses within neonatal intensive care and special care nurseries. Once trained, these nurses will provide expert clinical support in hospitals, support services to smaller regional hospitals and home based care programs.

Infrastructure and Planning

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Urban Land Development Authority	6,300	9,500	9,500	—	—

The Government is providing funding for the operation of the Urban Land Development Authority (ULDA). The ULDA was established in late 2007 as part of the Queensland Housing Affordability Strategy with $25.3 million allocated over three years for its day-to-day functions.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Housing Affordability Program	4,407	7,788	6,329	6,321	6,466

The Government is providing ongoing funding to progress the Queensland Housing Affordability Strategy. The Strategy represents a whole-of-Government strategic approach to the planning, development, land supply and infrastructure charging components of housing affordability.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Water Plan and Resourcing for the SEQ Water Grid	4,457	5,955	—	—	—

The Government is providing funding of $10.4 million over two years for the ongoing planning and implementation of the reform of South East Queensland’s institutional arrangements for water management. The implementation of the regional water grid and associated water market commencing 1 July 2008 will enable water supply to urban communities and other users to be managed regionally through interconnected and diversified bulk water supply sources and transport pipelines.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Smart City Master Plan	1,084	1,916	500	—	—

The Government is funding preparation of a Smart City Master Plan for Brisbane city with total funding of $3.5 million over three years, as announced in August 2007. This is a Smart State initiative in response to the “Smart Cities: rethinking the city centre” report released by the Smart State Council in 2007. The Smart City Master Plan is a strategic plan to align land use, transport and infrastructure with key knowledge and cultural precincts in inner Brisbane.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Building Codes Queensland	780	360	—	—	—

The Government is funding Building Codes Queensland to implement a number of initiatives including the management of key water projects to provide water savings in accordance with new laws effective 1 January 2008, projects aimed at delivering energy savings in new and existing homes and the introduction of a new standard to manage the provision of temporary accommodation in high growth mining communities.

Justice and Attorney-General

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Office of the State Coroner	1,262	1,757	1,779	1,800	1,800

The Government is providing additional funding to enhance coronial services in Queensland including increased funding for operational costs associated with the performance of coronial autopsies. To address workload pressures in the South East Queensland and Far North Queensland regions, increased funding is provided for an additional Brisbane Coroner and support staff as well as funding for staff to support a new Cairns Coroner. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Road Safety Summit and Young Drivers Safety Initiatives	1,635	759	547	273	—

The Government is providing additional funding for the existing package of initiatives announced as part of the Road Safety Summit Outcomes. These funds will be utilised to cover an increase in the workload of the Magistrates courts throughout Queensland as a result of the initiatives aimed at reducing the Queensland road toll such as young drivers programs, immediate suspension of licences, random drug testing program and vehicle impoundment trial. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Confiscations Unit	—	536	558	558	558

The Government is providing additional funding to continue the operations of the Confiscations Unit. The funding will enable the Office of the Director of Public Prosections to conduct the legal and administrative processes necessary to confiscate proceeds of crime.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Office of the Director of Public Prosecutions - Additional Prosecutors	—	500	1,000	1,000	1,000

The Government is providing additional funding to enable the Office of the Director of Public Prosecutions to engage three additional prosecutors in 2008-09. The funding for the following three financial years will enable the Office to further increase the number of prosecutors employed. Ongoing funding requirements will be determined as an early priority in 2008-09.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Office of the Information Commissioner	267	267	267	267	267

The Government is providing additional funding to meet increased staffing costs and ongoing depreciation on leasehold improvements associated with the relocation of the Office to new premises. The Government has also provided additional funding to address ongoing business demands of the Office, including the restructure of the organisation and other staffing costs related to the ongoing internal maintenance of a new case management system, an upgrade of the Office online knowledge management system and a substantial redevelopment of the Office website.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Dangerous Sexual Offenders	1,000	—	—	—	—

The Government is providing additional funding to assist with managing eligible dangerous prisoners who are released from jail. The additional funding will assist with associated medical and legal costs.

Legislative Assembly of Queensland

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Efficiency Upgrade of Air Conditioning Cooling Towers	—	37	37	37	37

The Government will provide funding for the acquisition and ongoing depreciation of replacement air conditioning cooling towers to improve the water and energy efficiency of the existing air conditioning system within the precinct. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Local Government, Sport and Recreation

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Alcohol Rehabilitation and Support Programs - CAPE Program	—	1,900	1,900	1,900	1,900

The Government will provide funding to the Queensland Police Citizens Youth Welfare Association to expand their Community Activity Program through Education program in remote Indigenous communities, providing these communities with access to improved sport, active recreation and cultural programs and activities. Other components of the package can be found in the Health and Communities portfolios.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Alcohol Rehabilitation and Support Programs - Revenue Replacement Package	—	3,525	3,525	3,525	3,525

The Government will provide funding to replace profits derived from the holding of general liquor licences by certain Indigenous Councils to ensure the continued delivery of local services to residents of those communities. Other components of the package can be found in the Health and Communities portfolios.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Fluoride Capital Assistance Program	—	6,350	5,750	7,500	6,500

As announced in December 2007, the Government will provide funding to councils and other water service providers outside South East Queensland to assist with the full capital costs associated with fluoridation of public water supplies. Funding is also provided to engage a project manager to facilitate the supply and installation of fluoridation plant and equipment into water treatment plants.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Springfield Town Centre Regional Park	5,000	328	266	199	128

The Government has agreed to contribute funding, in conjunction with the Ipswich City Council and Springfield Land Corporation, to the development of the Springfield Town Centre Regional Park. This development will provide important sporting and recreational infrastructure to the fast growing western corridor population and supplement existing infrastructure in the South East Corner.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Moranbah Water Supply Allocation	90	95	100	105	110

The Government is providing funding to assist Isaac Regional Council in securing an affordable and appropriate supply of water which meets the needs of the residents and businesses of Moranbah.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Home WaterWise Service Expansion	3,985	—	—	—	—

The Government is providing additional funding to further expand the very successful Home WaterWise Service to achieve a total of 224,000 retrofits in South East Queensland households, which will provide additional estimated water savings of 1.04 megalitres per day. It is planned for these retrofits to be completed by 31 December 2008. The Government has previously provided $30.6 million in funding to retrofit 206,187 homes with water efficient showerheads and tap aerators and repairs to leaking taps, equating to estimated water savings of approximately 11.8 megalitres per day. Elements of the Home Waterwise Service will be incorporated into the new ClimateSmart Homes Service (refer to the Queensland Climate Change Fund Dividend initiative).

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Local Government Reform	9,220	—	—	—	—

As announced last year, the Government is providing additional funding for the State-wide local government reform process which will result in more sustainable, efficient and financially strong councils with increased ability to deliver better services for communities. This package of reforms will deliver a progressive system of local government for Queensland - a system founded on improved service delivery, community-driven outcomes and community engagement and inclusiveness. This additional funding is part of the Government’s $27.1 million allocation to the transition process for councils which were amalgamated under the historic, State-wide reform to local government.

Mines and Energy

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Renewable Energy Fund	500	20,500	10,500	10,500	10,500

The Government will provide funding for the provision of grants and secured concessional loans to support renewable energy technologies progressing from the demonstration stage to commercialisation. The Queensland Renewable Energy Fund Program supports the development and deployment of technologies that are beyond proof of concept.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Smart Energy Savings Fund	500	12,500	14,500	14,500	10,500

The Government will provide funding for the provision of grants and secured concessional loans to Queensland businesses to implement energy efficient technologies in buildings, appliances and industrial processes. The Smart Energy Savings Fund program will help conserve energy and deliver savings to Queensland businesses through reduced operation costs and improved production efficiency.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Collingwood Park Compensation Package	—	10,000	—	—	—

The Government is providing funding for the repair of homes damaged by mining-related subsidence in Collingwood Park and for the purchase of damaged properties which are unsafe and cannot be economically repaired.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Carbon Geosequestration Initiative	60	3,240	2,150	2,350	2,200

The Government will provide funding for the delivery of the Carbon Geosequestration initiative which will assess, evaluate and categorise geological sites in Queensland that have the potential for long-term, safe and secure storage of carbon dioxide emissions. These sites may store emissions from large-scale clean coal technology power plants, or other stationary energy emissions sources in the future.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Climate Smart Homes Rebate Program	600	2,300	1,450	1,450	1,450

The Government will provide funding for the provision of financial incentives to households and small businesses located in isolated and remote areas of the State to undertake energy conservation measures. The Climate Smart Homes Rebate Program will provide rebates for installing greenhouse-friendly hot water systems, replacing damaged refrigeration seals, decommissioning second energy inefficient refrigerators, and installing insulation and compact fluorescent light bulbs.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Safety and Health Initiative	—	1,750	3,514	3,357	3,362

The Government will provide additional funding for a number of initiatives to enhance the delivery of safety and health services to the mining industry. These relate to the implementation of the recommendations of the review into the content and communication effectiveness of the Queensland Mines and Quarries Annual Safety Performance and Health Report, additional mining inspectors and an investigator and additional specialist staff at the Safety in mines testing and research station.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Petroleum and Gas Inspectors	—	548	722	728	734

The Government will provide additional funding to enhance the service delivery capacity of the Petroleum and Gas Inspectorate. Employing additional specialist staff will ensure that the frequency of industry monitoring and coverage of inspections and audits will maintain effectiveness as the gas industry continues to grow in size and complexity.

Natural Resources and Water

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Caring for our Country	—	17,200	—	—	—

Bilateral agreements between the State and the Australian Government on a number of initiatives including the National Action Plan for Salinity and Water Quality, the Reef Rescue Plan and implementation of the Natural

Heritage Trust on Cape York expire on 30 June 2008. The Government is providing $17.2 million for interim State regional natural resource management activities pending finalisation of a bilateral agreement with the Australian Government on Caring for our Country.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Assessment of Applications under the Vegetation Management Framework	847	3,307	—	—	—

The Government is providing funding of $4.2 million over two years commencing 2007-08 to continue implementation of the vegetation management framework, which provides for developing and implementing policy and improving vegetation management assessment activities. The funds will address issues identified in the Blueprint for the Bush ‘Review of the Administrative Implementation Arrangements of the Vegetation Management Act’. These include improving vegetation mapping products, incorporating vegetation interests in regional planning processes to provide certainty for both biodiversity and urban development, and simplifying vegetation clearing assessment processes.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Implementation of Cape York Peninsula Heritage Act 2007 Land Dealings	1,880	2,700	2,514	2,246	1,540

The Government is providing funding of $1.88 million in 2007-08 and $9 million over four years commencing 2008-09 for the implementation of the Cape York Peninsula Heritage Act 2007, which provides a process for the protection of the conservation values on Cape York as well as providing economic opportunities for Indigenous people in the Cape York Peninsula region. This funding will also support the tenure resolution process for additional State land dealings and national park properties included in the joint management model prescribed by the Act.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Maintenance of Non-Commercial Water Assets	—	1,765	349	340	—

The department is responsible for the administration of a group of major non-commercial water infrastructure assets including weirs, dams and a water pipeline. The Government will provide additional funding of $2.5 million over three years for significant repairs to and continued maintenance of these assets.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Environmental Offsets Exchange Facility	769	1,348	—	—	—

The Government is providing funding of $2.1 million over two years to develop a service designed to facilitate the identification of environmental offsets, initially for vegetation and koala habitat offsets.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Improved Land Management in Indigenous Communities	760	680	430	200	200

The Government is providing funding of $2.3 million over five years to improve the administrative capacity and land management skills of Indigenous Councils and Land Trusts and to implement tenure reforms. These initiatives will promote economic development and the provision of essential infrastructure on Aboriginal and Torres Strait Islander lands.

Police

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
CCTV in Police Stations in DOGIT Communities	498	1,330	1,335	1,335	1,335

The Government is providing funding for the upgrade of closed circuit television digital recording equipment at police facilities in Deed of Grant in Trust (DOGIT) communities (Woorabinda, Aurukun and Palm Island). It will improve the ‘in custody’ management of Indigenous persons and provide independent evidence for investigations into serious incidents occurring in custody.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Road Safety Summit and Young Drivers Safety Initiatives	1,365	165	—	2,936	—

The Government is providing additional funding for the existing package of initiatives announced as part of the Road Safety Summit Outcomes. This program encompasses roadside drug testing, immediate suspension (known as the ‘Enough is Enough’ road safety campaign), and an Integrated Traffic Management System (an automated intelligence based traffic enforcement scheduling system).

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Assault Reduction Campaign	500	—	—	—	—

The Government funded a State-wide implementation of the Assault Reduction Campaign to build on the results of a trial undertaken in the North Coast Police Region, through an increased emphasis on youth violence; the impact and consequences of violent choices; and the Party Safe program.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Fixed Speed Camera Project	594	—	—	—	—

The Government funded the implementation of three wet film fixed speed cameras in 2008. This was an outcome of the Road Safety Summit initiatives to improve Queensland’s road safety performance. Site selection for these fixed speed cameras in Queensland was based on crash history and site suitability for available technologies. Fixed speed cameras are well signed and located on the Story Bridge, the Bruce Highway at Burpengary and the Ml at Tarragindi. Operational costs in 2008-09 and later years are to be funded through the Camera Detected Offence Program. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Premier and Cabinet

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Smart State Strategy	—	25,000	30,000	30,000	35,000

The Government has allocated $120 million over four years for the 2008 Smart State Strategy. The Strategy will focus on attracting and retaining researchers, developing and commercialising ideas as well as encouraging collaboration between industry and research sectors.

The significant initiatives included in this investment are:

•	$23.3 million for the Innovation Skills Fund to support more researchers in research institutes and industry-research exchanges

•	$25 million for the Health and Medical Research Program to attract clinicians, health professionals and researchers to translate research into better health services

•	$60 million for the Innovation Projects Fund to support collaborations between institutions and industry

•	$3 million for Designing Queensland to increase the profile of Queensland design expertise and lift industry competitiveness through design.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Cape York Welfare Reform Initiative	3,257	9,968	8,925	8,925	8,925

The Government will contribute funding to support a commitment to implementing the Cape York Welfare Reform Initiative, a partnership between four Aboriginal communities on Cape York, the Australian Government, the Queensland Government and the Cape York Institute for Policy and Leadership. Community leaders and government agencies will work together to rebuild social norms in the communities and to support individuals to resume primary responsibility for the wellbeing of their family and their community.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Commission for Children and Young People and Child Guardian - Community Visitor Program	—	1,000	1,000	1,000	1,000

The Government is providing additional funds to meet the service demands within the comprehensive visitation and systemic monitoring program for Queensland children living in alternative care. This program involves community visitors regularly visiting, supporting and reporting on the safety and wellbeing of these children. With this additional funding, these children will have greater access to Community Visitors, particularly in remote and Indigenous communities, and enhanced facilities to resolve concerns and grievances quickly. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Regional Parliament	—	550	—	—	—

The Government will host a regional parliament sitting once a term as endorsed by the Legislative Assembly. The Far North Queensland Regional Sitting of Parliament will be held in Cairns on 28 – 30 October 2008. Regional sittings are part of the Government’s continuing commitment to ensuring greater public access to the Parliament. The community are invited to attend the proceedings and also to participate in other activities which accompany the sitting.

Primary Industries and Fisheries

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Western Hardwoods Plantation	—	5,600	5,800	6,000	6,100

The Government will provide additional funding or $44.6 million over seven years for the establishment of State-owned hardwood sawlog plantations as part of the Western Hardwoods Plan.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
National Red Imported Fire Ant Eradication Program	1,278	975	—	—	—

Funding is being provided for surveillance, treatment and containment measures across areas of South East Queensland where the ants have been detected. The Australian Government and other state and territory governments are partly funding this program in accordance with national cost-sharing arrangements. Total funding for this program is $14.7 million in 2007-08 and $11 million in 2008-09.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Drought Relief Assistance Scheme	8,000	—	—	—	—

The Government funded assistance to those affected by severe climatic conditions across the State. Freight subsidy assistance was provided for fodder transport, transport of stock drinking water, livestock returning from agistment and restocking post-drought. An additional $3 million was provided for the scheme, bringing the assistance package to $11 million in 2007-08. Funding in later years will be dependent upon drought circumstances and is appropriated based on actual expenses.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Eradication of Equine Influenza	4,328	—	—	—	—

Funding was provided for the eradication of Equine Influenza (EI). The Commonwealth and other state and territory governments partly funded this program in accordance with national cost-sharing arrangements. Total funding for this program within Queensland is estimated at $38.8 million. Assistance was also provided to assist small business impacted by the EI outbreak in the form of a non-repayable interest subsidy payment.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Exceptional Circumstances Primary Producer and Small Business Interest Subsidies	13,139	—	—	—	—

Funding was provided to primary producers and small businesses affected by adverse seasonal conditions arising from drought.

Public Works

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Government Employee Housing Maintenance	—	2,000	2,000	2,000	2,000

The Government is providing additional funding of $2 million per annum to meet priority maintenance of Government employee houses in rural and remote areas of Queensland.

Tourism, Regional Development and Industry

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Brain Institute	—	6,500	3,000	2,000	1,000

Research conducted at the Queensland Brain Institute at the University of Queensland focuses on the discovery of cellular and molecular mechanisms which underlie the ability of the adult brain to generate new nerve cells and form new functional connections. The Queensland Government has committed an additional $12.5 million to supplement the $12.5 million allocated from the Innovation Project Fund to the Queensland Brain Institute to meet ongoing operational costs of the facility for the period 2007-08 to 2011-12.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Institute of Glycomics	6,000	4,000	—	—	—

The Queensland Government contributed $8 million to construct the Institute for Glycomics in 2001 at the Griffith University’s Gold Coast Campus. The Institute’s research involves the study of the glycans and glycan- binding proteins in various biological systems leading to the design of new drugs and vaccines. Griffith

University is expanding the Institute for Glycomics to become a world class institute in the field of glycomics. The Queensland Government is contributing $10 million over the two years to 2008-09, with matching funding from Griffith University, toward the construction costs of an expanded facility.

Transport

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
TransLink Network Plan	—	14,322	33,203	50,100	70,741

The Government will provide additional funding of $168.4 million over the next four years for additional public transport services as part of the TransLink Network Plan. This additional funding will address growth in passenger demand for public transport and provide an improved level of services in key growth corridors, including the introduction of 90 new buses in the Brisbane area.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Congestion Management Strategy	—	10,000	10,000	10,000	10,000

The Government will provide an additional $40 million over four years to address increased level of congestion. These funds will provide programs to alter travel behaviour, promote strategies to spread peak hour demand and provide end-of-trip facilities to promote walking and cycling. This measure is part of a wider Government strategy to reduce congestion.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
SchoolBUS Upgrade Scheme	—	5,000	5,000	—	—

The Government will provide additional funding of $10 million over two years to upgrade school buses. These additional funds will extend the current program of bus replacement to meet rollover compliant standards.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Road Safety Summit and Young Driver Safety Initiatives	8,025	1,948	1,539	6,136	—

The Government is providing additional funding for the existing package of initiatives announced as part of the Road Safety Summit Outcomes. This package encompasses funding to meet the cost of implementing committed Road Safety Summit initiatives including Hazard Perception Testing, which is to be introduced from 1 July 2008, as well as the finalisation of the Young Driver initiatives, including automation of logbooks and exemption processing.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Recreational Boating Infrastructure - Operations and Maintenance	—	712	5,960	6,448	6,960

The Government will fund the operations and maintenance of new recreational boating facilities. These funds will ensure that future infrastructure demands can be met as the recreational boating population continues to grow. The capital component of this initiative can be found in Chapter 3 Capital Measures. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

Treasury

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Revenue Management System Release 3	—	5,722	4,871	4,811	5,217

The Government will provide funding to progress the development of the Revenue Management System Release 3 to incorporate land tax, fuel subsidy and Community Ambulance Cover with capability to support whole-of-Government grants and revenue management initiatives. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
South East Queensland Water Reform Transaction Implementation	15,855	5,367	—	—	—

The Government is providing funding to implement the institutional reform of urban water supply arrangements in South East Queensland, as recommended by the Queensland Water Commission. The implementation of these reforms includes undertaking comprehensive due diligence on councils’ and other water entities’ bulk water assets and treatment plants transferring to the State, as well as establishing new State entities to own the assets. The reforms will deliver an integrated industry structure to improve water management and coordination across the region.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Responsible Gambling Strategy	511	5,106	27	—	—

The Government is providing funding for the Queensland Responsible Gambling Strategy. This funding is for the presentation of meaningful player information and responsible gambling signage flow-on and for the evaluation of teaching resources and the broader strategy. Additional funding for gambling help services is also included.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Increased Tax Compliance	—	4,840	4,550	4,540	4,540

The Government will provide additional funding to increase compliance activity and to ensure taxpayers are meeting their obligations and receiving their correct entitlements under the relevant tax legislations.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Liquor Reform - Licence Fees Restructure & Building Safer Drinking Cultures	951	3,845	—	—	—

As decided in the Mid Year Review, the Government is providing funding to contribute to liquor reform in Queensland. The reform addresses the critical issue of harm reduction related to the use and abuse of alcohol and it consists of three strategies - legislative amendments for the sale and supply of liquor; liquor licence type and fee restructure; and the “Building Safer Drinking Cultures” social marketing campaign. The revenue component of this initiative can be found in Chapter 4 Revenue Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Pay-roll Tax Harmonisation Implementation	1,368	968	702	702	702

The Government is providing funding for administrative changes to support the implementation of measures recommended by the Inter-jurisdictional Consistency Project and alignment of a number of areas of

Queensland’s pay-roll tax legislation with other jurisdictions to increase consistency in the application of pay-roll tax and to minimise cross-border business costs.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Fuel Subsidy Commission of Inquiry	2,025	370	—	—	—

The Government funded a Commission of Inquiry to investigate the extent to which the full 8.354 cents per litre fuel subsidy is being passed through to Queensland motorists, and to recommend improvements to the Queensland Fuel Subsidy Scheme.

The Government is providing funding to implement the Government’s response to the Commission’s findings and to ensure Queensland motorists receive the full benefit of the subsidy and to investigate alleged fraud. Changes to the Scheme will be implemented in 2008-09 and will include the development of client education and compliance programs and the enhancement of systems.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Grants to Queensland Rural Adjustment Authority for Cyclone Larry	3,771	—	—	—	—

The Government provided grants to victims of Cyclone Larry. This program ended in December 2007 and the 2007-08 amount represents the final payments under this scheme.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Grants to Queensland Rural Adjustment Authority for Special Disaster Flood Assistance	20,000	—	—	—	—

The Government provided grants under the Special Disaster Flood Assistance Scheme to families hit by the impact of severe flooding in regional Queensland. The Scheme is partly funded by the Commonwealth Government.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
First Home Owners Grant - Change in Eligibility	—	(320)	(685)	(733)	(784)

The Government will limit eligibility for the $7,000 First Home Owners Grant to first home buyers purchasing a home valued below $1 million. The measure applies from 1 January 2009. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Whole-of-Government Prevention and Early Intervention Incentives Pool	—	10,000	20,000	20,000	20,000

The Government is providing funding for the establishment of an incentives pool for prevention and early intervention initiatives. The pool will enable innovative projects to be funded on a contestable basis in areas where there is potential to improve outcomes and reduce longer-term costs to both individuals and Government. This is a centrally held provision.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Whole-of-Government Productivity Dividend	—	(60,000)	(80,000)	(80,000)	(80,000)

In March 2008, the Government announced the introduction of a productivity dividend for implementation by State Government agencies. The savings from the productivity dividend are being redirected to enhance frontline services such as health and education. Agencies must ensure that savings do not impact on frontline service delivery staff or activities.

3. CAPITAL MEASURES

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2007-08 Budget. This does not represent the full amount of additional funding provided to agencies since the 2007-08 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Child Safety

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional Placements for Children Living Away from Home	—	5,000	5,000	5,000	5,000

In response to the increasing number of children and young people coming into care with extreme and complex needs, the Government will provide funding to establish 12 additional residential care facilities to suitably accommodate these children and young people. The department is also contributing $6.4 million over four years to this program. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Integrated Client Management System	—	3,000	3,500	3,700	1,000

Additional funding is provided to enhance the department’s ICT Integrated Client Management System. This sophisticated system provides child safety officers with State-wide access to comprehensive client information, as well as carer and therapeutic support details. More informed decision making will better facilitate the needs of children in care and in need of care. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Community Residentials	—	—	3,300	3,300	—

The Government will provide additional funding to build four safe houses in the communities of Eastern Cape York, Torres Strait, Northern Peninsula Area (Bamaga, Seisia, New Mapoon, Umagico and Injinoo) and Mornington Island. These facilities will provide a safe place for Indigenous children during initial assessments and for longer term care. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Communities

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Land Acquisition and Detailed Plan for Youth Detention Centre	—	11,376	—	—	—

The Government will provide additional funding for the department to purchase land and undertake a detailed plan for a facility to provide increased youth detention capacity in North Queensland. This matter will be subject to further consideration during 2008-09.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Asset Management	—	4,522	2,167	—	—

The Government will provide additional capital and associated recurrent funding to the department to complete upgrades to the Brisbane Childrens’ Court and undertake upgrades and improvements to the Southern Outlook located at Boonah. These projects will be supplemented by departmental funding. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Integrated Client Management System	895	1,734	5,138	—	—

The Government is providing additional funding to the department to continue the implementation of an effective asset replacement strategy associated with the assets of the Integrated Client Management System (ICMS) project. Regular asset replacement is important to enable ICMS to continue effective protection and management of young people in the justice and protection systems. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Safe Havens	—	500	2,000	2,300	—

The Government will provide additional capital funding for three years for the Safe Havens initiative. This capital funding will provide non-residential facilities for children and young people affected by family violence in the communities of Cherbourg and Mornington Island. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Home Energy Emergency Assistance Scheme	475	—	—	—	—

The Government provided additional funding in 2007-08 for the purchase cost of a fit-for-purpose client information management system to administer the Scheme. This system (based on the Victorian model) effectively administers the grants process and provides appropriate levels of financial security and privacy for clients. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Corrective Services

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
South East Queensland Correctional Precinct at Gatton	37,500	185,730	182,023	70,270	5,050

The Government is providing funding for the first stage of the development of a correctional precinct near Gatton in South East Queensland, comprising central infrastructure and a correctional centre for women.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Expansion of Lotus Glen Correctional Centre	7,000	117,650	200,000	80,000	36,000

The Government is providing funding for a 300 bed expansion and redevelopment at the Lotus Glen Correctional Centre in Far North Queensland.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Accommodation for Offenders under DPSOA	350	650	—	400	—

The Government is providing funding to house offenders being supervised under the Dangerous Prisoners (Sexual Offenders) Act 2003.

Disability Services Queensland

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Investment in Early Intervention and Prevention	—	2,000	2,000	2,000	2,000

The Government will provide additional capital funding for information and communication technology systems that will support the expansion of direct service delivery and the development and implementation of a contemporary disability service system. Funding will support increased investment in early intervention and prevention; the Disability Services Queensland Information System; and other information technology priorities in Disability Services Queensland. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Education, Training and the Arts

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Additional New Schools	—	34,680	4,335	17,425	—

The Government will provide funding to build two high priority new schools in the heavily growing Northern Gold Coast area. A new primary school will open in Western Oxenford and a new secondary school in Ormeau, for the start of the 2009 school year. These schools are in addition to seven new schools being proposed for delivery as part of a public private partnership and two new schools to be funded directly from the department’s capital program. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
OneSchool	10,300	20,900	—	—	—

The Government is providing additional funding towards the development of a custom-built, school management software application (OneSchool). The centralised application will provide an enterprise-wide information management system for all Government schools. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Early Years/pre-Prep	—	7,120	14,375	—	—

The Government will provide funding to construct new or enhance existing facilities to support the provision of quality pre-Prep programs for children aged 3 1/2 to 4 1/2 years living in 35 Indigenous communities, under the Queensland Government’s Bound for Success education strategy. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Palm Island Senior Phase Options	700	—	—	—	—

The Government is providing additional funding to provide two additional classroom spaces, amenities building and a shade structure to support the continuation of the senior phase of learning trial on Palm Island.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Skills Plan - Trade Campuses	—	—	25,000	25,000	—
As part of the Queensland Skills Plan the Government will provide additional funding for the development of specialist trade campuses in Acacia Ridge, Mackay and Townsville.

Education, Training and the Arts - Arts

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Queensland Performing Arts Centre Redevelopment	1,000	33,000	—	—	—

The Government is providing additional funding of $34 million over two years for priority redevelopment works at the Queensland Performing Arts Centre. This will fund theatre refurbishment, and additional disability and other access works.

Emergency Services

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Upgrading our Ambulance Fleet and Equipment	—	2,460	3,640	—	—

The Government will provide funding to accelerate the replacement of Queensland’s ambulance fleet and provide resources to equip extra ambulance officers in response to rapidly escalating demand. $6.1 million is provided for vehicles and equipment associated with additional ambulance staff.

Environmental Protection Agency

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Licencing under the EP Act and Enhanced Compliance	—	1,000	2,000	1,000	—

The Government will introduce an enhanced Environmentally Relevant Activity regulatory regime. This will enhance investigation and monitoring activities as well as an investment in technology and technical capability to manage environmental risks more holistically. Capital funding will allow for the acquisition and implementation of an integrated IT system to support regulatory efforts. The expense component of this initiative can be found in Chapter 2 Expense Measures. The revenue component of this initiative can be found in Chapter 4 Revenue Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Cape York Peninsula Heritage Act Tenure Resolution and National Park Development	102	148	—	—	—

The Government is providing funding for infrastructure (housing, road works, etc) to support the implementation of Indigenous Management Agreements. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Daintree National Park Land Acquisition to increase the Protected Estate	2,942	—	—	—	—

The Government provided funding for the Daintree rainforest program to acquire land north of the Daintree River to consolidate this World Heritage listed national park.

Health

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Southern Area Health Service Demand Management	—	44,380	62,531	26,628	—

The Government will provide funding to meet critical infrastructure needs including: Princess Alexandra Hospital helipad, three intensive care unit beds, additional special care nursery cots, Princess Alexandra Hospital Positron Emission Tomography (PET) scanner and radiation oncology bunkers and the Logan Annex development. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Central Area Health Service Demand Management	—	36,660	51,654	21,996	—

The Government will provide funding to meet critical infrastructure needs including a rural enhancement program that includes the replacement or refurbishment of facilities, a healthy ageing precinct that supports aged care beds and rehabilitation for older patients, a critical clinical infrastructure upgrade in Redcliffe Hospital and an oral health cluster in the Wide Bay area. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Northern Area Health Service Demand Management	—	18,960	26,715	7,976	—

The Government will provide funding to meet critical infrastructure needs including: regional accommodation, helipads in Innisfail, Cooktown, Wujal-Wujal and Torres and a renal dialysis unit in Mossman. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Cairns Base Hospital Redevelopment	—	24,200	21,800	39,600	147,400

The Government will fund the redevelopment and expansion of Cairns Base Hospital through the recently announced airport sales. The redevelopment is designed to meet the needs of the residents of Cairns and the surrounding catchment areas to 2021. The redevelopment will include construction of a new clinical block, a new hub for surgical and day beds and enhanced aged care and rehabilitation facilities and the purchase of land. Recurrent funding to support the expansion of Cairns Base Hospital will be sourced from future growth funding including the Australian Health Care Agreement.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Mackay Hospital Redevelopment	—	5,304	57,390	122,939	118,067

The Government will fund the redevelopment and expansion of Mackay Base Hospital, through the recently announced airport sales. This project includes a new acute hospital, emergency department, outpatients departments, birthing suite and new staff residential accommodation. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Mount Isa Hospital Redevelopment	—	8,000	21,500	21,400	14,290

The Government will fund the redevelopment of Mount Isa Hospital through the recently announced airport sales. It will provide functional, high quality facilities to the public in this catchment area. The facilities will include an expanded emergency department and enable implementation of integrated primary, community and acute health services that will provide a foundation for the development of a Centre for Excellence in Rural and Remote Health. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Oral Health Queensland	—	9,650	3,000	1,500	—

The Government will provide funding for the procurement of nine new mobile dental clinics and refurbishment of the existing fleet to ensure compliance with national infection control guidelines and workplace health and safety legislation.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Indigenous Alcohol Rehabilitation and Support Programs	—	6,700	—	—	—

The Government will fund the refurbishment or enhancement of alcohol and drug treatment facilities associated with the alcohol reform initiative. This initiative is part of a larger Government package to address the harm caused by alcohol and other substances. Other components can be found in the Communities and Local Government, Sport and Recreation portfolios. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Radiology Services Delivery	—	2,407	1,000	500	—

The Government will provide funds for investment in a Tele-Radiology Network and digital image acquisition and viewing hardware to improve diagnosis times and patient outcomes.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Toowoomba Hospital Community-Based Care Services	—	400	—	—	—

The Government will fund a trial program to ensure that community-based care is delivered wherever possible and to coordinate care for complex patient needs. These funds will help reduce the burden on acute beds in the hospital. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Renal Services	—	375	—	—	—

The Government will provide additional funding to enhance renal services in Queensland. This initiative will provide a further expansion of chairs in satellite renal dialysis centres. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Healthy Hearing Program - Deadly Ears, Deadly Kids, Deadly Communities	—	200	—	—	—

The Government will fund diagnostic, screening and health education equipment and a mobile surgical unit as part of the initiative for Aboriginal and Torres Strait Islander children and young people (0-12 years) who experience a high incidence and prevalence of chronic Otitis Media (OM). Savings from the merging of the Service Delivery and Performance Commission with the Office of the Public Service Commissioner will be redirected towards the funding of this initiative. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Justice and Attorney-General

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Brisbane Supreme and District Court Complex	—	229,226	200,000	84,724	70,000

The Government is providing funding for the construction of the new $600 million Brisbane Supreme and District Courthouse. The building will contain up to 47 courtrooms, jury facilities, judges chambers, the Supreme Court Library, registry and court support functions. The building will include high quality audio/visual facilities in all courts to allow vulnerable witnesses to give evidence remotely and for the presentation of evidence in modern formats.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Road Safety Summit and Young Drivers Safety Initiatives	—	431	—	—	—

The Government will provide additional funding for the existing package of initiatives announced as part of the Road Safety Summit Outcomes. These initiatives are aimed at reducing the Queensland road toll by introducing programs such as young drivers initiatives, immediate suspension of licences, random drug testing program and vehicle impoundment trial. The funding arrangement will result in the enhancement of computer software systems and production of reports to enable analysis and determine the effectiveness of the introduced initiatives. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Office of the State Coroner	400	—	—	—	—

The Government is providing funding to relocate and refit the premises of the Cairns Magistrate Courthouse to adequately accommodate the establishment of an additional state coroner and other positions. These positions have been created to increase the quality and efficiency of coronial services in the Far North Queensland region. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Legislative Assembly of Queensland

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Efficiency Upgrade of Air Conditioning Cooling Towers and Facilities Upgrade	—	1,936	618	—	—

The Government will provide funding for the upgrade of facilities infrastructure within the Parliamentary Annexe including the replacement of air conditioning cooling towers to improve water and energy efficiency, and the upgrade of existing toilet and shower facilities on levels 9 to 13 to improve functionality and address equitable access priorities. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Main Roads

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Stages 1 and 2 Road Component: Darra to Springfield Transport Corridor	13,300	124,200	119,700	79,100	300

As announced in December 2007, the Government is providing funding to commence the road component of the Darra to Springfield Transport Corridor. Stage 1 of the project involves duplicating the Centenary Highway from two to four lanes at Richlands to meet with the existing Logan Motorway interchange at Carole Park and is due for completion in 2011. Stage 2 of the project, planned for delivery after completion of Stage 1, will include continuing the four lane Centenary Highway duplication to Springfield.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Highway Improvements to Support the Bowen Basin Coalfields	—	45,000	85,000	20,000	—

The Government will provide funding to improve the road network in the Bowen Basin region to further support Central Queensland’s coal mining industry. Included in this funding package will be the realignment of the Dawson Highway at the Calliope Range, expected to be completed by 2011. Another major project will commence on the Leichhardt Highway, between Blowhard Creek and the Baralaba intersection, which will provide a new alignment and improved flood immunity at the Don River crossings. This is also expected to be completed by 2011.

Mines and Energy

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Information Systems Upgrade	—	2,562	250	—	—

The Government will provide additional funding for the upgrading of hardware and software for the Department of Mines and Energy’s critical customer service systems for interactive and online information. These systems are the Mineral and Energy Resources Location and Information Network, the Queensland Digital Exploration Reports System and the Interactive Resource and Tenure Maps System.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Drill Core Facility Upgrade	—	2,438	1,110	1,240	—

The Government will fund the construction of a new drill core library facility at Mount Isa for the safe and secure storage of drill core samples. The new facility will accommodate the increasing supply of drill core samples from surrounding areas and will support the promotion of mining and exploration in the North West Mineral Province.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Callide Oxyfuel Project	10,000	—	—	—	—

The Government provided funding to the Low Emissions Technology Project at Callide, led by CS Energy, to demonstrate the ‘oxy-fuel’ carbon capture technology on a commercial scale. This technology is capable of being retrofitted to existing coal-fired power stations. The Oxyfuel Project is part of a range of technologies which industry has embraced and is of strategic importance in securing a low carbon energy future for the State’s stationary energy sector.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Simtars Building Upgrade	—	—	3,640	3,760	—

The Government will fund the construction of a new building at the Safety in mines testing and research station (Simtars), replacing existing demountable facilities. Funding is also provided to upgrade training facilities so that Simtars’ reputation as a provider of training services to the mining industry is maintained.

Natural Resources and Water

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Land Acquisitions for Future Water Infrastructure	7,500	41,900	26,200	—	—

The Government is providing funding of up to $75.6 million over three years commencing 2007-08 for the acquisition of properties for the Nathan and Connors River dams and other properties in water storage inundated areas.

Police

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Fixed Speed Camera Project	847	—	—	—	—

The Government funded the implementation of three wet film fixed speed cameras in 2008. This was an outcome of the Road Safety Summit initiatives to improve Queensland’s road safety performance. Site selection for these fixed speed cameras in Queensland was based on crash history and site suitability for available technologies. Fixed speed cameras are well signed and located on the Story Bridge, the Bruce Highway at Burpengary and the Ml at Tarragindi. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Traffic Accident 3D Scanning Equipment	630	—	—	—	—

The Government through the Smart Travel Choices Program for South East Queensland funded the purchase of 3D accident survey scanning equipment to use in traffic incident investigation. The use of this equipment means that traffic accidents can be investigated in less time, resulting in wreckage being removed and traffic flow restored promptly.

Premier and Cabinet

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
South Bank Corporation - Expansion of the Brisbane Convention and Exhibition Centre	25,000	76,000	25,600	—	—

The Brisbane Convention and Exhibition Centre will be expanded by approximately 24,000 square metres of additional floor space. Key components of the expanded facility are 600 seat and 400 seat tiered plenary halls, breakout rooms, foyer/exhibition space, and ground floor restaurant and retail uses.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
South Bank Corporation - Development of a Stormwater Harvesting System	1,730	2,870	—	—	—

The Government will fund the construction of a system which is expected to meet 78% of South Bank Parkland’s irrigation and water feature needs. The installation includes a major stormwater diversion pit, including a collapsible weir to hold back river water and a large capacity stormwater harvesting pump, another 2 megalitre storage area and a primary treatment plant and reticulation system to pump Class A recycled water to the Parkland’s irrigation system and water features.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Commission for Children and Young People and Child Guardian -Community Visitor Program	—	—	400	500	—

The Government is providing additional funds to further improve comprehensive visitation and systemic monitoring for Queensland children living in out-of-home care through enabling enhancements of the Community Visitor Information System which maintains a register of children requiring visits, allocates visits and manages reports. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Public Works

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Purchase and Refurbishment of Mareeba Department of Primary Industries and Fisheries facility	5,000	10,000	500	—	—

The Government is funding the purchase and refurbishment of the Mareeba Government Office Building. The aim of the project is to provide an improved and efficient office accommodation for four Government agencies in Mareeba in line with the Mareeba Office Accommodation Strategy. The project is part of an overall regional strategy that will allow agencies to relocate and consolidate.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Government Employee Housing Evaporative Air-conditioning Replacement	—	1,600	1,700	1,800	1,900

As part of a replacement program, the Government is providing funding to retrofit approximately 55 residences in rural and remote areas across the State that have existing failing evaporative units with split-system refrigerative units. The combined replacement of units that have reached the end of their useful life will realise significant savings generated through bulk procurement strategies.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Roma Street Parkland Rainwater Tank	750	—	—	—	—

The Government is providing funding for the installation of a clean water tank, sterilisation and filtration system in the Roma Street Parklands located in Brisbane. The proposed tank, sterilisation and filtration system will overcome the current short-term risks associated with water quality and also assist with the provision of a long-term sustainable alternate water solution.

Transport

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Darra to Springfield Road and Rail Connection	32,542	130,000	130,000	77,360	200

The Government is funding the construction of the Darra to Springfield road and rail connection. Stage 1 will provide a dual rail line from Darra to a new station at Richlands including a park and ride facility, and duplication of the Centenary Highway to four lanes from Boundary Road to the existing Logan Motorway Interchange. The balance of the project will extend the rail line and duplicated highway to Springfield.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Abbot Point - Equity Contribution	—	50,000	50,000	—	—

The Government will provide an equity injection to the Ports Corporation of Queensland, as a contribution toward the total cost of $818 million for the Abbot Point X50 Expansion, which will increase the capacity of the Abbot Point Terminal to 50 million tonnes per annum.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Citytrain Station Upgrade Program - DDA Compliance	—	12,000	—	—	—

The Government will fund the Citytrain Station Upgrade Program in order to meet legislative obligations under the Disability Discrimination Act 1992 (Cth) and the Disability Standards for Accessible Public Transport 2002. This infrastructure program delivers essential accessibility improvements as well as critical upgrades of ageing assets and facilities to ensure the safe and effective operation of Citytrain rail stations.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Albion Station Land Bridge	—	11,000	—	—	—

The Government will fund the construction of an eight metre wide land bridge over the rail corridor at Albion Station from a raised Albion Road. The Land Bridge will create a safe, pedestrian friendly connection over the rail corridor, serving both the local community and commuters accessing the station from both sides of the corridor.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Northern Minerals Province - Driver Activated Points	—	10,000	20,000	45,000	32,000

Government will finance the project for a total of $107 million. The project involves enhancements to the rail system through the installation of driver activated points at 41 locations between Stuart and Mount Isa. The installation of the driver activated points will reduce transit time by up to two hours by allowing an increase in speed through the passing loop locations for trains not crossing or for the train with right of way during the crossing of another train.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Recreational Boating Infrastructure	—	6,202	4,000	4,000	4,000

The Government will fund the construction of new recreational boating facilities. These funds will ensure that future infrastructure demands can be met as the recreational boating population continues to grow.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Citytrain Rollingstock	—	2,100	11,200	47,600	101,000

The Government will fund further rollingstock purchases required to meet peak period patronage projections. A further 58 three car units will be acquired, comprising a mix of Interurban Multiple Units and Suburban Multiple Units. This provides for growth across the network in the morning peak.

Treasury

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Revenue Management System Release 3	—	17,547	—	—	—

The Government will provide funding to progress the development of the Revenue Management System Release 3 to incorporate land tax, fuel subsidy and Community Ambulance Cover with capability to support whole-of-Government grants and revenue management initiatives. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Grants Management System	—	562	—	—	—

The Government will provide funding from the Gambling Community Benefit Fund accumulated surplus to develop a new grants management system for the Fund with enhanced governance, financial management, reporting and accountability capacity.

4. REVENUE MEASURES

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2007-08 Budget. This does not represent the full amount of additional funding provided to agencies since the 2007-08 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Environmental Protection Agency

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Licencing under the EP Act and Enhanced Compliance	—	12,730	26,430	26,430	26,430

The Government will introduce a new risk-based fee structure for Environmentally Relevant Activities (ERA) as part of an expanded State-wide compliance program in areas such as industrial estates and mines. The expanded program will enhance investigation and monitoring activities and will provide industry with a higher level of environmental service. The funds will be applied to ERA monitoring and compliance activities. The expense component of this initiative can be found in Chapter 2 Expense Measures. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Mines and Energy

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
State Royalty Reform Package	—	594,000	334,500	335,500	318,500

The Government will introduce a package of State royalty reforms. The measures will include the introduction of a two tier royalty rate for coal from 1 July 2008 and a new variable rate schedule for base and precious metals from 1 January 2011. Other measures include an update of royalty rates and thresholds. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
State Royalty Reform Package - Allowance of ACALET Levy as Deduction	—	(7,000)	(3,500)	(3,500)	(3,500)

The Government will allow the levy paid by coal mining companies pursuant to the Clean Coal Technology Special Agreement Act 2007 as a deduction in determining coal mining royalty. The deduction will be allowed from the time of commencement of the agreement on 1 April 2007.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Safety and Health Levy - Cost Recovery	—	19,531	26,041	26,041	26,041

The Government will introduce a levy on all coal and metalliferous mines and quarries in Queensland to recover the cost of safety and health services provided by the Department of Mines and Energy to the mining industry. Owing to the dangerous nature and specific health issues associated with mining, a number of health and safety services are provided on behalf of the mining industry. These services assist the Queensland mining industry to meet its target of ‘Zero Harm’.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Government Explosives Reserves Fees - Cost Recovery	—	1,200	1,200	1,200	1,200

The Government will collect additional revenue for the provision of safe and secure storage of explosives and fireworks at the four Government explosives reserves. The service fee has been adjusted to reflect the actual cost for the storage and supervisory activities of these facilities.

Transport

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Recreational Boating Infrastructure - Registration Fees	—	6,914	9,960	10,448	10,960

Effective 1 October 2008, recreational vessel registration fees will be increased according to the vessel length. The increases will range from $15 for vessels up to 4.5 metres long to over $300 for very large vessels. Revenue from the fee will be used to provide, maintain and operate public recreational boating infrastructure. The expense component of this initiative can be found in Chapter 2 Expense Measures. The capital component of this measure can be found in Chapter 3 Capital Measures.

Treasury

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Transfer Duty - Rate and Threshold Changes	—	74,600	72,500	68,500	58,100

The Government is adjusting the State’s transfer duty rates to assist people entering the housing market. Comprehensive reform of the transfer duty regime results in all home buyers purchasing a home between $320,000 and $1 million paying less transfer duty. When fully rolled out by 1 September 2008, there will be no duty for first home buyers purchasing a home up to $500,000. Coupled with the abolition of mortgage duty, first home buyers will pay no duty on a home up to $500,000. Adjustments at the higher end of the schedule will fund this policy measure. Overall, approximately 75% of transactions are expected to incur less duty under the reforms. The rate schedule changes apply from 1 July 2008, with the first home exemption threshold moving to $350,000 initially and then to $500,000 by 1 September 2008. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Liquor Licence Fees - Cost Recovery	—	13,000	27,000	29,000	30,000

The Government is introducing annual liquor licence renewal fees as part of a package of reforms to address the critical issue of harm reduction related to the use and abuse of alcohol. The revenue from licence renewal fees are intended to recover the costs to Government for the regulation of the liquor industry. The renewal fees are expected to apply from 1 January 2009. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Tax concessions to assist older persons	—	(5,000)	(5,000)	(5,000)	(5,000)

The Government will extend certain land tax and duties exemptions and concessional rates to assist older persons. The measures include providing a land tax exemption for aged care facilities, which will complement the existing exemption for retirement villages. Also, the duties home concession will be extended to apply to residents of retirement villages who are required to enter lease and sub-lease occupancy arrangements. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Land Tax - Reduction in Rates	—	(17,000)	(20,000)	(22,000)	(25,000)

The Government will reduce the land tax liability for resident individuals who have land holdings with taxable value below $1.8 million. Compared to the current schedule, a land tax payer with assessable land with a taxable value of $600,000 will save $700. 15,000 resident individuals and 17,500 companies, trusts and absentees will benefit from the new schedules. Companies, trusts and absentees with land holdings with a taxable value below $750,000 will also benefit from a reduced land tax liability, compared to the current schedule. The measure applies from 1 July 2008. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Pay-roll Tax - Extension of Deduction	—	(20,000)	(21,000)	(23,000)	(25,000)

The Government will extend the current phase-out of the pay-roll tax deduction. Currently the $1 million deduction phases out at $4 million. This measure will extend the phase-out to $5 million, delivering pay-roll tax cuts to eligible small and medium sized businesses with pay-rolls between $1 million and $5 million. The measure applies from 1 July 2008. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

	2007-08 $’000	2008-09 $’000	2009-10 $’000	2010-11 $’000	2011-12 $’000
Mortgage Duty - Full Abolition	—	(100,000)	—	—	—

The Government will bring forward the abolition of mortgage duty to apply from 1 July 2008. The Government halved the rate of mortgage duty from 1 January 2008. It will now be fully abolished from 1 July 2008. Refer to Budget Paper No. 2 - Budget Strategy and Outlook for more detail.

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By authority: R.J. Hunt, Government Printer, Queensland-2008

State Budget 2008-09

Budget Measures

Budget Paper No. 4

www.budget.qld.gov.au